
REVLON
COLORSTAY

2011 ANNUAL REPORT

REVLON



HALLE BERRY



EMMA STONE

INCREASING OUR OPERATING PROFIT AND CASH FLOW

During 2011, we increased profitability, achieving operating profit of $203 million, and sustained highly competitive operating income margins. We also achieved our fourth consecutive year of positive cash flow, with free cash flow[2] of $74 million.

IMPROVING OUR CAPITAL STRUCTURE

We improved our capital structure by refinancing our bank credit facilities during 2011, which lowered our cost of borrowing and extended maturities, and Moody's upgraded our credit rating in April 2011. We believe that our current capital structure provides us with the flexibility to continue to execute our business strategy.

In closing, I am very proud of our accomplishments and am excited about the future of Revlon. We have achieved a great deal over the past several years and I would like to extend my sincere appreciation to our employees around the world for their accountability, collaboration, communication and execution in making Revlon a global success. I also thank our Board of Directors for their leadership, counsel and support, and our stakeholders for their continued interest in Revlon.

Alan T. Ennis
President and Chief Executive Officer
April 2012

1. *Adjusted EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable GAAP measure. Adjusted EBITDA is defined as income from continuing operations before interest, taxes, depreciation, amortization, gains/losses on foreign currency fluctuations, gains/losses on the early extinguishment of debt and miscellaneous expenses.*

2. *Free cash flow is a non-GAAP measure that is reconciled to net cash provided by operating activities, its most directly comparable GAAP measure. Free cash flow is defined as net cash provided by operating activities, less capital expenditures for property, plant and equipment, plus proceeds from the sale of certain assets.*

PHILANTHROPY

We are most fortunate to be in a position to carry on the 80-year heritage of the Revlon brand, which has represented glamour, excitement, innovation and relevance for all women around the world. We continue to build upon this heritage and are proud of our long-standing and continued philanthropic efforts under the banner of Revlon Cares™. As an ambassador for women's health, we have helped raise millions of dollars for important programs, including EIF Revlon Run/Walk for Women, Look Good...Feel Better and the National Breast Cancer Coalition, which help support medical research, physician training, clinical care and education and awareness initiatives.


START




REVLON



1: Runners take off at the start line of the 2011 EIF Revlon Run/Walk for Women in Times Square, New York. 2: Halle Berry hosting the 2011 EIF Revlon Run/Walk for Women in Los Angeles. 3: Debut of a new Revlon-powered Rex Healthcare Mobile Mammography Unit, which provides women in North Carolina with free mammography screenings. 4: Revlon Global Artistic Director Gucci Westman applies makeup at Revlon's 2011 Fashion Night Out event benefitting Look Good...Feel Better.

REVLON CARES™

2011 BEAUTY AWARDS

2011 BEAUTY AWARDS – U.S.

Allure
Readers' Choice Awards
- Revlon Super Lustrous Lipstick in Softsilver Rose
- Revlon Just Bitten Lipstain + Balm – Breakthrough Beauty Award!
- Revlon Super Lustrous Lipgloss in Shine City

Best of Beauty Awards
- Revlon ColorBurst Lipstick in Candy Pink
- Revlon Grow Luscious Lash Liner
- Almay Oil-Free Makeup Eraser Sticks

Allure.com
Editors' Favorite
- Almay Wake-Up Makeup
- Almay Oil-Free Makeup Eraser Sticks

Good Housekeeping
Gold Winner in 2nd Annual Anti-Aging Awards
- Revlon ColorSilk Haircolor

Must Have Makeup
- Revlon PhotoReady Concealer
- Almay Oil-Free Makeup Eraser Sticks

#1 of "30 Drugstore Deals"
- Almay Intense i-Color Smoky-i Kit

HarpersBazaar.com
Beauty Must-Have
- Almay Oil-Free Makeup Eraser Sticks

Health
Beauty Awards 2011
- Almay One Coat Get Up & Grow Mascara

Great Deal
- Revlon CustomEyes Shadow & Liner

InStyle
Best Beauty Buys
- Revlon Crazy Shine Nail Buffer
- Revlon ColorBurst Lipstick

Deals & Steals
- Revlon ColorBurst Lipgloss

O, The Oprah Magazine
O-Wards
- Revlon CustomEyes Shadow & Liner
- Revlon Top Speed Fast Dry Nail Enamel in Cloud

People Style Watch
Best Beauty Cheapies
- Revlon Age Defying with DNA Advantage Makeup in Soft Beige
- Almay Smart Shade Smart Balance Pressed Powder
- Almay Intense i-Color Smoky-i Kit

Shape
2011 Beauty Awards
- Revlon CustomEyes Shadow & Liner
- Almay Smart Shade Smart Balance Pressed Powder

Women's Wear Daily
Game Changers in Beauty Awards
- Almay Wake-Up Makeup

2011 BEAUTY AWARDS – AUSTRALIA

beautyheaven Glosscars
Best in Beauty Awards
- Best Eyeshadow: Revlon ColorStay 12 Hour Eye Shadow
- Best Lipstick: Revlon ColorBurst Lipstick
- Best Foundation: Revlon ColorStay Makeup

2011 BEAUTY AWARDS – NEW ZEALAND

Women's Weekly Awards
- Best Eyeshadow: Revlon ColorStay 12 Hour Eye Shadow
- Best Foundation: Revlon PhotoReady Makeup
- Best Concealer: Revlon ColorStay Under Eye Concealer
- Best Lipstick: Revlon Super Lustrous Lipstick
- Best Blusher/Bronzer: Revlon ColorStay Mineral Blush

2011 BEAUTY AWARDS – HONG KONG

East Week
The Best Nail Polish
- Revlon Top Speed Fast Dry Nail Enamel

2011 BEAUTY AWARDS – CHINA

Cosmopolitan
Beauty Awards
- Best Cream Foundation: Revlon Age Defying with DNA Advantage Makeup
- Best Nail Enamel: Revlon Top Speed Fast Dry Nail Enamel

2011 BEAUTY AWARDS – INDIA

Beauty & Style
Editor's Choice Award 2011
- Eyeliner category: Revlon ColorStay Eyeliner

2011 BEAUTY AWARDS – SINGAPORE

Singapore Women's Weekly
2011 Awards
- Best Foundation – Oil-Free (under $40): Revlon PhotoReady Makeup

2011 BEAUTY AWARDS – SOUTH AFRICA

Finesse Magazine
Beauty Awards
- Best Mascara: Revlon Grow Luscious Mascara

2011 BEAUTY AWARDS – U.K.

Elle
Beauty Awards
- Best Nail Varnish: Revlon Top Speed Fast Dry Nail Enamel in Storm
- Best Finishing Powder: Revlon PhotoReady Powder

Sunday Times Style Awards
Best Nail Polish
- Revlon Nail Enamel

2011 BEAUTY AWARDS – CANADA

Brand Spark Canadian Shopper Study
Best New Product Awards in 2011
- Revlon PhotoReady Makeup

Flare Magazine
Best Beauty Innovations of 2011
- Revlon Crazy Shine Nail Buffer



REVLON, INC. AND SUBSIDIARIES
RECONCILIATION OF UNAUDITED ADJUSTED EBITDA TO NET INCOME
($ in millions)

In the table set forth below, Adjusted EBITDA, which is a non-GAAP financial measure, is reconciled to net income, its most directly comparable GAAP measure. Adjusted EBITDA is defined in footnote 1 to the President's letter to shareholders, within this 2011 Annual Report.

	Year Ended December 31, (Unaudited)		
	2011	**2010**	**2009**
Reconciliation to net income:			
Net income	$ 53.4	$ 327.3	$ 48.8
Income from discontinued operations, net of taxes	0.6	0.3	0.3
Income from continuing operations, net of taxes	52.8	327.0	48.5
Interest expense	91.3	96.9	93.0
Amortization of debt issuance costs	5.3	5.9	5.8
Loss on early extinguishment of debt, net	11.2	9.7	5.8
Foreign currency losses, net	4.4	6.3	8.9
Miscellaneous, net	1.5	1.2	0.5
Provision for (benefit from) income taxes	36.8	(247.2)	8.3
Depreciation and amortization	62.7	60.6	65.7
Adjusted EBITDA	$ 266.0	$ 260.4	$ 236.5

In calculating Adjusted EBITDA, the Company excludes the effects of gains/losses on foreign currency fluctuations, gains/losses on the early extinguishment of debt, results of and gains/losses on discontinued operations and miscellaneous expenses because the Company's management believes that some of these items may not occur in certain periods, the amounts recognized can vary significantly from period to period and these items do not facilitate an understanding of the Company's operating performance. The Company's management utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures, such as net income and gross margin calculated in accordance with GAAP.

The Company's management uses Adjusted EBITDA as an integral part of its reporting and planning processes and as one of the primary measures to, among other things:

(i) monitor and evaluate the performance of the Company's business operations;
(ii) facilitate management's internal comparisons of the Company's historical operating performance of its business operations;
(iii) facilitate management's external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;
(iv) review and assess the operating performance of the Company's management team and, together with free cash flow and other operational objectives, as a measure in evaluating employee compensation and bonuses;
(v) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and
(vi) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

The Company's management believes that Adjusted EBITDA is useful to investors to provide them with disclosures of the Company's operating results on the same basis as that used by the Company's management. Additionally, the Company's management believes that Adjusted EBITDA provides useful information to investors about the performance of the Company's overall business because such measure eliminates the effects of unusual or other infrequent charges that are not directly attributable to the Company's underlying operating performance. Additionally, the Company's management believes that, because it has historically provided Adjusted EBITDA to investors, including such non-GAAP measure provides consistency in its financial reporting and continuity to investors for comparability purposes. Accordingly, the Company believes that the presentation of Adjusted EBITDA, when used in conjunction with GAAP financial measures, is a useful financial analysis tool, used by the Company's management as described above, that can assist investors in assessing the Company's financial condition, operating performance and underlying strength. Adjusted EBITDA should not be considered in isolation or as a substitute for net income / (loss) prepared in accordance with GAAP. Other companies may define EBITDA differently. Also, while EBITDA is defined differently than Adjusted EBITDA for the Company's credit agreement, certain financial covenants in its borrowing arrangements are tied to similar measures. Adjusted EBITDA should be read in conjunction with the Company's financial statements and footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.

Alan T. Ennis
President and Chief Executive Officer

Dear Fellow Shareholders,

Our strategic goal is to profitably grow our business. 2011 was a year of many notable achievements, as we continued to execute our business strategy despite continued uncertain global economic conditions. From a financial perspective, we grew net sales for the second year in a row, sustained competitive operating margins, achieved our fourth consecutive year of positive free cash flow and improved our capital structure. From a marketplace perspective, we introduced innovative, high-quality, consumer-preferred products across our entire portfolio, we acquired the SinfulColors brand, and we signed two of Hollywood's most sought-after actresses, Emma Stone and Olivia Wilde, as Global Brand Ambassadors for our Revlon brand.



NET SALES


$ in millions
1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
$1,295.9
$1,321.4
$1,381.4
2009
2010
2011

OPERATING INCOME


$ in millions
220
200
180
160
140
120
100
13.2%
$170.8
15.1%
$199.8
14.7%
$203.3
2009
2010
2011
% of Net Sales

ADJUSTED EBITDA[1]


$ in millions
275
250
225
200
175
150
125
100
$236.5
18.2%
$260.4
19.7%
$266.0
19.3%
2009
2010
2011
% of Net Sales

FREE CASH FLOW[2]


$254.4
$ in millions
100
80
60
40
20
0
$97.7
$82.3
$74.4
2009
2010
2011

Guided by our vision of **"Glamour, excitement and innovation through high-quality products at affordable prices,"** we are focused on the five elements of our business strategy, specifically, to (i) build our strong brands; (ii) develop our organizational capability; (iii) drive our company to act globally; (iv) increase our operating profit and cash flow; and (v) improve our capital structure.

BUILDING OUR STRONG BRANDS

Our portfolio of iconic, powerful brands includes Revlon®, Almay®, SinfulColors™, Mitchum®, Gatineau®, Ultima II® and Charlie®. During 2011, we continued to focus on building our strong brands with an emphasis on the following key drivers of profitable growth:

- Innovative, high-quality, consumer-preferred brand offering;
- Effective brand communication;
- Appropriate levels of advertising and promotion; and
- Superb execution with our retail partners.

In meeting the needs of consumers, our global portfolio planning process delivered new products across our portfolio, while at the same time keeping our established franchises relevant and competitive. New products include:

- **Revlon ColorBurst™ Lip Butter** – A buttery balm that instantly hydrates lips while providing color with a shiny finish.
- **Revlon ColorStay™ 16 Hour Eyeshadow** – An upgrade of our eyeshadow quads offering 16-hour wear in impactful colors in runway-inspired and classic shades, showcased in new premium design and packaging.
- **Revlon Age Defying with DNA Advantage™ Makeup** – A full coverage moisturizing makeup which helps protect the skin's DNA to fight signs of aging.
- **Revlon PhotoReady Airbrush™ Mousse Makeup** – A mousse makeup that goes on "light-as-air" and contains innovative photo-chromatic pigments that bend and reflect light to give a flawless, airbrushed appearance.
- **Revlon® ColorStay™ Longwear Nail Enamel** – A nail color line containing exclusive light-curing technology that provides a gel-like shine and up to 11 days of shatter-proof color when worn with ColorStay™ base and top coats.
- **Revlon Top Speed™ Fast Dry Nail Enamel** – An advanced line of on-trend nail color that sets in 60 seconds.
- **Revlon Root Erase™ by ColorSilk™** – An extension of our Revlon ColorSilk product line that erases roots and grays with ease, for beautiful, seamless color in 10 minutes.
- **Almay Intense i-color™ kits** – Building upon the formula and packaging innovations behind the Almay Intense i-color smoky-i™ kit, which helps consumers achieve a smoky eye look with ease, we extended the franchise with satin-i™ and shimmer-i™ kits.

DEVELOPING OUR ORGANIZATIONAL CAPABILITY

We strengthened the capabilities of our leadership team in 2011 through key management appointments, including Xavier Garijo as Chief Supply Chain Officer and Lauren Goldberg as General Counsel. We are focused on continuously strengthening our capabilities by developing our people and by recruiting talented and experienced individuals across all functions in the organization.

DRIVING OUR COMPANY TO ACT GLOBALLY

Acting globally is a principle that guides how we think, plan and act across all of our brands and regions. We are leveraging brand positioning, portfolio planning and brand communications plans globally, and we are focused on improving our operating efficiency through many activities, including global supply chain management.

REVLON, INC. AND SUBSIDIARIES
UNAUDITED FREE CASH FLOW RECONCILIATION
($ in millions)

In the table set forth below, free cash flow, which is a non-GAAP measure, is reconciled to net cash provided by operating activities, its most directly comparable GAAP measure. Free cash flow is defined in footnote 2 to the President's letter to shareholders, within this 2011 Annual Report. Free cash flow excludes proceeds from the sale of discontinued operations. Management uses free cash flow:

(i) to evaluate its business and financial performance and overall liquidity;
(ii) in strategic planning; and
(iii) to review and assess the operating performance of the Company's management team and, together with Adjusted EBITDA and other operational objectives, as a measure in evaluating employee compensation and bonuses.

Management believes that free cash flow is useful for investors because it provides them with an important perspective on the cash available for debt repayment and other strategic measures, after making necessary capital investments in property and equipment to support the Company's ongoing business operations, and provides them with the same measures that management uses as the basis for making resource allocation decisions. Free cash flow does not represent the residual cash flow available for discretionary expenditures, as it excludes certain expenditures such as mandatory debt service requirements, which, for the Company, are significant. The Company does not intend for free cash flow to be considered in isolation or as a substitute for the related GAAP measures. Other companies may define free cash flow or similarly titled measures differently.

	Year Ended December 31, (Unaudited)		
	2011	2010	2009
Reconciliation to net cash provided by operating activities:			
Net cash provided by operating activities	$ 88.0	$ 97.2	$ 109.5
Less capital expenditures	(13.9)	(15.2)	(14.3)
Plus proceeds from the sale of certain assets	0.3	0.3	2.5
Free cash flow	$ 74.4	$ 82.3	$ 97.7

GLAMOUR, EXCITEMENT AND INNOVATION



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-11178

REVLON, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**13-3662955**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
237 Park Avenue, New York, New York	**10017**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 527-4000

Securities registered pursuant to Section 12(b) or 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceeding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A Common Stock held by non-affiliates (using the New York Stock Exchange closing price as of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter) was approximately $193,300,598.

As of December 31, 2011, 49,058,008 shares of Class A Common Stock and 3,125,000 shares of Class B Common Stock and 9,336,905 shares of Preferred Stock were outstanding. At such date, 37,544,640 shares of Class A Common Stock were beneficially owned by MacAndrews & Forbes Holdings Inc. and certain of its affiliates and all of the shares of Class B Common Stock were owned by REV Holdings LLC, a Delaware limited liability company and an indirectly wholly-owned subsidiary of MacAndrews & Forbes Holdings Inc.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Revlon, Inc.'s definitive Proxy Statement to be delivered to shareholders in connection with its Annual Meeting of Stockholders to be held on or about June 7, 2012 are incorporated by reference into Part III of this Form 10-K.

Revlon, Inc. and Subsidiaries

Form 10-K

For the Year Ended December 31, 2011

Table of Contents

PART I

Item 1. Business

Background

Revlon, Inc. (and together with its subsidiaries, the "Company") conducts its business exclusively through its direct wholly-owned operating subsidiary, Revlon Consumer Products Corporation ("Products Corporation") and its subsidiaries. Revlon, Inc. is a direct and indirect majority-owned subsidiary of MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes Holdings" and together with certain of its affiliates other than the Company, "MacAndrews & Forbes"), a corporation wholly-owned by Ronald O. Perelman.

The Company's vision is glamour, excitement and innovation through high-quality products at affordable prices. The Company operates in a single segment and manufactures, markets and sells an extensive array of cosmetics, women's hair color, beauty tools, anti-perspirant deodorants, fragrances, skincare and other beauty care products. The Company is one of the world's leading cosmetics companies in the mass retail channel (as hereinafter defined). The Company believes that its global brand name recognition, product quality and marketing experience have enabled it to create one of the strongest consumer brand franchises in the world.

The Company's products are sold worldwide and marketed under such brand names as **Revlon**, including the **Revlon ColorStay**, **Revlon Super Lustrous** and **Revlon Age Defying** franchises; **Almay**, including the **Almay Intense i-Color** and **Almay Smart Shade** franchises; and **Sinful Colors** in cosmetics; **Revlon ColorSilk** in women's hair color; **Revlon** in beauty tools; **Mitchum** in anti-perspirant deodorants; **Charlie** and **Jean Naté** in fragrances; and **Ultima II** and **Gatineau** in skincare.

The Company's principal customers include large mass volume retailers and chain drug and food stores (collectively, the "mass retail channel") in the U.S., as well as certain department stores and other specialty stores, such as perfumeries, outside the U.S. The Company also sells beauty products to U.S. military exchanges and commissaries and has a licensing business pursuant to which the Company licenses certain of its key brand names to third parties for complementary beauty-related products and accessories in exchange for royalties.

The Company was founded by Charles Revson, who revolutionized the cosmetics industry by introducing nail enamels matched to lipsticks in fashion colors over 75 years ago. Today, the Company has leading market positions in a number of its principal product categories in the U.S. mass retail channel, including color cosmetics (face, lip, eye and nail categories), women's hair color and beauty tools. The Company also has leading market positions in several product categories in certain foreign countries, including Australia, Canada and South Africa.

The Company's Business Strategy

The Company's strategic goal is to profitably grow our business. The business strategies employed by the Company to achieve this goal are:

1. ***Building our strong brands.*** We continue to build our strong brands by focusing on innovative, high-quality, consumer-preferred brand offering; effective consumer brand communication; appropriate levels of advertising and promotion; and superb execution with our retail partners.

2. ***Developing our organizational capability.*** We continue to develop our organizational capability through attracting, retaining and rewarding highly capable people and through performance management, development planning, succession planning and training.

3. ***Driving our company to act globally.*** We continue to drive common global processes which are designed to provide the most efficient and effective allocation of our resources.

4. ***Increasing our operating profit and cash flow.*** We continue to focus on increasing our operating profit and cash flow.

5. ***Improving our capital structure.*** We continue to improve our capital structure by focusing on strengthening our balance sheet and reducing debt.

Recent Refinancing Transactions

Refinancings of the 2010 Term Loan and 2010 Revolving Credit Facilities: During the second quarter of 2011, Products Corporation consummated refinancings of the 2010 Term Loan Facility and the 2010 Revolving Credit Facility (together referred to as the "2011 Refinancings"), reducing interest rates and extending maturities, consisting of the following transactions:

In May 2011, Products Corporation consummated a refinancing of the 2010 Term Loan Facility (the "2011 Term Loan Facility Refinancing"), which included replacing Products Corporation's 2010 bank term loan facility, which was scheduled to mature on March 11, 2015 and had $794.0 million aggregate principal amount outstanding at December 31, 2010 (the "2010 Term Loan Facility"), with a 6.5-year, $800.0 million term loan facility due November 19, 2017 (the "2011 Term Loan Facility") under a third amended and restated term loan agreement dated May 19, 2011 (the "2011 Term Loan Agreement"). Products Corporation used $796 million of proceeds from the 2011 Term Loan Facility, which was drawn in full on the May 19, 2011 closing date and issued to lenders at 99.5% of par, to repay in full the $792.0 million of then outstanding indebtedness under its 2010 Term Loan Facility and to pay approximately $2 million of accrued interest. The Company incurred $3.6 million of fees in connection with consummating the 2011 Term Loan Facility Refinancing, of which $1.9 million was capitalized.

In June 2011, Products Corporation consummated a refinancing of the 2010 Revolving Credit Facility (the "2011 Revolving Credit Facility Refinancing"), which included refinancing Products Corporation's 2010 revolving credit facility, which was scheduled to mature on March 11, 2014 and had nil outstanding borrowings at December 31, 2010 (the "2010 Revolving Credit Facility"), with a 5-year, $140.0 million asset-based, multi-currency revolving credit facility due June 16, 2016 (the "2011 Revolving Credit Facility") under a third amended and restated revolving credit agreement dated June 16, 2011 (the "2011 Revolving Credit Agreement" and together with the 2011 Term Loan Agreement, the "2011 Credit Agreements"). Products Corporation incurred $0.7 million of fees in connection with consummating the 2011 Revolving Credit Facility Refinancing, all of which were capitalized.

Products

Revlon, Inc. conducts business exclusively through Products Corporation. The Company manufactures and markets a variety of products worldwide. The following table sets forth the Company's principal brands.

COSMETICS	HAIR	BEAUTY TOOLS	FRAGRANCE	ANTI-PERSPIRANT DEODORANTS	SKINCARE
Revlon	Revlon ColorSilk	Revlon	Charlie	Mitchum	Gatineau
Almay			Jean Naté		Ultima II
Sinful Colors					

Cosmetics — Revlon: The Company sells a broad range of cosmetics under its flagship **Revlon** brand designed to fulfill consumer needs, principally priced in the upper range of the mass retail channel, including face, lip, eye and nail products. Certain of the Company's products incorporate patented, patent-pending or proprietary technology. (See "New Product Development and Research and Development").

The Company sells face makeup, including foundation, powder, blush and concealers, under the **Revlon** brand name. **Revlon Age Defying**, which is targeted for women in the over-35 age bracket, incorporates the Company's patented **Botafirm** ingredients to help reduce the appearance of lines and wrinkles. **Revlon Age Defying with DNA Advantage** foundation combines makeup and powerful anti-aging skincare to help protect the skin's DNA and fight visible signs of aging. The Company also markets a complete range of **Revlon ColorStay** liquid and powder face makeup with patented long-wearing ingredients and **SoftFlex** technology for enhanced comfort. The **Revlon ColorStay** Mineral collection includes **Revlon ColorStay** Mineral Mousse makeup, as well as **Revlon ColorStay** Mineral pressed blush and bronzer. **Revlon ColorStay Aqua** Mineral makeup provides an instant cooling burst of hydrating coconut water for a luminous look that lasts all day. The

Revlon PhotoReady franchise, which includes primer, makeup, powder, blush and finisher, are designed with innovative photochromatic pigments that bend and reflect light to give a flawless, airbrushed appearance in any light. **Revlon PhotoReady Airbrush** Mousse makeup goes on light as air, while providing the appearance of a perfectly blended, smooth and poreless complexion. **Revlon PhotoReady** Compact Makeup has an innovative screen that transforms cream to liquid and dries down to a soft powder finish. **Revlon PhotoReady** Concealer is an all-over face concealer that helps erase imperfections and camouflage dark under-eye circles.

The Company markets several different lines of **Revlon** lip makeup, including lipstick, lip gloss and lip liner, under several **Revlon** brand names. **Revlon Super Lustrous** is the Company's flagship wax-based lipcolor, offered in a wide variety of shades of lipstick and lip gloss, and has **LiquiSilk** technology designed to boost moisturization using silk dispersed in emollients. **Revlon ColorStay Soft & Smooth** lip color, with patented ingredients, offers long-wearing benefits, while enhancing comfort with **SoftFlex** technology. **Revlon ColorStay Ultimate** liquid lipstick is the first and only lipcolor that has patented **ColorStay** long-wearing technology, which is comfortable, food-proof and wears for up to 24 hours in one simple step. **Revlon ColorStay** Mineral lipglaze is the Company's first long-wearing lip gloss with up to eight hours of wear. **Revlon Just Bitten** is a dual-tipped Lip Stain and Lip Balm that provides kiss-proof color with a soft shine. **Revlon ColorBurst** lipgloss is a high-shine luxurious lipgloss available in 15 shades that provides a pop of weightless color and a mirror-like shine and **Revlon ColorBurst** Lip Butter is a softening, smoothing and instantly hydrating balm that is available in 20 shades.

The Company's eye makeup products include mascaras, eyeliners, eye shadows and brow products under several **Revlon** brand names. In mascaras, the Company's key franchises include **Revlon Grow Luscious**, a lengthening mascara with a lash enhancing formula that improves the lashes' overall appearance and conditions with each use; and **Revlon Lash Fantasy Total Definition**, a two-step primer and mascara with lash-separating brushes for enhanced definition. In eyeliners, **Revlon Grow Luscious** lash liner delivers ultra intense color impact in one stroke; **Revlon ColorStay** eyeliners deliver beautiful color that wears up to 16 hours; and **Revlon Luxurious Color** liners have a smooth formula that provides rich, luxurious color. **Revlon Luxurious Color** smoky eye crayons provide a smoky eye effect with creamy, rich color. In eye shadow, **Revlon ColorStay** 16-hour patented long-wearing eyeshadow has silky, smooth color that does not crease, fade or smudge all day, while **Revlon Luxurious Color** eyeshadows, available in satin, perle, matte and diamond lust finishes, offer rich, smooth and velvety application.

The Company's nail color and nail care lines include enamels, treatments and cuticle preparations. The Company's core **Revlon** nail enamel uses a formula that provides consumers with luxurious wear, application, shine and gloss in a toluene-free, formaldehyde-free and phthalate-free formula. The Company offers eight nail care products, including **Revlon Quick Dry Top Coat** and **Revlon Quick Dry Base Coat** that help extend the wear and quality of a manicure. **Revlon ColorStay** long-wear nail enamel provides up to 11 days of lasting color and gel-like shine. **Revlon Top Speed** nail enamel is a quick dry nail color that sets in 60 seconds and is available in 32 on-trend shades. **Revlon** scented nail enamel is scented with various aromas when dry and is available in 16 shades.

Hair - Revlon: The Company sells both hair color and haircare products throughout the world. In women's hair color, the Company markets brands, including **Revlon ColorSilk**, with patented ingredients which offer radiant, rich color with conditioning. **Revlon ColorSilk Luminista**, a line extension to **Revlon ColorSilk**, is designed to add vibrant color and high shine to naturally dark hair.

Beauty Tools - Revlon: The Company sells **Revlon** beauty tools, which include nail, eye and manicure and pedicure grooming tools, such as clippers, scissors, files, tweezers, eye lash curlers and a full line of makeup brushes under the **Revlon** brand name. **Revlon** beauty tools are sold individually and in sets.

Cosmetics — Almay: The Company's **Almay** brand consists of hypo-allergenic, dermatologist-tested, fragrance-free cosmetics and skincare products. **Almay** products include face and eye makeup and makeup removers.

Within the face category, **Almay Smart Shade** offers patented ingredients for foundation, pressed powder and concealer that are designed to match consumer skin tones. The **Almay Smart Shade** franchise includes

Almay Smart Shade Perfect & Correct Primer, the first skin primer launch for the franchise. **Almay Clear Complexion** makeup, concealer and treatment gel, have formulas, with patented ingredients, that treat and help prevent blemishes, while providing flawless coverage. **Almay TLC Truly Lasting Color** makeup and pressed powder have long-wearing formulas that help nourish and protect the skin with coverage that lasts all day. Also, **Almay Wake-Up** foundation is an innovative powder formula that delivers a radiant, well-rested look, while offering a cooling sensation to the skin. **Almay Wake-Up** under-eye concealer provides a well-rested look, while reducing the appearance of dark circles and puffiness.

In eye makeup, the flagship brand, **Almay Intense i-Color**, enhances and intensifies eyes through color-coordinated shades of shadow, liner and mascara for each eye color. **Almay Intense i-Color Shadow Trios,** which include **Almay Intense i-Color Smoky-i, Almay Intense i-Color Satin-i** and **Almay Intense i-Color Shimmer-i** kits helps the consumer to apply shadow with ease. The **Almay Intense i-Color** shadow stick is a dual-tipped shadow stick designed to simpify application and to provide a long-lasting, crease free look. The **Almay One Coat** mascara franchise includes products for lash thickening and visible lengthening, and the patented **Almay Triple Effect** mascara offers a more dramatic look. **Almay One Coat Get Up & Grow** mascara provides instant visible lengthening, while conditioning to promote long-term lash health. **Almay** eye makeup removers are offered in a range of eraser sticks, pads and towelettes.

Cosmetics — Sinful Colors: The Company's Sinful Colors brand consists primarily of value-priced nail enamels, available in many bold, vivid and on-trend colors.

Anti-perspirant deodorants: In the anti-perspirant deodorants product category, the Company markets **Mitchum** anti-perspirant products, with patented ingredients, in many countries. **Mitchum Advanced Control**, a line of stick/solid anti-perspirants offered in five fragrances, delivers a new formula featuring **FreshDefense** technology, which offers the highest level of active ingredient for maximum protection against wetness and odor.

Fragrances: The Company sells a selection of moderately-priced fragrances, including perfumes, eau de toilettes, colognes and body sprays. The Company's portfolio includes fragrances under globally-recognized brand names such as **Charlie** and **Jean Naté**.

Skincare: The Company sells skincare products in the U.S. and in global markets under internationally-recognized brand names, including **Revlon** and **Almay**, and under various regional brands, including the Company's premium-priced **Gatineau** brand, as well as **Ultima II**.

Marketing

The Company markets extensive consumer product lines principally priced in the upper range of the mass retail channel and certain other channels outside of the U.S.

The Company uses print, television and internet advertising, as well as point-of-sale merchandising, including displays and samples, coupons and other trial incentives. The Company's marketing emphasizes a uniform global image and product for its portfolio of core brands. The Company coordinates advertising campaigns with in-store promotional and other marketing activities. The Company develops jointly with retailers carefully tailored advertising, point-of-purchase and other focused marketing programs.

The Company also uses cooperative advertising programs, Company-paid or Company-subsidized demonstrators, and coordinated in-store promotions and displays. Other marketing materials designed to introduce the Company's newest products to consumers and encourage trial and purchase in-store include trial-size products and couponing. Additionally, the Company maintains separate websites, www.revlon.com, www.almay.com and www.mitchum.com devoted to the **Revlon**, **Almay** and **Mitchum** brands, respectively. Each of these websites feature product and promotional information for the brands and are updated regularly to stay current with the Company's new product launches and other advertising and promotional campaigns.

New Product Development and Research and Development

The Company believes that it is an industry leader in the development of innovative and technologically-advanced cosmetics and beauty products. The Company's marketing and research and development groups identify consumer needs and shifts in consumer preferences in order to develop new products, introduce line extensions and promotions and redesign or reformulate existing products to satisfy such needs or preferences.

The Company's research and development group is comprised of departments specialized in the technologies critical to the Company's various product categories. The Company has a global cross-functional product development process, including a rigorous process for the continuous development and evaluation of new product concepts, led by executives in marketing, sales, research and development, operations, law and finance. This process has improved the Company's new product commercialization process and created a comprehensive, long-term portfolio strategy which is intended to optimize the Company's ability to regularly bring to market innovative new product offerings and to effectively manage the Company's product portfolio.

The Company operates an extensive cosmetics research and development facility in Edison, New Jersey. The scientists at the Edison facility are responsible for all of the Company's new product research and development worldwide and performing research for new products, ideas, concepts and packaging. The research and development group at the Edison facility also performs extensive safety and quality testing on the Company's products, including toxicology, microbiology, efficacy and package testing. Additionally, quality control testing is performed at each of the Company's manufacturing facilities.

As of December 31, 2011, the Company employed approximately 140 people in its research and development activities, including specialists in pharmacology, toxicology, chemistry, microbiology, engineering, biology, dermatology and quality control. In 2011, 2010 and 2009, the Company spent $23.8 million, $24.0 million and $23.9 million, respectively, on research and development activities.

Manufacturing and Related Operations and Raw Materials

During 2011, the Company's cosmetics and/or personal care products were produced at the Company's facilities in North Carolina, Venezuela, France and South Africa and at third-party facilities around the world. However, in June 2011, the Company's facility in Venezuela was destroyed by a fire, see "Fire at Revlon Venezuela Facility," within Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, for further discussion.

The Company continually reviews its manufacturing needs against its manufacturing capacities to identify opportunities to reduce costs and operate more efficiently. The Company purchases raw materials and components throughout the world, and continuously pursues reductions in cost of goods through the global sourcing of raw materials and components from qualified vendors, utilizing its purchasing capacity to maximize cost savings. The Company's global sourcing strategy for materials and components from accredited vendors is also designed to ensure the highest quality and the continuity of supply of the raw materials and components. The Company believes that alternate sources of raw materials and components exist and does not anticipate any significant shortages of, or difficulty in obtaining, such materials.

Distribution

The Company's products are sold in more than 100 countries across six continents. The Company utilizes a dedicated sales force in those countries where the Company maintains operations, and also utilizes sales representatives and independent distributors to serve certain territories and related distribution channels.

United States. Net sales in the U.S. accounted for approximately 55% of the Company's 2011 net sales, more than a majority of which were made in the mass retail channel. The Company also sells a broad range of its products to U.S. Government military exchanges and commissaries. The Company licenses its trademarks to select manufacturers for complementary beauty-related products and accessories that the Company believes have the potential to extend the Company's brand names and image. As of December 31, 2011, eleven (11) of such licenses were in effect relating to eighteen (18) product categories, which are marketed principally in the mass-retail distribution channel. Pursuant to such licenses, the Company retains strict control over product design and development, product quality, advertising and the use of its trademarks. These licensing arrangements offer opportunities for the Company to generate revenues and cash flow through royalties and renewal fees, some of which are prepaid from time to time.

The Company's retail merchandisers stock and maintain the Company's point-of-sale wall displays intended to ensure that high-selling SKUs are in stock and to ensure the optimal presentation of the Company's products in retail outlets.

Outside of the United States. Net sales outside the U.S. accounted for approximately 45% of the Company's 2011 net sales. The five countries outside the U.S. with the highest net sales were South Africa, Australia, Canada, the U.K. and China, which together accounted for approximately 24% of the Company's 2011 net sales. The Company distributes its products through drug stores and chemist shops, hypermarkets, mass volume retailers, general merchandise stores, department stores and specialty stores, such as perfumeries. At December 31, 2011, the Company actively sold its products through wholly-owned subsidiaries established in 14 countries outside of the U.S. and through a large number of distributors and licensees elsewhere around the world.

Customers

The Company's principal customers include large mass volume retailers and chain drug stores, including such well-known retailers as Walmart, Walgreens, CVS and Target in the U.S., Shoppers DrugMart in Canada, A.S. Watson & Co. retail chains in Asia Pacific and Europe and Boots in the U.K. Walmart and its affiliates worldwide accounted for approximately 22% of the Company's 2011 consolidated net sales. As is customary in the consumer products industry, none of the Company's customers is under an obligation to continue purchasing products from the Company in the future. The Company expects that Walmart and a small number of other customers will, in the aggregate, continue to account for a large portion of the Company's net sales. (See Item 1A. "Risk Factors—The Company depends on a limited number of customers for a large portion of its net sales and the loss of one or more of these customers could reduce the Company's net sales and have a material adverse effect on the Company's business, financial condition and/or results of operations").

Competition

The consumer products business is highly competitive. The Company competes primarily by:

- developing quality products with innovative performance features, shades, finishes, components and packaging;
- educating consumers about the benefits of the Company's products;
- anticipating and responding to changing consumer demands in a timely manner, including the timing of new product introductions and line extensions;
- offering attractively priced products relative to the product benefits provided;
- maintaining favorable brand recognition;
- generating competitive margins and inventory turns for its retail customers by providing relevant products and executing effective pricing, incentive and promotion programs;
- ensuring product availability through effective planning and replenishment collaboration with retailers;
- providing strong and effective advertising, marketing, promotion and merchandising support;
- maintaining an effective sales force; and
- obtaining and retaining sufficient retail floor space, optimal in-store positioning and effective presentation of its products at retail.

The Company competes in selected product categories against a number of multi-national manufacturers. In addition to products sold in the mass retail channel and demonstrator-assisted channels, the Company's products also compete with similar products sold in prestige and department stores, television shopping, door-to-door, specialty stores, the internet, perfumeries and other distribution outlets. The Company's competitors include, among others, L'Oréal S.A., The Procter & Gamble Company, Avon Products, Inc. and The Estée Lauder Companies Inc. (See Item 1A. "Risk Factors—Competition in the consumer products business could have a material adverse effect on the Company's business, financial condition and/or results of operations").

Patents, Trademarks and Proprietary Technology

The Company's major trademarks are registered in the U.S. and in over 150 other countries, and the Company considers trademark protection to be very important to its business. Significant trademarks include **Revlon**, **Revlon ColorStay**, **Revlon Age Defying** makeup with **Botafirm**, **Revlon Age Defying with DNA Advantage, Revlon PhotoReady, Revlon Super Lustrous**, **Almay**, **Almay Smart Shade**, **Sinful Colors**, **Mitchum**, **Charlie**, **Jean Naté**, **Revlon ColorSilk** and, outside the U.S., **Gatineau** and **Ultima II**. The Company regularly renews its trademark registrations in the ordinary course of business.

The Company utilizes certain proprietary and/or patented technologies in the formulation, packaging or manufacture of a number of the Company's products, including, among others, **Revlon ColorStay** cosmetics, including **Revlon ColorStay** Mineral blush and foundation, **Revlon ColorStay Ultimate** liquid lipstick and **Revlon New Complexion** makeup; **Revlon PhotoReady** foundation; **Revlon Age Defying** cosmetics; **Fabulash** mascara; **Almay Smart Shade** makeup; **Almay Intense i-Color** eye makeup; **Almay Clear Complexion** makeup; **Revlon ColorSilk** hair color; **Mitchum** anti-perspirant; and the **Revlon Pedi-Expert** pedicure tool. The Company also protects certain of its packaging and component concepts through patents. The Company considers its proprietary technology and patent protection to be important to its business.

The Company files patents in the ordinary course of business on certain of the Company's new technologies. Patents in the U.S. are effective for up to 20 years and international patents are generally effective for up to 20 years. The patents that the Company currently has in place expire at various times between 2015 and 2031 and the Company expects to continue to file patent applications on certain of its technologies in the ordinary course of business in the future.

Government Regulation

The Company is subject to regulation by the Federal Trade Commission (the "FTC") and the Food and Drug Administration (the "FDA") in the U.S., as well as various other federal, state, local and foreign regulatory authorities, including those in the European Union (the "EU"), Canada and other countries in which the Company operates. The Company's Oxford, North Carolina manufacturing facility is registered with the FDA as a drug manufacturing establishment, permitting the manufacture of cosmetics that contain over-the-counter drug ingredients, such as sunscreens and anti-perspirants. Compliance with federal, state, local and foreign laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not anticipated to have, a material effect on the Company's capital expenditures, earnings or competitive position. Regulations in the U.S., the EU, Canada and in other countries in which the Company operates that are designed to protect consumers or the environment have an increasing influence on the Company's product claims, ingredients and packaging. (See "Risk Factors – The Company's products are subject to federal, state and international regulations that could adversely affect the Company's business, financial condition and/or results of operations").

Industry Segments, Foreign and Domestic Operations

The Company operates in a single segment. Certain of the Company's geographic, financial and other information is set forth in the Consolidated Statements of Income and Note 21, "Geographic, Financial and Other Information," to the Company's Consolidated Financial Statements.

Employees

As of December 31, 2011, the Company employed approximately 5,200 people. As of December 31, 2011, approximately 20 of such employees in the U.S. were covered by collective bargaining agreements. The Company believes that its employee relations are satisfactory.

Available Information

The public may read and copy any materials that the Company files with the SEC, including, without limitation, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information in the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file with the SEC at http://www.sec.gov. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports, are also available free of charge on our internet website at http://www.revloninc.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

Item 1A. Risk Factors

In addition to the other information in this report, investors should consider carefully the following risk factors when evaluating the Company's business.

Revlon, Inc. is a holding company with no business operations of its own and is dependent on its subsidiaries to pay certain expenses and dividends. In addition, shares of the capital stock of Products Corporation, Revlon, Inc.'s wholly-owned operating subsidiary, are pledged by Revlon, Inc. to secure its obligations under the 2011 Credit Agreements and the 9¾% Senior Secured Notes.

Revlon, Inc. is a holding company with no business operations of its own. Revlon, Inc.'s only material asset is all of the outstanding capital stock of Products Corporation, Revlon, Inc.'s wholly-owned operating subsidiary, through which Revlon, Inc. conducts its business operations. As such, Revlon, Inc.'s net income has historically consisted predominantly of its equity in the net income of Products Corporation, which for 2011, 2010 and 2009 was $64.0 million, $324.3 million and $58.8 million, respectively (which excluded $7.4 million, $7.3 million and $9.5 million, respectively, in expenses primarily related to Revlon, Inc. being a public holding company). Revlon, Inc. is dependent on the earnings and cash flow of, and dividends and distributions from, Products Corporation to pay Revlon, Inc.'s expenses incidental to being a public holding company and to pay any cash dividend or distribution on its Class A Common Stock in each case that may be authorized by Revlon, Inc.'s Board of Directors.

Revlon, Inc. expects that quarterly dividends on shares of Revlon, Inc.'s Series A preferred stock, par value $0.01 per share (the "Preferred Stock"), will be funded by cash interest payments to be received by Revlon, Inc. from Products Corporation on the Contributed Loan (the $48.6 million portion of the Senior Subordinated Term Loan that was contributed to Revlon, Inc. by MacAndrews & Forbes in 2009). Additionally, Revlon, Inc. expects to pay the liquidation preference of the Preferred Stock on October 8, 2013 with the cash payment to be received by Revlon, Inc. from Products Corporation in respect of the maturity of the Contributed Loan. The payment of such interest and principal under the Contributed Loan to Revlon, Inc. by Products Corporation is permissible under the 2011 Credit Agreements, the Senior Subordinated Term Loan Agreement and the 9¾% Senior Secured Notes Indenture. Under the Delaware General Corporation Law, Revlon, Inc. is permitted to pay dividends only from its "surplus," which is the excess of its total assets over the sum of its liabilities plus the aggregate par value of its outstanding capital stock, or if Revlon, Inc. has no surplus, out of its net profits for the year in which a dividend is declared and for the immediately preceding fiscal year. Additionally, Revlon, Inc. is permitted to redeem the Preferred Stock only from its surplus. In the event that Revlon, Inc. fails to pay any required dividends on the Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of the Preferred Stock upon redemption. (See "The Preferred Stock ranks senior to Revlon, Inc.'s Common Stock and is subordinate to the Company's indebtedness.").

Products Corporation may not generate sufficient cash flow to pay dividends or distribute funds to Revlon, Inc. because, for example, Products Corporation may not generate sufficient cash or net income; state laws may restrict or prohibit Products Corporation from issuing dividends or making distributions unless Products Corporation has sufficient surplus or net profits, which Products Corporation may not have; or because contractual restrictions, including negative covenants contained in Products Corporation's various debt instruments, may prohibit or limit such dividends or distributions.

The terms of the 2011 Credit Agreements, the indenture governing Products Corporation's outstanding 9¾% Senior Secured Notes (the "9¾% Senior Secured Notes Indenture") and the Senior Subordinated Term Loan Agreement generally restrict Products Corporation from paying dividends, advancing or making distributions to Revlon, Inc. except in limited circumstances (including, without limitation, that Products Corporation is permitted to pay dividends, advance and make distributions to Revlon, Inc. to enable Revlon, Inc., among other things, to pay expenses incidental to being a public holding company, including, among other things, professional fees such as legal, accounting and insurance fees, regulatory fees, such as SEC filing fees, NYSE listing fees and other expenses related to being a public holding company and, subject to certain limitations, to pay dividends, if any, on Revlon, Inc.'s outstanding securities or make distributions in certain circumstances to finance the purchase by Revlon, Inc. of its Class A Common Stock in connection with the delivery of such Class A Common Stock to grantees under the Third Amended and Restated Revlon, Inc. Stock Plan). This limitation therefore restricts Revlon, Inc.'s ability to pay dividends on its Class A Common Stock.

All of the shares of the capital stock of Products Corporation held by Revlon, Inc. are pledged to secure Revlon, Inc.'s guarantee of Products Corporation's obligations under the 2011 Credit Agreements and the 9¾% Senior Secured Notes. A foreclosure upon the shares of Products Corporation's common stock would result in Revlon, Inc. no longer holding its only material asset and would have a material adverse effect on the holders of Revlon, Inc.'s Common Stock and Preferred Stock and would be a change of control under Products Corporation's other debt instruments. (See "Shares of Revlon, Inc. Class A Common Stock and Products Corporation's capital stock are pledged to secure various of Revlon, Inc.'s and/or other of the Company's affiliates' obligations and foreclosure upon these shares or dispositions of shares could result in the acceleration of debt under the 2011 Credit Agreements and the 9¾% Senior Secured Notes Indenture and could have other consequences").

Products Corporation's substantial indebtedness could adversely affect the Company's operations and flexibility and Products Corporation's ability to service its debt.

Products Corporation has a substantial amount of outstanding indebtedness. As of December 31, 2011, the Company's total indebtedness was $1,227.7 million, primarily including $796.0 million aggregate principal amount outstanding under the 2011 Term Loan Facility, $330.0 million in aggregate principal face amount outstanding of Products Corporation's 9¾% Senior Secured Notes and $58.4 million under the Non-Contributed Loan (as hereinafter defined). Also, Revlon, Inc. has $48.6 million in liquidation preference of Preferred Stock to be paid by Revlon, Inc. at the maturity of the Preferred Stock. While Revlon, Inc. achieved net income of $53.4 million and $327.3 million (which included non-cash benefits of $16.9 million and $260.6 million related to reductions of the Company's deferred tax valuation allowance at December 31, 2011 and 2010, respectively) for the years ended December 31, 2011 and 2010, respectively, if the Company is unable to achieve sustained profitability and free cash flow in future periods, it could adversely affect the Company's operations and Products Corporation's ability to service its debt.

The Company is subject to the risks normally associated with substantial indebtedness, including the risk that the Company's operating revenues will be insufficient to meet required payments of principal and interest, and the risk that Products Corporation will be unable to refinance existing indebtedness when it becomes due or that the terms of any such refinancing will be less favorable than the current terms of such indebtedness. Products Corporation's substantial indebtedness could also have the effect of:

- limiting the Company's ability to fund (including by obtaining additional financing) the costs and expenses of the execution of the Company's business strategy, future working capital, capital expenditures, advertising, promotional or marketing expenses, new product development costs, purchases and reconfigurations of wall displays, acquisitions, investments, restructuring programs and other general corporate requirements;
- requiring the Company to dedicate a substantial portion of its cash flow from operations to payments on Products Corporation's indebtedness, thereby reducing the availability of the Company's cash flow for the execution of the Company's business strategy and for other general corporate purposes;
- placing the Company at a competitive disadvantage compared to its competitors that have less debt;
- limiting the Company's flexibility in responding to changes in its business and the industry in which it operates; and
- making the Company more vulnerable in the event of adverse economic conditions or a downturn in its business.

Although agreements governing Products Corporation's indebtedness, including the 2011 Credit Agreements, the 9¾% Senior Secured Notes Indenture and the Senior Subordinated Term Loan Agreement, limit Products Corporation's ability to borrow additional money, under certain circumstances Products Corporation is allowed to borrow a significant amount of additional money, some of which, in certain circumstances and subject to certain limitations, could be secured indebtedness. To the extent that more debt is added to the Company's current debt levels, the risks described above may increase.

Products Corporation's ability to pay the principal of its indebtedness depends on many factors.

The 2011 Term Loan Facility matures in November 2017, the 2011 Revolving Credit Facility matures in June 2016, the Contributed Loan under the Senior Subordinated Term Loan matures in October 2013, the Non-Contributed Loan under the Senior Subordinated Term Loan matures in October 2014, and the 9¾% Senior Secured Notes mature in November 2015. Products Corporation currently anticipates that, in order to pay the principal amount of its outstanding indebtedness upon the occurrence of any event of default, to repurchase its 9¾% Senior Secured Notes if a change of control occurs or in the event that Products Corporation's cash flows from operations are insufficient to allow it to pay the principal amount of its indebtedness at maturity, the Company may be required to refinance Products Corporation's indebtedness, seek to sell assets or operations, seek to sell additional Revlon, Inc. equity, seek to sell Revlon, Inc. debt securities or Products Corporation debt securities or seek additional capital contributions or loans from MacAndrews & Forbes or from the Company's other affiliates and/or third parties. The Company may be unable to take any of these actions, because of a variety of commercial or market factors or constraints in Products Corporation's debt instruments, including, for example, market conditions being unfavorable for an equity or debt issuance, additional capital contributions or loans not being available from affiliates and/or third parties, or that the transactions may not be permitted under the terms of the various debt instruments then in effect, such as due to restrictions on the incurrence of debt, incurrence of liens, asset dispositions and/or related party transactions. Such actions, if ever taken, may not enable the Company to satisfy its cash requirements or enable Products Corporation to comply with the financial covenants under the 2011 Credit Agreements if the actions do not result in sufficient savings or generate a sufficient amount of additional capital, as the case may be.

None of the Company's affiliates are required to make any capital contributions, loans or other payments to Products Corporation regarding its obligations on its indebtedness. Products Corporation may not be able to pay the principal amount of its indebtedness using any of the above actions because, under certain circumstances, the 9¾% Senior Secured Notes Indenture or any of its other debt instruments (including the 2011 Credit Agreements and the Senior Subordinated Term Loan Agreement) or the debt instruments of Products Corporation's subsidiaries then in effect may not permit the Company to take such actions. (See "Restrictions and covenants in Products Corporation's debt agreements limit its ability to take certain actions and impose consequences in the event of failure to comply").

The future state of the credit markets, including any volatility and/or tightening of the credit markets and reduction in credit availability, could adversely impact the Company's ability to refinance or replace Products Corporation's outstanding indebtedness at or prior to their respective maturity dates, which would have a material adverse effect on the Company's business, financial condition and/or results of operations.

Restrictions and covenants in Products Corporation's debt agreements limit its ability to take certain actions and impose consequences in the event of failure to comply.

Agreements governing Products Corporation's outstanding indebtedness, including the 2011 Credit Agreements, the 9¾% Senior Secured Notes Indenture and the Senior Subordinated Term Loan Agreement, contain a number of significant restrictions and covenants that limit Products Corporation's ability (subject in each case to limited exceptions) to, among other things:

- borrow money;
- use assets as security in other borrowings or transactions;
- pay dividends on stock or purchase stock;
- sell assets and use the proceeds from such sales;

- enter into certain transactions with affiliates;
- make certain investments;
- prepay, redeem or repurchase specified indebtedness; and
- permit restrictions on the payment of dividends by Products Corporation's subsidiaries.

In addition, the 2011 Credit Agreements contain financial covenants limiting Products Corporation's first-lien senior secured debt-to-EBITDA ratio (in the case of the 2011 Term Loan Agreement) and, under certain circumstances, requiring Products Corporation to maintain a minimum consolidated fixed charge coverage ratio (in the case of the 2011 Revolving Credit Agreement). These covenants affect Products Corporation's operating flexibility by, among other things, restricting its ability to incur expenses and indebtedness that could be used to fund the costs of executing the Company's business strategy and to grow the Company's business, as well as to fund general corporate purposes.

A breach of the 2011 Credit Agreements would permit Products Corporation's lenders to accelerate amounts outstanding under the 2011 Credit Agreements, which would in turn constitute an event of default under the Senior Subordinated Term Loan Agreement and the 9¾% Senior Secured Notes Indenture, if the amount accelerated exceeds $25.0 million and such default remains uncured for 10 days following notice from MacAndrews & Forbes with respect to the Non-Contributed Loan or the trustee or the holders of at least 30% of the outstanding principal amount of the notes under the 9¾% Senior Secured Notes Indenture. In addition, holders of Products Corporation's outstanding 9¾% Senior Secured Notes may require Products Corporation to repurchase their respective notes in the event of a change of control under the 9¾% Senior Secured Notes Indenture. Upon a change of control, Products Corporation would be required, after fulfilling its repayment obligations under the 9¾% Senior Secured Notes Indenture, to repay in full the Senior Subordinated Term Loan, provided that Revlon, Inc. at such time has redeemed or is then concurrently redeeming all of the Preferred Stock. (See "Products Corporation's ability to pay the principal of its indebtedness depends on many factors"). Products Corporation may not have sufficient funds at the time of any such breach of any such covenant or change of control to repay in full the borrowings under the 2011 Credit Agreements or the Senior Subordinated Term Loan Agreement or to repurchase or redeem its outstanding 9¾% Senior Secured Notes.

Events beyond the Company's control could impair the Company's operating performance, which could affect Products Corporation's ability to comply with the terms of Products Corporation's debt instruments. Such events may include decreased consumer spending in response to weak economic conditions or weakness in the cosmetics category in the mass retail channel; adverse changes in currency exchange rates and/or currency controls; decreased sales of the Company's products as a result of increased competitive activities by the Company's competitors; changes in consumer purchasing habits, including with respect to shopping channels; retailer inventory management; retailer space reconfigurations or reductions in retailer display space; changes in retailer pricing or promotional strategies; less than anticipated results from the Company's existing or new products or from its advertising, promotional and/or marketing plans; or if the Company's expenses, including, without limitation, for pension expense under its benefit plans, insurance premiums and costs related to litigation, advertising, promotional and/or marketing activities or for sales returns related to any reduction of retail space, product discontinuances or otherwise, exceed the anticipated level of expenses.

Under such circumstances, Products Corporation may be unable to comply with the provisions of Products Corporation's debt instruments, including the financial covenants in the 2011 Credit Agreements. If Products Corporation is unable to satisfy such covenants or other provisions at any future time, Products Corporation would need to seek an amendment or waiver of such financial covenants or other provisions. The respective lenders under the 2011 Credit Agreements may not consent to any amendment or waiver requests that Products Corporation may make in the future, and, if they do consent, they may not do so on terms which are favorable to Products Corporation and/or Revlon, Inc.

In the event that Products Corporation is unable to obtain any such waiver or amendment, Products Corporation's inability to meet the financial covenants or other provisions of the 2011 Credit Agreements would constitute an event of default under the 2011 Credit Agreements, which would permit the bank lenders to accelerate the 2011 Credit Agreements, which in turn would constitute an event of default under the Senior Subordinated Term Loan Agreement and the 9¾% Senior Secured Notes Indenture, if the amount accelerated exceeds $25.0 million and such default remains uncured for 10 days following notice from MacAndrews & Forbes with respect to the Non-Contributed Loan or the trustee or the holders of at least 30% of the outstanding principal amount of the outstanding notes under the 9¾% Senior Secured Notes Indenture.

Products Corporation's assets and/or cash flow and/or that of Products Corporation's subsidiaries may not be sufficient to fully repay borrowings under its outstanding debt instruments, either upon maturity or if accelerated upon an event of default, and if Products Corporation is required to repurchase its outstanding 9¾% Senior Secured Notes or repay the Senior Subordinated Term Loan or repay the 2011 Credit Agreements upon a change of control, Products Corporation may be unable to refinance or restructure the payments on such debt. Further, if Products Corporation is unable to repay, refinance or restructure its indebtedness under the 2011 Credit Agreements and/or the 9¾% Senior Secured Notes, the lenders and the noteholders, as applicable, subject to certain conditions and limitations as set forth in the third amended and restated intercreditor agreement, could proceed against the collateral securing that indebtedness.

Limits on Products Corporation's borrowing capacity under the 2011 Revolving Credit Facility may affect the Company's ability to finance its operations.

While the 2011 Revolving Credit Facility currently provides for up to $140.0 million of commitments, Products Corporation's ability to borrow funds under this facility is limited by a borrowing base determined relative to the value, from time to time, of eligible accounts receivable and eligible inventory in the U.S. and the U.K. and eligible real property and equipment in the U.S.

If the value of these eligible assets is not sufficient to support the full $140.0 million borrowing base, Products Corporation will not have full access to the 2011 Revolving Credit Facility, but rather could have access to a lesser amount determined by the borrowing base. As Products Corporation continues to manage its working capital, this could reduce the borrowing base under the 2011 Revolving Credit Facility. Further, if Products Corporation borrows funds under this facility, subsequent changes in the value or eligibility of the assets within the borrowing base could cause Products Corporation to be required to pay down the amounts outstanding so that there is no amount outstanding in excess of the then-existing borrowing base.

Products Corporation's ability to borrow under the 2011 Revolving Credit Facility is also conditioned upon its compliance with other covenants in the 2011 Revolving Credit Agreement, including a fixed charge coverage ratio that applies when the difference between (1) the borrowing base under the 2011 Revolving Credit Facility and (2) the amounts outstanding under such facility is less than $20.0 million. Because of these limitations, Products Corporation may not always be able to meet its cash requirements with funds borrowed under the 2011 Revolving Credit Facility, which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

At December 31, 2011, the 2011 Term Loan Facility was fully drawn, with $796.0 million aggregate principal amount outstanding, and the Company had a liquidity position of $228.0 million, consisting of cash and cash equivalents (net of any outstanding checks) of $100.7 million, as well as $127.3 million in available borrowings under the 2011 Revolving Credit Facility, based upon the calculated borrowing base less $11.1 million outstanding letters of credit and nil then drawn under the 2011 Revolving Credit Facility at such date.

The 2011 Revolving Credit Facility is syndicated to a group of banks and financial institutions. Each bank is responsible to lend its portion of the $140.0 million commitment if and when Products Corporation seeks to draw under the 2011 Revolving Credit Facility. The lenders may assign their commitments to other banks and financial institutions in certain cases without prior notice to Products Corporation. If a lender is unable to meet its lending commitment, then the other lenders under the 2011 Revolving Credit Facility have the right, but not the obligation, to lend additional funds to make up for the defaulting lender's commitment, if any. While Products Corporation has never had any of its lenders under the 2011 Revolving Credit Facility fail to fulfill their lending commitment, economic conditions from late 2008 through 2011 and the volatility in the financial markets during that time period have impacted the liquidity and financial condition of certain banks and financial institutions. Based on information available to the Company, the Company has no reason to believe that any of the lenders under Products Corporation's 2011 Revolving Credit Facility would be unable to fulfill their commitments to lend as of December 31, 2011. However, if one or more lenders under the 2011 Revolving Credit Facility were unable to fulfill their commitment to lend, such inability would impact the Company's liquidity and, depending upon the amount involved and the Company's liquidity requirements, could have an adverse effect on the Company's ability to fund its operations, which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

A substantial portion of Products Corporation's indebtedness is subject to floating interest rates.

A substantial portion of Products Corporation's indebtedness is subject to floating interest rates, which makes the Company more vulnerable in the event of adverse economic conditions, increases in prevailing interest rates or a downturn in the Company's business. As of December 31, 2011, $793.5 million of Products Corporation's total indebtedness, or approximately 65% of Products Corporation's total indebtedness, was subject to floating interest rates.

Under the 2011 Term Loan Facility, loans bear interest, at Products Corporation's option, at either the Eurodollar Rate (as defined in the 2011 Term Loan Agreement) plus 3.50% per annum (provided that in no event shall the Eurodollar Rate (which is based upon LIBOR) be less than 1.25% per annum), or the Alternate Base Rate (as defined in the 2011 Term Loan Agreement) plus 2.50% per annum, which Alternate Base Rate is based on the greater of Citibank, N.A.'s announced base rate and the U.S. federal funds rate plus 0.5% (provided that in no event shall the Alternative Base Rate be less than 2.25% per annum). At December 31, 2011, the Eurodollar Rate, LIBOR and the Alternate Base Rate were 1.25% (as a result of the Eurodollar Rate floor referred to above), 0.59% and 3.25%, respectively. Borrowings under the 2011 Revolving Credit Facility (other than loans in foreign currencies) bear interest at a rate equal to, at Products Corporation's option, either (i) the Eurodollar Rate plus the applicable margin set forth in the grid below, or (ii) the Alternate Base Rate (as defined in the 2011 Revolving Credit Agreement) plus the applicable margin set forth in the grid below:

Excess Availability	Alternate Base Rate Loans	Eurodollar Loans, Eurocurrency Loans or Local Rate Loans
Greater than or equal to $92,000,000	1.00%	2.00%
Less than $92,000,000 but greater than or equal to $46,000,000	1.25%	2.25%
Less than $46,000,000	1.50%	2.50%

Local Loans (as defined in the 2011 Revolving Credit Agreement) bear interest, if mutually acceptable to Products Corporation and the relevant foreign lenders, at the Local Rate, and otherwise (i) if in foreign currencies or in U.S. dollars at the Eurodollar Rate or the Eurocurrency Rate plus the applicable margin set forth in the grid above or (ii) if in U.S. dollars at the Alternate Base Rate plus the applicable margin set forth in the grid above.

If any of LIBOR, the base rate, the U.S. federal funds rate or such equivalent local currency rate increases, the Company's debt service costs will increase to the extent that Products Corporation has elected such rates for its outstanding loans.

Based on the amounts outstanding under the 2011 Credit Agreements and other short-term borrowings (which, in the aggregate, are Products Corporation's only debt currently subject to floating interest rates) as of December 31, 2011, an increase in LIBOR of 1% would increase the Company's annual interest expense by $8.1 million (assuming that the Eurodollar Rate is at least 1.25% per annum). Increased debt service costs would adversely affect the Company's cash flow. While Products Corporation may enter into interest hedging contracts, Products Corporation may not be able to do so on a cost-effective basis, any hedging transactions it might enter into may not achieve their intended purpose and shifts in interest rates may have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company depends on its Oxford, North Carolina facility for production of a substantial portion of its products. Disruptions at this facility, or at other third party facilities at which the Company's products are manufactured, could affect the Company's business, financial condition and/or results of operations.

The Company produces a substantial portion of its products at its Oxford, North Carolina facility. Significant unscheduled downtime at this facility, or at other third party facilities at which the Company's products are manufactured, whether due to equipment breakdowns, power failures, natural disasters, weather conditions hampering delivery schedules or other disruptions, including those caused by transitioning manufacturing from other facilities to the Company's Oxford, North Carolina facility, or any other cause could adversely affect the Company's ability to provide products to its customers, which could affect the Company's sales, business, financial condition and/or results of operations. Additionally, if product sales exceed forecasts or production, the Company could, from time to time, not have an adequate supply of products to meet customer demands, which could cause the Company to lose sales.

The Company's new product introductions may not be as successful as the Company anticipates, which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company has a rigorous process for the continuous development and evaluation of new product concepts, led by executives in marketing, sales, research and development, product development, operations, law and finance. Each new product launch, including those resulting from this new product development process, carries risks, as well as the possibility of unexpected consequences, including:

- the acceptance of the new product launches by, and sales of such new products to, the Company's retail customers may not be as high as the Company anticipates;
- the Company's advertising, promotional and marketing strategies for its new products may be less effective than planned and may fail to effectively reach the targeted consumer base or engender the desired consumption;
- the rate of purchases by the Company's consumers may not be as high as the Company anticipates;
- the Company's wall displays to showcase the new products may fail to achieve their intended effects;
- the Company may experience out-of-stocks and/or product returns exceeding its expectations as a result of its new product launches or retailer space reconfigurations or reductions in retail display space or the Company's net sales may be impacted by retailer inventory management or changes in retailer pricing or promotional strategies;
- the Company may incur costs exceeding its expectations as a result of the continued development and launch of new products, including, for example, advertising, promotional and marketing expenses, sales return expenses or other costs related to launching new products;
- the Company may experience a decrease in sales of certain of the Company's existing products as a result of newly-launched products;
- the Company's product pricing strategies for new product launches may not be accepted by its retail customers and/or its consumers, which may result in the Company's sales being less than it anticipates; and
- any delays or difficulties impacting the Company's ability, or the ability of the Company's suppliers, to timely manufacture, distribute and ship products, displays or display walls in connection with launching new products, such as due to inclement weather conditions or those delays or difficulties discussed under "The Company depends on its Oxford, North Carolina facility for production of a substantial portion of its products. Disruptions at this facility, or at other third party facilities at which the Company's products are manufactured, could affect the Company's business, financial condition and/or results of operations" could affect the Company's ability to ship and deliver products to meet its retail customers' reset deadlines.

Each of the risks referred to above could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company's ability to service its debt and meet its cash requirements depends on many factors, including achieving anticipated levels of revenue and expenses. If such revenue or expense levels prove to be other than as anticipated, the Company may be unable to meet its cash requirements or Products Corporation may be unable to meet the requirements of the financial covenants under the 2011 Credit Agreements, which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company currently expects that operating revenues, cash on hand, and funds available for borrowing under the 2011 Revolving Credit Agreement and other permitted lines of credit will be sufficient to enable the Company to cover its operating expenses for 2012, including cash requirements in connection with the payment of expenses in connection with the continued execution of the Company's business strategy, insurance premiums, purchases of permanent wall displays, capital expenditure requirements, debt service payments and costs, tax payments and regularly scheduled pension and post-retirement plan contributions, payments in connection with the Company's restructuring programs, severance not otherwise included in the Company's restructuring programs, debt repurchases and costs related to litigation.

If the Company's anticipated level of revenue is not achieved, however, because of, for example, decreased consumer spending in response to weak economic conditions or weakness in the cosmetics category in the mass retail channel; adverse changes in currency exchange rates and/or currency controls; decreased sales of the Company's products as a result of increased competitive activities by the Company's competitors; changes in consumer purchasing habits, including with respect to shopping channels; retailer inventory management; retailer space reconfigurations or reductions in retailer display space; changes in retailer pricing or promotional strategies; less than anticipated results from the Company's existing or new products or from its advertising, promotional and/or marketing plans; or if the Company's expenses, including, without limitation, for pension expense under its benefit plans, insurance premiums and costs related to litigation, advertising, promotional or marketing activities or for sales returns related to any reduction of retail space, product discontinuances or otherwise, exceed the anticipated level of expenses, the Company's current sources of funds may be insufficient to meet its cash requirements. In addition, such developments, if significant, could reduce the Company's revenues and could adversely affect Products Corporation's ability to comply with certain financial covenants under the 2011 Credit Agreements.

If operating revenues, cash on hand and funds available for borrowing are insufficient to cover the Company's expenses or are insufficient to enable Products Corporation to comply with the financial covenants under the 2011 Credit Agreements, the Company could be required to adopt one or more of the alternatives listed below:

- delaying the implementation of or revising certain aspects of the Company's business strategy;
- reducing or delaying purchases of wall displays or advertising, promotional or marketing expenses;
- reducing or delaying capital spending;
- implementing new restructuring programs;
- refinancing Products Corporation's indebtedness;
- selling assets or operations;
- seeking additional capital contributions and/or loans from MacAndrews & Forbes, the Company's other affiliates and/or third parties;
- selling additional Revlon, Inc. equity or debt securities or Products Corporation debt securities; or
- reducing other discretionary spending.

There can be no assurance that the Company would be able to take any of these actions, because of a variety of commercial or market factors or constraints in Products Corporation's debt instruments, including, for example, market conditions being unfavorable for an equity or debt issuance, additional capital contributions or loans not being available from affiliates and/or third parties, or that the transactions may not be permitted under the terms of Products Corporation's various debt instruments then in effect, such as due to restrictions on the incurrence of debt, incurrence of liens, asset dispositions and/or related party transactions. If the Company is required to take any of these actions, it could have a material adverse effect on its business, financial condition and/or results of operations.

Such actions, if ever taken, may not enable the Company to satisfy its cash requirements or enable Products Corporation to comply with the financial covenants under the 2011 Credit Agreements if the actions do not result in sufficient savings or generate a sufficient amount of additional capital, as the case may be. (See "Restrictions and covenants in Products Corporation's debt agreements limit its ability to take certain actions and impose consequences in the event of failure to comply" which discusses, among other things, the consequences of noncompliance with Products Corporation's credit agreement covenants).

Economic conditions could have a material adverse effect on the Company's business, financial condition and/or results of operations or on the financial condition of its customers and suppliers.

The economic conditions, both in the U.S. and in many other countries where the Company operates, have contributed and may continue to contribute to high unemployment levels, lower consumer spending and reduced credit availability, and have impacted business and consumer confidence. Such conditions could have an impact on consumer purchases and/or retail customer purchases of the Company's products, which could result in a reduction of net sales, operating income and/or cash flows. Additionally, disruptions in the credit and other financial markets and economic conditions could, among other things, impair the financial condition of one or more of the Company's customers or suppliers, thereby increasing the risk of customer bad debts or non-performance by suppliers. These conditions could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company depends on a limited number of customers for a large portion of its net sales and the loss of one or more of these customers could reduce the Company's net sales and have a material adverse effect on the Company's business, financial condition and/or results of operations.

In 2011, 2010 and 2009, Walmart, Inc. accounted for approximately 22%, 22% and 23%, respectively, of the Company's worldwide net sales. The Company expects that for future periods, Walmart and a small number of other customers will, in the aggregate, continue to account for a large portion of the Company's net sales. These customers have demanded, and may continue to demand, increased service and other accommodations. The Company may be affected by changes in the policies and demands of its retail customers relating to service levels, inventory de-stocking, pricing and promotional strategies or limitations on access to wall display space. As is customary in the consumer products industry, none of the Company's customers is under an obligation to continue purchasing products from the Company in the future.

The loss of Walmart or one or more of the Company's other customers that may account for a significant portion of the Company's net sales, or any significant decrease in sales to these customers, including as a result of retailer consolidation, retailer inventory management, changes in retailer pricing or promotional strategies or retailer space configurations or any significant decrease in the Company's retail display space in any of these customers' stores, could reduce the Company's net sales and/or operating income and therefore could have a material adverse effect on the Company's business, financial condition and/or results of operations.

Declines in the financial markets may result in increased pension expense and increased cash contributions to the Company's pension plans.

Declines in the U.S. and global financial markets in late 2008 resulted in significant declines in pension plan assets for 2008, which resulted in increased pension expense for 2009 and increased cash contributions to the Company's pension plans for 2010 and beyond. Future volatility in the financial markets may further affect the Company's return on pension plan assets for 2012 and in subsequent years. Interest rate levels will affect the discount rate used to value the Company's year-end pension benefit obligations. One or more of these factors, individually or taken together, could further impact required cash contributions to the Company's pension plans and pension expense in 2012 and beyond. Any one or more of these conditions could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company may be unable to maintain or increase its sales through the Company's primary distribution channels, which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

In the U.S., mass volume retailers and chain drug and food stores currently are the primary distribution channels for the Company's products. Additionally, other channels, including prestige and department stores, television shopping, door-to-door, specialty stores, the internet, perfumeries and other distribution outlets, combine to account for a significant amount of sales of cosmetics and beauty care products. A decrease in consumer demand in the U.S. mass retail channel for color cosmetics, retailer inventory management, changes in retailer pricing or promotional strategies, a reduction in retailer display space and/or a change in consumers' purchasing habits, such as by buying more cosmetics and beauty care products in channels in which the Company does not currently compete, could impact the sales of the Company's products through these distribution channels, which could reduce the Company's net sales and which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

Competition in the cosmetics and beauty care products business could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The cosmetics and beauty care products business is highly competitive. The Company competes primarily by:

- developing quality products with innovative performance features, shades, finishes and packaging;
- educating consumers about the benefits of the Company's products;
- anticipating and responding to changing consumer demands in a timely manner, including the timing of new product introductions and line extensions;
- offering attractively priced products, relative to the product benefits provided;
- maintaining favorable brand recognition;
- generating competitive margins and inventory turns for the Company's retail customers by providing relevant products and executing effective pricing, incentive and promotion programs;
- ensuring product availability through effective planning and replenishment collaboration with retailers;
- providing strong and effective advertising, promotion, marketing and merchandising support;
- maintaining an effective sales force; and
- obtaining and retaining sufficient retail display space, optimal in-store positioning and effective presentation of the Company's products at retail.

An increase in or change in the current level of competition that the Company faces could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Company competes against a number of multi-national manufacturers, some of which are larger and have substantially greater resources than the Company, and which may therefore have the ability to spend more aggressively than the Company on advertising, promotions and marketing and have more flexibility than the Company to respond to changing business and economic conditions. In addition to products sold in the mass retail channel, the Company's products also compete with similar products sold through other channels, including prestige and department stores, television shopping, door-to-door, specialty stores, the internet, perfumeries and other distribution outlets.

Additionally, the Company's major retail customers periodically assess the allocation of retail display space among competitors and in the course of doing so could elect to reduce the display space allocated to the Company's products, if, for example, the Company's marketing strategies for its new and/or existing products are less effective than planned, fail to effectively reach the targeted consumer base or engender the desired consumption; and/or the rate of purchases by the Company's consumers are not as high as the Company anticipates. Any significant loss of display space could have an adverse effect on the Company's business, financial condition and/or results of operations.

The Company's foreign operations are subject to a variety of social, political and economic risks and have been, and are expected to continue to be, affected by foreign currency fluctuations and/or currency controls, which could adversely affect the results of the Company's business, financial condition and/or results of operations and the value of its foreign assets.

As of December 31, 2011, the Company had operations based in 14 foreign countries and its products were sold throughout the world. The Company is exposed to the risk of changes in social, political and economic conditions, including inflation, inherent in operating in foreign countries, including those in Asia, Eastern Europe, Latin America (including Venezuela) and South Africa, which could adversely affect the Company's business, financial condition and/or results of operations. Such changes include changes in the laws and policies that govern foreign investment in countries where the Company has operations, hyperinflation, currency devaluation, currency controls, changes in consumer purchasing habits including as to shopping channels, as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign trade and investment.

The Company's subsidiary in Venezuela ("Revlon Venezuela") accounted for approximately 2% and 3% of the Company's net sales for the years ended December 31, 2011 and 2010, respectively. Effective January 1, 2010, Venezuela was designated as a highly inflationary economy under U.S. GAAP and as a result of the hyperinflationary designation and devaluation of the local currency in Venezuela, the Company's results of operations in 2010 were adversely impacted.

Currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of Revlon Venezuela to obtain U.S. dollars in exchange for local currency at the official foreign exchange rates. As a result, during 2011, the Company used alternative foreign currency markets with less favorable exchange rates to access U.S. Dollars, which adversely impacted the Company's results of operations. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition, Liquidity and Capital Resources – Impact of Foreign Currency Translation - Venezuela" for details).

The Company's net sales outside of the U.S. for the years ended December 31, 2011, 2010 and 2009 were approximately 45%, 45% and 42% of the Company's total consolidated net sales, respectively. Fluctuations in foreign currency exchange rates have affected and may continue to affect the Company's results of operations and the value of its foreign assets in 2011 and 2012, respectively, which in turn may adversely affect the Company's reported net sales and earnings and the comparability of period-to-period results of operations.

Products Corporation enters into foreign currency forward exchange contracts to hedge certain net cash flows denominated in foreign currencies. The foreign currency forward exchange contracts are entered into primarily for the purpose of hedging anticipated inventory purchases and certain intercompany payments denominated in foreign currencies and generally have maturities of less than one year. At December 31, 2011, the notional amount of Products Corporation's foreign currency forward exchange contracts was $58.4 million. The foreign currency forward exchange contracts that Products Corporation enters into may not adequately protect against foreign currency fluctuations.

The March 2011 disaster in Japan and its aftermath could impact the Company's global supply chain from Japan, which could adversely affect the Company's business, financial condition and/or results of operations.

The Company is continuing to assess the potential impact of the March 2011 disaster in Japan and its aftermath on the Company's global supply chain. The Company purchases materials from suppliers in Japan and from other suppliers who source materials from suppliers in Japan. Any significant interruption in the supply of materials from Japan could adversely affect the Company's global supply chain and its ability to produce certain products, most of which are sold globally.

Terrorist attacks, acts of war or military actions may adversely affect the territories in which the Company operates and the Company's business, financial condition and/or results of operations.

On September 11, 2001, the U.S. was the target of terrorist attacks of unprecedented scope. These attacks contributed to major instability in the U.S. and other financial markets and reduced consumer confidence. These terrorist attacks, as well as terrorist attacks such as those that have occurred in Madrid, Spain and London, England, attempted attacks, military responses to terrorist attacks and future developments, or other military actions, may adversely affect prevailing economic conditions, resulting in reduced consumer spending and reduced demand for the Company's products. These developments subject the Company's worldwide operations to increased risks and, depending on their magnitude, could reduce net sales and therefore could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company's products are subject to federal, state and international regulations that could adversely affect the Company's business, financial condition and/or results of operations.

The Company is subject to regulation by the FTC and the FDA in the U.S., as well as various other federal, state, local and foreign regulatory authorities, including those in the EU, Canada and other countries in which the Company operates. The Company's Oxford, North Carolina manufacturing facility is registered with the FDA as a drug manufacturing establishment, permitting the manufacture of cosmetics that contain over-the-counter drug ingredients, such as sunscreens and anti-perspirants. Regulations in the U.S., the EU, Canada and other countries in which the Company operates that are designed to protect consumers or the environment have an increasing influence on the Company's product claims, ingredients and packaging. To the extent federal, state, local and/or foreign regulatory changes occur in the future, they could require the Company to reformulate or discontinue certain of its products or revise its product packaging or labeling, any of which could result in, among other things, increased costs to the Company, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The failure of the Company's information technology systems could disrupt the Company's business operations which could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The operation of the Company's business depends on its information technology systems. The Company relies on its information technology systems to effectively manage, among other things, the Company's business data, communications, supply chain, inventory management, customer order entry and order fulfillment, processing transactions, summarizing and reporting results of operations, human resources benefits and payroll management, complying with regulatory, legal or tax requirements and other processes and data necessary to manage the Company's business. The failure of the Company's information technology systems to perform as the Company anticipates could disrupt the Company's business and could result in, among other things, transaction errors, processing inefficiencies, loss of data and the loss of sales and customers, which could cause the Company's business and results of operations to suffer. In addition, the Company's information technology systems may be vulnerable to damage or interruption from circumstances beyond the Company's control, including, without limitation, fire, natural disasters, power outages, systems failure, system conversions, security breaches, cyber-attacks, viruses and/or human error. In any such event, the Company could be required to make a significant investment to fix or replace its information technology systems, and the Company could experience interruptions in its ability to service its customers. Any such damage or interruption could have a material adverse effect on the Company's business, financial condition and/or results of operations.

Shares of Revlon, Inc. Class A Common Stock and Products Corporation's capital stock are pledged to secure various of Revlon, Inc.'s and/or other of the Company's affiliates' obligations and foreclosure upon these shares or dispositions of shares could result in the acceleration of debt under the 2011 Credit Agreements and the 9¾% Senior Secured Notes Indenture and could have other consequences.

All of Products Corporation's shares of common stock are pledged to secure Revlon, Inc.'s guarantee under the 2011 Credit Agreements and the 9¾% Senior Secured Notes. MacAndrews & Forbes has advised the Company that it has pledged shares of Revlon, Inc.'s Class A Common Stock to secure certain obligations of

MacAndrews & Forbes. Additional shares of Revlon, Inc. and shares of common stock of intermediate holding companies between Revlon, Inc. and MacAndrews & Forbes may from time to time be pledged to secure obligations of MacAndrews & Forbes. A default under any of these obligations that are secured by the pledged shares could cause a foreclosure with respect to such shares of Revlon, Inc.'s Class A Common Stock, Products Corporation's common stock or stock of intermediate holding companies between Revlon, Inc. and MacAndrews & Forbes.

A foreclosure upon any such shares of common stock or dispositions of shares of Revlon, Inc.'s Class A Common Stock, Products Corporation's common stock or stock of intermediate holding companies between Revlon, Inc. and MacAndrews & Forbes which are beneficially owned by MacAndrews & Forbes could, in a sufficient amount, constitute a "change of control" under the 2011 Credit Agreements, the Senior Subordinated Term Loan Agreement and the 9¾% Senior Secured Notes Indenture. A change of control constitutes an event of default under the 2011 Credit Agreements, which would permit Products Corporation's lenders to accelerate amounts outstanding under the 2011 Credit Facilities. In addition, holders of the 9¾% Senior Secured Notes may require Products Corporation to repurchase their respective notes under those circumstances. Upon a change of control, Products Corporation would also be required, after fulfilling its repayment obligations under the 9¾% Senior Secured Notes Indenture, to repay in full the Senior Subordinated Term Loan, provided that Revlon, Inc. at such time has redeemed or is then concurrently redeeming the Preferred Stock.

Products Corporation may not have sufficient funds at the time of any such change of control to repay in full the borrowings under the 2011 Credit Facilities or to repurchase or redeem the 9¾% Senior Secured Notes and/or to repay the Contributed Loan that Revlon, Inc. expects to use to redeem the Preferred Stock and/or repay the Non-Contributed Loan. (See "The Company's ability to service its debt and meet its cash requirements depends on many factors, including achieving anticipated levels of revenue and expenses. If such revenue or expense levels prove to be other than as anticipated, the Company may be unable to meet its cash requirements or Products Corporation may be unable to meet the requirements of the financial covenants under the 2011 Credit Agreements, which could have a material adverse effect on the Company's business, financial condition and/or results of operations").

MacAndrews & Forbes has the power to direct and control the Company's business.

MacAndrews & Forbes is wholly-owned by Ronald O. Perelman. Mr. Perelman, through MacAndrews & Forbes, beneficially owned, at December 31, 2011, approximately 78% of Revlon, Inc.'s outstanding Class A and Class B Common Stock (representing approximately 77% of the combined voting power of Revlon, Inc.'s Class A Common Stock, Class B Common Stock and Preferred Stock). As a result, MacAndrews & Forbes is able to control the election of the entire Board of Directors of Revlon, Inc. and Products Corporation (as it is a wholly owned subsidiary of Revlon, Inc.) and controls the vote on all matters submitted to a vote of Revlon, Inc.'s and Products Corporation's stockholders, including the approval of mergers, consolidations, sales of some, all or substantially all of the Company's assets, issuances of capital stock and similar transactions.

Delaware law, provisions of the Company's governing documents and the fact that the Company is a controlled company could make a third-party acquisition of the Company difficult.

The Company is a Delaware corporation. The General Corporation Law of the State of Delaware contains provisions that could make it more difficult for a third party to acquire control of the Company. MacAndrews & Forbes controls the vote on all matters submitted to a vote of the Company's stockholders, including the election of the Company's entire Board of Directors and approval of mergers, consolidations, sales of some, all or substantially all of the Company's assets, issuances of capital stock and similar transactions.

The Company's certificate of incorporation makes available additional authorized shares of Class A Common Stock for issuance from time to time at the discretion of the Company's Board of Directors without further action by the Company's stockholders, except where stockholder approval is required by law or any applicable NYSE requirements. The Company's certificate of incorporation also authorizes "blank check" preferred stock, whereby the Company's Board of Directors has the authority to issue shares of preferred stock from time to time in one or more series and to fix the voting rights, if any, designations, powers, preferences and the relative participation, optional or other rights, if any, and the qualifications, limitations or restrictions, of any unissued series of preferred stock, to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

This flexibility to authorize and issue additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. These provisions and MacAndrews & Forbes' control of the Company, may be construed as having an anti-takeover effect to the extent they would discourage or render more difficult an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, which could affect the market price for the Company's equity securities.

Future sales or issuances of Common Stock or the Company's issuance of other equity securities may depress the Company's stock price or dilute existing stockholders.

No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sales, will have on the market price of the Company's Class A Common Stock. Sales in the public market of substantial amounts of Common Stock, including shares held by MacAndrews & Forbes, or investor perception that such sales could occur, could adversely affect prices for the Company's Class A Common Stock.

In addition, as stated above, the Company's certificate of incorporation makes available additional authorized shares of Common Stock for issuance from time to time at the discretion of the Company's Board of Directors without further action by the Company's stockholders, except where stockholder approval is required by law or NYSE requirements. The Company may also issue shares of "blank check" preferred stock or securities convertible into either common stock or preferred stock. Any future issuance of additional authorized shares of the Company's Common Stock, preferred stock or securities convertible into shares of the Company's Common Stock or preferred stock may dilute the Company's existing stockholders' equity interest in the Company. Such future issuances could, among other things, dilute the earnings per share of the Company's Class A Common Stock and the equity and voting rights of those stockholders holding the Company's Class A Common Stock or Preferred Stock at the time of any such future issuances and could dilute the consideration per share payable to holders of Class A Common Stock and Preferred Stock upon the occurrence of certain change of control transactions.

There is no active listed trading market for Revlon, Inc.'s Preferred Stock and there can be no assurance that one will develop or be maintained.

There can be no assurance that any market for the Preferred Stock will develop or, if one does develop, that it will be maintained. Revlon, Inc. has not applied, nor does it intend to apply, for listing of the Preferred Stock on any securities exchange. The liquidity of the trading market in the Preferred Stock, and the market price quoted for the Preferred Stock, may be materially adversely affected by:

- changes in the overall market for preferred equity securities;
- changes in the Company's financial performance or prospects;
- the prospects of other companies in the Company's industry generally;
- the number of holders of Preferred Stock;
- the interest of securities dealers in making a market for Preferred Stock; and
- prevailing interest rates.

Revlon, Inc. may be restricted by the terms of the applicable provisions of Delaware law from paying dividends on the Preferred Stock and/or redeeming the Series A Preferred Stock.

Under Delaware law, Revlon, Inc. is permitted to pay dividends only from its "surplus," which is the excess of Revlon, Inc.'s total assets over the sum of its liabilities plus the aggregate par value of Revlon, Inc.'s outstanding capital stock, or if Revlon, Inc. has no surplus, out of its net profits for the year in which the dividend is declared and/or for the immediately preceding fiscal year. Revlon, Inc. cannot assure holders of the Preferred

Stock that Revlon, Inc. will have any surplus or net profits so that it will be able to pay quarterly dividends on the Preferred Stock. Additionally, Revlon, Inc. is permitted to redeem its capital stock, including the Preferred Stock, only from its surplus. Revlon, Inc. cannot assure holders of the Preferred Stock that Revlon, Inc. will have any surplus at such time as it may be required to redeem the Preferred Stock. In the event that Revlon, Inc. fails to pay any required dividends on the Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of the Preferred Stock upon redemption.

Holders of Preferred Stock will only participate on a limited basis in any future earnings or growth of the Company's business or the proceeds from one of certain specified change of control transactions.

While holders of the Preferred Stock are entitled to quarterly dividends at an annual rate of 12.75% over the four-year term of the Preferred Stock, such holders will not benefit from increases, if any, in the value of the Company, including, without limitation, any increases due to a general economic recovery, unless there is a change of control of the Company prior to October 8, 2012. If such an event occurs during such period, participation by holders of Preferred Stock will be limited to the receipt of payments up to an aggregate of $12 per share (including the liquidation preference, dividends and payments upon certain specified change of control transactions).

The Preferred Stock ranks senior to Revlon, Inc.'s Common Stock and is subordinate to the Company's indebtedness.

The Preferred Stock ranks senior to Revlon, Inc.'s Common Stock and subordinate to all of the Company's present and future indebtedness, including, without limitation, in the event of any liquidation, dissolution or winding up of the Company. However, pursuant to the Senior Subordinated Term Loan Agreement, such loan may not be repaid prior to its respective maturity dates (which is October 8, 2013 in the case of the Contributed Loan and which is October 8, 2014 in the case of the Non-Contributed Loan) unless all shares of Preferred Stock have been, or are being, redeemed and all payments due thereon have been, or are being, paid in full. Accordingly, upon any such liquidation, dissolution or winding up of the Company prior to the respective maturity dates of the Senior Subordinated Term Loan, all payments then due to:

- debt holders (other than holders of the Senior Subordinated Term Loan) will be made first;
- holders of the Preferred Stock will be made next; and
- holders of the Senior Subordinated Term Loan will be made last.

Dividends on the Preferred Stock are payable in cash quarterly on January 8, April 8, July 8 and October 8 of each year during the term of the Preferred Stock. Revlon, Inc. expects that it will continue to pay such dividends using the interest payments received by Revlon, Inc. from Products Corporation on the Contributed Loan. On October 8, 2013, Revlon, Inc. is required to redeem the Preferred Stock. Revlon, Inc. expects to pay the liquidation preference of the Preferred Stock on that date with the cash payment to be received by Revlon, Inc. from Products Corporation in respect of the maturity of the Contributed Loan. There can be no assurances that Products Contribution will have sufficient cash to pay the interest or repay the principal amount of the Contributed Loan when due or that Revlon, Inc. will have sufficient cash to pay dividends on the Preferred Stock or to redeem the Preferred Stock at the end of its four-year term.

Holders of Revlon, Inc.'s capital stock are subject to future economic dilution in the event that Revlon, Inc. issues equity to third-parties who are not affiliated with MacAndrews & Forbes or to MacAndrews & Forbes on arms' length terms.

Revlon, Inc. is not prohibited from issuing equity to third parties or from issuing equity to MacAndrews & Forbes or its affiliates on arms' length terms. In the event of any such issuance, holders of Revlon, Inc.'s capital stock, including the Preferred Stock and Revlon, Inc.'s Common Stock, will be economically diluted, and their participation in increases, if any, in the value of the Company will be proportionally diluted.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table sets forth, as of December 31, 2011, the Company's major manufacturing, research and warehouse/distribution facilities, all of which are owned except where otherwise noted.

Location	Use	Approximate Floor Space Sq. Ft.
Oxford, North Carolina	Manufacturing, warehousing, distribution and office [(a)]	1,012,000
Mississauga, Canada	Warehousing, distribution and office (leased)	195,000
Canberra, Australia	Warehousing, distribution and office (leased)	125,000
Edison, New Jersey	Research and office (leased)	123,000
Rietfontein, South Africa	Warehousing, distribution and office (leased)	120,000
Isando, South Africa	Manufacturing, warehousing, distribution and office	94,000
Stone, United Kingdom	Warehousing and distribution (leased)	92,000

(a) Property subject to liens under the 2011 Credit Agreements.

In addition to the facilities described above, the Company owns and leases additional facilities in various areas throughout the world, including the lease for the Company's executive offices in New York, New York (approximately 76,500 square feet as of December 31, 2011). Management considers the Company's facilities to be well-maintained and satisfactory for the Company's operations, and believes that the Company's facilities and third party contractual supplier arrangements provide sufficient capacity for its current and expected production requirements.

The Company also owns a facility in Venzuela, that was destroyed by a fire in June 2011. (See "Fire at Revlon Venezuela Facility," within Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, for further discussion).

Item 3. Legal Proceedings

The Company is involved in various routine legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the Company's business, financial condition and/or its results of operations. However, in light of the uncertainties involved in legal proceedings generally, the ultimate outcome of a particular matter could be material to the Company's operating results for a particular period depending on, among other things, the size of the loss or the nature of the liability imposed and the level of the Company's income for that particular period.

As previously announced, on October 8, 2009, the Company consummated its voluntary exchange offer in which, among other things, Revlon, Inc. issued to stockholders who elected to exchange shares (other than MacAndrews & Forbes) 9,336,905 shares of its Preferred Stock in exchange for the same number of shares of Revlon, Inc. Class A Common Stock tendered in the Exchange Offer (the "Exchange Offer"). On April 24, 2009, May 1, 2009, May 5, 2009 and May 12, 2009, respectively, four purported class actions were filed by each of Vern Mercier, Arthur Jurkowitz, Suri Lefkowitz and T. Walter Heiser in the Court of Chancery of the State of Delaware (the "Chancery Court"). On May 4, 2009, a purported class action was filed by Stanley E. Sullivan in the Supreme Court of New York, New York County. Each such lawsuit was brought against Revlon, Inc., Revlon, Inc.'s then directors and MacAndrews & Forbes, and challenged a merger proposal made by MacAndrews & Forbes on April 13, 2009, which would have resulted in MacAndrews & Forbes and certain of its affiliates owning 100% of Revlon, Inc.'s outstanding Common Stock (in lieu of consummating such merger proposal, the Company consummated the aforementioned Exchange Offer). Each action sought, among other things, to enjoin the proposed merger transaction. On June 24, 2009, the Chancery Court consolidated the four Delaware actions (the "Initial Consolidated Action"), and appointed lead counsel for plaintiffs. As announced on August 10, 2009, an agreement in principle was reached to settle the Initial Consolidated Action, as set forth in a Memorandum of Understanding (as amended in September 2009, the "Settlement Agreement").

On December 24, 2009, an amended complaint was filed in the Sullivan action alleging, among other things, that defendants should have disclosed in the Company's Offer to Exchange for the Exchange Offer information regarding the Company's financial results for the fiscal quarter ended September 30, 2009. On January 6, 2010, an amended complaint was filed by plaintiffs in the Initial Consolidated Action making allegations similar to those in the amended Sullivan complaint. Revlon initially believed that by filing the amended complaint, plaintiffs in the Initial Consolidated Action had formally repudiated the Settlement Agreement, and on January 8, 2010, defendants filed a motion to enforce the Settlement Agreement.

In addition to the amended complaints in the Initial Consolidated Action and the Sullivan action, on December 21, 2009, Revlon, Inc.'s current directors, a former director and MacAndrews & Forbes were named as defendants in a purported class action filed in the Chancery Court by Edward Gutman. Also on December 21, 2009, a second purported class action was filed in the Chancery Court against Revlon, Inc.'s current directors and a former director by Lawrence Corneck. The Gutman and Corneck actions make allegations similar to those in the amended complaints in the Sullivan action and the Initial Consolidated Action. On January 15, 2010, the Chancery Court consolidated the Gutman and Corneck actions with the Initial Consolidated Action (the Initial Consolidated Action, as consolidated with the Gutman and Corneck actions, is hereafter referred to as the "Consolidated Action"). A briefing schedule was then set to determine the leadership structure for plaintiffs in the Consolidated Action.

On March 16, 2010, after hearing oral argument on the leadership issue, the Chancery Court changed the leadership structure for plaintiffs in the Consolidated Action. Thereafter, newly appointed counsel for the plaintiffs in the Consolidated Action and the defendants agreed that the defendants would withdraw their motion to enforce the Settlement Agreement and that merits discovery would proceed. Defendants agreed not to withdraw any of the concessions that had been provided to the plaintiffs as part of the Settlement Agreement.

On May 25, 2010, plaintiffs' counsel in the Consolidated Action filed an amended complaint alleging breaches of fiduciary duties arising out of the Exchange Offer and that defendants should have disclosed in the Company's Offer to Exchange information regarding the Company's financial results for the fiscal quarter ended September 30, 2009. On January 10, 2012, plaintiffs' counsel filed a motion for class certification. That motion is not yet fully briefed. Merits discovery is proceeding in the Consolidated Action.

On December 31, 2009, a purported class action was filed in the U.S. District Court for the District of Delaware by John Garofalo against Revlon, Inc., Revlon, Inc.'s current directors, a former director and MacAndrews & Forbes alleging federal and state law claims stemming from the alleged failure to disclose in the Offer to Exchange certain information relating to the Company's financial results for the fiscal quarter ended September 30, 2009. On July 29, 2011, the plaintiff in this action filed an amended complaint. On January 31, 2012, defendants filed a motion to dismiss the amended complaint in the Garofalo action. That motion is not yet fully briefed. Defendants previously reached an agreement with the plaintiff in the Garofalo action to permit the plaintiff to participate in merits discovery in the Consolidated Action, and have agreed to permit plaintiff to continue to participate in the merits discovery while the motion to dismiss is pending. An agreement has also been reached with the plaintiff in the Sullivan action to stay proceedings in that action, including any response to the amended complaint, until June 29, 2012, so that the plaintiff can participate in the merits discovery in the Consolidated Action.

On May 11, 2010, a purported derivative action was filed in the U.S. District Court for the District of Delaware by Richard Smutek, derivatively and on behalf of Revlon, Inc. against Revlon, Inc.'s current directors and MacAndrews & Forbes alleging breach of fiduciary duty in allowing the Exchange Offer to proceed and failing to disclose in the Offer to Exchange certain information related to the Company's financial results for the fiscal quarter ended September 30, 2009. On August 16, 2010, defendants moved to dismiss the complaint. Briefing on defendants' motions to dismiss was completed on December 10, 2010. Thereafter, the parties requested oral argument on the motions to dismiss. The motions to dismiss are currently pending. On September 27, 2010, plaintiff filed a motion to compel discovery. In response, defendants moved to strike plaintiff's motion to compel discovery or, in the alternative, for an extension of time for defendants to respond to plaintiff's motion. On October 17, 2011, the U.S. District Court for the District of Delaware denied plaintiff's motion to compel and granted defendants' motion to strike.

Plaintiffs in each of these actions are seeking, among other things, an award of damages and the costs and disbursements of such actions, including a reasonable allowance for the fees and expenses of each such plaintiff's attorneys and experts. Because the Smutek action is styled as a derivative action on behalf of the Company, any award of damages, costs and disbursements would be made to and for the benefit of the Company.

The Company believes the allegations contained in the amended Sullivan complaint, the amended complaint in the Consolidated Action, the amended Garofalo complaint and the Smutek complaint are without merit and intends to vigorously defend against them. The Company believes it has substantial factual and legal defenses to the claims at issue and believes that it would prevail at trial. However, in an effort to mitigate the utilization of time and resources on these matters, the Company has had discussions regarding settlement of these matters. Based on the current state of discussions, it appears that the likelihood of a settlement is remote at this time.

Item 4. [Removed and Reserved by SEC Release Nos. 33-9089A and 34-61175A]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MacAndrews & Forbes, which is wholly-owned by Ronald O. Perelman, at December 31, 2011 beneficially owned (i) 37,544,640 shares of Revlon, Inc.'s Class A Common Stock, with a par value of $0.01 per share (the "Class A Common Stock") (25,264,938 shares of which were beneficially owned by MacAndrews & Forbes, 7,718,092 shares of which were owned by a holding company, RCH Holdings One, Inc. (of which each of Mr. Perelman and The Ronald O. Perelman 2008 Trust owns 50% of the shares) and 4,561,610 shares of which were beneficially owned by a family member of Mr. Perelman with respect to which shares MacAndrews & Forbes holds a voting proxy), and (ii) all of the outstanding 3,125,000 shares of Revlon, Inc.'s Class B Common Stock, with a par value of $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock").

Based on the shares referenced in clauses (i) and (ii) above, and including Mr. Perelman's 10,000 vested stock options, Mr. Perelman, directly and indirectly, through MacAndrews & Forbes, at December 31, 2011, beneficially owned approximately 77% of Revlon, Inc.'s Class A Common Stock and 100% of Revlon, Inc.'s Class B Common Stock, together representing approximately 78% of the combined Revlon, Inc. Class A and Class B Common Stock, and beneficially owned approximately 66% of the combined Revlon, Inc. Class A and Class B Common Stock and Preferred Stock (representing approximately 77% of the combined voting power of Revlon, Inc.'s Class A and Class B Common Stock and Preferred Stock). The remaining 11,513,368 shares of Class A Common Stock and 9,336,905 shares of Preferred Stock, in each case outstanding at December 31, 2011, were owned by the public.

Revlon, Inc.'s Class A Common Stock is listed and traded on the New York Stock Exchange (the "NYSE"). As of December 31, 2011, there were 517 holders of record of Class A Common Stock (which does not include the number of beneficial owners holding indirectly through a broker, bank or other nominee). No cash dividends were declared or paid during 2011 by Revlon, Inc. on its Common Stock. The terms of the 2011 Credit Agreements, the 9¾% Senior Secured Notes Indenture and the Senior Subordinated Term Loan Agreement currently restrict Products Corporation's ability to pay dividends or make distributions to Revlon, Inc., except in limited circumstances.

The table below shows the high and low quarterly closing stock prices of Revlon, Inc.'s Class A Common Stock on the NYSE consolidated tape for the years ended December 31, 2011 and 2010.

	Year Ended December 31, 2011			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$ 15.87	$ 17.62	$ 19.25	$ 16.18
Low	9.67	14.68	11.72	11.32

	Year Ended December 31, 2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$ 18.13	$ 18.04	$ 13.69	$ 14.50
Low	14.18	11.01	10.67	9.36

For information on securities authorized for issuance under the Company's equity compensation plans, see "Item 12 – Security Ownership of Certain Beneficial Owners and Related Stockholder Matters".

Item 6. Selected Financial Data

The Consolidated Statements of Income Data for each of the years in the five-year period ended December 31, 2011 and the Balance Sheet Data as of December 31, 2011, 2010, 2009, 2008 and 2007 are derived from the Company's Consolidated Financial Statements, which have been audited by an independent registered public accounting firm. The Selected Consolidated Financial Data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31, (in millions, except per share amounts)				
	2011[a]	2010[b]	2009[c]	2008[d]	2007[e]
Statement of Income Data:					
Net sales	$ 1,381.4	$ 1,321.4	$ 1,295.9	$ 1,346.8	$ 1,367.1
Gross profit	888.8	866.1	821.2	855.9	861.4
Selling, general and administrative expenses	685.5	666.6	629.1	709.3	735.7
Restructuring costs and other, net	-	(0.3)	21.3	(8.4)	7.3
Operating income	203.3	199.8	170.8	155.0	118.4
Interest expense	84.9	90.5	91.5	119.7	135.6
Interest expense – preferred stock dividend	6.4	6.4	1.5	–	–
Amortization of debt issuance costs	5.3	5.9	5.8	5.6	3.3
Loss on early extinguishment of debt, net	11.2	9.7	5.8	0.7	0.1
Foreign currency losses (gains), net	4.4	6.3	8.9	0.1	(6.8)
Provision for (benefit from) income taxes	36.8	(247.2)	8.3	16.1	7.5
Income (loss) from continuing operations, net of taxes	52.8	327.0	48.5	13.1	(19.0)
Income from discontinued operations, net of taxes	0.6	0.3	0.3	44.8	2.9
Net income (loss)	53.4	327.3	48.8	57.9	(16.1)
Basic income (loss) per common share:					
Continuing operations	1.01	6.30	0.94	0.26	(0.38)
Discontinued operations	0.01	0.01	0.01	0.87	0.06
Net income (loss)	$ 1.02	$ 6.31	$ 0.95	$ 1.13	$ (0.32)
Diluted income (loss) per common share:					
Continuing operations	1.01	6.25	0.94	0.26	(0.38)
Discontinued operations	0.01	0.01	0.01	0.87	0.06
Net income (loss)	$ 1.02	$ 6.26	$ 0.94	$ 1.13	$ (0.32)
Weighted average number of common shares outstanding (in millions)[f]:					
Basic	52.2	51.9	51.6	51.2	50.4
Diluted	52.3	52.3	51.7	51.3	50.4

	Year Ended December 31, (in millions)				
	2011[a]	2010[b]	2009[c]	2008[d]	2007[e]
Balance Sheet Data:					
Total current assets	$ 518.7	$ 476.1	$ 403.6	$ 428.5	$ 476.0
Total non-current assets	638.4	610.6	390.6	384.9	413.3
Total assets	$ 1,157.1	$ 1,086.7	$ 794.2	$ 813.4	$ 889.3
Total current liabilities	$ 335.4	$ 318.5	$ 309.3	$ 323.4	$ 348.7
Redeemable preferred stock	48.4	48.1	48.0	–	–
Total other non-current liabilities	1,466.2	1,416.5	1,470.5	1,602.8	1,622.6
Total liabilities	$ 1,850.0	$ 1,783.1	$ 1,827.8	$ 1,926.2	$ 1,971.3
Total indebtedness	$ 1,227.7	$ 1,219.1	$ 1,248.1	$ 1,329.6	$ 1,440.6
Total stockholders' deficiency	(692.9)	(696.4)	(1,033.6)	(1,112.8)	(1,082.0)

(a) Results for 2011 include: (1) an increase in net income driven by a non-cash benefit of $16.9 million related to the reduction of the Company's deferred tax valuation allowance on its net deferred tax assets for certain jurisdictions outside the U.S. at December 31, 2011 as a result of the Company's improved earnings trends and cumulative taxable income in those jurisdictions, which is reflected in the provision for income taxes; and (2) an $11.2 million loss on the early extinguishment of debt in connection with the 2011 Refinancing of Products Corporation's 2010 Term Loan Facility and 2010 Revolving Credit Facility.

(b) Results for 2010 include: (1) an increase in net income driven by a non-cash benefit of $260.6 million related to the reduction of the Company's deferred tax valuation allowance on its net U.S. deferred tax assets at December 31, 2010 as a result of the Company achieving three cumulative years, as well as its third consecutive year, of positive U.S. GAAP pre-tax income and taxable income in the U.S., and based upon the Company's then current expectations as of December 31, 2010 for the realization of such deferred tax benefits in the U.S., which is reflected in the provision for income taxes; (2) a $9.7 million loss on the early extinguishment of debt in connection with the 2010 Refinancing; and (3) a $2.8 million one-time foreign currency loss related to the required re-measurement of the balance sheet of the Company's subsidiary in Venezuela to reflect the impact of the devaluation of Venezuela's local currency relative to the U.S. dollar, as Venezuela was designated as a highly inflationary economy effective January 1, 2010.

(c) Results for 2009 include: (1) a $20.8 million charge related to the worldwide organizational restructuring announced in May 2009 (the "May 2009 Program"), which involved consolidating certain functions; reducing layers of management, where appropriate, to increase accountability and effectiveness; streamlining support functions to reflect the new organizational structure; and further consolidating the Company's office facilities in New Jersey; and (2) a $5.8 million net loss on early extingishment of debt in 2009 primarily due to a $13.5 million loss resulting from applicable redemption and tender premiums and the net write-off of unamortized debt discounts and deferred financing fees in connection with the refinancing of the 9½% Senior Notes in November 2009, partially offset by a $7.7 million gain on repurchases of an aggregate principal amount of $49.5 million of the 9½% Senior Notes prior to their complete refinancing in November 2009 at an aggregate purchase price of $41.0 million, which is net of the write-off of the ratable portion of unamortized debt discounts and deferred financing fees resulting from such repurchases.

(d) Results for 2008 include a $5.9 million gain from the sale of a non-core trademark during the first quarter of 2008, and a net $4.3 million gain related to the sale of the Mexico facility (which is comprised of a $7.0 million gain on the sale, partially offset by related restructuring charges of $1.1 million, $1.2 million of SG&A and cost of sales and $0.4 million of taxes). In addition, results for 2008 also include various other restructuring charges of approximately $3.8 million. The results of discontinued operations for 2008 included a one-time gain of $45.2 million from the disposition of the non-core Bozzano business and certain other non-core brands, including Juvena and Aquamarine, which were sold in the Brazilian market.

(e) Results for 2007 include restructuring charges of approximately $4.4 million and $2.9 million in connection with restructurings announced in 2006 (the "2006 Programs") and in 2007 (the "2007 Programs"), respectively. The $4.4 million of restructuring charges associated with the 2006 Programs were primarily for employee severance and other employee-related termination costs principally relating to a broad organizational streamlining. The $2.9 million of restructuring charges associated with the 2007 Programs were primarily for employee severance and other employee-related termination costs relating principally to the closure of the Company's facility in Irvington, New Jersey and other employee-related termination costs relating to personnel reductions in the Company's information management function and its sales force in Canada.

(f) Represents the weighted average number of common shares outstanding for each of the respective periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented as follows:

- Overview;
- Results of Operations;
- Financial Condition, Liquidity and Capital Resources;
- Disclosures about Contractual Obligations and Commercial Commitments;

- Off-Balance Sheet Transactions (there are none);
- Discussion of Critical Accounting Policies;
- Recent Accounting Pronouncements; and
- Inflation.

The Company (as defined below) is providing this overview in accordance with the SEC's December 2003 interpretive guidance regarding MD&A.

Overview

Overview of the Business

Revlon, Inc. (and together with its subsidiaries, the "Company") conducts its business exclusively through its direct wholly-owned operating subsidiary, Revlon Consumer Products Corporation ("Products Corporation") and its subsidiaries. Revlon, Inc. is a direct and indirect majority-owned subsidiary of MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes Holdings" and together with certain of its affiliates other than the Company, "MacAndrews & Forbes"), a corporation wholly-owned by Ronald O. Perelman.

The Company's vision is glamour, excitement and innovation through high-quality products at affordable prices. The Company operates in a single segment and manufactures, markets and sells an extensive array of cosmetics, women's hair color, beauty tools, anti-perspirant deodorants, fragrances, skincare and other beauty care products. The Company is one of the world's leading cosmetics companies in the mass retail channel. The Company believes that its global brand name recognition, product quality and marketing experience have enabled it to create one of the strongest consumer brand franchises in the world.

For additional information regarding our business, see "Part 1, Item 1 – Business" of this Annual Report on Form 10-K.

Overview of Net Sales and Earnings Results

Consolidated net sales in 2011 were $1,381.4 million, an increase of $60.0 million, or 4.5%, compared to $1,321.4 million in 2010. Excluding the favorable impact of foreign currency fluctuations of $17.0 million, consolidated net sales increased by $43.0 million, or 3.3% in 2011 compared to 2010, driven by higher net sales in the Company's U.S., Asia Pacific, Europe, Middle East and Africa and Latin America regions, partially offset by lower net sales in the Company's Canada region.

Consolidated net income in 2011 was $53.4 million, compared to $327.3 million in 2010. The decrease in consolidated net income in 2011, compared to 2010, was primarily due to:

- a $247.2 million benefit for income taxes in 2010 due to a non-cash benefit of $260.6 million related to a reduction of the Company's deferred tax valuation allowance on its net U.S. deferred tax assets at December 31, 2010, compared with a $36.8 million provision for income taxes in 2011, which included a $16.9 million non-cash benefit related to a reduction of the Company's deferred tax valuation allowance at December 31, 2011 (see Note 12, "Income Taxes," to the Consolidated Financial Statements);
- $18.9 million of higher SG&A expenses in 2011, primarily driven by $17.8 million of higher general and administrative expenses;

with the foregoing partially offset by:

- $22.7 million of higher gross profit due to a $60.0 million improvement in consolidated net sales, partially offset by a $37.3 million increase in cost of sales.

Fire at Revlon Venezuela Facility

On June 5, 2011, the Company's facility in Venezuela was destroyed by fire. For the years ended December 31, 2011 and 2010, the Company's subsidiary in Venezuela ("Revlon Venezuela") had net sales of approximately 2% and 3%, respectively, of the Company's consolidated net sales. At December 31, 2011 and 2010, total assets of Revlon Venezuela were approximately 2% and 3%, respectively, of the Company's total assets. Historically, approximately 50% of Revlon Venezuela's net sales were comprised of products imported from the Company's Oxford, North Carolina facility and approximately 50% were comprised of locally manufactured products. Revlon Venezuela did not have any net sales from the date of the fire until August 12, 2011. The Company's net sales in Venezuela since August 12, 2011 have been solely comprised of products imported from the Company's Oxford, North Carolina facility and the Company estimates the lost net sales to be approximately $15 million for 2011.

The Company maintains comprehensive property insurance, as well as business interruption insurance. Business interruption insurance is intended to reimburse for lost profits and other costs incurred, which are attributable to the loss, during the loss period, subject to the terms and conditions of the applicable policies.

In June 2011, the Company recorded a $4.9 million impairment loss related to Revlon Venezuela's net book value of inventory, property, plant and equipment destroyed by the fire and in the period from June 2011 through December 31, 2011, the Company incurred business interruption losses of $9.7 million related to the fire. The business interruption losses incurred in 2011 include estimated profits lost as a result of the interruption of Revlon Venezuela's business and costs incurred directly related to the fire. The business interruption losses incurred in 2011 are not indicative of future business interruption losses for insurance purposes or future expected profits for Revlon Venezuela.

During 2011, the Company received $19.7 million in interim advances from its insurance carrier in connection with the fire. During 2011, the Company recognized $14.6 million of income from insurance recoveries, which entirely offset the impairment loss and business interruption losses noted above. The income from insurance recoveries is included within selling, general and administrative expenses in the Company's Statements of Income for the year ended December 31, 2011. The deferred balance of $5.1 million was recorded as deferred income, which is included in accrued expenses and other in the Company's Consolidated Balance Sheet as of December 31, 2011.

An assessment of the extent of damage and the impact on Revlon Venezuela's business is ongoing, and therefore the final amount and timing of the ultimate insurance recovery is currently unknown.

Overview of Financing Activities

Refinancings of the 2010 Term Loan and 2010 Revolving Credit Facilities: During the second quarter of 2011, Products Corporation consummated refinancings of the 2010 Term Loan Facility and the 2010 Revolving Credit Facility (together referred to as the "2011 Refinancings"), reducing interest rates and extending maturities, consisting of the following transactions:

In May 2011, Products Corporation consummated a refinancing of the 2010 Term Loan Facility (the "2011 Term Loan Facility Refinancing"), which included replacing Products Corporation's 2010 bank term loan facility, which was scheduled to mature on March 11, 2015 and had $794.0 million aggregate principal amount outstanding at December 31, 2010 (the "2010 Term Loan Facility"), with a 6.5-year, $800.0 million term loan facility due November 19, 2017 (the "2011 Term Loan Facility") under a third amended and restated term loan agreement dated May 19, 2011 (the "2011 Term Loan Agreement"). Products Corporation used $796 million of proceeds from the 2011 Term Loan Facility, which was drawn in full on the May 19, 2011 closing date and issued to lenders at 99.5% of par, to repay in full the $792.0 million of then outstanding indebtedness under its 2010 Term Loan Facility and to pay approximately $2 million of accrued interest. The Company incurred $3.6 million of fees in connection with consummating the 2011 Term Loan Facility Refinancing, of which $1.9 million was capitalized.

In June 2011, Products Corporation consummated a refinancing of the 2010 Revolving Credit Facility (the "2011 Revolving Credit Facility Refinancing"), which included refinancing Products Corporation's 2010 revolving credit facility, which was scheduled to mature on March 11, 2014 and had nil outstanding borrowings at December 31, 2010 (the "2010 Revolving Credit Facility"), with a 5-year, $140.0 million asset-based, multi-currency revolving credit facility due June 16, 2016 (the "2011 Revolving Credit Facility") under a third amended and restated revolving credit agreement dated June 16, 2011 (the "2011 Revolving Credit Agreement" and together with the 2011 Term Loan Agreement, the "2011 Credit Agreements"). Products Corporation incurred $0.7 million of fees in connection with consummating the 2011 Revolving Credit Facility Refinancing, all of which were capitalized.

For further detail regarding the 2011 Refinancings, see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K.

Results of Operations

Year ended December 31, 2011 compared with the year ended December 31, 2010

In the tables, all dollar amounts are in millions and numbers in parenthesis ( ) denote unfavorable variances.

Net sales:

Consolidated net sales in 2011 were $1,381.4 million, an increase of $60.0 million, or 4.5%, compared to $1,321.4 million in 2010. Excluding the favorable impact of foreign currency fluctuations of $17.0 million, consolidated net sales increased by $43.0 million, or 3.3% in 2011, primarily driven by the inclusion of the net sales of **Sinful Colors** beginning in March 2011, as well as higher net sales of **Revlon** and **Almay** color cosmetics and **Revlon ColorSilk** hair color. These increases were partially offset by lower net sales of **Revlon** beauty tools and lower net sales of other beauty care products in Venezuela as a result of the June 2011 fire at Revlon Venezuela's facility.

	Year Ended December 31,		Change		XFX	Change [(a)]
	2011	2010	$	%	$	%
United States	$ 757.4	$ 729.1	$28.3	3.9 %	$ 28.3	3.9 %
Asia Pacific	233.4	209.9	23.5	11.2	8.4	4.0
Europe, Middle East and Africa	208.7	200.4	8.3	4.1	4.0	2.0
Latin America	107.2	107.9	(0.7)	(0.6)	4.6	4.3
Canada	74.7	74.1	0.6	0.8	(2.3)	(3.1)
Consolidated Net Sales	$ 1,381.4	$ 1,321.4	$60.0	4.5 %	$ 43.0	3.3 %

(a) XFX excludes the impact of foreign currency fluctuations.

United States

In the U.S., net sales in 2011 increased 3.9% to $757.4 million, compared to $729.1 million in 2010, primarily driven by the inclusion of the net sales of **Sinful Colors** beginning in March 2011, as well as higher net sales of **Almay** color cosmetics and **Revlon ColorSilk** hair color, partially offset by lower net sales of **Revlon** beauty tools and **Revlon** color cosmetics. Excluding the results of the recently acquired **Sinful Colors**, net sales in the U.S. increased in 2011.

Asia Pacific

In Asia Pacific, net sales in 2011 increased 11.2% to $233.4 million, compared to $209.9 million in 2010. Excluding the favorable impact of foreign currency fluctuations, net sales increased $8.4 million, or 4.0%, in 2011, primarily driven by higher net sales of **Revlon** color cosmetics. From a country perspective, net sales increased in China and certain distributor markets (which together contributed 6.2 percentage points to the increase in the region's net sales in 2011, as compared to 2010), partially offset by a decrease in net sales in Japan and Australia (which together offset by 2.1 percentage points the increase in the region's net sales in 2011, as compared to 2010).

Europe, Middle East and Africa

In Europe, the Middle East and Africa, net sales in 2011 increased 4.1% to $208.7 million, compared to $200.4 million in 2010. Excluding the favorable impact of foreign currency fluctuations, net sales increased $4.0 million, or 2.0%, in 2011, primarily driven by higher net sales of **Revlon** color cosmetics. From a country perspective, net sales increased in South Africa (which contributed 2.5 percentage points to the increase in the region's net sales in 2011, as compared to 2010), partially offset by a decrease in net sales in Italy (which offset by 0.8 percentage points the increase in the region's net sales in 2011, as compared to 2010).

Latin America

In Latin America, net sales in 2011 decreased 0.6% to $107.2 million, compared to $107.9 million in 2010. Excluding the unfavorable impact of foreign currency fluctuations, net sales increased $4.6 million, or 4.3%, in 2011, primarily driven by higher net sales of **Revlon** color cosmetics, partially offset by lower net sales of other beauty care products. From a country perspective, net sales increased in Argentina and Latin America Export (which together contributed 6.6 percentage points to the increase in the region's net sales in 2011, as compared to 2010), partially offset by a decrease in net sales in Venezuela (which offset by 3.0 percentage points the increase in the region's net sales in 2011, as compared to 2010). Venezuela's decline in net sales was due to the loss of a significant portion of sales from June through December 2011 as a result of the June 2011 fire which destroyed Revlon Venezuela's facility. Revlon Venezuela resumed sales of imported goods on August 12, 2011; however, the Company had not recorded any sales of locally manufactured goods in Venezuela since the fire in June 2011.

Canada

In Canada, net sales in 2011 increased 0.8% to $74.7 million, compared to $74.1 million in 2010. Excluding the favorable impact of foreign currency fluctuations, net sales decreased $2.3 million, or 3.1%, in 2011, primarily driven by lower net sales of **Almay** color cosmetics.

Gross profit:

	Year Ended December 31,		
	2011	2010	Change
Gross profit	$ 888.8	$ 866.1	$ 22.7
Percentage of net sales	*64.3%*	*65.5%*	*(1.2)%*

The 1.2 percentage point decrease in gross profit as a percentage of net sales for 2011, compared to 2010, was primarily due to:

- the impact of product mix, which reduced gross profit as a percentage of net sales by 1.3 percentage points; and
- higher allowances, which reduced gross profit as a percentage of net sales by 0.9 percentage points;

with the foregoing partially offset by:

- favorable foreign currency fluctuations, which increased gross profit as a percentage of net sales by 0.6 percentage points;
- lower pension expenses within cost of goods, which increased gross profit as a percentage of net sales by 0.2 percentage points.

SG&A expenses:

	Year Ended December 31,		
	2011	2010	Change
SG&A expenses	$ 685.5	$ 666.6	$ (18.9)

The $18.9 million increase in SG&A expenses for 2011, as compared to 2010, was driven primarily by:

- $17.8 million of higher general and administrative expenses primarily due to (i) the inclusion of operating expenses of Sinful Colors from the date of acquisition in March 2011, (ii) higher compensation expenses, (iii) higher professional fees and (iv) higher depreciation costs; and
- $8.7 million of unfavorable impact of foreign currency fluctuations;

with the foregoing partially offset by:

- $9.7 million, net, from insurance recoveries, which is comprised of $14.6 million of income from insurance recoveries related to the fire that destroyed Revlon Venezuela's facility, partially offset by the $4.9 million impairment loss related to Revlon Venezuela's net book value of inventory, property, plant and equipment destroyed by the fire. The $9.7 million, net, from insurance recoveries entirely offset the business interruption losses incurred from June 5, 2011 through December 31, 2011. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Fire at Revlon Venezuela's Facility" for further discussion).

Interest expense:

	Year Ended December 31,		
	2011	2010	Change
Interest expense	$ 84.9	$ 90.5	$ 5.6
Interest expense - preferred stock dividend	$ 6.4	$ 6.4	$ -

The $5.6 million decrease in interest expense (excluding interest expense related to the regular dividends on the Preferred Stock) for 2011, as compared to 2010, was primarily due to lower weighted average borrowing rates as a result of the 2011 Refinancings. (See "Financial Condition, Liquidity and Capital Resources – 2011 Refinancings" and Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements).

In accordance with the terms of the certificate of designation of the Preferred Stock, during both 2011 and 2010, Revlon, Inc. recognized $6.4 million of interest expense related to the regular quarterly dividends on the Preferred Stock.

Loss on early extinguishment of debt, net:

	Year Ended December 31,		
	2011	2010	Change
Loss on early extinguishment of debt, net	$ 11.2	$ 9.7	$ (1.5)

As a result of the 2011 Refinancings, the Company recognized a loss on the early extinguishment of debt of $11.2 million during 2011, due to $1.7 million of fees which were expensed as incurred in connection with the 2011 Refinancings, as well as the write-off of $9.5 million of unamortized debt discount and deferred financing fees as a result of such refinancings.

During March 2010, Products Corporation consummated the refinancing of the 2006 Term Loan Facility and the 2006 Revolving Credit Facility (together referred to as the "2010 Refinancing"). As a result of the 2010 Refinancing, the Company recognized a loss on the early extinguishment of debt of $9.7 million during 2010, primarily due to $5.9 million of fees and expenses which were expensed as incurred in connection with the 2010 Refinancing, as well as the write-off of $3.8 million of unamortized deferred financing fees as a result of such refinancing.

Foreign currency losses:

	Year Ended December 31,		
	2011	2010	Change
Foreign currency losses	$ 4.4	$ 6.3	$ 1.9

The $1.9 million decrease in foreign currency losses during 2011, as compared to 2010, was primarily driven by:

- a $1.1 million lower foreign currency loss in 2011 compared to 2010 related to the re-measurements of Revlon Venezuela's balance sheet (see "Financial Condition, Liquidity and Capital Resources – Impact of Foreign Currency Translation – Venezuela"); and
- $2.0 million of lower foreign currency losses related to the Company's foreign currency forward exchange contracts ("FX Contracts") during 2011 compared to 2010;

with the foregoing partially offset by:

- the unfavorable impact of the revaluation of certain U.S. dollar-denominated intercompany payables from the Company's foreign subsidiaries compared to 2010.

Provision for (benefit from) income taxes:

	Year Ended December 31,		
	2011	2010	Change
Provision for (benefit from) income taxes	$ 36.8	$ (247.2)	$ (284.0)

The provision for income taxes in 2011 included a non-cash benefit of $16.9 million related to the reduction of the Company's deferred tax valuation allowance on its net deferred tax assets for certain jurisdictions outside the U.S. at December 31, 2011 as a result of the Company's improved earnings trends and cumulative taxable income in those jurisdictions. The benefit for income taxes in 2010 included a non-cash benefit of $260.6 million related to a reduction of the Company's deferred tax valuation allowance on its net U.S. deferred tax assets at December 31, 2010. Excluding these non-cash benefits, the provision for income taxes in 2011 was higher than 2010 primarily due to higher deferred tax expense for the U.S. in 2011 due to the reduction of the valuation allowance in the U.S. on December 31, 2010 and higher pre-tax income in the U.S. in 2011. In addition, the provision for income taxes in 2010 benefited from various discrete items, including the favorable resolution of tax matters in the U.S. and certain foreign jurisdictions, that did not recur in 2011.

The effective tax rate for 2011 is higher than the federal statutory rate of 35% due principally to: (i) foreign dividends and earnings taxable in the U.S.; and (ii) foreign and U.S. tax effects attributable to operations outside the U.S., including pre-tax losses in a number of jurisdictions outside the U.S. for which there is no tax benefit recognized in the period, partially offset by the effect of the reduction of the deferred tax valuation allowance described above.

As previously disclosed, in assessing the recoverability of its deferred tax assets, management regularly considers whether some portion or all of the deferred tax assets will not be realized based on the recognition threshold and measurement of a tax position. The ultimate realization of deferred tax assets is generally dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Based upon the level of historical taxable losses for certain jurisdictions outside the U.S., the Company had maintained a deferred tax valuation allowance against its deferred tax assets. As of December 31, 2011, the Company experienced improved earnings trends and had cumulative taxable income in such jurisdictions. As a result of such earnings trends and the Company's tax position, and based upon the Company's current projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at December 31, 2011 in those jurisdictions. Therefore, at December 31, 2011, the Company realized a non-cash benefit of $16.9 million related to a reduction of the Company's deferred tax valuation allowance on its net deferred tax assets for certain jurisdictions outside the U.S. The Company has reflected this benefit in the tax provision and this non-cash benefit increased the Company's net income at December 31, 2011.

Based upon the level of historical taxable losses for the U.S., the Company had maintained a deferred tax valuation allowance against its deferred tax assets in the U.S. As of December 31, 2010, the Company had experienced improved earnings trends and had cumulative taxable income. As a result of such earnings trends and the Company's tax position, and based upon the Company's projections for future taxable income over the periods in which the deferred tax assets were recoverable, management believed that it was more likely than not that the Company would realize the benefits of the net deferred tax assets existing at December 31, 2010. Therefore, at December 31, 2010, the Company realized a non-cash benefit of $260.6 million related to a reduction of the Company's deferred tax valuation allowance on its net U.S. deferred tax assets at December 31, 2010. The Company reflected this benefit in the tax provision and this non-cash benefit increased net income at December 31, 2010.

As a result of the reduction of the Company's deferred tax valuation allowance in the U.S. during 2010, the Company's tax provision has reflected a higher effective tax rate beginning with the first quarter of 2011. However, the increase in the effective tax rate did not affect the Company's cash taxes paid in 2011 and will not affect the Company's cash taxes paid in 2012 and thereafter until the Company has fully used its tax loss carryforwards and other tax attributes in the U.S.

See Note 12, "Income Taxes," to the Consolidated Financial Statements for further discussion of the above.

Year ended December 31, 2010 compared with the year ended December 31, 2009

In the tables, all dollar amounts are in millions and numbers in parenthesis ( ) denote unfavorable variances.

Net sales:

Consolidated net sales in 2010 were $1,321.4 million, an increase of $25.5 million, or 2.0%, compared to $1,295.9 million in 2009. Excluding the unfavorable impact of foreign currency fluctuations of $3.8 million, consolidated net sales increased by 2.3% in 2010, primarily driven by higher net sales of **Revlon** color cosmetics and **Revlon ColorSilk** hair color, partially offset by lower net sales of **Almay** color cosmetics and **Mitchum** anti-perspirant deodorant.

	Year Ended December 31,		Change		XFX	Change [(a)]
	2010	2009	$	%	$	%
United States	$ 729.1	$ 747.9	$ (18.8)	(2.5)%	$ (18.8)	(2.5)%
Asia Pacific	209.9	189.1	20.8	11.0	6.0	3.2
Europe, Middle East and Africa	200.4	183.8	16.6	9.0	8.6	4.7
Latin America	107.9	108.9	(1.0)	(0.9)	32.1	29.5
Canada	74.1	66.2	7.9	11.9	1.4	2.1
Consolidated Net Sales	$ 1,321.4	$ 1,295.9	$ 25.5	2.0%	$ 29.3	2.3%

(a) XFX excludes the impact of foreign currency fluctuations.

United States

In the U.S., net sales in 2010 were $729.1 million, a decrease of $18.8 million, or 2.5%, compared to $747.9 million in 2009, primarily driven by lower net sales of **Almay** color cosmetics, **Revlon ColorSilk** hair color and **Mitchum** anti-perspirant deodorant, partially offset by higher net sales of **Revlon** color cosmetics. Net sales of color cosmetics benefitted from lower promotional allowances as the Company continued to optimize its brand support mix, and also benefitted from lower returns.

Asia Pacific

In Asia Pacific, net sales in 2010 increased 11.0% to $209.9 million, compared to $189.1 million in 2009. Excluding the favorable impact of foreign currency fluctuations, net sales increased $6.0 million, or 3.2%, in 2010, primarily driven by higher net sales of **Revlon** color cosmetics, certain beauty care products and **Revlon ColorSilk** hair color. From a country perspective, higher net sales in the Company's travel retail businesses, certain distributor markets, China and Hong Kong (which together contributed approximately 4.6 percentage points to the increase in the region's net sales in 2010, as compared to 2009) were partially offset by lower net sales in Australia and Japan (which offset by approximately 2.0 percentage points the increase in the region's net sales in 2010, as compared to 2009).

Europe, Middle East and Africa

In Europe, the Middle East and Africa, net sales in 2010 increased 9.0% to $200.4 million, compared to $183.8 million in 2009. Excluding the favorable impact of foreign currency fluctuations, net sales increased $8.6 million, or 4.7%, in 2010, primarily driven by higher net sales of fragrances. From a country perspective, net sales increased in South Africa, Italy, the U.K. and France (which together contributed approximately 5.0 percentage points to the increase in the region's net sales in 2010, as compared to 2009).

Latin America

In Latin America, net sales in 2010 decreased 0.9% to $107.9 million, compared to $108.9 million in 2009. Excluding the unfavorable impact of foreign currency fluctuations (which includes the unfavorable impact of the January 2010 devaluation of Venezuela's local currency relative to the U.S. dollar), net sales increased $32.1 million, or 29.5%, in 2010, primarily driven by higher net sales of **Revlon ColorSilk** hair color, **Revlon** color cosmetics and other beauty care products. From a country perspective, higher net sales in Venezuela and certain distributor markets contributed approximately 23.8 percentage points to the increase in the region's net sales in 2010, as compared to 2009. Higher selling prices in Venezuela, reflecting market conditions and inflation, accounted for approximately half of the $32.1 million increase in net sales in the region.

Canada

In Canada, net sales in 2010 were $74.1 million, an increase of $7.9 million, or 11.9%, compared to $66.2 million in 2009. Excluding the favorable impact of foreign currency fluctuations, net sales increased $1.4 million, or 2.1%, in 2010, primarily driven by higher net sales of **Revlon** color cosmetics, partially offset by lower net sales of **Revlon** beauty tools.

Gross profit:

	Year Ended December 31,		
	2010	**2009**	**Change**
Gross profit	$ 866.1	$ 821.2	$ 44.9
Percentage of net sales	*65.5%*	*63.4%*	*2.1%*

The 2.1 percentage point increase in gross profit as a percentage of net sales for 2010, compared to 2009, was primarily due to:

- lower costs related to inventory obsolescence and sales returns, which increased gross profit as a percentage of net sales by 1.1 percentage points;
- lower material costs as a result of purchasing initiatives and savings as a result of the May 2009 Program, which increased gross profit as a percentage of net sales by 1.0 percentage points;
- lower allowances, which increased gross profit as a percentage of net sales by 0.5 percentage points; and
- favorable foreign currency fluctuations which resulted in lower cost of goods in most international territories on goods purchased from the Company's facility in Oxford, North Carolina, which increased gross profit as a percentage of net sales by 0.4 percentage points;

with the foregoing partially offset by:

- the impact of product mix, which reduced gross profit as a percentage of net sales by 0.9 percentage points.

SG&A expenses:

	Year Ended December 31,		
	2010	**2009**	**Change**
SG&A expenses	$ 666.6	$ 629.1	$ (37.5)

The $37.5 million increase in SG&A expenses for 2010, as compared to 2009, was driven primarily by:

- $33.8 million of higher advertising expenses to support the Company's brands as the Company continued to optimize its brand support mix. The Company increased media pressure while benefitting from lower advertising rates in 2010, as compared to 2009; and
- $19.4 million of higher general and administrative expenses primarily due to higher compensation expenses including an increase in the accrual for incentive compensation, partially offset by savings as a result of the May 2009 Program;

with the foregoing partially offset by:

- $9.1 million of lower pension expenses, primarily due to the May 2009 Plan Amendments which ceased future benefit accruals under the Revlon Employees' Retirement Plan and the Revlon Pension Equalization Plan after December 31, 2009 and which resulted in a change in the amortization period of actuarial gains (losses) from the remaining service period to the remaining life expectancy of plan participants; and
- $6.3 million of lower permanent display amortization.

Restructuring costs and other, net:

	Year Ended December 31,		
	2010	2009	Change
Restructuring costs and other, net	$ (0.3)	$ 21.3	$ 21.6

In May 2009, the Company announced a worldwide restructuring (the "May 2009 Program"), which involved consolidating certain functions; reducing layers of management, where appropriate, to increase accountability and effectiveness; streamlining support functions to reflect the new organizational structure; and further consolidating the Company's office facilities in New Jersey.

During 2009, the Company recorded charges of $21.3 million in restructuring costs and other, net, which were comprised of:

- a $20.8 million charge related to the May 2009 Program;
- $1.3 million of charges related to employee severance and other employee-related termination costs related to restructuring actions in the U.K., Mexico and Argentina announced in the first quarter of 2009; and
- a $0.8 million charge related to restructuring programs initiated in 2008 (the "2008 Programs");

with the foregoing partially offset by:

- income of $1.6 million related to the sale of a facility in Argentina in the first quarter of 2009.

During 2010, a $0.3 million adjustment was recorded to restructuring costs and other, net to reflect lower than originally anticipated expenses associated with the May 2009 Program.

The $20.5 million of net charges related to the May 2009 Program have been or will be paid out as follows: $11.0 million paid in 2009, $6.9 million paid in 2010, $1.6 million paid in 2011 and the balance of $1.0 million to be paid thereafter. The May 2009 Program generated the previously-disclosed expected savings of approximately $15 million in 2009 and annualized savings of approximately $30 million in 2010.

Interest expense:

	Year Ended December 31,		
	2010	2009	Change
Interest expense	$ 90.5	$ 91.5	$ 1.0
Interest expense - preferred stock dividend	$ 6.4	$ 1.5	$ (4.9)

The $1.0 million decrease in interest expense (excluding interest expense related to the regular quarterly dividends on the Preferred Stock) for 2010, as compared to 2009, was primarily due to lower debt levels, largely offset by higher weighted average borrowing rates. (See Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements).

In accordance with the terms of the certificate of designation of the Preferred Stock, during 2010, Revlon, Inc. recognized $6.4 million of interest expense related to regular quarterly dividends on the Preferred Stock, as compared to $1.5 million during 2009, which reflected the interest expense related to the regular quarterly dividend on the Preferred Stock from October 8, 2009 (the date that Preferred Stock was issued) through December 31, 2009.

Loss on early extinguishment of debt, net:

	Year Ended December 31,		
	2010	2009	Change
Loss on early extinguishment of debt, net	$ 9.7	$ 5.8	$ (3.9)

As a result of the 2010 Refinancing, the Company recognized a loss on the extinguishment of debt of $9.7 million during the first half of 2010, primarily due to $5.9 million of fees and expenses which were expensed as incurred in connection with the 2010 Refinancing, as well as the write-off of $3.8 million of unamortized deferred financing fees in connection with such refinancing.

In 2009, the Company recognized a loss on the early extinguishment of debt of $13.5 million resulting from the applicable redemption and tender premiums and the net write-off of unamortized debt discounts and deferred financing fees in connection with the refinancing of the 9½% Senior Notes, which was partially offset by a $7.7 million gain on the repurchases of an aggregate principal amount of $49.5 million of the 9½% Senior Notes prior to their complete refinancing in November 2009 at an aggregate purchase price of $41.0 million, which is net of the write-off of the ratable portion of unamortized debt discounts and deferred financing fees resulting from such repurchases. (See Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements).

Foreign currency losses:

	Year Ended December 31,		
	2010	2009	Change
Foreign currency losses	$ 6.3	$ 8.9	$ 2.6

The $6.3 million of foreign currency losses during 2010 included a $2.8 million one-time foreign currency loss related to the required re-measurement of the balance sheet of the Company's subsidiary in Venezuela ("Revlon Venezuela") during the first quarter of 2010 to reflect the impact of the devaluation of Venezuela's local currency relative to the U.S. dollar, as Venezuela was designated as a highly inflationary economy effective January 1, 2010 (see "Financial Condition, Liquidity and Capital Resources – Impact of Foreign Currency Translation – Venezuela"). In addition, foreign currency losses during 2010 were driven by $3.1 million of foreign currency losses related to the Company's then-outstanding foreign currency forward exchange contracts ("FX Contracts").

The $8.9 million of foreign currency losses during 2009 were primarily driven by $5.9 million of foreign currency losses related to the Company's then-outstanding FX Contracts and an exchange loss of $2.8 million related to Revlon Venezuela. Due to currency restrictions in Venezuela, Revlon Venezuela exchanged local currency for U.S. dollars through a parallel market exchange transaction in order to pay for certain U.S. dollar-denominated liabilities, which resulted in the $2.8 million exchange loss in 2009.

(Benefit from) provision for income taxes:

	Year Ended December 31,		
	2010	2009	Change
(Benefit from) provision for income taxes	$ (247.2)	$ 8.3	$ 255.5

The $247.2 million benefit from income taxes in 2010, as compared to the $8.3 million provision for income taxes in 2009, was primarily attributable to the non-cash benefit of $260.6 million related to a reduction of the Company's deferred tax valuation allowance on its net U.S. deferred tax assets at December 31, 2010, as discussed above in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Provision for (benefit from) income taxes."

Financial Condition, Liquidity and Capital Resources

At December 31, 2011, the Company had a liquidity position of $228.0 million, consisting of cash and cash equivalents (net of any outstanding checks) of $100.7 million, as well as $127.3 million in available borrowings under the 2011 Revolving Credit Facility, based upon the borrowing base less $11.1 million of undrawn outstanding letters of credit and nil then drawn under the 2011 Revolving Credit Facility at such date.

Cash Flows

At December 31, 2011, the Company had cash and cash equivalents of $101.7 million, compared with $76.7 million at December 31, 2010. The following table summarizes the Company's cash flows from operating, investing and financing activities for 2011, 2010 and 2009 (all amounts are in millions):

	Year Ended December 31,		
	2011	2010	2009
Net cash provided by operating activities	$ 88.0	$ 97.2	$ 109.5
Net cash used in investing activities	(52.6)	(14.9)	(11.8)
Net cash used in financing activities	(7.5)	(62.8)	(98.5)
Net cash provided by discontinued operations	-	-	0.2
Effect of exchange rate changes on cash and cash equivalents	(2.9)	2.7	2.3

Net cash provided by operating activities was $88.0 million, $97.2 million and $109.5 million for 2011, 2010 and 2009, respectively. As compared to 2010, cash provided by operating activities in 2011 was impacted by higher interest payments, increased permanent display spending and increased pension contributions. As compared to 2009, cash provided by operating activities in 2010 was impacted by unfavorable changes in working capital, primarily driven by an increase in inventory, partially offset by higher operating income and lower interest payments during 2010.

Net cash used in investing activities was $52.6 million, $14.9 million and $11.8 million for 2011, 2010 and 2009, respectively. On March 17, 2011, the Company acquired certain assets, including trademarks and other intellectual property, inventory, certain receivables and manufacturing equipment, related to Sinful Colors cosmetics, Wild and Crazy cosmetics, freshMinerals cosmetics and freshcover cosmetics, which products are sold principally in the U.S. mass retail channel (the "Sinful Colors Acquisition"). Net cash used in investing activities in 2011 included a cash payment of $39.0 million for the Sinful Colors Acquisition and $13.9 million of capital expenditures. Net cash used in investing activities in 2010 included $15.2 million of capital expenditures. Net cash used in investing activities in 2009 included $14.3 million of capital expenditures, partially offset by $2.5 million from the net proceeds from the sale of certain assets.

Net cash used in financing activities was $7.5 million, $62.8 million and $98.5 million for 2011, 2010 and 2009, respectively.

Net cash used in financing activities for 2011 included:

- payment of the $4.3 million of fees incurred in connection with the 2011 Refinancings; and
- an aggregate $4.0 million of scheduled amortization payments on the 2011 Term Loan Facility in 2011;

with the foregoing partially offset by:

- cash provided by Products Corporation's issuance of the $800.0 million aggregate principal amount of the 2011 Term Loan Facility, or $796.0 million, net of discounts, partially offset by cash used for the repayment of $794.0 million remaining aggregate principal amount of Products Corporation's 2010 Term Loan Facility.

Net cash used in financing activities for 2010 included:

- cash used for repayment of $815.0 million remaining aggregate principal amount of Products Corporation's 2006 Term Loan Facility, partially offset by cash provided by Products Corporation's issuance of the $800.0 million aggregate principal amount of the 2010 Term Loan Facility, or $786.0 million, net of discounts;
- an aggregate $6.0 million of scheduled amortization payments on the 2010 Term Loan Facility in 2010; and
- payment of financing costs of $17.5 million, which was primarily comprised of (i) the payment of $15.3 million of fees incurred in connection with the 2010 Refinancing and (ii) the payment of the remaining

balance of $1.7 million of the $25.1 million of fees incurred in connection with the refinancing of Product Corporation's 9 ½% Senior Notes in November 2009 with the 9¾% Senior Secured Notes due November 2015.

Net cash used in financing activities for 2009 included a net debt reduction of $74.0 million, primarily comprised of:

- the repayment or redemption of all of the $340.5 million aggregate principal amount outstanding of Products Corporation's 9½% Senior Notes in connection with Products Corporation's complete refinancing of the 9½% Senior Notes in November 2009;
- the repurchases of $49.5 million in aggregate principal amount of Products Corporation's 9½% Senior Notes prior to their complete refinancing in November 2009 at an aggregate purchase price of $41.0 million; and
- the repayment of $18.7 million in principal amount of Products Corporation's 2006 Term Loan Facility (prior to its complete refinancing in March 2010);

with the foregoing partially offset by:

- Products Corporation's issuance of the $330.0 million aggregate principal amount of the 9¾% Senior Secured Notes, or $326.4 million net of discounts.

Net cash used in financing activities for 2009 also included payment of financing costs of $29.6 million, which was comprised of (i) the payment of $23.4 million of the $24.9 million of fees incurred in connection with the refinancing of the 9½% Senior Notes and (ii) the payment of $6.2 million of the $6.7 million of fees incurred in connection with the consummation of the 2009 Exchange Offer (as hereinafter defined).

2011 Refinancings

In the second quarter of 2011, Products Corporation consummated the 2011 Refinancings, which included refinancing its 2010 Term Loan Facility with the 2011 Term Loan Facility and Products Corporation's 2010 Revolving Credit Facility with the 2011 Revolving Credit Facility, reducing interest rates and extending maturities.

In May 2011, Products Corporation consummated a refinancing of the 2010 Term Loan Facility, which included replacing Products Corporation's 2010 bank term loan facility, which was scheduled to mature on March 11, 2015 and had $794.0 million aggregate principal amount outstanding at December 31, 2010, with a 6.5-year, $800.0 million term loan facility due November 19, 2017. Products Corporation used $796 million of proceeds from the 2011 Term Loan Facility, which was drawn in full on the May 19, 2011 closing date and issued to lenders at 99.5% of par, to refinance in full the $792.0 million of then outstanding indebtedness under its 2010 Term Loan Facility and to pay approximately $2 million of accrued interest. The Company incurred $3.6 million of fees in connection with consummating the 2011 Term Loan Facility Refinancing, of which $1.9 million was capitalized.

In June 2011, Products Corporation consummated a refinancing of the 2010 Revolving Credit Facility, which included refinancing Products Corporation's 2010 revolving credit facility, which was scheduled to mature on March 11, 2014 and had nil outstanding borrowings at December 31, 2010, with a 5-year, $140.0 million asset-based, multi-currency revolving credit facility due June 16, 2016. Products Corporation incurred $0.7 million of fees in connection with consummating the 2011 Revolving Credit Facility Refinancing, all of which were capitalized.

The following is a summary description of the 2011 Term Loan Facility and 2011 Revolving Credit Facility. Investors should refer to the principal refinancing agreements (copies of which are included as exhibits to the Company's Form 10-Q for the period ended June 30, 2011, filed with the SEC on July 28, 2011) for complete terms and conditions. Unless otherwise indicated, capitalized terms have the meanings given to them in the 2011 Term Loan Agreement and/or the 2011 Revolving Credit Agreement, as applicable.

2011 Term Loan Facility

Under the 2011 Term Loan Facility, Eurodollar Loans bear interest at the Eurodollar Rate plus 3.50% per annum (with the Eurodollar Rate not to be less than 1.25%) and Alternate Base Rate loans bear interest at the Alternate Base Rate plus 2.50% (with the Alternate Base Rate not to be less than 2.25%).

Prior to the November 2017 termination date of the 2011 Term Loan Facility, on September 30, December 31, March 31 and June 30 of each year (commencing September 30, 2011), Products Corporation is required to repay $2 million of the principal amount of the term loans outstanding under the 2011 Term Loan Facility on each respective date. For other prepayment terms (including, without limitation, the requirement to pre-pay the 2011 Term Loan Facility with 50% of Products Corporation's "excess cash flow", commencing with excess cash flow for the 2012 fiscal year payable in the first 100 days of 2013, which prepayments are applied to reduce Products Corporation's future regularly scheduled term loan amortization payments in the direct order of maturities), see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K.

The 2011 Term Loan Facility contains a financial covenant limiting Products Corporation's first lien senior secured leverage ratio (the ratio of Products Corporation's Senior Secured Debt that has a lien on the collateral which secures the 2011 Term Loan Facility that is not junior or subordinated to the liens securing the 2011 Term Loan Facility (excluding debt outstanding under the 2011 Revolving Credit Facility) to EBITDA), to no more than 4.0 to 1.0 for each period of four consecutive fiscal quarters ending during the period from June 30, 2011 to such facility's November 2017 maturity date.

Under certain circumstances, Products Corporation has the right to request the 2011 Term Loan Facility to be increased by up to $300 million, provided that the lenders are not committed to provide any such increase.

The 2011 Term Loan Facility matures on November 19, 2017; provided, however, it will mature on August 15, 2015 if Products Corporation's 9¾% Senior Secured Notes have not been refinanced, redeemed, repurchased, defeased or repaid in full on or before such date.

2011 Revolving Credit Facility

Availability under the 2011 Revolving Credit Facility varies based on a borrowing base that is determined by the value of eligible accounts receivable and eligible inventory in the U.S. and the U.K. and eligible real property and equipment in the U.S. from time to time.

If the value of the eligible assets is not sufficient to support the $140.0 million borrowing base under the 2011 Revolving Credit Facility, Products Corporation will not have full access to the 2011 Revolving Credit Facility. Products Corporation's ability to borrow under the 2011 Revolving Credit Facility is also conditioned upon the satisfaction of certain conditions precedent and Products Corporation's compliance with other covenants in the 2011 Revolving Credit Agreement.

Under the 2011 Revolving Credit Facility, borrowings (other than loans in foreign currencies) bear interest, if made as Eurodollar Loans, at the Eurodollar Rate, plus the applicable margin set forth in the grid below and, if made as Alternate Base Rate loans, at the Alternate Base Rate, plus the applicable margin set forth in the grid below:

Excess Availability	Alternate Base Rate Loans	Eurodollar Loans, Eurocurrency Loans or Local Rate Loans
Greater than or equal to $92,000,000	1.00%	2.00%
Less than $92,000,000 but greater than or equal to $46,000,000	1.25%	2.25%
Less than $46,000,000	1.50%	2.50%

Local Loans bear interest, if mutually acceptable to Products Corporation and the relevant foreign lenders, at the Local Rate, and otherwise (i) if in foreign currencies or in U.S. dollars at the Eurodollar Rate or the Eurocurrency Rate plus the applicable margin set forth in the grid above or (ii) if in U.S. dollars at the Alternate

Base Rate plus the applicable margin set forth in the grid above. For other fees payable to the lenders under the 2011 Revolving Credit Facility (including, without limitation, a commitment fee of 0.375% of the average daily unused portion of the 2011 Revolving Credit Facility), see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K.

For prepayment terms under the 2011 Revolving Credit Facility, see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K.

Under certain circumstances, Products Corporation has the right to request that the 2011 Revolving Credit Facility be increased by up to $60.0 million, provided that the lenders are not committed to provide any such increase.

Under certain circumstances if and when the difference between (i) the borrowing base under the 2011 Revolving Credit Facility and (ii) the amounts outstanding under the 2011 Revolving Credit Facility is less than $20.0 million for a period of two consecutive days or more, and until such difference is equal to or greater than $20.0 million for a period of 30 consecutive business days, the 2011 Revolving Credit Facility requires Products Corporation to maintain a consolidated fixed charge coverage ratio (the ratio of EBITDA minus Capital Expenditures to Cash Interest Expense for such period) of a minimum of 1.0 to 1.0.

The 2011 Revolving Credit Facility matures on June 16, 2016; provided, however, it will mature on August 15, 2015 if Products Corporation's 9¾% Senior Secured Notes have not been refinanced, redeemed, repurchased, defeased or repaid in full on or before such date.

Covenants and Defaults Applicable to the 2011 Credit Facilities

The 2011 Credit Facilities contain various restrictive covenants prohibiting Products Corporation and its subsidiaries from:

(i) incurring additional indebtedness or guarantees, with certain exceptions;

(ii) making dividend and other payments or loans to Revlon, Inc. or other affiliates, with certain exceptions, including among others:

(a) exceptions permitting Products Corporation to pay dividends or make other payments to Revlon, Inc. to enable it to, among other things, pay expenses incidental to being a public holding company, including, among other things, professional fees such as legal, accounting and insurance fees, regulatory fees, such as SEC filing fees and NYSE listing fees, and other expenses related to being a public holding company;

(b) subject to certain circumstances, to finance the purchase by Revlon, Inc. of its Class A Common Stock in connection with the delivery of such Class A Common Stock to grantees under the Third Amended and Restated Revlon, Inc. Stock Plan and/or the payment of withholding taxes in connection with the vesting of restricted stock awards under such plan;

(c) subject to certain limitations, to pay dividends or make other payments to finance the purchase, redemption or other retirement for value by Revlon, Inc. of stock or other equity interests or equivalents in Revlon, Inc. held by any current or former director, employee or consultant in his or her capacity as such; and

(d) subject to certain limitations, to make other restricted payments to affiliates of Products Corporation in an amount up to $10 million per year (plus $10 million for each calendar year commencing with 2011), other restricted payments in an aggregate amount not to exceed $35 million and other restricted payments based upon certain financial tests.

(iii) creating liens or other encumbrances on Products Corporation's or its subsidiaries' assets or revenues, granting negative pledges or selling or transferring any of Products Corporation's or its subsidiaries' assets, all subject to certain limited exceptions;

(iv) with certain exceptions, engaging in merger or acquisition transactions;

(v) prepaying indebtedness and modifying the terms of certain indebtedness and specified material contractual obligations, subject to certain exceptions;

(vi) making investments, subject to certain exceptions; and

(vii) entering into transactions with affiliates of Products Corporation involving aggregate payments or consideration in excess of $10 million other than upon terms that are not materially less favorable when taken as a whole to Products Corporation or its subsidiaries as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's length dealings with an unrelated third person and where such payments or consideration exceed $20 million, unless such transaction has been approved by all of the independent directors of Products Corporation, subject to certain exceptions.

The events of default under the 2011 Credit Facilities include customary events of default for such types of agreements. For a description of the events of defaults, see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K. If Products Corporation is in default under the senior secured leverage ratio under the 2011 Term Loan Facility or the consolidated fixed charge coverage ratio under the 2011 Revolving Credit Agreement, Products Corporation may cure such default by issuing certain equity securities to, or receiving capital contributions from, Revlon, Inc. and applying such cash which is deemed to increase EBITDA for the purpose of calculating the applicable ratio. Products Corporation may exercise this cure right two times in any four-quarter period.

Products Corporation was in compliance with all applicable covenants under the 2011 Term Loan Agreement and 2011 Revolving Credit Agreement upon closing the respective 2011 Refinancings and as of December 31, 2011. At December 31, 2011, the aggregate principal amount outstanding under the 2011 Term Loan Facility was $796 million and availability under the $140.0 million 2011 Revolving Credit Facility, based upon the calculated borrowing base less $11.1 million of outstanding undrawn letters of credit and nil then drawn on the 2011 Revolving Credit Facility, was $127.3 million.

For further detail regarding the 2011 Refinancings, see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K.

9¾% Senior Secured Notes due 2015

In November 2009, Products Corporation issued and sold $330.0 million in aggregate principal amount of the 9¾% Senior Secured Notes due November 15, 2015 (the "9¾% Senior Secured Notes") in a private placement which was priced at 98.9% of par, receiving net proceeds (net of original issue discount and underwriters fees) of $319.8 million. Including the amortization of the original issue discount, the effective interest rate on the 9¾% Senior Secured Notes is 10%. Pursuant to a registration rights agreement, in July 2010, Products Corporation completed an offer to exchange the original 9¾% Senior Secured Notes for up to $330 million in aggregate principal amount of its 9¾% Senior Secured Notes due 2015 that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), in which all of the old notes were exchanged for new notes which have substantially identical terms as the old notes, except that the new notes are registered with the SEC under the Securities Act and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

The 9¾% Senior Secured Notes bear interest at an annual rate of 9¾%, which is payable on May 15 and November 15 of each year, requiring bi-annual interest payments of approximately $16.1 million on each interest payment date, based on the $330.0 million aggregate principal face amount of the 9¾% Senior Secured Notes outstanding as of December 31, 2011.

Upon a Change in Control (as defined in the 9¾% Senior Secured Notes Indenture), subject to certain conditions, each holder of the 9¾% Senior Secured Notes will have the right to require Products Corporation to repurchase all or a portion of such holder's 9¾% Senior Secured Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

The 9¾% Senior Secured Notes Indenture contains covenants that, among other things, limit (i) the issuance of additional debt and redeemable stock by Products Corporation; (ii) the incurrence of liens; (iii) the issuance of debt and preferred stock by Products Corporation's subsidiaries; (iv) the payment of dividends on capital stock of Products Corporation and its subsidiaries and the redemption of capital stock of Products Corporation and certain subordinated obligations; (v) the sale of assets and subsidiary stock by Products Corporation; (vi) transactions with affiliates of Products Corporation; (vii) consolidations, mergers and transfers of all or substantially all of Products Corporation's assets; and (viii) certain restrictions on transfers of assets by or distributions from subsidiaries of Products Corporation. All of these limitations and prohibitions, however, are subject to a number of qualifications and exceptions, which are specified in the 9¾% Senior Secured Notes Indenture. Products Corporation was in compliance with all applicable covenants under its 9¾% Senior Secured Notes Indenture as of December 31, 2011.

For further discussion regarding the 9¾% Senior Secured Notes, due November 2015, see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K.

Senior Subordinated Term Loan and Redeemable Preferred Stock

In October 2009, Revlon, Inc. consummated a voluntary exchange offer transaction (the "2009 Exchange Offer'), in which MacAndrews & Forbes contributed to Revlon, Inc. $48.6 million of the $107.0 million aggregate outstanding principal amount of the Senior Subordinated Term Loan (the "Contributed Loan"), representing $5.21 of outstanding principal amount for each of the 9,336,905 shares of Revlon, Inc.'s Class A Common Stock exchanged in the 2009 Exchange Offer, and Revlon, Inc. issued to MacAndrews & Forbes 9,336,905 shares of Class A Common Stock at a ratio of one share of Class A Common Stock for each $5.21 of outstanding principal amount of the Senior Subordinated Term Loan contributed to Revlon. Also upon consummation of the 2009 Exchange Offer, the terms of the Senior Subordinated Term Loan Agreement were amended to extend the maturity date of the Contributed Loan which remains owing from Products Corporation to Revlon, Inc. from August 2010 to October 8, 2013, to change the annual interest rate on the Contributed Loan from 11% to 12.75%, to extend the maturity date of the $58.4 million principal amount of the Senior Subordinated Term Loan which remains owing from Products Corporation to MacAndrews & Forbes (the "Non-Contributed Loan") from August 2010 to October 8, 2014 and to change the annual interest rate on the Non-Contributed Loan from 11% to 12%.

Each share of Preferred Stock issued in the 2009 Exchange Offer has a liquidation preference of $5.21 per share, is entitled to receive a 12.75% annual dividend payable quarterly in cash and is mandatorily redeemable for $5.21 in cash on October 8, 2013. Each share of Preferred Stock entitles its holder to receive cash payments of approximately $7.87 over the four-year term of the Preferred Stock, through the quarterly payment of 12.75% annual cash dividends and a $5.21 per share liquidation preference at maturity (assuming Revlon, Inc. does not engage in one of certain specified change of control transactions), in each case to the extent that Revlon, Inc. has lawfully available funds to effect such payments. Each share of Preferred Stock has the same voting rights as a share of Class A Common Stock, except with respect to certain mergers.

Interest under the Senior Subordinated Term Loan is payable in arrears in cash on January 8, April 8, July 8 and October 8 of each year. Pursuant to the terms of the Senior Subordinated Term Loan, Products Corporation may, at its option, prepay such loan, in whole or in part (together with accrued and unpaid interest), at any time prior to its respective maturity dates without premium or penalty, provided that prior to such loan's respective maturity dates all shares of Revlon, Inc.'s Preferred Stock have been or are being concurrently redeemed and all payments due thereon are paid in full or are concurrently being paid in full.

In connection with the 2009 Exchange Offer, the Preferred Stock was recorded by Revlon, Inc. as a long-term liability at its fair value of $47.9 million. The total amount to be paid by Revlon, Inc. at maturity is $48.6 million, which represents the $5.21 liquidation preference for each of the 9,336,905 shares of Preferred Stock issued in the 2009 Exchange Offer.

For further discussion regarding the Senior Subordinated Term Loan, see Note 9, "Long-Term Debt and Redeemable Preferred Stock," to the Consolidated Financial Statements in this Form 10-K.

Impact of Foreign Currency Translation – Venezuela

For the year ended December 31, 2011 and 2010, Revlon Venezuela had net sales of approximately 2% and 3%, respectively, of the Company's consolidated net sales. At December 31, 2011 and 2010, total assets of Revlon Venezuela were approximately 2% and 3%, respectively, of the Company's total assets.

Highly-Inflationary Economy: Effective January 1, 2010, Venezuela was designated as a highly inflationary economy under U.S. GAAP. As a result, beginning January 1, 2010, the U.S. dollar is the functional currency for Revlon Venezuela. Through December 31, 2009, prior to Venezuela being designated as highly inflationary, currency translation adjustments of Revlon Venezuela's balance sheet were reflected in shareholders' equity as part of Other Comprehensive Income; however, subsequent to January 1, 2010, such adjustments are reflected in earnings.

Currency Devaluation: On January 8, 2010, the Venezuelan government announced the devaluation of its local currency, Venezuelan Bolivars ("Bolivars"), relative to the U.S. dollar and the official exchange rate for non-essential goods changed from 2.15 to 4.30. Throughout 2010, the Company used Venezuela's official rate to translate Revlon Venezuela's financial statements. In 2010, the devaluation had the impact of reducing the Company's reported net sales and operating income by $33.4 million and $8.4 million, respectively. Additionally, to reflect the impact of the currency devaluation, the Company recorded a one-time foreign currency loss of $2.8 million in January 2010 as a result of the required re-measurement of Revlon Venezuela's balance sheet. As Venezuela was designated as a highly inflationary economy effective January 1, 2010, this foreign currency loss was reflected in earnings in the first quarter of 2010.

In December 2010, the Venezuelan government announced a further devaluation of Bolivars relative to the U.S. dollar for essential goods from 2.60 to 4.30, effective December 31, 2010. Given that the Company has immaterial transactions for essential goods, this further devaluation has not had, nor does the Company expect it to have, a material impact on the Company's results of operations or financial condition.

Currency Restrictions: Currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted Revlon Venezuela's ability to obtain U.S. dollars in exchange for Bolivars at the official foreign exchange rates from the Venezuelan government and its foreign exchange commission, the *Comisión de Administracion de Divisas* ("CADIVI"). In May 2010, the Venezuelan government took control over the previously freely-traded foreign currency exchange market and in June 2010, replaced it with a new foreign currency exchange system, the *Sistema de Transacciones en Moneda Extranjera* ("SITME"). SITME provides a mechanism to exchange Bolivars into U.S. dollars. However, U.S. dollars accessed through SITME can only be used for product purchases and related services, such as freight, and are not available for other transactions, such as the payment of dividends. Also, SITME can only be accessed for amounts of up to $50,000 per day, subject to a monthly maximum of $350,000 per legal entity, and is generally only available to the extent the applicant has not exchanged and received U.S. dollars from CADIVI within the previous 90 days. In the second quarter of 2011, the Company began using a SITME rate of 5.5 Bolivars per U.S. dollar to translate Revlon Venezuela's financial statements, as this was the rate at which the Company accessed U.S. dollars in the SITME market during the second quarter of 2011 (the "SITME Rate"). The Company had previously utilized Venezuela's official exchange rate of 4.3 Bolivars per U.S. dollar to translate Revlon Venezuela's financial statements from January 1, 2010 through March 31, 2011. Through December 31, 2011, the Company continued using the SITME Rate to translate Revlon Venezuela's financial statements.

To reflect the impact of the change in exchange rates from Venezuela's official exchange rate to the SITME Rate, the Company recorded a foreign currency loss of $1.7 million in the second quarter of 2011. As Venezuela was designated as a highly inflationary economy effective January 1, 2010, the Company reflected this foreign currency loss in earnings for the year ended December 31, 2011. For the year ended December 31, 2011, the change in the exchange rates in Venezuela unfavorably impacted the Company's consolidated net sales by $4.6 million. The impact on the Company's consolidated operating income for the year ended December 31, 2011 was de minimis.

Sources and Uses

The Company's principal sources of funds are expected to be operating revenues, cash on hand and funds available for borrowing under the 2011 Revolving Credit Facility and other permitted lines of credit. The 2011 Credit Agreements, the 9¾% Senior Secured Notes Indenture and the Senior Subordinated Term Loan Agreement contain certain provisions that by their terms limit Products Corporation and its subsidiaries' ability to, among other things, incur additional debt.

The Company's principal uses of funds are expected to be the payment of operating expenses, including expenses in connection with the continued execution of the Company's business strategy, insurance premiums, purchases of permanent wall displays, capital expenditure requirements, debt service payments and costs, tax payments, pension and post-retirement benefit plan contributions, payments in connection with the Company's restructuring programs, severance not otherwise included in the Company's restructuring programs, debt repurchases and costs related to litigation. The Company's cash contributions to its pension and post-retirement benefit plans in 2011 were $31.5 million. The Company expects cash contributions to its pension and post-retirement benefit plans to be approximately $35 million in the aggregate for 2012. The Company's cash taxes paid in 2011 were $20.5 million. The Company expects to pay cash taxes of approximately $20 million in the aggregate for 2012. The Company's purchases of permanent wall displays and capital expenditures in 2011 were $41.3 million and $13.9 million, respectively. The Company expects purchases of permanent wall displays and capital expenditures in the aggregate for 2012 to be approximately $40 million and $25 million, respectively. The Company has undertaken, and continues to assess, refine and implement, a number of programs to efficiently manage its cash and working capital, including, among other things, programs intended to optimize inventory levels over time; centralized procurement to secure discounts and efficiencies; prudent management of accounts receivable and accounts payable; and controls on general and administrative spending. In the ordinary course of business, the Company's source or use of cash from operating activities may vary on a quarterly basis as a result of a number of factors, including the timing of working capital flows.

Continuing to execute the Company's business strategy could include taking advantage of additional opportunities to reposition, repackage or reformulate one or more brands or product lines, launching additional new products, acquiring businesses or brands, further refining the Company's approach to retail merchandising and/or taking further actions to optimize its manufacturing, sourcing and organizational size and structure. Any of these actions, the intended purpose of which would be to create value through profitable growth, could result in the Company making investments and/or recognizing charges related to executing against such opportunities.

The Company may also, from time to time, seek to retire or purchase its outstanding debt obligations in open market purchases, in privately negotiated transactions or otherwise and may seek to refinance some or all of its indebtedness based upon market conditions. Any retirement or purchase of debt may be funded with operating cash flows of the business or other sources and will depend upon prevailing market conditions, liquidity requirements, contractual restrictions and other factors, and the amounts involved may be material.

The Company expects that operating revenues, cash on hand and funds available for borrowing under the 2011 Revolving Credit Facility and other permitted lines of credit will be sufficient to enable the Company to cover its operating expenses for 2012, including cash requirements in connection with the payment of operating expenses, including expenses in connection with the execution of the Company's business strategy, insurance premiums, purchases of permanent wall displays, capital expenditure requirements, debt service payments and costs, tax payments and pension and post-retirement plan contributions, payments in connection with the Company's restructuring programs, severance not otherwise included in the Company's restructuring programs, debt repurchases and costs related to litigation.

There can be no assurance that available funds will be sufficient to meet the Company's cash requirements on a consolidated basis. If the Company's anticipated level of revenues is not achieved because of, among other things, decreased consumer spending in response to weak economic conditions or weakness in the cosmetics category in the mass retail channel; adverse changes in currency exchange rates and/or currency controls; decreased sales of the Company's products as a result of increased competitive activities by the Company's competitors; changes in consumer purchasing habits, including with respect to shopping channels; retailer inventory management, retailer space reconfigurations or reductions in retailer display space; changes in retailer pricing or promotional strategies; or less than anticipated results from the Company's existing or new products or from its advertising, promotional and/or marketing plans; or if the Company's expenses, including, without limitation, for pension expense under its benefit plans, insurance premiums and costs related to litigation, advertising, promotional and marketing activities or for sales returns related to any reduction of retail space, product discontinuances or otherwise, exceed the anticipated level of expenses, the Company's current sources of funds may be insufficient to meet the Company's cash requirements.

Any such developments, if significant, could reduce the Company's revenues and could adversely affect Products Corporation's ability to comply with certain financial covenants under the 2011 Credit Agreements and in such event, the Company could be required to take measures, including, among other things, reducing discretionary spending. (See Item 1A. "Risk Factors—The Company's ability to service its debt and meet its cash requirements depends on many factors, including achieving anticipated levels of revenue and expenses. If such revenue or expense levels prove to be other than as anticipated, the Company may be unable to meet its cash requirements or Products Corporation may be unable to meet the requirements of the financial covenants under the 2011 Credit Agreements, which could have a material adverse effect on the Company's business, financial condition and/or results of operations" and certain other risk factors discussing certain risks associated with the Company's business and indebtedness).

Revlon, Inc. expects that the payment of the quarterly dividends on its Preferred Stock will be funded by cash interest payments to be received by Revlon, Inc. from Products Corporation on the Contributed Loan (the $48.6 million portion of the Senior Subordinated Term Loan that was contributed to Revlon, Inc. by MacAndrews & Forbes in connection with consummating the 2009 Exchange Offer), subject to Revlon, Inc. having sufficient surplus or net profits in accordance with Delaware law. Additionally, Revlon, Inc. expects to pay the liquidation preference of the Preferred Stock on October 8, 2013 with the cash payment to be received by Revlon, Inc. from Products Corporation in respect of the maturity of the principal amount outstanding under the Contributed Loan, subject to Revlon, Inc. having sufficient surplus in accordance with Delaware law. The payment of such interest and principal under the Contributed Loan to Revlon, Inc. by Products Corporation is permissible under the 2011 Credit Agreements, the Senior Subordinated Term Loan Agreement and the 9¾% Senior Secured Notes Indenture.

In accordance with the terms of the certificate of designation of the Preferred Stock, during 2011, Revlon, Inc. paid to holders of record of the Preferred Stock an aggregate of $6.2 million of regular dividends on the Preferred Stock. In addition, on January 9, 2012, Revlon, Inc. paid to holders of record of the Preferred Stock at the close of business on December 28, 2011 the Regular Dividend in the amount of $0.165569 per share, or approximately $1.5 million in the aggregate, for the period from October 10, 2011 through January 9, 2012.

Products Corporation enters into foreign currency forward exchange contracts and option contracts from time to time to hedge certain net cash flows denominated in currencies other than the local currencies of the Company's foreign and domestic operations. The foreign currency forward exchange contracts are entered into primarily for the purpose of hedging anticipated inventory purchases and certain intercompany payments denominated in currencies other than the local currencies of the Company's foreign and domestic operations and generally have maturities of less than one year. At December 31, 2011, the notional amount of FX Contracts outstanding was $58.4 million. The fair value of FX Contracts outstanding at December 31, 2011 was $(0.6) million.

Disclosures about Contractual Obligations and Commercial Commitments

The following table aggregates all contractual obligations and commercial commitments that affect the Company's financial condition and liquidity position as of December 31, 2011:

	Payments Due by Period (dollars in millions)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**After 5 years**
Long-term debt, including current portion	$1,126.0	$ 8.0	$ 16.0	$ 346.0	$ 756.0
Long-term debt – affiliates [(a)]	58.4	-	58.4	-	-
Redeemable preferred stock [(b)]	48.6	-	48.6	-	-
Interest on long-term debt [(c)]	356.9	79.8	139.3	105.8	32.0
Interest on long-term debt – affiliates [(d)]	21.0	7.0	14.0	-	-
Preferred stock dividend [(e)]	12.4	6.2	6.2	-	-
Capital lease obligations	4.7	1.9	2.6	0.2	-
Operating leases	68.0	16.7	25.6	9.6	16.1
Purchase obligations [(f)]	88.2	86.8	1.4	-	-
Other long-term obligations [(g)]	83.7	59.3	23.4	1.0	-
Total contractual obligations	$1,867.9	$ 265.7	$ 335.5	$ 462.6	$ 804.1

(a) Amount refers to the aggregate principal amount outstanding under the Non-Contributed Loan, after giving effect to the consummation of the 2009 Exchange Offer in October 2009 in which MacAndrews & Forbes contributed to Revlon, Inc. $48.6 million of the $107.0 million aggregate outstanding principal amount of the Senior Subordinated Term Loan made by MacAndrews & Forbes to Products Corporation. Pursuant to the terms of the 2009 Exchange Offer, the maturity date of the Non-Contributed Loan which remains owing from Products Corporation to MacAndrews & Forbes was extended from August 2010 to October 8, 2014.

(b) Reflects the Preferred Stock issued in the 2009 Exchange Offer, which has a liquidation preference of $5.21 per share. Each share of Preferred Stock entitles its holder to receive cash payments of approximately $7.87 over the four-year term of the Preferred Stock, through the quarterly payment of 12.75% annual cash dividends and a $5.21 per share liquidation preference payable at maturity on October 8, 2013 (assuming Revlon, Inc. does not engage in one of certain specified change of control transactions), in each case to the extent that Revlon, Inc. has lawfully available funds to effect such payments. If Revlon, Inc. engages in one of certain specified change of control transactions (not including any transaction with MacAndrews & Forbes) within three years of consummation of the 2009 Exchange Offer, the holders of the Preferred Stock will have the right to receive a special dividend if the per share equity value of the Company in the change of control transaction is higher than the liquidation preference plus paid and accrued and unpaid dividends on the Preferred Stock, capped at an amount that would provide aggregate cash payments of up to $12.00 per share.

(c) Consists of interest primarily on the $796.0 million in aggregate principal amount outstanding under the 2011 Term Loan Facility and on the $330.0 million in aggregate principal amount of the 9¾% Senior Secured Notes through the respective maturity dates based upon assumptions regarding the amount of debt outstanding under the 2011 Term Loan Agreement and interest rates on the Company's debt instruments as of December 31, 2011.

(d) Includes 12% interest on the aggregate principal amount outstanding under the Non-Contributed Loan, which has a maturity date on October 8, 2014.

(e) Reflects the 12.75% annual cash dividend, payable quarterly over the four-year term of the Preferred Stock, subject to Revlon, Inc. having lawfully available funds to effect such payments.

(f) Consists of purchase commitments for finished goods, raw materials, components and services pursuant to enforceable and legally binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

(g) Consists primarily of media and advertising contracts, pension funding obligations (amount due within one year only, as subsequent pension funding obligation amounts cannot be reasonably estimated since the return on pension assets in future periods, as well as future pension assumptions, are not known), software licensing agreements and obligations related to third-party warehousing services. Such amounts exclude employment agreements, severance and other immaterial contractual commitments.

Off-Balance Sheet Transactions

The Company does not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Discussion of Critical Accounting Policies

In the ordinary course of its business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Actual results could differ significantly from those estimates and assumptions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Sales Returns:

The Company allows customers to return their unsold products when they meet certain company-established criteria as outlined in the Company's trade terms. The Company regularly reviews and revises, when deemed necessary, the Company's estimates of sales returns based primarily upon actual returns, planned product discontinuances and promotional sales, which would permit customers to return items based upon the Company's trade terms. The Company records estimated sales returns as a reduction to sales and cost of sales, and an increase in accrued liabilities and inventories.

Returned products, which are recorded as inventories, are valued based upon the amount that the Company expects to realize upon their subsequent disposition. The physical condition and marketability of the returned products are the major factors the Company considers in estimating realizable value. Cost of sales includes the cost of refurbishment of returned products. Actual returns, as well as realized values on returned products, may differ significantly, either favorably or unfavorably, from the Company's estimates if factors such as product discontinuances, customer inventory levels or competitive conditions differ from the Company's estimates and expectations and, in the case of actual returns, if economic conditions differ significantly from the Company's estimates and expectations.

Trade Support Costs:

In order to support the retail trade, the Company has various performance-based arrangements with retailers to reimburse them for all or a portion of their promotional activities related to the Company's products. The Company regularly reviews and revises, when deemed necessary, estimates of costs to the Company for these promotions based on estimates of what has been incurred by the retailers. Actual costs incurred by the Company may differ significantly if factors such as the level and success of the retailers' programs, as well as retailer participation levels, differ from the Company's estimates and expectations.

Inventories:

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. The Company records adjustments to the value of inventory based upon its forecasted plans to sell its inventories, as well as planned discontinuances. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from the amounts that the Company may ultimately realize upon the disposition of inventories if future economic conditions, customer inventory levels, product discontinuances, return levels or competitive conditions differ from the Company's estimates and expectations.

Pension Benefits:

The Company sponsors both funded and unfunded pension and other retirement plans in various forms covering employees who meet the applicable eligibility requirements. The Company uses several statistical and other factors in an attempt to estimate future events in calculating the liability and net periodic benefit cost related to these plans. These factors include assumptions about the discount rate, expected long-term return on plan assets and rate of future compensation increases as determined annually by the Company, within certain guidelines, which assumptions would be subject to revisions if significant events occur during the year. The Company uses December 31st as its measurement date for defined benefit pension plan obligations and assets.

The Company selected a weighted-average discount rate of 4.38% in 2011, representing a decrease from the 5.17% weighted-average discount rate selected in 2010 for the Company's U.S. defined benefit pension plans. The Company selected an average discount rate for the Company's international defined benefit pension plans of 4.77% in 2011, representing a decrease from the 5.32% average discount rate selected in 2010. The discount rates are used to measure the benefit obligations at the measurement date and the net periodic benefit cost for the subsequent calendar year and are reset annually using data available at the measurement date. The changes in the discount rates used for 2011 were primarily due to decreasing long-term interest yields on high-quality corporate bonds during 2011. At December 31, 2011, the decrease in the discount rates from December 31, 2010 had the effect of increasing the Company's projected pension benefit obligation by approximately $60.9 million. For 2012, the Company expects that the aforementioned decrease in the discount rate will have the effect of increasing the net periodic benefit cost for its U.S. and international defined benefit pension plans by approximately $0.5 million, as compared to the net periodic benefit cost for 2011.

Each year during the first quarter, the Company selects an expected long-term rate of return on its pension plan assets. For the Company's U.S. defined benefit pension plans, the expected long-term rate of return on the pension plan assets used was 8.00% and 8.25% for 2011 and 2010, respectively. The average expected long-term rate of return used for the Company's international plans was 6.25% and 6.50% for 2011 and 2010, respectively.

The table below reflects the Company's estimates of the possible effects of changes in the discount rates and expected long-term rates of return on its 2011 net periodic benefit costs and its projected benefit obligation at December 31, 2011 for the Company's principal defined benefit pension plans, with all other assumptions remaining constant:

	Effect of 25 basis points increase		Effect of 25 basis points decrease	
	Net periodic benefit costs	**Projected pension benefit obligation**	**Net periodic benefit costs**	**Projected pension benefit obligation**
Discount rate	$ (0.2)	$ (19.3)	$ 0.2	$ 19.9
Expected long-term rate of return	(1.1)	-	1.1	-

The rate of future compensation increases is another assumption used by the Company's third party actuarial consultants for pension accounting. The rate of future compensation increases used in both 2011 and 2010 was 3.5% for the U.S. defined benefit pension plans, excluding the Revlon Employees' Retirement Plan and the Revlon Pension Equalization Plan, as the rate of future compensation increases is no longer relevant to such plans due to the plan amendments made in May 2009.

In addition, the Company's actuarial consultants also use other factors such as withdrawal and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other things. Differences from these assumptions could significantly impact the actual amount of net periodic benefit cost and liability recorded by the Company.

Goodwill:

Goodwill, net totaled $194.7 million and $182.7 million as of December 31, 2011 and 2010, respectively. The Company operates in one reportable segment, which is also the only reporting unit for purposes of accounting for goodwill. Since the Company currently only has one reporting unit, all of its goodwill has been assigned to the enterprise as a whole. The determination of the value of goodwill requires management to make estimates and assumptions. Goodwill is reviewed for impairment annually, using September 30th carrying values. As the Company has a negative carrying value, managment performed an assessment of qualitative factors and concluded that it is more likely than not that a goodwill impairment does not exist. The Company did not record any impairment of goodwill during the years ended December 31, 2011, 2010 or 2009. In addition, the Company assesses potential impairments to goodwill when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recovered. As of December 31, 2011, there have been no significant events since the timing of the Company's annual impairment test that would have triggered additional impairment testing.

Income Taxes:

The Company records income taxes based on amounts payable with respect to the current year and includes the effect of deferred taxes. The effective tax rate reflects statutory tax rates, tax-planning opportunities available in various jurisdictions in which the Company operates, and the Company's estimate of the ultimate outcome of various tax audits and issues. Determining the Company's effective tax rate and evaluating tax positions requires significant judgment.

The Company recognizes deferred tax assets and liabilities for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which management expects that the Company will recover or settle those differences. The Company has established valuation allowances for deferred tax assets when management has determined that it is not more likely than not that the Company will realize a tax benefit. In 2010, the Company recognized a non-cash benefit of $260.6 million related to a reduction of the Company's deferred tax valuation allowance on its net deferred tax assets in the U.S. at December 31, 2010. In addition, in 2011, the Company recognized a non-cash benefit of $16.9 million related to a reduction of the Company's deferred tax valuation allowance on its net deferred tax assets in certain jurisdictions outside the U.S. at December 31, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Provision for (benefit from) income taxes," for further discussion.

The Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination, based on the merits of such position.

Recently Adopted Accounting Pronouncements:

In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts", which amends Accounting Standards Codification ("ASC") Topic 350, "Intangibles - Goodwill and Other" ("ASU 2010-28"). ASU 2010-28 amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For such reporting units, Step 2 of the goodwill impairment test is required if qualitative factors exist that indicate it is more likely than not that a goodwill impairment exists. The provisions of ASU 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. In September 2011, the FASB issued ASU No. 2011-08, "Intangibles-Goodwill and Other: Testing Goodwill for Impairment", which amends the qualitative factor examples in ASC 350 and permits an entity to elect the option to assess qualitative factors to determine whether it is necessary to perform the first step in the two-step impairment testing process. ASU No. 2011-08 is effective for annual reporting periods beginning after December 15, 2011, with early adoption permitted. The Company adopted the provisions of ASU 2010-28 and ASU No. 2011-08 in 2011 and such adoption did not have a material impact on the Company's results of operations, financial condition or its disclosures.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards" ("IFRS"), which amends ASC 820, "Fair Value Measurement". ASU No. 2011-04 modifies ASC 820 to include disclosure of all transfers between Level 1 and Level 2 asset and liability fair value categories. In addition, ASU No. 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU No. 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU No. 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company does not expect such adoption will have a material impact on its results of operations, financial condition or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income". ASU No. 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Under ASU No. 2011-05, an entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. ASU No. 2011-05 is effective for publicly traded companies as of the beginning of a fiscal year that begins after December 15, 2011 and interim and annual periods thereafter. Early adoption of ASU No. 2011-05 is permitted, but full retrospective application is required. As the Company reports comprehensive income within its Statement of Stockholders' Deficiency and Comprehensive Income, the adoption of ASU No. 2011-05 will impact the presentation of the Company's consolidated financial statements beginning in the first quarter of 2012.

Inflation

The Company's costs are affected by inflation and the effects of inflation may be experienced by the Company in future periods. Management believes, however, that such effects have not been material to the Company during the past three years in the U.S. and in foreign non-hyperinflationary countries. The Company operates in certain countries around the world, such as Argentina and Venezuela, which have in the past experienced hyperinflation. In hyperinflationary foreign countries, the Company attempts to mitigate the effects of inflation by increasing prices in line with inflation, where possible, and efficiently managing its costs and working capital levels.

Effective January 1, 2010, the Company determined that the Venezuelan economy should be considered a highly inflationary economy under U.S. GAAP based upon a blended inflation index of the Venezuelan National Consumer Price Index ("NCPI") and the Venezuelan Consumer Price Index ("CPI"). (See "Financial Condition, Liquidity and Capital Resources – Impact of Foreign Currency Translation - Venezuela" for details regarding the designation of Venezuela as a highly inflationary economy effective January 1, 2010 and the Venezuelan government's announcement of the devaluation of its local currency on January 8, 2010).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

The Company has exposure to changing interest rates primarily under the 2011 Term Loan Facility and 2011 Revolving Credit Facility. The Company manages interest rate risk through the use of a combination of fixed and floating rate debt. The Company from time to time makes use of derivative financial instruments to adjust its fixed and floating rate ratio.

The table below provides information about the Company's indebtedness that is sensitive to changes in interest rates. The table presents cash flows with respect to principal on indebtedness and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the U.S. Dollar LIBOR yield curve at December 31, 2011. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency.

Debt	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value December 31, 2011
	Expected maturity date for the year ended December 31, (dollars in millions, except for rate information)							
Short-term variable rate (various currencies)	$ 5.9						$ 5.9	$ 5.9
Average interest rate [a]	6.6%							
Long-term fixed rate – third party ($US)		$ 48.6 [b]		$ 330.0			378.6	400.4
Average interest rate[a]		12.75%		9.75%				
Long-term fixed rate – affiliates ($US)			$58.4 [c]				58.4	56.1
Average interest rate[a]			12.0%					
Long-term variable rate – third party ($US)	8.0	8.0	8.0	8.0	$8.0	$ 756.0	796.0	784.1
Average interest rate [a][d]	4.8%	4.8%	4.8%	4.8%	4.9%	5.2%		
Total debt	$ 13.9	$ 56.6	$66.4	$ 338.0	$8.0	$ 756.0	$1,238.9	$ 1,246.5

(a) Weighted average variable rates are based upon implied forward rates from the U.S. dollar LIBOR yield curves at December 31, 2011.

(b) Represents the $48.6 million to be paid by Revlon, Inc. at maturity for the Preferred Stock issued in the 2009 Exchange Offer (i.e., the earlier of (i) October 8, 2013 and (ii) the consummation of certain change of control transactions), subject to Revlon, Inc. having sufficient surplus in accordance with Delaware law to effect such payments. Annual cash dividends of 12.75% on the Preferred Stock are payable quarterly over the four-year term of the Preferred Stock, subject to Revlon, Inc. having sufficient surplus or net profits in accordance with Delaware law to effect such payments.

(c) Represents the $58.4 million aggregate principal amount outstanding of the Non-Contributed Loan (the $58.4 million portion of the Senior Subordinated Term Loan that remains owing from Products Corporation to MacAndrews & Forbes) as of December 31, 2011, which loan matures on October 8, 2014 and bears interest at an annual rate of 12%, which is payable in arrears in cash on January 8, April 8, July 8, and October 8 of each year.

(d) The 2011 Term Loan Facility bears interest at the Eurodollar Rate (as defined in the 2011 Term Loan Agreement) plus 3.50% per annum (with the Eurodollar Rate not to be less than 1.25% per annum).

Exchange Rate Sensitivity

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. In addition, a portion of the Company's borrowings are denominated in foreign currencies, which are also subject to market risk associated with exchange rate movement. The Company from time to time hedges major foreign currency cash exposures through foreign exchange forward and option contracts. Products Corporation enters into these contracts with major financial institutions in an attempt to minimize counterparty risk. These contracts generally have a duration of less than twelve months and are primarily against the U.S. dollar. In addition, Products Corporation enters into foreign currency swaps to hedge intercompany financing transactions. The Company does not hold or issue financial instruments for trading purposes.

Forward Contracts	Average Contractual Rate $/FC	Original US Dollar Notional Amount	Contract Value December 31, 2011	Fair Value December 31, 2011
Sell Canadian Dollars/Buy USD	0.9673	$ 21.0	$ 20.8	$ (0.2)
Sell Australian Dollars/Buy USD	0.9730	16.8	16.3	(0.5)
Sell British Pounds/Buy USD	1.5583	9.2	9.2	-
Sell South African Rand/Buy USD	0.1224	6.3	6.4	0.1
Buy Australian Dollars/Sell New Zealand Dollars	1.3008	4.8	4.8	-
Sell New Zealand Dollars/Buy USD	0.7580	0.3	0.3	-
Total forward contracts		$ 58.4	$ 57.8	$ (0.6)

Item 8. Financial Statements and Supplementary Data

Reference is made to the Index on page F-1 of the Company's Consolidated Financial Statements and the Notes thereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of its financial statements in accordance with generally accepted accounting principles, and that its receipts and expenditures are being made only in accordance with authorizations of its management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

Internal control over financial reporting may not prevent or detect misstatements due to its inherent limitations. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 and in making this assessment used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Revlon, Inc.'s management determined that as of December 31, 2011, the Company's internal control over financial reporting was effective.

KPMG LLP, the Company's independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K for the period ended December 31, 2011, has issued a report on the Company's internal control over financial reporting. This report appears on page F-3.

(c) Changes in Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Forward Looking Statements

This Annual Report on Form 10-K for the year ended December 31, 2011, as well as other public documents and statements of the Company, contain forward-looking statements that involve risks and uncertainties, which are based on the beliefs, expectations, estimates, projections, assumptions, forecasts, plans, anticipations, targets, outlooks, initiatives, visions, objectives, strategies, opportunities, drivers, focus and intents of the Company's management. While the Company believes that its estimates and assumptions are reasonable, the Company cautions that it is very difficult to predict the impact of known factors, and, of course, it is impossible for the Company to anticipate all factors that could affect its results. The Company's actual results may differ materially from those discussed in such forward-looking statements. Such statements include, without limitation, the Company's expectations and estimates (whether qualitative or quantitative) as to:

(i) the Company's future financial performance;

(ii) the effect on sales of decreased consumer spending in response to weak economic conditions or weakness in the cosmetics category in the mass retail channel; adverse changes in currency exchange rates and/or currency controls; decreased sales of the Company's products as a result of increased competitive activities by the Company's competitors, changes in consumer purchasing habits, including with respect to shopping channels; retailer inventory management; retailer space reconfigurations or reductions in retailer display space; changes in retailer pricing or promotional strategies; less than anticipated results from the Company's existing or new products or from its advertising, promotional and/or marketing plans; or if the Company's expenses, including, without limitation, for pension expense under its benefit plans, insurance premiums and costs related to litigation, advertising, promotional and marketing activities or for sales returns related to any reduction of retail space, product discontinuances or otherwise, exceed the anticipated level of expenses;

(iii) the Company's belief that the continued execution of its business strategy could include taking advantage of additional opportunities to reposition, repackage or reformulate one or more brands or product lines, launching additional new products, acquiring businesses or brands, further refining its approach to retail merchandising and/or taking further actions to optimize its manufacturing, sourcing and organizational size and structure, any of which, the intended purpose of which would be to create value through profitable growth, could result in the Company making investments and/or recognizing charges related to executing against such opportunities;

(iv) the Company's expectations regarding its strategic goal to profitably grow its business and as to the business strategies employed to achieve this goal, which are: (a) continuing to build its strong brands by focusing on innovative, high-quality, consumer-preferred brand offering; effective consumer brand communication; appropriate levels of advertising and promotion; and superb execution with its retail partners; (b) continuing to develop its organizational capability through attracting, retaining and rewarding highly capable people and through performance management, development planning, succession planning and training; (c) continuing to drive common global processes which are designed to provide the most efficient and effective allocation of its resources; (d) continuing to focus on increasing its operating profit and cash flow; and (e) continuing to improve its capital structure by focusing on strengthening its balance sheet and reducing debt;

(v) restructuring activities, restructuring costs and charges, the timing of restructuring payments and the benefits from such activities;

(vi) the Company's expectation that operating revenues, cash on hand and funds available for borrowing under Products Corporation's 2011 Revolving Credit Facility and other permitted lines of credit will be sufficient to enable the Company to cover its operating expenses for 2012, including the cash requirements referred to in item (viii) below;

(vii) the Company's expected principal sources of funds, including operating revenues, cash on hand and funds available for borrowing under Products Corporation's 2011 Revolving Credit Facility and other permitted lines of credit, as well as the availability of funds from delaying the implementation of or revising certain aspects of the Company's business strategy; reducing or delaying purchases of wall displays or advertising, promotional or marketing expenses; reducing or delaying capital spending; implementing new restructuring programs; refinancing Products Corporation's indebtedness; selling assets or operations; capital contributions and/or loans from MacAndrews & Forbes, the Company's other affiliates and/or third parties; the sale of additional equity securities of Revlon, Inc. or additional debt securities of Revlon, Inc. or Products Corporation; and/or reducing other discretionary spending;

(viii) the Company's expected principal uses of funds, including amounts required for the payment of operating expenses, including expenses in connection with the continued execution of the Company's business strategy, insurance premiums, payments in connection with the Company's purchases of permanent wall displays, capital expenditure requirements, debt service payments and costs, tax payments, pension and post-retirement benefit plan contributions, restructuring programs, severance not otherwise included in the Company's restructuring programs, debt repurchases (including without limitation, that the Company may also, from time to time, seek to retire or purchase its outstanding debt obligations in open market purchases, in privately negotiated transactions or otherwise and may seek to refinance some or all of its indebtedness based upon market conditions) and costs related to litigation; and its estimates of the amount and timing of its operating expenses, insurance premiums, debt service payments (including payments required under Products Corporation's debt instruments), cash contributions to the Company's pension plans and its other post-retirement benefit plans, net periodic benefit costs for the pension and other post-retirement benefit plans, cash tax payments, purchases of permanent wall displays, capital expenditures, restructuring costs and payments, severance costs and payments, debt repurchases and costs related to litigation;

(ix) matters concerning the Company's market-risk sensitive instruments, as well as the Company's expectations as to the counterparty's performance, including that any loss arising from the non-performance by the counterparty would not be material;

(x) the Company's plan to efficiently manage its cash and working capital, including, among other things, programs intended to optimize inventory levels over time; centralized procurement to secure discounts and efficiencies; prudent management of accounts receivable and accounts payable; and controls on general and administrative spending; and the Company's belief that in the ordinary course of business, its source or use of cash from operating activities may vary on a quarterly basis as a result of a number of factors, including the timing of working capital flows;

(xi) the Company's expectations regarding its future net periodic benefit cost for its U.S. and international defined benefit plans;

(xii) the Company's expectation that the payment of the quarterly dividends on the Preferred Stock will be funded by cash interest payments to be received by Revlon, Inc. from Products Corporation on the Contributed Loan (the $48.6 million portion of the Senior Subordinated Term Loan that was contributed to Revlon, Inc. by MacAndrews & Forbes in connection with consummating the 2009 Exchange Offer), subject to Revlon, Inc. having sufficient surplus or net profits in accordance with Delaware law, and its expectation of paying the liquidation preference of the Preferred Stock on October 8, 2013 with the cash payment to be received by Revlon, Inc. from Products Corporation in respect of the maturity of the principal amount outstanding under the Contributed Loan, subject to Revlon, Inc. having sufficient surplus in accordance with Delaware law;

(xiii) the Company's expectations as to the future impact of the further devaluation of Bolivars, including, without limitation, that given that the Company has immaterial transactions for essential goods, the Company's expectations that it will not have a material impact on the Company's results of operations or financial condition;

(xiv) the Company's belief that it maintains comprehensive property insurance, as well as business interruption insurance; and the Company's belief that the business interruption losses incurred in 2011 are not indicative of future business interruption losses for insurance purposes or future expected profits for Revlon Venezuela;

(xv) the Company's plans to continue to assess the potential impact of the March 2011 disaster in Japan and its aftermath on the Company's global supply chain;

(xvi) the Company's expectation and belief that (a) as a result of its improved earnings trends and the Company's tax position, and based upon the Company's current projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at December 31, 2011 in certain jurisdictions outside the U.S., and (b) the increase in the effective tax rate will not affect the Company's cash taxes paid in 2012 and thereafter until the Company has fully used its tax loss carryforwards and other tax attributes in the U.S.;

(xvii) the Company's belief that while the outcome of all pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the Company's business, financial condition and/or its results of operations, in light of the uncertainties involved in legal proceedings generally, the ultimate outcome of a particular matter could be material to the Company's operating results for a particular period depending on, among other things, the size of the loss or the nature of the liability imposed and the level of the Company's income for that particular period; and

(xviii) the Company's belief that the allegations contained in the amended Sullivan complaint, the amended complaint in the Consolidated Action, the amended Garofalo complaint and the Smutek complaint are without merit and intends to vigorously defend against them, that it has substantial factual and legal defenses to the claims at issue and that it would prevail at trial.

Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language such as "estimates," "objectives," "visions," "projects," "forecasts," "focus," "drive towards," "plans," "targets," "strategies," "opportunities," "assumptions," "drivers," "believes," "intends," "outlooks," "initiatives," "expects," "scheduled to," "anticipates," "seeks," "may," "will" or "should" or the negative of those terms, or other variations of those terms or comparable language, or by discussions of strategies, targets, long-range plans, models or intentions. Forward-looking statements speak only as of the date they are made, and except for the Company's ongoing obligations under the U.S. federal securities laws, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are advised, however, to consult any additional disclosures the Company made or may make in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC in 2012 and 2011 (which, among other places, can be found on the SEC's website at http://www.sec.gov, as well as on the Company's corporate website at www.revloninc.com). Except as expressly set forth in this Form 10-K, the information available from time to time on such websites shall not be deemed incorporated by reference into this Annual Report on Form 10-K. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. In addition to factors that may be described in the Company's filings with the SEC, including this filing, the following factors, among others, could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by the Company:

(i) unanticipated circumstances or results affecting the Company's financial performance, including decreased consumer spending in response to weak economic conditions or weakness in the cosmetics category in the mass retail channel; changes in consumer preferences, such as reduced consumer demand for the Company's color cosmetics and other current products, including new product launches; changes in consumer purchasing habits, including with respect to shopping channels; lower than expected retail customer acceptance or consumer acceptance of, or less than anticipated results from, the Company's existing or new products; higher than expected pension expense and/or cash contributions under its benefit plans, insurance premiums and costs related to litigation, advertising, promotional and/or marketing expenses or lower than expected results from the Company's advertising, promotional and/or marketing plans; higher than expected sales returns or decreased sales of the Company's existing or new products; actions by the Company's customers, such as retailer inventory management and greater than anticipated retailer space reconfigurations or reductions in retail space and/or product discontinuances or a greater than expected impact from retailer pricing or promotional strategies; and changes in the competitive environment and actions by the Company's competitors, including business combinations, technological breakthroughs, new products offerings, increased advertising, promotional and marketing spending and advertising, promotional and/or marketing successes by competitors, including increases in share in the mass retail channel;

(ii) in addition to the items discussed in (i) above, the effects of and changes in economic conditions (such as continued volatility in the financial markets, inflation, monetary conditions and foreign currency fluctuations and currency controls, as well as in trade, monetary, fiscal and tax policies in international markets) and political conditions (such as military actions and terrorist activities);

(iii) unanticipated costs or difficulties or delays in completing projects associated with the continued execution of the Company's business strategy or lower than expected revenues or the inability to create value through profitable growth as a result of such strategy, including lower than expected sales, or higher than expected costs, including as may arise from any additional repositioning, repackaging or reformulating of one or more brands or product lines, launching of new product lines, including difficulties or delays, or higher than expected expenses, including for sales returns, in launching its new products, acquiring businesses or brands, further refining its approach to retail merchandising, and/or difficulties, delays or increased costs in connection with taking further actions to optimize the Company's manufacturing, sourcing, supply chain or organizational size and structure;

(iv) difficulties, delays or unanticipated costs in achieving the Company's strategic goal to profitably grow its business and as to the business strategies employed to achieve this goal, such as (a) difficulties, delays or the Company's inability to build its strong brands, such as due to less than effective product development, less than expected acceptance of its new or existing products by consumers and/or retail customers, less than expected acceptance of its advertising, promotional and/or marketing plans by its consumers and/or retail customers, less than expected investment in advertising, promotional and/or marketing activities or greater than expected competitive investment, less than expected acceptance of its brand communication by consumers and/or retail partners, less than expected levels of advertising, promotional and/or marketing activities for its new product launches and/or less than expected levels of execution with its retail partners or higher than expected costs and expenses; (b) difficulties, delays or the inability to develop its organizational capability; (c) difficulties, delays or unanticipated costs in connection with its plans to drive the Company to act globally, such as due to higher than anticipated levels of investment required to support and build its brands globally or less than anticipated results from its national and multi-national brands; (d) difficulties, delays or unanticipated costs in connection with its plans to improve its operating profit and cash flow, such as difficulties, delays or the inability to take actions intended to improve results in sales returns, cost of goods sold, general and administrative expenses, working capital management and/or sales growth; and/or (e) difficulties, delays or unanticipated costs in consummating, or its inability to consummate, transactions to improve its capital structure, strengthen its balance sheet and/or reduce debt, including higher than expected costs (including interest rates);

(v) difficulties, delays or unanticipated costs or less than expected savings and other benefits resulting from the Company's restructuring activities;

(vi) lower than expected operating revenues, cash on hand and/or funds available under the 2011 Revolving Credit Facility and/or other permitted lines of credit or higher than anticipated operating expenses, such as referred to in clause (viii) below;

(vii) the unavailability of funds under Products Corporation's 2011 Revolving Credit Facility or other permitted lines of credit, or from delaying the implementation of or revising certain aspects of the Company's business strategy; reducing or delaying purchases of wall displays or advertising, promotional, or marketing expenses; reducing or delaying capital spending; implementing new or revising existing restructuring programs; refinancing indebtedness; selling assets or operations; or from capital contributions and/or loans from MacAndrews & Forbes, the Company's other affiliates and/or third parties; the sale of additional equity of Revlon, Inc. or debt securities of Revlon, Inc. or Products Corporation; and/or reducing other discretionary spending;

(viii) higher than expected operating expenses, insurance premiums, sales returns, working capital expenses, permanent wall display costs, capital expenditures, debt service payments, tax payments, cash pension plan contributions; post-retirement benefit plan contributions; and/or net periodic benefit costs for the pension and other post-retirement benefit plans, restructuring costs, severance not otherwise included in the Company's restructuring programs, debt repurchases and/or costs related to litigation;

(ix) interest rate or foreign exchange rate changes affecting the Company and its market-risk sensitive financial instruments and/or difficulties, delays or the inability of the counterparty to perform such transactions;

(x) difficulties, delays or the inability of the Company to efficiently manage its cash and working capital;

(xi) lower than expected returns on pension plan assets and/or lower discount rates, which could result in higher than expected cash contributions and/or net periodic benefit costs;

(xii) difficulties, delays or the inability of the Company to pay the quarterly dividends or the liquidation preference on the Preferred Stock, such as due to the unavailability of funds from Products Corporation related to its payments to Revlon, Inc. under the Contributed Loan or the unavailability of sufficient surplus or net profits to make such dividend payments in accordance with Delaware law or the unavailability of sufficient surplus to make such liquidation preference payments in accordance with Delaware law;

(xiii) unexpected consequences related to the future impact of the further devaluation of Bolivars;

(xiv) less than expected insurance proceeds related to the fire at Revlon Venezuela's facility, and/or greater than expected lost net sales and/or profts lost as a result of the business interruption;

(xv) difficulties, delays, unanticipated costs or the Company's inability to mitigate the impact of the March 2011 disaster in Japan and its aftermath on the Company's global supply chain;

(xvi) unexpected significant variances in the Company's cash taxes paid, tax provision and effective tax rate and/or changes in the Company's earnings trends, tax position or future taxable income that may impact the amount or timing of the Company's realization of the benefits of the net deferred tax assets in certain jurisdictions outside of the U.S.;

(xvii) unexpected effects on the Company's business, financial condition and/or its results of operations as a result of legal proceedings; and

(xviii) unanticipated consequences arising from the amended Sullivan complaint, the amended complaint in the Consolidated Action, the amended Garofalo complaint and/or the Smutek complaint and/or unexpected adverse developments at trial.

Factors other than those listed above could also cause the Company's results to differ materially from expected results. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

A list of Revlon, Inc.'s executive directors and officers and biographical information and other information about them may be found under the caption "Proposal No. 1 - Election of Directors" and "Executive Officers," respectively, of Revlon, Inc.'s Proxy Statement for the 2012 Annual Stockholders Meeting (the "2012 Proxy Statement"), which sections are incorporated by reference herein.

The information set forth under the caption "Code of Business Conduct and Senior Financial Officer Code of Ethics" in the 2012 Proxy Statement is also incorporated herein by reference.

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2012 Proxy Statement is also incorporated herein by reference.

The information set forth under the captions "Compensation Discussion and Analysis", "Executive Compensation", "Summary Compensation Table", "Grants of Plan-Based Awards, "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Pension Benefits", "Non-Qualified Deferred Compensation" and "Director Compensation" in the 2012 Proxy Statement is also incorporated herein by reference.

Information regarding the Company's director nomination process, audit committee and audit committee financial expert matters may be found in the 2012 Proxy Statement under the captions "Corporate Governance-Board of Directors and its Committees–Nominating and Corporate Governance Committee-Director Nominating Processes; Diversity" and "Corporate Governance-Board of Directors and its Committees–Audit Committee-Composition of the Audit Committee", respectively. That information is incorporated herein by reference.

Item 11. Executive Compensation

The information set forth under the captions "Compensation Discussion and Analysis", "Executive Compensation", "Summary Compensation Table", "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Pension Benefits", "Non-Qualified Deferred Compensation" and "Director Compensation" in the 2012 Proxy Statement is incorporated herein by reference. The information set forth under the caption "Corporate Governance-Board of Directors and its Committees–Compensation Committee—Composition of the Compensation Committee" and "–Compensation Committee Report" in the 2012 Proxy Statement is also incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2012 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the captions "Certain Relationships and Related Transactions" and "Corporate Governance—Board of Directors and its Committees–Controlled Company Exemption" and "Corporate Governance-Board of Directors and its Committees–Audit Committee-Composition of the Audit Committee", respectively, in the 2012 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information concerning principal accountant fees and services set forth under the caption "Audit Fees" in the 2012 Proxy Statement is incorporated herein by reference.

Website Availability of Reports and Other Corporate Governance Information

The Company maintains a comprehensive corporate governance program, including Corporate Governance Guidelines for Revlon, Inc.'s Board of Directors, Revlon, Inc.'s Board Guidelines for Assessing Director

Independence and charters for Revlon, Inc.'s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. Revlon, Inc. maintains a corporate investor relations website, www.revloninc.com, where stockholders and other interested persons may review, without charge, among other things, Revlon, Inc.'s corporate governance materials and certain SEC filings (such as Revlon, Inc.'s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, annual reports, Section 16 reports reflecting certain changes in the stock ownership of Revlon, Inc.'s directors and Section 16 officers, and certain other documents filed with the SEC), each of which are generally available on the same business day as the filing date with the SEC on the SEC's website http://www.sec.gov, as well as on the Company's website http://www.revloninc.com. In addition, under the section of the website entitled, "Corporate Governance," Revlon, Inc. posts printable copies of the latest versions of its Corporate Governance Guidelines, Board Guidelines for Assessing Director Independence, charters for Revlon, Inc.'s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, as well as Revlon, Inc.'s Code of Business Conduct (which includes Revlon, Inc.'s Code of Ethics for Senior Financial Officers) and the Audit Committee Pre-Approval Policy. If the Company changes the Code of Ethics for Senior Financial Officers in any material respect or waives any provision of the Code of Business Conduct for its executive officers or Directors, including any waivers of the Code of Ethics for Senior Financial Officers for any of its Senior Financial Officers, the Company expects to provide the public with notice of any such changes or waivers by publishing an appropriate description of such event on its corporate website, www.revloninc.com, or by other appropriate means as required or permitted under applicable rules of the SEC. The Company does not currently expect to make any such waivers. The business and financial materials and any other statement or disclosure on, or made available through, the websites referenced herein shall not be deemed incorporated by reference into this report.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements and Independent Auditors' Report included herein: See Index on page F-1.

(2) Financial Statement Schedule: See Index on page F-1.

All other schedules are omitted as they are inapplicable or the required information is furnished in the Company's Consolidated Financial Statements or the Notes thereto.

(3) List of Exhibits:

3. ***Certificate of Incorporation and By-laws.***

3.1 Restated Certificate of Incorporation of Revlon, Inc., dated October 29, 2009 (incorporated by reference to Exhibit 3.1 to Revlon, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the SEC on October 29, 2009).

3.2 Amended and Restated By-Laws of Revlon, Inc., dated as of May 1, 2009 (incorporated by reference to Exhibit 3.1 of Revlon, Inc.'s Current Report on Form 8-K filed with the SEC on April 29, 2009).

3.3 Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Exhibit (d)(9) to Amendment No. 8 of Revlon, Inc.'s Schedule TO/Schedule 13E-3 filed with the SEC on October 8, 2009).

4. ***Instruments Defining the Rights of Security Holders, Including Indentures.***

4.1 Third Amended and Restated Term Loan Agreement dated as of May 19, 2011 (the "2011 Term Loan Agreement"), among Products Corporation, as borrower, the lenders party thereto, Citigroup Global Markets Inc. ("CGMI"), J.P. Morgan Securities LLC ("JPM Securities"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse Securities (USA) LLC ("Credit Suisse") and Wells Fargo Securities, LLC ("WFS"), as the joint lead arrangers; CGMI, JPM Securities, Merrill Lynch, Credit Suisse, WFS and Natixis, New York Branch ("Natixis"), as joint bookrunners; JPMorgan Chase Bank, N.A. and Bank of America, N.A., as co-syndication agents; Credit Suisse, Wells Fargo Bank, N.A. and Natixis, as co-documentation agents; and Citicorp USA, Inc. ("CUSA"), as administrative agent and collateral agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Products Corporation filed with the SEC on May 20, 2011 (the "Products Corporation May 20, 2011 Form 8-K")).

4.2 Third Amended and Restated Revolving Credit Agreement, dated as of June 16, 2011 (the "2011 Revolving Credit Agreement"), among Products Corporation and certain of its foreign subsidiaries, as borrowers, and CGMI and Wells Fargo Capital Finance, LLC ("WFCF"), as the joint lead arrangers; CGMI, WFCF, Merrill Lynch, JPM Securities and Credit Suisse, as joint bookrunners; and CUSA, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Products Corporation filed with the SEC on June 17, 2011 (the "Products Corporation June 17, 2011 Form 8-K")).

4.3 Third Amended and Restated Pledge and Security Agreement dated as of March 11, 2010 among Revlon, Inc., Products Corporation and certain domestic subsidiaries of Products Corporation in favor of CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Products Corporation filed with the SEC on March 16, 2010 (the "Products Corporation March 16, 2010 Form 8-K")).

4.4	Third Amended and Restated Intercreditor and Collateral Agency Agreement, dated as of March 11, 2010, among CUSA, as administrative agent for certain bank lenders, U.S. Bank National Association, as trustee for certain noteholders, CUSA, as collateral agent for the secured parties, Revlon, Inc., Products Corporation and certain domestic subsidiaries of Products Corporation (incorporated by reference to Exhibit 4.4 to the Products Corporation March 16, 2010 Form 8-K).
4.5	Amended and Restated Guaranty, dated as of March 11, 2010, by and among Revlon, Inc., Products Corporation and certain domestic subsidiaries of Products Corporation, in favor of CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.5 to the Products Corporation March 16, 2010 Form 8-K).
4.6	Form of Revolving Credit Note under the 2011 Revolving Credit Agreement (incorporated by reference to Exhibit 4.3 to the Products Corporation June 17, 2011 Form 8-K).
4.7	Third Amended and Restated Copyright Security Agreement, dated as of March 11, 2010, among Products Corporation and CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.8 to the Products Corporation March 16, 2010 Form 8-K).
4.8	Third Amended and Restated Copyright Security Agreement, dated as of March 11, 2010, among Almay, Inc. and CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.9 to the Products Corporation March 16, 2010 Form 8-K).
4.9	Third Amended and Restated Patent Security Agreement, dated as of March 11, 2010, among Products Corporation and CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.10 to the Products Corporation March 16, 2010 Form 8-K).
4.10	Third Amended and Restated Trademark Security Agreement, dated as of March 11, 2010, among Products Corporation and CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.11 to the Products Corporation March 16, 2010 Form 8-K).
4.11	Third Amended and Restated Trademark Security Agreement, dated as of March 11, 2010, among Charles Revson Inc. and CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.12 to the Products Corporation March 16, 2010 Form 8-K).
4.12	Form of Term Loan Note under the 2011 Term Loan Agreement (incorporated by reference to Exhibit 4.4 to the Products Corporation May 20, 2011 Form 8-K).
4.13	Amended and Restated Term Loan Guaranty, dated as of March 11, 2010, by Revlon, Inc., Products Corporation and certain domestic subsidiaries of Products Corporation in favor of CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.14 to the Products Corporation March 16, 2010 Form 8-K).
4.14	Reaffirmation Agreement, dated as of June 16, 2011 made by Revlon, Inc., Products Corporation and certain of its domestic subsidiaries and acknowledged by CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.2 to the Products Corporation June 17, 2011 Form 8-K).
4.15	Reaffirmation Agreement, dated as of May 19, 2011 made by Revlon, Inc., Products Corporation and certain of its domestic subsidiaries and acknowledged by CUSA, as collateral agent for the secured parties (incorporated by reference to Exhibit 4.2 to the Products Corporation May 20, 2011 Form 8-K).
4.16	Master Assignment and Acceptance, dated as of May 19, 2011 among certain lenders and Citibank, N.A. (incorporated by reference to Exhibit 4.3 to the Products Corporation May 20, 2011 Form 8-K).

4.17 Indenture, dated as of November 23, 2009, between Products Corporation and U.S. Bank National Association, as trustee, relating to Products Corporation's 9¾% Senior Secured Notes due November 15, 2015 (incorporated by reference to Exhibit 4.22 to Products Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 25, 2010).

10. ***Material Contracts.***

10.1 Tax Sharing Agreement, dated as of June 24, 1992, among MacAndrews & Forbes Holdings, Revlon, Inc., Products Corporation and certain subsidiaries of Products Corporation, as amended and restated as of January 1, 2001 (incorporated by reference to Exhibit 10.2 to Products Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on February 25, 2002).

10.2 Tax Sharing Agreement, dated as of March 26, 2004, by and among Revlon, Inc., Products Corporation and certain subsidiaries of Products Corporation (incorporated by reference to Exhibit 10.25 to Products Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed with the SEC on May 17, 2004).

*10.3 Amended and Restated Employment Agreement, dated as of October 27, 2011, between Products Corporation and David L. Kennedy.

10.4 Amended and Restated Employment Agreement, dated as of May 1, 2009, between Products Corporation and Alan T. Ennis (incorporated by reference to Exhibit 10.2 to Revlon, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 filed with the SEC on July 30, 2009 (the "Revlon, Inc. 2009 Second Quarter Form 10-Q")).

10.5 Amended and Restated Employment Agreement, dated as of February 14, 2011, between Products Corporation and Robert K. Kretzman (incorporated by reference to Exhibit 10.5 to Revlon Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on February 17, 2011).

10.6 Employment Agreement, dated as of April 29, 2009, between Products Corporation and Steven Berns (incorporated by reference to Exhibit 10.4 to the Revlon, Inc. 2009 Second Quarter Form 10-Q).

10.7 Amended and Restated Employment Agreement, dated as of May 1, 2009, between Products Corporation and Chris Elshaw (incorporated by reference to Exhibit 10.7 to Revlon, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 25, 2010 (the "Revlon, Inc. 2009 Form 10-K")).

10.8 Third Amended and Restated Revlon, Inc. Stock Plan (as amended, the "Stock Plan") (incorporated by reference to Exhibit 4.1 to Revlon, Inc.'s Registration Statement on Form S-8 filed with the SEC on December 10, 2007).

10.9 Revlon Executive Incentive Compensation Plan (incorporated by reference to Annex C to Revlon, Inc.'s Annual Proxy Statement on Schedule 14A filed with the SEC on April 21, 2010).

10.10 Amended and Restated Revlon Pension Equalization Plan, amended and restated as of December 14, 1998 (the "PEP") (incorporated by reference to Exhibit 10.15 to Revlon, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed with the SEC on March 3, 1999).

10.11 Amendment to the PEP, dated as of May 28, 2009 (incorporated by reference to Exhibit 10.13 to the Revlon, Inc. 2009 Form 10-K).

10.12 Executive Supplemental Medical Expense Plan Summary, dated July 2000 (incorporated by reference to Exhibit 10.10 to Revlon, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 21, 2003).

10.13	Benefit Plans Assumption Agreement, dated as of July 1, 1992, by and among Revlon Holdings, Revlon, Inc. and Products Corporation (incorporated by reference to Exhibit 10.25 to Products Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 filed with the SEC on March 12, 1993).
10.14	Revlon Executive Severance Pay Plan (incorporated by reference to Exhibit 10.2 to Revlon, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on April 30, 2009).
10.15	Stockholders Agreement, dated as of February 20, 2004, by and between Revlon, Inc. and Fidelity Management & Research Company (incorporated by reference to Exhibit 10.29 to Revlon, Inc.'s Current Report on Form 8-K filed with the SEC on February 23, 2004).
10.16	Contribution and Stockholder Agreement, dated as of August 10, 2009, by and between Revlon, Inc. and MacAndrews & Forbes (incorporated by reference to Annex B-1 to Exhibit (a)(1)(J) of Revlon, Inc.'s Schedule TO/Schedule 13E-3 filed with the SEC on September 24, 2009).
10.17	Amendment No. 1 to the Contribution and Stockholder Agreement, dated as of September 23, 2009, by and between Revlon, Inc. and MacAndrews & Forbes (incorporated by reference to Annex B-2 of Exhibit (a)(1)(J) of Revlon Inc.'s Schedule TO/Schedule 13E-3 filed with the SEC on September 24, 2009).
10.18	Senior Subordinated Term Loan Agreement, dated as of January 30, 2008, between Products Corporation and MacAndrews & Forbes (incorporated by reference to Exhibit 10.1 to Products Corporation's Current Report on Form 8-K filed with the SEC on February 1, 2008).
10.19	Amendment No. 1 to Senior Subordinated Term Loan Agreement, dated as of November 14, 2008, between Products Corporation and MacAndrews & Forbes (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Products Corporation filed with the SEC on November 14, 2008).
10.20	Amended and Restated Amendment No. 2 to the Senior Subordinated Term Loan Agreement, dated as of September 23, 2009, by and between Products Corporation and MacAndrews & Forbes (incorporated by reference to Annex C of Exhibit (a)(1)(J) of Revlon Inc.'s Schedule TO/Schedule 13E-3 filed with the SEC on September 24, 2009).
10.21	Amended and Restated Contribution, Assignment and Assumption Agreement, dated as of October 13, 2009, by and between Revlon, Inc. and MacAndrews & Forbes (incorporated by reference to Exhibit 10.23 to the Revlon, Inc. 2009 Form 10-K).
10.22	Letter Agreement between Revlon, Inc. and MacAndrews & Forbes, dated January 30, 2008 (incorporated by reference to Exhibit 10.2 to Revlon, Inc.'s Current Report on Form 8-K filed with the SEC on February 1, 2008).
21.	***Subsidiaries.***
*21.1	Subsidiaries of Revlon, Inc.
23.	***Consents of Experts and Counsel.***
*23.1	Consent of KPMG LLP.
24.	***Powers of Attorney.***
*24.1	Power of Attorney executed by Ronald O. Perelman.
*24.2	Power of Attorney executed by Barry F. Schwartz.
*24.3	Power of Attorney executed by Alan S. Bernikow.
*24.4	Power of Attorney executed by Paul J. Bohan.

*24.5	Power of Attorney executed by Meyer Feldberg.
*24.6	Power of Attorney executed by David L. Kennedy.
*24.7	Power of Attorney executed by Debra L. Lee.
*24.8	Power of Attorney executed by Tamara Mellon
*24.9	Power of Attorney executed by Richard J. Santagati.
*24.10	Power of Attorney executed by Kathi P. Seifert.
*31.1	Certification of Alan T. Ennis, Chief Executive Officer, dated February 16, 2012, pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act.
*31.2	Certification of Steven Berns, Chief Financial Officer, dated February 16, 2012, pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act.
32.1 (furnished herewith)	Certification of Alan T. Ennis, Chief Executive Officer, dated February 16, 2012, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 (furnished herewith)	Certification of Steven Berns, Chief Financial Officer, dated February 16, 2012, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*99.1	Revlon, Inc. Audit Committee Pre-Approval Policy.
*101.INS	XBRL Instance Document
*101.SCH	XBRL Taxonomy Extension Schema
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase
*101.DEF	XBRL Taxonomy Extension Definition Linkbase
*101.LAB	XBRL Taxonomy Extension Label Linkbase
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith

REVLON, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Revlon, Inc.:

We have audited the accompanying consolidated balance sheets of Revlon, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' deficiency and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed on the index on page F-1. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Revlon, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Revlon, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Revlon, Inc.:

We have audited Revlon, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Revlon, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding the prevention and timely detection of any unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Revlon, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Revlon, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' deficiency and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 16, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
February 16, 2012

REVLON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in millions, except share and per share amounts)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101.7	$ 76.7
Trade receivables, less allowance for doubtful accounts of $3.2 and $3.1 as of December 31, 2011 and 2010, respectively	212.0	197.5
Inventories	111.0	115.0
Deferred income taxes - current	49.8	39.6
Prepaid expenses and other	44.2	47.3
Total current assets	518.7	476.1
Property, plant and equipment, net	98.9	106.2
Deferred income taxes - noncurrent	232.1	229.4
Goodwill, net	194.7	182.7
Other assets	112.7	92.3
Total assets	$ 1,157.1	$ 1,086.7
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current liabilities:		
Short-term borrowings	$ 5.9	$ 3.7
Current portion of long-term debt	8.0	8.0
Accounts payable	89.8	88.3
Accrued expenses and other	231.7	218.5
Total current liabilities	335.4	318.5
Long-term debt	1,107.0	1,100.9
Long-term debt – affiliates	58.4	58.4
Redeemable preferred stock	48.4	48.1
Long-term pension and other post-retirement plan liabilities	245.5	201.5
Other long-term liabilities	55.3	55.7
Commitments and contingencies		
Stockholders' deficiency:		
Class A Common Stock, par value $0.01 per share; 900,000,000 shares authorized; 49,986,651 and 50,000,497 shares issued as of December 31, 2011 and 2010, respectively	0.5	0.5
Class B Common Stock, par value $0.01 per share; 200,000,000 shares authorized, 3,125,000 issued and outstanding as of December 31, 2011 and 2010, respectively	-	-
Additional paid-in capital	1,014.1	1,012.0
Treasury stock, at cost; 671,271 and 532,838 shares of Class A Common Stock as of December 31, 2011 and 2010, respectively	(8.6)	(7.2)
Accumulated deficit	(1,498.0)	(1,551.4)
Accumulated other comprehensive loss	(200.9)	(150.3)
Total stockholders' deficiency	(692.9)	(696.4)
Total liabilities and stockholders' deficiency	$ 1,157.1	$ 1,086.7

See Accompanying Notes to Consolidated Financial Statements

REVLON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(dollars in millions, except share and per share amounts)

	Year Ended December 31, 2011	2010	2009
Net sales	$ 1,381.4	$ 1,321.4	$ 1,295.9
Cost of sales	492.6	455.3	474.7
Gross profit	888.8	866.1	821.2
Selling, general and administrative expenses	685.5	666.6	629.1
Restructuring costs and other, net	-	(0.3)	21.3
Operating income	203.3	199.8	170.8
Other expenses, net:			
Interest expense	84.9	90.5	91.5
Interest expense – preferred stock dividends	6.4	6.4	1.5
Amortization of debt issuance costs	5.3	5.9	5.8
Loss on early extinguishment of debt, net	11.2	9.7	5.8
Foreign currency losses, net	4.4	6.3	8.9
Miscellaneous, net	1.5	1.2	0.5
Other expenses, net	113.7	120.0	114.0
Income from continuing operations before income taxes	89.6	79.8	56.8
Provision for (benefit from) income taxes	36.8	(247.2)	8.3
Income from continuing operations, net of taxes	52.8	327.0	48.5
Income from discontinued operations, net of taxes	0.6	0.3	0.3
Net income	$ 53.4	$ 327.3	$ 48.8
Basic income per common share:			
Continuing operations	1.01	6.30	0.94
Discontinued operations	0.01	0.01	0.01
Net income	$ 1.02	$ 6.31	$ 0.95
Diluted income per common share:			
Continuing operations	1.01	6.25	0.94
Discontinued operations	0.01	0.01	0.01
Net income	$ 1.02	$ 6.26	$ 0.94
Weighted average number of common shares outstanding:			
Basic	52,173,906	51,892,824	51,552,213
Diluted	52,331,807	52,302,636	51,725,485

See Accompanying Notes to Consolidated Financial Statements

REVLON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)
(dollars in millions)

	Common Stock	Additional Paid-In-Capital (Capital Deficiency)	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficiency
Balance, January 1, 2009	$ 0.5	$ 1,000.9	$ (3.6)	$ (1,927.5)	$ (183.1)	$ (1,112.8)
Treasury stock acquired, at cost [(a)]			(1.1)			(1.1)
Stock-based compensation amortization		5.6				5.6
Discount on Preferred Stock		0.7				0.7
Comprehensive income (loss):						
Net income				48.8		48.8
Revaluation of financial derivative instruments[(b)]					3.7	3.7
Currency translation adjustment					9.8	9.8
Amortization of pension related costs[(c)]					12.0	12.0
Pension re-measurement					(9.5)	(9.5)
Pension curtailment gain[(d)]					9.2	9.2
Total comprehensive income						74.0
Balance, December 31, 2009	0.5	1,007.2	(4.7)	(1,878.7)	(157.9)	(1,033.6)
Treasury stock acquired, at cost[(a)]			(2.5)			(2.5)
Stock-based compensation amortization		3.6				3.6
Excess tax benefits from stock-based compensation		1.2				1.2
Comprehensive income (loss):						
Net income				327.3		327.3
Revaluation of financial derivative instruments [(b)]					1.7	1.7
Currency translation adjustment					7.4	7.4
Amortization of pension related costs[(c)]					5.4	5.4
Pension re-measurement[(d)]					(8.4)	(8.4)
Pension curtailment gain[(d)]					1.5	1.5
Total comprehensive income						334.9
Balance, December 31, 2010	0.5	1,012.0	(7.2)	(1,551.4)	(150.3)	(696.4)
Treasury stock acquired, at cost [(a)]			(1.4)			(1.4)
Stock-based compensation amortization		1.9				1.9
Excess tax benefits from stock-based compensation		0.2				0.2
Comprehensive income (loss):						
Net income				53.4		53.4
Currency translation adjustment, net of tax of $1.8 million					(8.3)	(8.3)
Amortization of pension related costs, net of tax of $2.0 million [(c)]					3.6	3.6
Pension re-measurement, net of tax of $30.1 million[(d)]					(45.9)	(45.9)
Total comprehensive income						2.8
Balance, December 31, 2011	$ 0.5	$ 1,014.1	$ (8.6)	$ (1,498.0)	$ (200.9)	$ (692.9)

(a) Pursuant to the share withholding provision of the Third Amended and Restated Revlon, Inc. Stock Plan (the "Stock Plan"), certain employees, in lieu of paying withholding taxes on the vesting of certain restricted stock, authorized the withholding of an aggregate 138,433; 147,161; and 129,224 shares of Revlon, Inc. Class A Common Stock during 2011, 2010 and 2009, respectively, to satisfy the minimum statutory tax withholding requirements related to such vesting. These shares were recorded as treasury stock using the cost method, at a weighted average price per share of $10.07, $16.84, and $8.56 during 2011, 2010, and 2009, respectively, based on the closing price of Revlon, Inc. Class A Common Stock as reported on the NYSE consolidated tape on the respective vesting dates, for a total of $1.4 million, $2.5 million and $1.1 million, respectively. For details on such withholding taxes on the vesting of certain restricted stock, see Note 15, "Stockholders' Equity – Treasury Stock".

(b) See Note 11, "Financial Instruments" and Note 17, "Accumulated Other Comprehensive Loss" for details regarding the net amount of hedge accounting derivative losses recognized in 2010 and 2009 due to the Company's use of derivative financial instruments.

(c) See Note 14, "Savings Plan, Pension and Post-retirement Benefits," and Note 17, "Accumulated Other Comprehensive Loss," for details on the change in Accumulated Other Comprehensive Loss as a result of the amortization of unrecognized prior service costs and actuarial losses (gains) arising during 2011, 2010 and 2009 related to the Company's pension and other post-retirement plans.

(d) See Note 14, "Savings Plan, Pension and Post-retirement Benefits," and Note 17, "Accumulated Other Comprehensive Loss," for details on the increase in pension liabilities recorded within Accumulated Other Comprehensive Loss as the result of the re-measurement of the pension liabilities, as well as the curtailment gain recognized by the Company in connection with the May 2009 Pension Plan Amendments (as hereinafter defined) in 2009 and the curtailment gain recognized by the Company in connection with the amendments to the Canadian defined benefit pension plan in 2010, which both reduced the Company's pension liability and were recorded as an offset against the net actuarial losses previously reported within Accumulated Other Comprehensive Loss in the respective years.

See Accompanying Notes to Consolidated Financial Statements

REVLON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

	December 31, 2011	December 31, 2010	December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 53.4	$ 327.3	$ 48.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations, net of taxes	(0.6)	(0.3)	(0.3)
Depreciation and amortization	60.8	57.0	60.1
Amortization of debt discount	2.5	2.7	0.7
Stock compensation amortization	1.9	3.6	5.6
Provision for (benefit from) deferred income taxes	13.4	(259.3)	(1.2)
Loss on early extinguishment of debt, net	11.2	9.7	5.8
Amortization of debt issuance costs	5.3	5.9	5.8
Gain on sale of certain assets	-	-	(1.7)
Pension and other post-retirement expense	5.2	9.5	27.5
Change in assets and liabilities:			
Increase in trade receivables	(18.3)	(19.2)	(4.0)
Decrease in inventories	3.6	7.0	41.5
Decrease (increase) in prepaid expenses and other current assets	0.2	(7.4)	5.2
Increase (decrease) in accounts payable	5.0	20.8	(5.9)
Increase (decrease) in accrued expenses and other current liabilities	20.1	12.5	(17.2)
Pension and other post-retirement plan contributions	(31.5)	(25.8)	(24.3)
Purchases of permanent displays	(41.3)	(33.7)	(32.9)
Other, net	(2.9)	(13.1)	(4.0)
Net cash provided by operating activities	88.0	97.2	109.5
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(13.9)	(15.2)	(14.3)
Acquisition	(39.0)	-	-
Proceeds from the sale of certain assets	0.3	0.3	2.5
Net cash used in investing activities	(52.6)	(14.9)	(11.8)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings and overdraft	0.2	(10.6)	6.0
Repayments under the 2006 Term Loan Facility	-	(815.0)	(18.7)
Borrowings under the 2010 Term Loan Facility	-	786.0	-
Repayments under the 2010 Term Loan Facility	(794.0)	(6.0)	-
Borrowings under the 2011 Term Loan Facility	796.0	-	-
Repayments under the 2011 Term Loan Facility	(4.0)	-	-
Proceeds from the issuance of long-term debt, net	-	-	326.4
Repayment of long-term debt	-	-	(381.7)
Payment of financing costs	(4.3)	(17.5)	(29.6)
Other financing activities	(1.4)	0.3	(0.9)
Net cash used in financing activities	(7.5)	(62.8)	(98.5)
CASH FLOWS FROM DISCONTINUED OPERATIONS ACTIVITIES:			
Net cash provided by discontinued operations	-	-	0.2
Effect of exchange rate changes on cash and cash equivalents	(2.9)	2.7	2.3
Net increase in cash and cash equivalents	25.0	22.2	1.7
Cash and cash equivalents at beginning of period	76.7	54.5	52.8
Cash and cash equivalents at end of period	$ 101.7	$ 76.7	$ 54.5
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 85.0	$ 77.3	$ 97.9
Preferred stock dividends	$ 6.2	$ 6.2	$ -
Income taxes, net of refunds	$ 20.5	$ 16.2	$ 14.9
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Treasury stock received to satisfy minimum tax withholding liabilities	$ 1.4	$ 2.5	$ 1.1
Redeemable preferred stock issued	$ -	$ -	$ 48.0
Loan contributed from MacAndrews & Forbes to Revlon, Inc.	$ -	$ -	$ (48.6)

See Accompanying Notes to Consolidated Financial Statements

(all tabular amounts in millions, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation:

Revlon, Inc. (and together with its subsidiaries, the "Company") conducts its business exclusively through its direct wholly-owned operating subsidiary, Revlon Consumer Products Corporation ("Products Corporation") and its subsidiaries. Revlon, Inc. is a direct and indirect majority-owned subsidiary of MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes Holdings" and, together with certain of its affiliates other than the Company, "MacAndrews & Forbes"), a corporation wholly-owned by Ronald O. Perelman.

The Company's vision is glamour, excitement and innovation through high-quality products at affordable prices. The Company operates in a single segment and manufactures, markets and sells an extensive array of cosmetics, women's hair color, beauty tools, anti-perspirant deodorants, fragrances, skincare and other beauty care products. The Company's principal customers include large mass volume retailers and chain drug and food stores in the U.S., as well as certain department stores and other specialty stores, such as perfumeries, outside the U.S. The Company also sells beauty products to U.S. military exchanges and commissaries and has a licensing business pursuant to which the Company licenses certain of its key brand names to third parties for the manufacture and sale of complementary beauty-related products and accessories in exchange for royalties.

Unless the context otherwise requires, all references to the Company mean Revlon, Inc. and its subsidiaries. Revlon, Inc., as a public holding company, has no business operations of its own and owns, as its only material asset, all of the outstanding capital stock of Products Corporation. As such, its net income has historically consisted predominantly of the net income of Products Corporation, and in 2011, 2010 and 2009 included $7.4 million, $7.3 million and $9.5 million, respectively, in expenses incidental to being a public holding company.

The accompanying Consolidated Financial Statements include the accounts of the Company after elimination of all material intercompany balances and transactions.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant estimates made in the accompanying Consolidated Financial Statements include, but are not limited to, allowances for doubtful accounts, inventory valuation reserves, expected sales returns and allowances, trade support costs, certain assumptions related to the recoverability of intangible and long-lived assets, deferred tax valuation allowances, reserves for estimated tax liabilities, restructuring costs, certain estimates and assumptions used in the calculation of the net periodic benefit costs and the projected benefit obligations for the Company's pension and other post-retirement plans, including the expected long-term return on pension plan assets and the discount rate used to value the Company's year-end pension benefit obligations.

Certain prior year amounts in the Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to the current year's presentation.

Cash and Cash Equivalents:

Cash equivalents are primarily investments in high-quality, short-term money market instruments with original maturities of three months or less and are carried at cost, which approximates fair value. Cash equivalents were $4.2 million and $4.7 million as of December 31, 2011 and 2010, respectively. Accounts payable includes $1.0 million and $3.4 million of outstanding checks not yet presented for payment at December 31, 2011 and 2010, respectively.

Accounts Receivable:

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts for balances which are estimated to be uncollectible at December 31, 2011

(all tabular amounts in millions, except share and per share amounts)

and 2010, respectively. The Company grants credit terms in the normal course of business to its customers. Trade credit is extended based upon periodically updated evaluations of each customer's ability to perform its payment obligations. The Company does not normally require collateral or other security to support credit sales. The allowance for doubtful accounts is determined based on historical experience and ongoing evaluations of the Company's receivables and evaluations of the risks of payment. The allowance for doubtful accounts is recorded against accounts receivable balances when they are deemed uncollectible. Recoveries of accounts receivable previously reserved are recorded in the consolidated statements of income when received. At December 31, 2011 and 2010, the Company's three largest customers accounted for an aggregate of approximately 35% and 31%, respectively, of outstanding accounts receivable.

Inventories:

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. The Company records adjustments to the value of inventory based upon its forecasted plans to sell its inventories, as well as planned product discontinuances. The physical condition (e.g., age and quality) of the inventories is also considered in establishing the valuation.

Property, Plant and Equipment and Other Assets:

Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets as follows: land improvements, 20 years; buildings, 20 to 45 years; machinery and equipment, 3 to 10 years; office furniture and fixtures, 3 to 15 years; and capitalized software, 2 to 5 years. Leasehold improvements and building improvements are amortized over their estimated useful lives or the terms of the leases or remaining life of the original structure, respectively, whichever is shorter. Repairs and maintenance are charged to operations as incurred, and expenditures for additions and improvements are capitalized.

Long-lived assets, including fixed assets and intangibles other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows (excluding interest) resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Included in other assets are permanent wall displays amounting to $53.5 million and $48.7 million as of December 31, 2011 and 2010, respectively, which are amortized generally over a period of 1 to 3 years. In the event of product discontinuances, from time to time the Company may accelerate the amortization of related permanent wall displays based on the estimated remaining useful life of the asset. Amortization expense for permanent wall displays for 2011, 2010 and 2009 was $35.2 million, $35.2 million and $40.2 million, respectively. The Company has included, in other assets, net costs related to the issuance of the Company's debt instruments amounting to $23.4 million and $29.6 million as of December 31, 2011 and 2010, respectively, which are amortized over the terms of the related debt instruments.

In addition, the Company has included, in other assets, customer relationships, net, of $14.6 million as of December 31, 2011 and nil as of December 31, 2010; trademarks, net, of $13.5 million and $6.7 million as of December 31, 2011 and 2010, respectively; and patents, net, of $1.1 million and $1.0 million as of December 31, 2011 and 2010, respectively. Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values. Customer relationships are recorded at cost and amortized ratably over a weighted average period of approximately 14 years. Trademarks and patents are recorded at cost and amortized ratably over approximately 10 years. Amortization expense for customer relationships, trademarks and patents was $2.8 million for 2011 and $1.4 million for both 2010 and 2009.

(all tabular amounts in millions, except share and per share amounts)

Goodwill:

Goodwill represents the excess purchase price for businesses acquired over the fair value of assets acquired. The Company does not amortize its goodwill. The Company reviews its goodwill for impairment at least annually, or whenever events or changes in circumstances would indicate possible impairment. The Company operates in one reportable segment, which is also the only reporting unit for purposes of accounting for goodwill. Since the Company currently only has one reporting unit, all of its goodwill has been assigned to the enterprise as a whole. Goodwill is reviewed for impairment annually, using September 30th carrying values. As the Company has a negative carrying value, Managment performed an assessment of qualitative factors and concluded that it is more likely than not that a goodwill impairment does not exist. The Company did not record any impairment of goodwill during the years ended December 31, 2011, 2010 or 2009. In addition, the Company assesses potential impairments to goodwill when there is evidence that events or changes in circumstances indicate that the Company's carrying amount may not be recovered. As of December 31, 2011, there have been no significant events since the timing of the Company's annual impairment test that would have triggered additional impairment testing.

The amount outstanding of goodwill, net, was $194.7 million and $182.7 million at December 31, 2011 and 2010, respectively. Accumulated amortization of goodwill aggregated $117.5 million at both December 31, 2011 and 2010, respectively. Amortization of goodwill ceased as of January 1, 2002 upon the change in accounting guidance that no longer permitted amortization of goodwill.

Revenue Recognition:

Sales are recognized when revenue is realized or realizable and has been earned. The Company's policy is to recognize revenue when risk of loss and title to the product transfers to the customer. Net sales are comprised of gross revenues less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The Company allows customers to return their unsold products if and when they meet certain Company-established criteria as set forth in the Company's trade terms. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns based primarily upon the historical rate of actual product returns, planned product discontinuances, new product launches and estimates of customer inventory and promotional sales. The Company records sales returns as a reduction to sales and cost of sales, and an increase to accrued liabilities and inventories. Returned products, which are recorded as inventories, are valued based upon the amount that the Company expects to realize upon their subsequent disposition. The physical condition and marketability of the returned products are the major factors considered by the Company in estimating their realizable value.

Revenues derived from licensing arrangements, including any pre-payments, are recognized in the period in which they become due and payable, but not before the initial license term commences.

Cost of Sales:

Cost of sales includes all of the costs to manufacture the Company's products. For products manufactured in the Company's own facilities, such costs include raw materials and supplies, direct labor and factory overhead. For products manufactured for the Company by third-party contractors, such cost represents the amounts invoiced by the contractors. Cost of sales also includes the cost of refurbishing products returned by customers that will be offered for resale and the cost of inventory write-downs associated with adjustments of held inventories to their net realizable value. These costs are reflected in the Company's statement of income when the product is sold and net sales revenues are recognized or, in the case of inventory write-downs, when circumstances indicate that the carrying value of inventories is in excess of their recoverable value. Additionally, cost of sales reflects the costs associated with any free products included as sales and promotional incentives. These incentive costs are recognized on the later of the date that the Company recognizes the related revenue or the date on which the Company offers the incentive.

(all tabular amounts in millions, except share and per share amounts)

Selling, General and Administrative Expenses:

Selling, general and administrative expenses ("SG&A") include expenses to advertise the Company's products, such as television advertising production costs and air-time costs, print advertising costs, promotional displays and consumer promotions. SG&A also includes the amortization of permanent wall displays and intangible assets, distribution costs (such as freight and handling), non-manufacturing overhead (principally personnel and related expenses), insurance and professional fees.

Advertising:

Advertising within SG&A includes television, print, digital and other advertising production costs which are expensed the first time the advertising takes place. The costs of promotional displays are expensed in the period in which they are shipped to customers. Advertising expenses were $271.4 million, $265.2 million and $230.5 million for 2011, 2010 and 2009, respectively, and were included in SG&A in the Company's Consolidated Statements of Income. The Company also has various arrangements with customers pursuant to its trade terms to reimburse them for a portion of their advertising costs, which provide advertising benefits to the Company. Additionally, from time to time the Company may pay fees to customers in order to expand or maintain shelf space for its products. The costs that the Company incurs for "cooperative" advertising programs, end cap placement, shelf placement costs, slotting fees and marketing development funds, if any, are expensed as incurred and are netted against revenues on the Company's consolidated statements of income.

Distribution Costs:

Costs, such as freight and handling costs, associated with product distribution are expensed within SG&A when incurred. Distribution costs were $60.9 million for 2011 and $58.7 million for both 2010 and 2009.

Income Taxes:

Income taxes are calculated using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Research and Development:

Research and development expenditures are expensed as incurred. The amounts charged against earnings in 2011, 2010 and 2009 for research and development expenditures were $23.8 million, $24.0 million and $23.9 million, respectively.

Foreign Currency Translation:

Assets and liabilities of foreign operations are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rates prevailing during each period presented. Gains and losses resulting from foreign currency transactions are included in the results of operations. Gains and losses resulting from translation of financial statements of foreign subsidiaries and branches operating in non-hyperinflationary economies are recorded as a component of accumulated other comprehensive loss until either the sale or upon the complete or substantially complete liquidation by the Company of its investment in a foreign entity. To the extent that foreign subsidiaries and branches operate in hyperinflationary economies, non-monetary assets and liabilities are translated at historical rates and translation adjustments are included in the results of operations.

(all tabular amounts in millions, except share and per share amounts)

Venezuela

Highly-Inflationary Economy: Effective January 1, 2010, Venezuela was designated as a highly inflationary economy under U.S. GAAP. As a result, beginning January 1, 2010, the U.S. dollar is the functional currency for the Company's subsidiary in Venezuela ("Revlon Venezuela"). Through December 31, 2009, prior to Venezuela being designated as highly inflationary, currency translation adjustments of Revlon Venezuela's balance sheet were reflected in shareholders' equity as part of Other Comprehensive Income; however, subsequent to January 1, 2010, such adjustments are reflected in earnings.

Currency Devaluation: On January 8, 2010, the Venezuelan government announced the devaluation of its local currency, Venezuelan Bolivars ("Bolivars"), relative to the U.S. dollar and the official exchange rate for non-essential goods changed from 2.15 to 4.30. Throughout 2010, the Company used Venezuela's official rate to translate Revlon Venezuela's financial statements. In 2010, the devaluation had the impact of reducing the Company's reported net sales and operating income by $33.4 million and $8.4 million, respectively. Additionally, to reflect the impact of the currency devaluation, the Company recorded a one-time foreign currency loss of $2.8 million in January 2010 as a result of the required re-measurement of Revlon Venezuela's balance sheet. As Venezuela was designated as a highly inflationary economy effective January 1, 2010, this foreign currency loss was reflected in earnings in the first quarter of 2010.

In December 2010, the Venezuelan government announced a further devaluation of Bolivars relative to the U.S. dollar for essential goods from 2.60 to 4.30, effective December 31, 2010. Given that the Company has immaterial transactions for essential goods, this further devaluation has not had, nor does the Company expect it to have, a material impact on the Company's results of operations or financial condition.

Currency Restrictions: Currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted Revlon Venezuela's ability to obtain U.S. dollars in exchange for Bolivars at the official foreign exchange rates from the Venezuelan government and its foreign exchange commission, the *Comisión de Administracion de Divisas* ("CADIVI"). In May 2010, the Venezuelan government took control over the previously freely-traded foreign currency exchange market and in June 2010, replaced it with a new foreign currency exchange system, the *Sistema de Transacciones en Moneda Extranjera* ("SITME"). SITME provides a mechanism to exchange Bolivars into U.S. dollars. However, U.S. dollars accessed through SITME can only be used for product purchases and related services, such as freight, and are not available for other transactions, such as the payment of dividends. Also, SITME can only be used accessed for amounts of up to $50,000 per day, subject to a monthly maximum of $350,000 per legal entity, and is generally only available to the extent the applicant has not exchanged and received U.S. dollars from CADIVI within the previous 90 days. In the second quarter of 2011, the Company began using a SITME rate of 5.5 Bolivars per U.S. dollar to translate Revlon Venezuela's financial statements, as this was the rate at which the Company accessed U.S. dollars in the SITME market during this period (the "SITME Rate"). The Company had previously utilized Venezuela's official exchange rate of 4.3 Bolivars per U.S. dollar to translate Revlon Venezuela's financial statements from January 1, 2010 through March 31, 2011. Through December 31, 2011, the Company continued using the SITME Rate to translate Revlon Venezuela's financial statements.

To reflect the impact of the change in exchange rates from Venezuela's official exchange rate to the SITME Rate, the Company recorded a foreign currency loss of $1.7 million in the second quarter of 2011. As Venezuela was designated as a highly inflationary economy effective January 1, 2010, the Company reflected this foreign currency loss in earnings for the year ended December 31, 2011. For the year ended December 31, 2011, the change in the exchange rates in Venezuela unfavorably impacted the Company's consolidated net sales by $4.6 million. The impact on the Company's consolidated operating income for the year ended December 31, 2011 was de minimis.

(all tabular amounts in millions, except share and per share amounts)

Basic and Diluted Income per Common Share and Classes of Stock:

Shares used in basic income per share are computed using the weighted average number of common shares outstanding each period. Shares used in diluted income per share include the dilutive effect of unvested restricted shares and outstanding stock options under the Stock Plan using the treasury stock method. (See Note 13, "Basic and Diluted Earnings Per Common Share").

Stock-Based Compensation:

The Company recognizes stock-based compensation costs for its stock options and restricted stock, measured at the fair value of each award at the time of grant, as an expense over the vesting period of the instrument. Upon the exercise of stock options or the vesting of restricted stock, any resulting tax benefits are recognized in additional paid-in-capital. Any resulting tax deficiencies are recognized in the consolidated statement of income as tax expense to the extent that the tax deficiency amount exceeds any existing additional paid-in-capital resulting from previously realized excess tax benefits from previous awards. The Company reflects such excess tax benefits as cash flows from financing activities in the consolidated statements of cash flows.

Derivative Financial Instruments:

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative financial instruments are foreign currency exchange rate risk and interest rate risk. The Company uses derivative financial instruments, primarily (1) foreign currency forward exchange contracts ("FX Contracts") intended for the purpose of managing foreign currency exchange risk by reducing the effects of fluctuations in foreign currency exchange rates on the Company's net cash flows and (2) interest rate hedging transactions intended for the purpose of managing interest rate risk associated with Products Corporation's variable rate indebtedness.

Foreign Currency Forward Exchange Contracts

Products Corporation enters into FX Contracts primarily to hedge the anticipated net cash flows resulting from inventory purchases and intercompany payments denominated in currencies other than the local currencies of the Company's foreign and domestic operations and generally have maturities of less than one year. The Company does not apply hedge accounting to its FX Contracts. The Company records FX Contracts in its consolidated balance sheet at fair value and changes in fair value are immediately recognized in earnings. Fair value of the Company's FX Contracts is determined by using observable market transactions of spot and forward rates.

Interest Rate Swap

Products Corporation's 2008 Interest Rate Swap (as hereinafter defined) expired in April 2010. At December 31, 2011, the Company did not have any outstanding interest rate swaps.

Recently Adopted Accounting Pronouncements:

In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts", which amends Accounting Standards Codification ("ASC") Topic 350, "Intangibles - Goodwill and Other" ("ASU 2010-28"). ASU 2010-28 amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For such reporting units, Step 2 of the goodwill impairment test is required if qualitative factors exist that indicate it is more likely than not that a goodwill impairment exists. The provisions of ASU 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. In September 2011, the FASB issued ASU No. 2011-08, "Intangibles-Goodwill and Other: Testing Goodwill for Impairment", which amends

(all tabular amounts in millions, except share and per share amounts)

the qualitative factor examples in ASC 350 and permits an entity to elect the option to assess qualitative factors to determine whether it is necessary to perform the first step in the two-step impairment testing process. ASU No. 2011-08 is effective for annual reporting periods beginning after December 15, 2011, with early adoption permitted. The Company adopted the provisions of ASU 2010-28 and ASU No. 2011-08 in 2011 and such adoption did not have a material impact on the Company's results of operations, financial condition or its disclosures.

Recent Accounting Pronouncements:

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards" ("IFRS"), which amends ASC 820, "Fair Value Measurement". ASU No. 2011-04 modifies ASC 820 to include disclosure of all transfers between Level 1 and Level 2 asset and liability fair value categories. In addition, ASU No. 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU No. 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU No. 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company does not expect such adoption will have a material impact on its results of operations, financial condition or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income". ASU No. 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Under ASU No. 2011-05, an entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. ASU No. 2011-05 is effective for publicly traded companies as of the beginning of a fiscal year that begins after December 15, 2011 and interim and annual periods thereafter. Early adoption of ASU No. 2011-05 is permitted, but full retrospective application is required. As the Company reports comprehensive income within its Statement of Stockholders' Deficiency and Comprehensive Income, the adoption of ASU No. 2011-05 will impact the presentation of the Company's consolidated financial statements beginning in the first quarter of 2012.

Recent Events

Fire at Revlon Venezuela Facility

On June 5, 2011, the Company's facility in Venezuela was destroyed by fire. For the year ended December 31, 2011 and 2010, Revlon Venezuela had net sales of approximately 2% and 3%, respectively, of the Company's consolidated net sales. At December 31, 2011 and 2010, total assets of Revlon Venezuela were approximately 2% and 3%, respectively, of the Company's total assets. Historically, approximately 50% of Revlon Venezuela's net sales were comprised of products imported from the Company's Oxford, North Carolina facility and approximately 50% were comprised of locally manufactured products. Revlon Venezuela did not have any net sales from the date of the fire until August 12, 2011. The Company's net sales in Venezuela since August 12, 2011 have been solely comprised of products imported from the Company's Oxford, North Carolina facility and the Company estimates the lost net sales to be approximately $15 million for 2011.

The Company maintains comprehensive property insurance, as well as business interruption insurance. Business interruption insurance is intended to reimburse for lost profits and other costs incurred, which are attributable to the loss, during the loss period, subject to the terms and conditions of the applicable policies.

In June 2011, the Company recorded a $4.9 million impairment loss related to Revlon Venezuela's net book value of inventory, property, plant and equipment destroyed by the fire and in the period from June 2011 through December 31, 2011, the Company incurred business interruption losses of $9.7 million related to the fire. The business interruption losses incurred in 2011 include estimated profits lost as a result of the interruption of

(all tabular amounts in millions, except share and per share amounts)

Revlon Venezuela's business and costs incurred directly related to the fire. The business interruption losses incurred in 2011 are not indicative of future business interruption losses for insurance purposes or future expected profits for Revlon Venezuela.

During 2011, the Company received $19.7 million in interim advances from its insurance carrier in connection with the fire. During 2011, the Company recognized $14.6 million of income from insurance recoveries, which entirely offset the impairment loss and business interruption losses noted above. The income from insurance recoveries is included within selling, general and administrative expenses in the Company's Statements of Income for the year ended December 31, 2011. The deferred balance of $5.1 million was recorded as deferred income, which is included in accrued expenses and other in the Company's Consolidated Balance Sheet as of December 31, 2011.

An assessment of the extent of damage and the impact on Revlon Venezuela's business is ongoing, and therefore the final amount and timing of the ultimate insurance recovery is currently unknown.

2. BUSINESS ACQUISITION

On March 17, 2011, the Company acquired certain assets, including trademarks and other intellectual property, inventory, certain receivables and manufacturing equipment, related to Sinful Colors cosmetics, Wild and Crazy cosmetics, freshMinerals cosmetics and freshcover cosmetics, which products are sold principally in the U.S. mass retail channel (the "Sinful Colors Acquisition"). The Company also assumed certain liabilities of the acquired business. The Company paid $39.0 million of total consideration for the Sinful Colors Acquisition in cash, which included the $38.0 million purchase price and a $1.0 million adjustment based on working capital at closing. The results of operations related to the Sinful Colors Acquisition are included in the Company's consolidated financial statements commencing on the date of acquisition. Pro forma results of operations have not been presented, as the impact on the Company's consolidated financial results would not have been material.

The Company accounted for the Sinful Colors Acquisition as a business combination during the first quarter of 2011 and, accordingly, the total consideration of $39.0 million has been allocated to the net assets acquired based on their respective estimated fair values at March 17, 2011 as follows:

Recognized amounts of assets acquired and liabilities assumed:	
Trade receivables	$ 2.7
Inventories	3.3
Property, plant and equipment, net	0.4
Intangible assets	22.8
Accounts payable	(0.9)
Accrued expenses and other	(1.4)
Fair value of net assets acquired	26.9
Goodwill	12.1
Total consideration	$ 39.0

The allocation of the total consideration of $39.0 million includes intangible assets of $22.8 million and goodwill of $12.1 million, all of which is expected to be deductible for income tax purposes. The intangible assets acquired by major asset category are as follows:

	Fair Values at March 17, 2011	Weighted Average Useful Life (in years)
Trademarks and Trade Names	$ 7.3	10
Customer Relationships	15.5	14
Total	$ 22.8	13

(all tabular amounts in millions, except share and per share amounts)

3. RESTRUCTURING COSTS AND OTHER, NET

In May 2009, the Company announced a worldwide restructuring (the "May 2009 Program"), which involved consolidating certain functions; reducing layers of management, where appropriate, to increase accountability and effectiveness; streamlining support functions to reflect the new organizational structure; and further consolidating the Company's office facilities in New Jersey.

During 2009, the Company recorded charges of $21.3 million in restructuring costs and other, net, which were comprised of:

- a $20.8 million charge related to the May 2009 Program;
- $1.3 million of charges related to employee severance and other employee-related termination costs related to restructuring actions in the U.K., Mexico and Argentina announced in the first quarter of 2009 (together with the May 2009 Program, the "2009 Programs"); and
- a $0.8 million charge related to restructuring programs implemented in 2008;

with the foregoing partially offset by

- income of $1.6 million related to the sale of a facility in Argentina in the first quarter of 2009.

During 2010, the Company recorded a $0.3 million adjustment to restructuring costs and other, net, to reflect lower than originally anticipated expenses associated with the May 2009 Program.

The $20.5 million of net charges related to the May 2009 Program has been or is expected to be paid out as follows: $11.0 million paid in 2009, $6.9 million paid in 2010, $1.6 million paid in 2011, and the balance of $1.0 million to be paid thereafter.

Details of the activity described above during 2011, 2010 and 2009 are as follows:

	Balance Beginning of Year	(Income) Expenses, Net	Utilized, Net		Balance End of Year
			Cash	Noncash	
2011					
Employee severance and other personnel benefits:					
2009 Programs	$ 1.0	$ -	$ (1.0)	$ -	$ -
Lease exit	1.6	-	(0.6)	-	1.0
Total restructuring costs and other, net	$ 2.6	$ -	$ (1.6)	$ -	$ 1.0
2010					
Employee severance and other personnel benefits:					
2008 Programs	$ 0.3	$ -	$ (0.3)	$ -	$ -
2009 Programs	7.6	(0.2)	(6.4)	-	1.0
	7.9	(0.2)	(6.7)	-	1.0
Lease exit	2.3	(0.1)	(0.6)	-	1.6
Total restructuring costs and other, net	$ 10.2	$ (0.3)	$ (7.3)	$ -	$ 2.6

(all tabular amounts in millions, except share and per share amounts)

	Balance Beginning of Year	(Income) Expenses, Net	Utilized, Net		Balance End of Year
			Cash	Noncash	
2009					
Employee severance and other personnel benefits:					
2006 Programs	$ 0.3	$ -	$ (0.3)	$-	$ -
2007 Programs	0.1	-	(0.1)	-	-
2008 Programs	3.0	0.8	(3.5)	-	0.3
2009 Programs	-	19.5	(11.9)	-	7.6
	3.4	20.3	(15.8)	-	7.9
Leases and equipment write-offs	-	2.6	(0.3)	-	2.3
Total restructuring accrual	$ 3.4	22.9	$(16.1)	$-	$ 10.2
Gain on sale of Argentina facility		(1.6)			
Total restructuring costs and other, net		$ 21.3			

As of December 31, 2011, 2010 and 2009, the unpaid balance of the restructuring costs and other was included in "Accrued expenses and other" and "Other long-term liabilities" in the Company's Consolidated Balance Sheets. The remaining balance at December 31, 2011 is $1.0 million, of which $0.6 million is expected to be paid by the end of 2012 and the balance of $0.4 million is expected to be paid thereafter.

4. INVENTORIES

	December 31,	
	2011	2010
Raw materials and supplies	$ 37.9	$ 39.7
Work-in-process	8.1	9.9
Finished goods	65.0	65.4
	$ 111.0	$ 115.0

5. PREPAID EXPENSES AND OTHER

	December 31,	
	2011	2010
Prepaid expenses	$ 18.2	$ 19.9
Other	26.0	27.4
	$ 44.2	$ 47.3

6. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	
	2011	2010
Land and improvements	$ 1.9	$ 1.9
Building and improvements	63.1	63.5
Machinery, equipment and capital leases	139.7	136.8
Office furniture, fixtures and capitalized software	82.0	79.7
Leasehold improvements	12.3	11.9
Construction-in-progress	10.5	7.2
	309.5	301.0
Accumulated depreciation	(210.6)	(194.8)
	$ 98.9	$ 106.2

(all tabular amounts in millions, except share and per share amounts)

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $21.5 million, $19.5 million and $17.5 million, respectively.

7. ACCRUED EXPENSES AND OTHER

	December 31, 2011	December 31, 2010
Sales returns and allowances	$ 85.4	$ 76.2
Advertising and promotional costs	32.2	25.3
Compensation and related benefits	52.0	51.8
Interest	16.5	19.2
Taxes	15.6	18.7
Restructuring costs	0.6	1.6
Derivative financial instruments	0.8	2.1
Other	28.6	23.6
	$ 231.7	$ 218.5

8. SHORT-TERM BORROWINGS

Products Corporation had outstanding short-term bank borrowings (excluding borrowings under the 2010 Credit Agreements in 2010 and 2011 and under the 2011 Credit Agreements in 2011, which are reflected in Note 9, "Long-Term Debt and Redeemable Preferred Stock"), aggregating $5.9 million and $3.7 million at December 31, 2011 and 2010, respectively. The weighted average interest rate on these short-term borrowings outstanding at December 31, 2011 and 2010 was 6.0% and 5.9%, respectively.

9. LONG-TERM DEBT AND REDEEMABLE PREFERRED STOCK

	December 31, 2011	December 31, 2010
2011 Term Loan Facility due 2017, net of discounts (See (a) below)	$ 787.6	$ -
2010 Term Loan Facility due 2015, net of discounts (See (b) below)	-	782.0
2011 Revolving Credit Facility due 2016 (See (a) below)	-	-
2010 Revolving Credit Facility due 2014 (See (b) below)	-	-
9¾% Senior Secured Notes due 2015, net of discounts (See (c) below)	327.4	326.9
Senior Subordinated Term Loan due 2014 (See (d) below)	58.4	58.4
	1,173.4	1,167.3
Less current portion	(8.0)	(8.0)
	1,165.4	1,159.3
Redeemable Preferred Stock (See (e) below)	48.4	48.1
	$1,213.8	$1,207.4

The Company completed several debt reduction transactions during 2011 and 2010.

(all tabular amounts in millions, except share and per share amounts)

2011 Transactions

Refinancings of the 2010 Term Loan and 2010 Revolving Credit Facilities: During 2011, Products Corporation consummated the 2011 Refinancings (as hereinafter defined), reducing interest rates and extending maturities, consisting of the following transactions:

- In May 2011, Products Corporation consummated a refinancing of the 2010 Term Loan Facility (the "2011 Term Loan Facility Refinancing"), which included replacing Products Corporation's 2010 bank term loan facility, which was scheduled to mature on March 11, 2015 and had $794.0 million aggregate principal amount outstanding at December 31, 2010 (the "2010 Term Loan Facility"), with a 6.5-year, $800.0 million term loan facility due November 19, 2017 (the "2011 Term Loan Facility") under a third amended and restated term loan agreement dated May 19, 2011 (the "2011 Term Loan Agreement"), among Products Corporation, as borrower, Citigroup Global Markets Inc. ("CGMI"), J.P. Morgan Securities LLC ("JPM Securities"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse Securities (USA) LLC ("Credit Suisse") and Wells Fargo Securities, LLC ("WFS"), as the joint lead arrangers; CGMI, JPM Securities, Merrill Lynch, Credit Suisse, WFS and Natixis, New York Branch ("Natixis"), as joint bookrunners; JPMorgan Chase Bank, N.A. and Bank of America, N.A., as co-syndication agents; Credit Suisse, Wells Fargo Bank, N.A. and Natixis, as co-documentation agents; and Citicorp USA, Inc. ("CUSA") as administrative agent and collateral agent.

  Products Corporation used $796 million of proceeds from the 2011 Term Loan Facility, which was drawn in full on the May 19, 2011 closing date and issued to lenders at 99.5% of par, to repay in full the $792.0 million of then outstanding indebtedness under its 2010 Term Loan Facility and to pay approximately $2 million of accrued interest. The Company incurred $3.6 million of fees in connection with consummating the 2011 Term Loan Facility Refinancing, of which $1.9 million was capitalized.

- In June 2011, Products Corporation consummated a refinancing of the 2010 Revolving Credit Facility (the "2011 Revolving Credit Facility Refinancing" and together with the 2011 Term Loan Facility Refinancing, the "2011 Refinancings"), which included refinancing Products Corporation's 2010 revolving credit facility, which was scheduled to mature on March 11, 2014 and had nil outstanding borrowings at December 31, 2010 (the "2010 Revolving Credit Facility"), with a 5-year, $140.0 million asset-based, multi-currency revolving credit facility due June 16, 2016 (the "2011 Revolving Credit Facility") under a third amended and restated revolving credit agreement dated June 16, 2011 (the "2011 Revolving Credit Agreement" and together with the 2011 Term Loan Agreement, the "2011 Credit Agreements"), among Products Corporation and certain of its foreign subsidiaries, as borrowers, and CGMI and Wells Fargo Capital Finance, LLC ("WFCF"), as the joint lead arrangers; CGMI, WFCF, Merrill Lynch, JPMorgan Securities and Credit Suisse, as joint bookrunners; and CUSA as administrative agent and collateral agent.

  Products Corporation incurred $0.7 million of fees in connection with consummating the 2011 Revolving Credit Facility Refinancing, all of which were capitalized.

As a result of the 2011 Refinancings, the Company recognized a loss on the early extinguishment of debt of $11.2 million during 2011, due to $1.7 million of fees which were expensed as incurred in connection with the 2011 Refinancings, as well as the write-off of $9.5 million of unamortized debt discount and deferred financing fees as a result of such refinancings.

(all tabular amounts in millions, except share and per share amounts)

2010 Transactions

Refinancing of the 2006 Term Loan and Revolving Credit Facilities

In March 2010, Products Corporation consummated a credit agreement refinancing (the "2010 Refinancing") consisting of the following transactions:

- The 2010 Refinancing included refinancing Products Corporation's 2006 term loan facility, which was scheduled to mature on January 15, 2012 and had $815.0 million aggregate principal amount outstanding at December 31, 2009 (the "2006 Term Loan Facility"), with a 5-year, $800.0 million term loan facility due March 11, 2015 (the "2010 Term Loan Facility") under a second amended and restated term loan agreement dated March 11, 2010 (the "2010 Term Loan Agreement"), among Products Corporation, as borrower, the lenders party thereto, CGMI, JPM Securities, Banc of America Securities LLC ("BAS") and Credit Suisse, as joint lead arrangers; CGMI, JPM Securities, BAS, Credit Suisse and Natixis, as joint bookrunners; JPMorgan Chase Bank, N.A. and Bank of America, N.A., as co-syndication agents; Credit Suisse and Natixis as co-documentation agents; and CUSA, as administrative agent and collateral agent.
- The 2010 Refinancing also included refinancing Products Corporation's 2006 revolving credit facility, which was scheduled to mature on January 15, 2012 and had nil outstanding borrowings at December 31, 2009 (the "2006 Revolving Credit Facility" and together with the 2006 Term Loan Facility, the "2006 Credit Facilities" and such agreements, the "2006 Credit Agreements"), with a 4-year, $140.0 million asset-based, multi-currency revolving credit facility due March 11, 2014 (the "2010 Revolving Credit Facility" and, together with the 2010 Term Loan Facility, the "2010 Credit Facilities") under a second amended and restated revolving credit agreement dated March 11, 2010 (the "2010 Revolving Credit Agreement" and, together with the 2010 Term Loan Agreement, the "2010 Credit Agreements"), among Products Corporation, as borrower, the lenders party thereto, CGMI and WFS, as joint lead arrangers; CGMI, WFS, BAS, JPM Securities and Credit Suisse, as joint bookrunners, and CUSA, as administrative agent and collateral agent.
- Products Corporation used the approximately $786 million of proceeds from the 2010 Term Loan Facility, which was drawn in full on the March 11, 2010 closing date and issued to lenders at 98.25% of par, plus approximately $31 million of available cash and approximately $20 million then drawn on the 2010 Revolving Credit Facility to repay in full the $815.0 million of outstanding indebtedness under its 2006 Term Loan Facility and to pay approximately $7 million of accrued interest and approximately $15 million of fees and expenses incurred in connection with consummating the 2010 Refinancing, of which approximately $9 million was capitalized.

(a) 2011 Credit Agreements

<u>2011 Revolving Credit Facility</u>

The following is a summary description of the 2011 Revolving Credit Facility. Unless otherwise indicated, capitalized terms have the meanings given to them in the 2011 Revolving Credit Agreement. This description is subject to a number of qualifications and exceptions which are specified in the 2011 Revolving Credit Agreement.

Availability under the 2011 Revolving Credit Facility varies based on a borrowing base that is determined by the value of eligible accounts receivable and eligible inventory in the U.S. and the U.K. and eligible real property and equipment in the U.S. from time to time.

In each case subject to borrowing base availability, the 2011 Revolving Credit Facility is available to:

(i) Products Corporation in revolving credit loans denominated in U.S. dollars;

(all tabular amounts in millions, except share and per share amounts)

(ii) Products Corporation in swing line loans denominated in U.S. dollars up to $30.0 million;

(iii) Products Corporation in standby and commercial letters of credit denominated in U.S. dollars and other currencies up to $60.0 million; and

(iv) Products Corporation and certain of its international subsidiaries designated from time to time in revolving credit loans and bankers' acceptances denominated in U.S. dollars and other currencies.

If the value of the eligible assets is not sufficient to support the $140.0 million borrowing base under the 2011 Revolving Credit Facility, Products Corporation will not have full access to the 2011 Revolving Credit Facility. Products Corporation's ability to borrow under the 2011 Revolving Credit Facility is also conditioned upon the satisfaction of certain conditions precedent and Products Corporation's compliance with other covenants in the 2011 Revolving Credit Agreement.

Under the 2011 Revolving Credit Facility, borrowings (other than loans in foreign currencies) bear interest, if made as Eurodollar Loans, at the Eurodollar Rate, plus the applicable margin set forth in the grid below and, if made as Alternate Base Rate loans, at the Alternate Base Rate, plus the applicable margin set forth in the grid below:

Excess Availability	Alternate Base Rate Loans	Eurodollar Loans, Eurocurrency Loans or Local Rate Loans
Greater than or equal to $92,000,000	1.00%	2.00%
Less than $92,000,000 but greater than or equal to $46,000,000	1.25%	2.25%
Less than $46,000,000	1.50%	2.50%

Local Loans bear interest, if mutually acceptable to Products Corporation and the relevant foreign lenders, at the Local Rate, and otherwise (i) if in foreign currencies or in U.S. dollars at the Eurodollar Rate or the Eurocurrency Rate plus the applicable margin set forth in the grid above or (ii) if in U.S. dollars at the Alternate Base Rate plus the applicable margin set forth in the grid above.

Prior to the termination date of the 2011 Revolving Credit Facility, revolving loans are required to be prepaid (without any permanent reduction in commitment) with:

(i) the net cash proceeds from sales of Revolving Credit First Lien Collateral by Products Corporation or any of its subsidiary guarantors (other than dispositions in the ordinary course of business and certain other exceptions); and

(ii) the net proceeds from the issuance by Products Corporation or any of its subsidiaries of certain additional debt, to the extent there remains any such proceeds after satisfying Products Corporation's repayment obligations under the 2011 Term Loan Facility.

Products Corporation pays to the lenders under the 2011 Revolving Credit Facility a commitment fee of 0.375% of the average daily unused portion of the 2011 Revolving Credit Facility, which fee is payable quarterly in arrears. Under the 2011 Revolving Credit Facility, Products Corporation also pays:

(i) to foreign lenders, a fronting fee of 0.25% per annum on the aggregate principal amount of specified Local Loans (which fee is retained by foreign lenders out of the portion of the Applicable Margin payable to such foreign lender);

(ii) to foreign lenders, an administrative fee of 0.25% per annum on the aggregate principal amount of specified Local Loans;

(all tabular amounts in millions, except share and per share amounts)

(iii) to the multi-currency lenders, a letter of credit commission equal to the product of (a) the Applicable Margin for revolving credit loans that are Eurodollar Rate loans (adjusted for the term that the letter of credit is outstanding) and (b) the aggregate undrawn face amount of letters of credit; and

(iv) to the issuing lender, a letter of credit fronting fee of 0.25% per annum of the aggregate undrawn face amount of letters of credit, which fee is a portion of the Applicable Margin.

Under certain circumstances, Products Corporation has the right to request that the 2011 Revolving Credit Facility be increased by up to $60.0 million, provided that the lenders are not committed to provide any such increase.

Under certain circumstances, if and when the difference between (i) the borrowing base under the 2011 Revolving Credit Facility and (ii) the amounts outstanding under the 2011 Revolving Credit Facility is less than $20.0 million for a period of two consecutive days or more, and until such difference is equal to or greater than $20.0 million for a period of 30 consecutive business days, the 2011 Revolving Credit Facility requires Products Corporation to maintain a consolidated fixed charge coverage ratio (the ratio of EBITDA minus Capital Expenditures to Cash Interest Expense for such period) of a minimum of 1.0 to 1.0.

The 2011 Revolving Credit Facility matures on June 16, 2016; provided, however, it will mature on August 15, 2015, if Products Corporation's 9¾% Senior Secured Notes have not been refinanced, redeemed, repurchased, defeased or repaid in full on or before such date.

2011 Term Loan Facility

The following is a summary description of the 2011 Term Loan Facility. Unless otherwise indicated, capitalized terms have the meanings given to them in the 2011 Term Loan Agreement. This description is subject to a number of qualifications and exceptions which are specified in the 2011 Term Loan Agreement.

Under the 2011 Term Loan Facility, Eurodollar Loans bear interest at the Eurodollar Rate plus 3.50% per annum (with the Eurodollar Rate not to be less than 1.25%) and Alternate Base Rate loans bear interest at the Alternate Base Rate plus 2.50% (with the Alternate Base Rate not to be less than 2.25%).

Prior to the November 2017 termination date of the 2011 Term Loan Facility, on September 30, December 31, March 31 and June 30 of each year (commencing September 30, 2011), Products Corporation is required to repay $2 million of the principal amount of the term loans outstanding under the 2011 Term Loan Facility on each respective date. In addition, the term loans under the 2011 Term Loan Facility are required to be prepaid with:

(i) the net cash proceeds in excess of $10 million for each 12-month period ending on March 31 received during such period from sales of Term Loan First Lien Collateral by Products Corporation or any of its subsidiary guarantors with carryover of unused annual basket amounts up to a maximum of $25 million and with respect to certain specified dispositions, up to an additional $25 million in the aggregate (subject to a reinvestment right for 365 days, or 545 days if Products Corporation has within such 365-day period entered into a legally binding commitment to invest such funds);

(ii) the net proceeds from the issuance by Products Corporation or any of its subsidiaries of certain additional debt; and

(iii) 50% of Products Corporation's "excess cash flow", commencing with excess cash flow for the 2012 fiscal year payable in the first 100 days of 2013, which prepayments are applied to reduce Products Corporation's future regularly scheduled term loan amortization payments in the direct order of maturities.

(all tabular amounts in millions, except share and per share amounts)

The 2011 Term Loan Facility contains a financial covenant limiting Products Corporation's first lien senior secured leverage ratio (the ratio of Products Corporation's Senior Secured Debt that has a lien on the collateral which secures the 2011 Term Loan Facility that is not junior or subordinated to the liens securing the 2011 Term Loan Facility (excluding debt outstanding under the 2011 Revolving Credit Facility) to EBITDA), to no more than 4.0 to 1.0 for each period of four consecutive fiscal quarters ending during the period from June 30, 2011 to the November 2017 maturity date of the 2011 Term Loan Facility.

Under certain circumstances, Products Corporation has the right to request the 2011 Term Loan Facility to be increased by up to $300 million, provided that the lenders are not committed to provide any such increase.

The 2011 Term Loan Facility matures on November 19, 2017; provided, however, it will mature on August 15, 2015, if Products Corporation's 9¾% Senior Secured Notes have not been refinanced, redeemed, repurchased, defeased or repaid in full on or before such date.

Provisions Applicable to the 2011 Revolving Credit Facility and the 2011 Term Loan Facility

The 2011 Revolving Credit Facility and 2011 Term Loan Facility (herein referred to as the "2011 Credit Facilities") are supported by, among other things, guarantees from Revlon, Inc. and, subject to certain limited exceptions, Products Corporation's domestic subsidiaries. The obligations of Products Corporation under the 2011 Credit Facilities and the obligations under such guarantees are secured by, subject to certain limited exceptions, substantially all of the assets of Products Corporation and the guarantors, including:

(i) a mortgage on owned real property, including Products Corporation's facility in Oxford, North Carolina;

(ii) the capital stock of Products Corporation and the subsidiary guarantors and 66% of the voting capital stock and 100% of the non-voting capital stock of Products Corporation's and the subsidiary guarantors' first-tier, non-U.S. subsidiaries;

(iii) intellectual property and other intangible property of Products Corporation and the subsidiary guarantors; and

(iv) inventory, accounts receivable, equipment, investment property and deposit accounts of Products Corporation and the subsidiary guarantors.

The liens on, among other things, inventory, accounts receivable, deposit accounts, investment property (other than the capital stock of Products Corporation and its subsidiaries), real property, equipment, fixtures and certain intangible property (the "Revolving Credit First Lien Collateral") secure the 2011 Revolving Credit Facility on a first priority basis, the 2011 Term Loan Facility on a second priority basis and Products Corporation's 9¾% Senior Secured Notes and the related guarantees on a third priority basis. The liens on the capital stock of Products Corporation and its subsidiaries and intellectual property and certain other intangible property (the "Term Loan First Lien Collateral") secure the 2011 Term Loan Facility on a first priority basis and the 2011 Revolving Credit Facility and the 9¾% Senior Secured Notes and the related guarantees on a second priority basis. Such arrangements are set forth in the Third Amended and Restated Intercreditor and Collateral Agency Agreement, dated as of March 11, 2010, by and among Products Corporation and CUSA, as administrative agent and as collateral agent for the benefit of the secured parties for the 2011 Term Loan Facility, 2011 Revolving Credit Facility and the 9¾% Senior Secured Notes (the "2010 Intercreditor Agreement"). The 2010 Intercreditor Agreement also provides that the liens referred to above may be shared from time to time, subject to certain limitations, with specified types of other obligations incurred or guaranteed by Products Corporation, such as foreign exchange and interest rate hedging obligations and foreign working capital lines.

The 2011 Credit Facilities contain various restrictive covenants prohibiting Products Corporation and its subsidiaries from:

(i) incurring additional indebtedness or guarantees, with certain exceptions;

(ii) making dividend and other payments or loans to Revlon, Inc. or other affiliates, with certain exceptions, including among others:

(a) exceptions permitting Products Corporation to pay dividends or make other payments to Revlon, Inc. to enable it to, among other things, pay expenses incidental to being a public holding company, including, among other things, professional fees such as legal, accounting and insurance fees, regulatory fees, such as SEC filing fees and NYSE listing fees, and other expenses related to being a public holding company;

(b) subject to certain circumstances, to finance the purchase by Revlon, Inc. of its Class A Common Stock in connection with the delivery of such Class A Common Stock to grantees under the Third Amended and Restated Revlon, Inc. Stock Plan and/or the payment of withholding taxes in connection with the vesting of restricted stock awards under such plan;

(c) subject to certain limitations, to pay dividends or make other payments to finance the purchase, redemption or other retirement for value by Revlon, Inc. of stock or other equity interests or equivalents in Revlon, Inc. held by any current or former director, employee or consultant in his or her capacity as such; and

(d) subject to certain limitations, to make other restricted payments to affiliates of Products Corporation in an amount up to $10 million per year (plus $10 million for each calendar year commencing with 2011), other restricted payments in an aggregate amount not to exceed $35 million and other restricted payments based upon certain financial tests.

(iii) creating liens or other encumbrances on Products Corporation's or its subsidiaries' assets or revenues, granting negative pledges or selling or transferring any of Products Corporation's or its subsidiaries' assets, all subject to certain limited exceptions;

(iv) with certain exceptions, engaging in merger or acquisition transactions;

(v) prepaying indebtedness and modifying the terms of certain indebtedness and specified material contractual obligations, subject to certain exceptions;

(vi) making investments, subject to certain exceptions; and

(vii) entering into transactions with affiliates of Products Corporation involving aggregate payments or consideration in excess of $10 million other than upon terms that are not materially less favorable when taken as a whole to Products Corporation or its subsidiaries as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's length dealings with an unrelated third person and where such payments or consideration exceed $20 million, unless such transaction has been approved by all of the independent directors of Products Corporation, subject to certain exceptions.

The events of default under the 2011 Credit Facilities include customary events of default for such types of agreements, including, among others:

(i) nonpayment of any principal, interest or other fees when due, subject in the case of interest and fees to a grace period;

(ii) non-compliance with the covenants in such 2011 Credit Facilities or the ancillary security documents, subject in certain instances to grace periods;

(iii) the institution of any bankruptcy, insolvency or similar proceedings by or against Products Corporation, any of Products Corporation's subsidiaries or Revlon, Inc., subject in certain instances to grace periods;

(all tabular amounts in millions, except share and per share amounts)

(iv) default by Revlon, Inc. or any of its subsidiaries (A) in the payment of certain indebtedness when due (whether at maturity or by acceleration) in excess of $25.0 million in aggregate principal amount or (B) in the observance or performance of any other agreement or condition relating to such debt, provided that the amount of debt involved is in excess of $25.0 million in aggregate principal amount, or the occurrence of any other event, the effect of which default referred to in this subclause (iv) is to cause or permit the holders of such debt to cause the acceleration of payment of such debt;

(v) in the case of the 2011 Term Loan Facility, a cross default under the 2011 Revolving Credit Facility, and in the case of the 2011 Revolving Credit Facility, a cross default under the 2011 Term Loan Facility;

(vi) the failure by Products Corporation, certain of Products Corporation's subsidiaries or Revlon, Inc. to pay certain material judgments;

(vii) a change of control such that (A) Revlon, Inc. shall cease to be the beneficial and record owner of 100% of Products Corporation's capital stock, (B) Ronald O. Perelman (or his estate, heirs, executors, administrator or other personal representative) and his or their controlled affiliates shall cease to "control" Products Corporation, and any other person or group of persons owns, directly or indirectly, more than 35% of the total voting power of Products Corporation, (C) any person or group of persons other than Ronald O. Perelman (or his estate, heirs, executors, administrator or other personal representative) and his or their controlled affiliates shall "control" Products Corporation or (D) during any period of two consecutive years, the directors serving on Products Corporation's Board of Directors at the beginning of such period (or other directors nominated by at least a majority of such continuing directors) shall cease to be a majority of the directors;

(viii) Revlon, Inc. shall have any meaningful assets or indebtedness or shall conduct any meaningful business other than its ownership of Products Corporation and such activities as are customary for a publicly-traded holding company which is not itself an operating company, in each case subject to limited exceptions; and

(ix) the failure of certain of Products Corporation's affiliates which hold Products Corporation's or its subsidiaries' indebtedness to be party to a valid and enforceable agreement prohibiting such affiliate from demanding or retaining payments in respect of such indebtedness, subject to certain exceptions, including as to Products Corporation's Senior Subordinated Term Loan.

If Products Corporation is in default under the senior secured leverage ratio under the 2011 Term Loan Facility or the consolidated fixed charge coverage ratio under the 2011 Revolving Credit Agreement, Products Corporation may cure such default by issuing certain equity securities to, or receiving capital contributions from, Revlon, Inc. and applying such cash which is deemed to increase EBITDA for the purpose of calculating the applicable ratio. Products Corporation may exercise this cure right two times in any four-quarter period.

Products Corporation was in compliance with all applicable covenants under the 2011 Term Loan Agreement and 2011 Revolving Credit Agreement upon closing the respective 2011 Refinancings and as of December 31, 2011. At December 31, 2011, the aggregate principal amount outstanding under the 2011 Term Loan Facility was $796 million and availability under the $140.0 million 2011 Revolving Credit Facility, based upon the calculated borrowing base less $11.1 million of outstanding undrawn letters of credit and nil then drawn on the 2011 Revolving Credit Facility, was $127.3 million.

(b) 2010 Credit Agreements

Products Corporation was in compliance with all applicable covenants under the 2010 Credit Agreements as of December 31, 2010. At December 31, 2010, the aggregate principal amount outstanding under the 2010 Term Loan Facility was $794.0 million and availability under the $140.0 million 2010 Revolving Credit Facility, based upon the calculated borrowing base less $21.2 million of outstanding undrawn letters of credit and nil then drawn on the 2010 Revolving Credit Facility, was $111.7 million.

(all tabular amounts in millions, except share and per share amounts)

(c) 9¾% Senior Secured Notes due 2015

In November 2009, Products Corporation issued and sold $330.0 million in aggregate principal amount of the 9¾% Senior Secured Notes due November 15, 2015 (the "9¾% Senior Secured Notes") in a private placement which was priced at 98.9% of par, receiving net proceeds (net of original issue discount and underwriters fees) of $319.8 million. Including the amortization of the original issue discount, the effective interest rate on the 9¾% Senior Secured Notes is 10%. In connection with and prior to the issuance of the 9¾% Senior Secured Notes, Products Corporation entered into amendments to the 2006 Credit Agreements to permit the issuance of the 9¾% Senior Secured Notes on a secured basis and incurred $4.7 million of related fees and expenses. The Company capitalized $4.5 million of such fees and expenses which was expensed upon the refinancing of the 2006 Credit Agreements in March 2010. In connection with consummating such refinancing, the Company incurred $10.5 million of fees and expenses related to the issuance of the 9¾% Senior Secured Notes, all of which the Company capitalized and which is being amortized over the remaining life of the 9¾% Senior Secured Notes.

The $319.8 million of net proceeds, together with $42.6 million of other cash and borrowings under the 2006 Revolving Credit Facility (prior to its complete refinancing in March 2010), were used to repay or redeem all of the $340.5 million aggregate principal amount outstanding of Products Corporation's 9½% Senior Notes due April 1, 2011, plus an aggregate of $21.9 million for accrued interest, applicable redemption and tender premiums and fees and expenses related to refinancing the 9½% Senior Notes, as well as the amendments to the 2006 Credit Agreements (prior to their complete refinancing in March 2010) required to permit such refinancing to be conducted on a secured basis. Pursuant to a registration rights agreement, in July 2010, all of the original privately-placed 9¾% Senior Secured Notes were exchanged for new 9¾% Senior Secured Notes due 2015 that were registered under the Securities Act, which new notes have substantially identical terms as the original notes, except that the new notes are registered with the SEC under the Securities Act and the transfer restrictions and registration rights applicable to the original notes do not apply to the new notes.

The 9¾% Senior Secured Notes were issued pursuant to an indenture, dated as of November 23, 2009 (the "9¾% Senior Secured Notes Indenture"), among Products Corporation, Revlon, Inc. and Products Corporation's domestic subsidiaries (subject to certain limited exceptions) (the "Subsidiary Guarantors" and, collectively with Revlon, Inc., the "Guarantors"), which Guarantors also currently guarantee Products Corporation's 2011 Credit Agreements, and U.S. Bank National Association, as trustee. The 9¾% Senior Secured Notes are supported by guarantees from the Guarantors.

The 9¾% Senior Secured Notes and the related guarantees are secured, subject to certain permitted liens:

- together with the obligations under the 2011 Revolving Credit Agreement (on an equal and ratable basis), by a second-priority lien on the collateral that is subject to a first-priority lien securing Products Corporation's obligations under the 2011 Term Loan Agreement (i.e., substantially all of Products Corporation's and the Subsidiary Guarantors' intellectual property and intangibles, all of the capital stock of Products Corporation and the Subsidiary Guarantors and 66% of the capital stock of Products Corporation's and the Subsidiary Guarantors' first-tier foreign subsidiaries and certain other assets of Products Corporation and the Subsidiary Guarantors (excluding the assets described below)), subject to certain limited exceptions; and

- by a third-priority lien on the collateral that is subject to a first-priority lien securing Products Corporation's obligations under the 2011 Revolving Credit Agreement (i.e., substantially all of Products Corporation's and the Subsidiary Guarantors' inventory, accounts receivable, equipment, investment property, deposit accounts and certain real estate), which collateral is also subject to a second-priority lien securing Products Corporation's obligations under the 2011 Term Loan Agreement, subject to certain limited exceptions.

(all tabular amounts in millions, except share and per share amounts)

The liens securing the 9¾% Senior Secured Notes and the related guarantees are subject to the provisions of an intercreditor agreement, which, among other things, governs the priority of the liens on the collateral securing the 9¾% Senior Secured Notes and provides different rights as to enforcement, procedural provisions and other similar matters for holders of liens securing Products Corporation's obligations under the 2011 Credit Agreements.

The 9¾% Senior Secured Notes are senior secured obligations of Products Corporation and rank pari passu in right of payment with all existing and future senior indebtedness of Products Corporation and the Guarantors, including the indebtedness under the 2011 Credit Agreements, and are senior in right of payment to all of Products Corporation's and the Guarantors' present and future indebtedness that is expressly subordinated in right of payment (including the Contributed Loan and the Non-Contributed Loan, as hereinafter defined). The 9¾% Senior Secured Notes are effectively subordinated to the outstanding indebtedness and other liabilities of Products Corporation's non-guarantor subsidiaries. The 9¾% Senior Secured Notes mature on November 15, 2015. Interest is payable on May 15 and November 15 of each year, beginning May 15, 2010.

The 9¾% Senior Secured Notes may be redeemed at the option of Products Corporation:

- in an amount up to an aggregate of 35% of the original principal amount issued under the 9¾% Senior Secured Notes Indenture, from time to time prior to November 15, 2012, with the proceeds of certain equity offerings, at a purchase price equal to 109.75% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption;
- in whole or in part at any time prior to November 15, 2012 at a redemption price equal to the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, plus the applicable premium (as specified in the 9¾% Senior Secured Notes Indenture); and
- in whole or in part at any time after November 15, 2012 at various fixed prices specified in the 9¾% Senior Secured Notes Indenture.

Upon a Change in Control (as defined in the 9¾% Senior Secured Notes Indenture), subject to certain conditions, each holder of the 9¾% Senior Secured Notes will have the right to require Products Corporation to repurchase all or a portion of such holder's 9¾% Senior Secured Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

The 9¾% Senior Secured Notes Indenture contains covenants that, among other things, limit (i) the issuance of additional debt and redeemable stock by Products Corporation; (ii) the incurrence of liens; (iii) the issuance of debt and preferred stock by Products Corporation's subsidiaries; (iv) the payment of dividends on capital stock of Products Corporation and its subsidiaries and the redemption of capital stock of Products Corporation and certain subordinated obligations; (v) the sale of assets and subsidiary stock by Products Corporation; (vi) transactions with affiliates of Products Corporation; (vii) consolidations, mergers and transfers of all or substantially all of Products Corporation's assets; and (viii) certain restrictions on transfers of assets by or distributions from subsidiaries of Products Corporation. All of these limitations and prohibitions, however, are subject to a number of qualifications and exceptions, which are specified in the 9¾% Senior Secured Notes Indenture.

The 9¾% Senior Secured Notes Indenture contains customary events of default for debt instruments of such type and includes a cross acceleration provision which provides that it shall be an event of default if any debt (as defined in such indenture) of Products Corporation or any of its significant subsidiaries (as defined in such indenture) is not paid within any applicable grace period after final maturity or is accelerated by the holders of such debt because of a default and the total principal amount of the portion of such debt that is unpaid or accelerated exceeds $25.0 million and such default continues for 10 days after notice from the trustee under such indenture. If any such event of default occurs, the trustee under such indenture or the holders of at least 30% in

(all tabular amounts in millions, except share and per share amounts)

aggregate principal amount of the outstanding notes under such indenture may declare all such notes to be due and payable immediately, provided that the holders of a majority in aggregate principal amount of the outstanding notes under such indenture may, by notice to the trustee, waive any such default or event of default and its consequences under such indenture.

(d) Senior Subordinated Term Loan Agreement

In January 2008, Products Corporation entered into the Senior Subordinated Term Loan Agreement with MacAndrews & Forbes and on February 1, 2008 used the $170.0 million of proceeds from such loan to repay in full the $167.4 million remaining aggregate principal amount of Products Corporation's 8⅝% Senior Subordinated Notes, which matured on February 1, 2008, and to pay $2.55 million of related fees and expenses. In connection with such repayment, Products Corporation also used cash on hand to pay $7.2 million of accrued and unpaid interest due on the 8⅝% Senior Subordinated Notes up to, but not including, the February 1, 2008 maturity date.

In September 2008, Products Corporation used $63.0 million of the net proceeds from the July 2008 sale of the Company's Bozzano businsess in Brazil to partially repay $63.0 million of the outstanding aggregate principal amount of the Senior Subordinated Term Loan. Following such partial repayment, there remained outstanding $107.0 million in aggregate principal amount under such loan. Upon consummation of the 2009 Exchange Offer (as hereinafter defined), MacAndrews & Forbes contributed to Revlon, Inc. $48.6 million of the $107.0 million aggregate outstanding principal amount of the Senior Subordinated Term Loan made by MacAndrews & Forbes to Products Corporation (the "Contributed Loan") and the terms of the Senior Subordinated Term Loan Agreement were amended to extend the maturity date of the Contributed Loan which remains owing from Products Corporation to Revlon, Inc. from August 2010 to October 8, 2013 and to change the annual interest rate on the Contributed Loan from 11% to 12.75%. The $48.6 million Contributed Loan represented $5.21 of outstanding principal amount under the Senior Subordinated Term Loan for each of the 9,336,905 shares of Class A Common Stock exchanged in the 2009 Exchange Offer, in which Revlon, Inc. issued to MacAndrews & Forbes 9,336,905 shares of Class A Common Stock at a ratio of one share of Class A Common Stock for each $5.21 of outstanding principal amount of the Senior Subordinated Term Loan contributed to Revlon, Inc. Upon consummation of the 2009 Exchange Offer, the terms of the Senior Subordinated Term Loan Agreement were also amended to extend the maturity date of the $58.4 million principal amount of the Senior Subordinated Term Loan which remains owing from Products Corporation to MacAndrews & Forbes (the "Non-Contributed Loan") from August 2010 to October 8, 2014 and to change the annual interest rate on the Non-Contributed Loan from 11% to 12%.

Interest under the Senior Subordinated Term Loan is payable in arrears in cash on January 8, April 8, July 8 and October 8 of each year. Pursuant to the terms of the Senior Subordinated Term Loan, Products Corporation may, at its option, prepay such loan, in whole or in part (together with accrued and unpaid interest), at any time prior to its respective maturity dates without premium or penalty, provided that prior to such loan's respective maturity dates all shares of Revlon, Inc.'s Preferred Stock (as hereinafter defined) have been or are being concurrently redeemed and all payments due thereon are paid in full or are concurrently being paid in full.

The Senior Subordinated Term Loan is an unsecured obligation of Products Corporation and is subordinated in right of payment to all existing and future senior debt of Products Corporation, currently including indebtedness under (i) Products Corporation's 2011 Credit Agreements, and (ii) Products Corporation's 9¾% Senior Secured Notes. The Senior Subordinated Term Loan has the right to payment equal in right of payment with any present and future senior subordinated indebtedness of Products Corporation.

The Senior Subordinated Term Loan Agreement contains covenants (other than the subordination provisions discussed above) that limit the ability of Products Corporation and its subsidiaries to, among other things, incur additional indebtedness, pay dividends on or redeem or repurchase stock, engage in certain asset sales, make

(all tabular amounts in millions, except share and per share amounts)

certain types of investments and other restricted payments, engage in certain transactions with affiliates, restrict dividends or payments from subsidiaries and create liens on their assets. All of these limitations and prohibitions, however, are subject to a number of important qualifications and exceptions.

The Senior Subordinated Term Loan Agreement includes a cross acceleration provision which provides that it shall be an event of default under such agreement if any debt (as defined in such agreement) of Products Corporation or any of its significant subsidiaries (as defined in such agreement) is not paid within any applicable grace period after final maturity or is accelerated by the holders of such debt because of a default and the total principal amount of the portion of such debt that is unpaid or accelerated exceeds $25.0 million and such default continues for 10 days after notice from MacAndrews & Forbes. If any such event of default occurs, MacAndrews & Forbes may declare the Senior Subordinated Term Loan to be due and payable immediately.

The Senior Subordinated Term Loan Agreement also contains other customary events of default for loan agreements of such type, including, subject to applicable grace periods, nonpayment of any principal or interest when due under such agreement, non-compliance with any of the material covenants in such agreement, any representation or warranty being incorrect, false or misleading in any material respect, or the occurrence of certain bankruptcy, insolvency or similar proceedings by or against Products Corporation or any of its significant subsidiaries.

Upon any change of control (as defined in the Senior Subordinated Term Loan Agreement), Products Corporation is required to repay the Senior Subordinated Term Loan in full, provided that prior to such loan's respective maturity dates all shares of Revlon, Inc.'s Preferred Stock have been or are being concurrently redeemed and all payments due thereon are paid in full or are concurrently being paid in full, after fulfilling an offer to repay Products Corporation's 9¾% Senior Secured Notes and to the extent permitted by Products Corporation's 2011 Credit Agreements.

In connection with the closing of the Senior Subordinated Term Loan, Revlon, Inc. and MacAndrews & Forbes entered into a letter agreement in January 2008 pursuant to which Revlon, Inc. agreed that if Revlon, Inc. conducts any equity offering before the full payment of such loan, and if MacAndrews & Forbes and/or its affiliates elects to participate in any such offering, MacAndrews & Forbes and/or its affiliates may pay for any shares it acquires in such offering either in cash or by tendering debt valued at its face amount under the Non-Contributed Loan, including any accrued but unpaid interest, on a dollar for dollar basis or in any combination of cash and such debt. Revlon, Inc. is under no obligation to conduct an equity offering and MacAndrews & Forbes and its affiliates are under no obligation to subscribe for shares should Revlon, Inc. elect to conduct an equity offering.

(e) Redeemable Preferred Stock

In October 2009, Revlon, Inc. consummated a voluntary exchange offer transaction (the "2009 Exchange Offer') in which each issued and outstanding share of Revlon, Inc.'s Class A Common Stock was exchangeable on a one-for-one basis for a newly-issued series of Revlon, Inc.'s Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Revlon, Inc. issued to stockholders (other than MacAndrews & Forbes and its affiliates) 9,336,905 shares of Preferred Stock in exchange for the same number of shares of Class A Common Stock exchanged in the 2009 Exchange Offer. The Preferred Stock was initially recorded by Revlon, Inc. as a long-term liability at its fair value of $47.9 million. The total amount to be paid by Revlon, Inc. at maturity is approximately $48.6 million, which represents the $5.21 liquidation preference for each of the 9,336,905 shares of Preferred Stock issued in the 2009 Exchange Offer (the "Liquidation Preference").

Each share of Preferred Stock issued in the 2009 Exchange Offer has a Liquidation Preference of $5.21 per share, is entitled to receive a 12.75% annual dividend payable quarterly in cash (the "Regular Dividend") and is mandatorily redeemable for $5.21 in cash on October 8, 2013. Each share of Preferred Stock entitles its holder to receive cash payments of approximately $7.87 over the four-year term of the Preferred Stock, through the

(all tabular amounts in millions, except share and per share amounts)

quarterly payment of 12.75% annual cash dividends and a $5.21 per share Liquidation Preference at maturity (assuming Revlon, Inc. does not engage in one of certain specified change of control transactions), in each case to the extent that Revlon, Inc. has lawfully available funds to effect such payments. If Revlon, Inc. engages in one of certain specified change of control transactions (not including any transaction with MacAndrews & Forbes) within three years of consummation of the 2009 Exchange Offer, the holders of the Preferred Stock will have the right to receive a special dividend if the per share equity value of the Company in the change of control transaction is higher than the Liquidation Preference plus paid and accrued and unpaid dividends on the Preferred Stock, capped at an amount that would provide aggregate cash payments of up to $12.00 per share, as further described below.

The terms of Revlon, Inc.'s Preferred Stock, with 25 million authorized shares, principally provide as follows: The Preferred Stock ranks senior to Revlon, Inc.'s Class A Common Stock and Class B Common Stock with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of Revlon, Inc. Revlon, Inc. may authorize, create and issue additional shares of preferred stock that may rank junior to, on parity with or senior to the issued Preferred Stock with respect to dividend distributions and distributions upon liquidation, winding up or dissolution without the consent of the holders of the issued Preferred Stock. Holders of the Preferred Stock are entitled to receive, out of legally available funds, cumulative preferential dividends accruing at a rate of 12.75% of the Liquidation Preference (as referred to below) annually, payable quarterly in cash. Holders of Preferred Stock are also entitled to receive upon a change of control (as defined in the certificate of designation of the Preferred Stock) transaction through October 8, 2012, a pro rata portion of the equity value received in such transaction, capped at an amount that would provide aggregate cash payments of $12.00 per share over the term of the Preferred Stock. If the equity value received in the change of control transaction is greater than or equal to $12.00 per share, then each holder of Preferred Stock will be entitled to receive an amount equal to $12.00 minus the Liquidation Preference minus any paid and/or accrued and unpaid dividends on the Preferred Stock. If the per share equity value received in the change of control transaction is less than $12.00, then each holder of Preferred Stock is entitled to receive an amount equal to such per share equity value minus the Liquidation Preference minus any paid and/or accrued and unpaid dividends on the Preferred Stock. If the per share equity value received in the change of control transaction does not exceed the Liquidation Preference plus any paid and/or accrued and unpaid dividends, then each holder of the Preferred Stock is not entitled to an additional payment upon any such change of control transaction (the foregoing payments being the "Change of Control Amount"). In the event that Revlon, Inc. fails to pay any required dividends on the Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of the Preferred Stock upon redemption. In addition, during any period when Revlon, Inc. has failed to pay a dividend and until all unpaid dividends have been paid in full, Revlon, Inc. is prohibited from paying dividends or distributions on any shares of stock that rank junior to the Preferred Stock (including Revlon, Inc.'s Common Stock), other than dividends or distributions payable in shares of stock that rank junior to the Preferred Stock. Holders of the Preferred Stock are entitled to a Liquidation Preference of $5.21 per share in the event of any liquidation, dissolution or winding up of Revlon, Inc., plus an amount equal to the accumulated and unpaid dividends thereon. If the assets are not sufficient to pay the full Liquidation Preference to both the holders of the Preferred Stock and holders of stock that ranks on parity with the Preferred Stock with respect to distributions and distributions upon any liquidation, winding up or dissolution of Revlon, Inc., the holders of both the Preferred Stock and such parity stock will share ratably in the distribution of assets. The Preferred Stock does not have preemptive rights. To the extent that Revlon, Inc. has lawfully available funds to effect such redemption, Revlon, Inc. is required to redeem the Preferred Stock on the earlier of (i) October 8, 2013 and (ii) the consummation of a change of control transaction. Revlon, Inc. does not have the right to redeem any shares of the Preferred Stock at its option. So long as shares of the Preferred Stock remain outstanding, if Revlon, Inc. issues any shares of common stock or preferred stock to MacAndrews & Forbes or any of its affiliates at a price per share that is lower than the then-current fair market value of such stock on the date of any such issuance, then an appropriate adjustment to the amount payable to the holders of the Preferred Stock upon a change of control

(all tabular amounts in millions, except share and per share amounts)

transaction before October 8, 2012 will be made to reflect the aggregate difference between the issuance price per share and such then-current fair market value. However, no adjustment will be made as a result of:

(i) any securities offerings by Revlon, Inc. (including any rights offering), in which the same security is offered to all holders of the applicable class of securities or series of stock on a pro rata basis;

(ii) the declaration or payment of any dividends or distributions to the holders of all of then-outstanding classes of equity securities of Revlon, Inc. on a pro rata basis;

(iii) any issuance by reclassification of securities of Revlon, Inc.;

(iv) the issuance of any securities of Revlon, Inc. (including upon the exercise of options or rights) or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by Revlon, Inc. or any of its subsidiaries or as full or partial consideration in connection with any acquisition by Revlon, Inc. or its subsidiaries; or

(v) the issuance of any securities of Revlon, Inc. pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of October 8, 2009.

The form of the adjustment will be determined in good faith by a majority of the independent members of Revlon, Inc.'s Board of Directors, and will be binding and conclusive on all holders of the Preferred Stock. The Preferred Stock generally has the same voting rights as the Class A Common Stock, except that the holders of Preferred Stock will not be entitled to vote on any merger, combination or similar transaction in which the holders of Preferred Stock either (i) retain their shares of Preferred Stock or (ii) receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Preferred Stock than, the terms of the Preferred Stock as long as, in any such case, the surviving or resulting company of any such merger, combination or similar transaction is not materially less creditworthy than Revlon, Inc. was immediately prior to the consummation of any such transaction.

In accordance with the terms of the certificate of designation of the Preferred Stock, during 2011, Revlon, Inc. paid to holders of record of the Preferred Stock an aggregate of $6.2 million of regular quarterly dividends on the Preferred Stock (at an annual rate of 12.75% of the $5.21 per share Liquidation Preference, the "Regular Dividend"). In addition, on January 9, 2012, Revlon, Inc. paid to holders of record of the Preferred Stock at the close of business on December 28, 2011 the Regular Dividend in the amount of $0.165569 per share, or approximately $1.5 million in the aggregate, for the period from October 10, 2011 through January 9, 2012.

Long-Term Debt Maturities

The aggregate amounts of contractual long-term debt maturities at December 31, 2011 in the years 2012 through 2016 and thereafter are as follows:

Years ended December 31,	Long-term debt maturities
2012	$ 8.0 (a)
2013	8.0 (a)(b)
2014	66.4 (c)
2015	338.0 (d)
2016	8.0 (e)
Thereafter	756.0 (f)
Total long-term debt	$ 1,184.4
Discounts	(11.0)
Total long-term debt, net of discounts	$ 1,173.4

(all tabular amounts in millions, except share and per share amounts)

(a) Amount refers to the quarterly amortization payments required under the 2011 Term Loan Facility.

(b) Amount does not include the $48.6 million of Preferred Stock which is required to be redeemed on the earlier of (i) October 8, 2013 and (ii) the consummation of certain change of control transactions. (See "Redeemable Preferred Stock" in this Note 9).

(c) Amount refers to the quarterly amortization payments required under the 2011 Term Loan Facility and the aggregate principal amount outstanding under the Non-Contributed Loan. Pursuant to the terms of the 2009 Exchange Offer, the maturity date of the Non-Contributed Loan which remains owing from Products Corporation to MacAndrews & Forbes was extended from August 2010 to October 8, 2014.

(d) Amount refers to the quarterly amortization payments required under the 2011 Term Loan Facility and the principal balance due on the 9¾% Senior Secured Notes which mature on November 15, 2015. The difference between this amount and the carrying amount of the 9¾% Senior Secured Notes is due to the issuance of the $330.0 million in aggregate principal amount of the 9¾% Senior Secured Notes at a discount, which was priced at 98.9% of par.

(e) Amount refers to the quarterly amortization payments required under the 2011 Term Loan Facility. Amount excludes amounts available under the 2011 Revolving Credit Facility which matures on June 16, 2016, which was undrawn as of December 31, 2011.

(f) Amount refers to the aggregate principal amount expected to be outstanding under the 2011 Term Loan Facility on its November 19, 2017 maturity date. The difference between this amount and the carrying amounts of the 2011 Term Loan Facility is due to the issuance of the $800.0 million in aggregate principal amount of the 2011 Term Loan Facility at a discount, which was priced at 99.5% of par.

10. FAIR VALUE MEASUREMENTS

Assets and liabilities are required to be categorized into three levels of fair value based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing the fair value measurement of assets and liabilities are as follows:

- Level 1: Fair valuing the asset or liability using observable inputs, such as quoted prices in active markets for identical assets or liabilities;
- Level 2: Fair valuing the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and
- Level 3: Fair valuing the asset or liability using unobservable inputs that reflect the Company's own assumptions regarding the applicable asset or liability.

(all tabular amounts in millions, except share and per share amounts)

As of December 31, 2011, the fair values of the Company's financial assets and liabilities, namely its FX Contracts and Preferred Stock, are categorized in the table below:

	Total	Level 1	Level 2	Level 3
Assets				
Derivatives:				
FX Contracts[a]	$ 0.2	$ -	$ 0.2	$ -
Total assets at fair value	$ 0.2	$ -	$ 0.2	$ -
Liabilities				
Derivatives:				
FX Contracts[a]	$ 0.8	$ -	$ 0.8	$ -
Redeemable Preferred Stock (Change of Control Amount)[b]	0.2	-	-	0.2
Total liabilities at fair value	$ 1.0	$ -	$ 0.8	$ 0.2

As of December 31, 2010, the fair values of the Company's financial assets and liabilities, namely its FX Contracts and Preferred Stock, are categorized in the table below:

	Total	Level 1	Level 2	Level 3
Assets				
Derivatives:				
FX Contracts[a]	$ 0.2	$ -	$ 0.2	$ -
Total assets at fair value	$ 0.2	$ -	$ 0.2	$ -
Liabilities				
Derivatives:				
FX Contracts[a]	$ 2.1	$ -	$ 2.1	$ -
Redeemable Preferred Stock (Change of Control Amount)[b]	0.2	-	-	0.2
Total liabilities at fair value	$ 2.3	$ -	$ 2.1	$ 0.2

[a] The fair value of the Company's FX Contracts was measured based on observable market transactions of spot and forward rates at December 31, 2011 and 2010. (See Note 11, "Financial Instruments.")

[b] Upon consummation of the 2009 Exchange Offer, Revlon, Inc. initially recorded the Preferred Stock as a long-term liability at a fair value of $47.9 million (see Note 9, "Long-Term Debt and Redeemable Preferred Stock"), which was comprised of two components:

- *Liquidation Preference:* Upon initial valuation of the Preferred Stock, the total amount to be paid by Revlon, Inc. at maturity is approximately $48.6 million, which represents the $5.21 Liquidation Preference for each of the 9,336,905 shares of Preferred Stock issued in the 2009 Exchange Offer. The Liquidation Preference was initially measured at fair value based on the yield to maturity of the $48.6 million Contributed Loan, adjusted for an estimated average subordination premium for subordinated note issues. The Liquidation Preference is subsequently measured at the present value of the amount to be paid at maturity, accruing interest cost using the rate implicit at the issuance date since both the amount to be paid and the maturity date are fixed.

(all tabular amounts in millions, except share and per share amounts)

- *Change of Control Amount:* Holders of the Preferred Stock are entitled to receive upon a change of control transaction (as defined in the certificate of designation of the Preferred Stock) through October 8, 2012, a pro rata portion of the equity value received in such transaction, capped at an amount that would provide aggregate cash payments of $12.00 per share over the term of the Preferred Stock. If the equity value received in the change of control transaction is greater than or equal to $12.00 per share, then each holder of Preferred Stock will be entitled to receive an amount equal to $12.00 minus the Liquidation Preference minus any paid and/or accrued and unpaid dividend on the Preferred Stock. If the per share equity value received in the change of control transaction is less than $12.00, then each holder of Preferred Stock is entitled to receive an amount equal to such per share equity value minus the Liquidation Preference minus any paid and/or accrued and unpaid dividend on the Preferred Stock. If the per share equity value received in the change of control transaction does not exceed the Liquidation Preference plus any paid and/or accrued and unpaid dividend, then each holder of the Preferred Stock is not entitled to an additional payment upon any such change of control transaction (the foregoing payments being the "Change of Control Amount"). The fair value of the Change of Control Amount of the Preferred Stock, which is deemed to be a Level 3 liability, is based on the Company's assessment of the likelihood of the occurrence of specified change of control transactions within three years of the consummation of the 2009 Exchange Offer. There was no change in the fair value of the Change in Control Amount from the initial valuation performed upon the October 2009 consummation of the 2009 Exchange Offer through December 31, 2011.

11. FINANCIAL INSTRUMENTS

The fair value of the Company's debt, including the current portion of long-term debt and Preferred Stock, is based on the quoted market prices for the same issues or on the current rates offered for debt of similar remaining maturities. The estimated fair value of the Company's debt and Preferred Stock at December 31, 2011 was $1,240.6 million, which was more than the carrying values of such debt and Preferred Stock at December 31, 2011 of $1,221.8 million. The estimated fair value of such debt and Preferred Stock at December 31, 2010 was $1,259.6 million, which was more than the carrying values of such debt and Preferred Stock at December 31, 2010 of $1,215.4 million.

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, notes receivable, accounts payable and short-term borrowings approximate their fair values.

Products Corporation also maintains standby and trade letters of credit for various corporate purposes under which Products Corporation is obligated, of which $11.1 million and $21.2 million (including amounts available under credit agreements in effect at that time) were maintained at December 31, 2011 and 2010, respectively. Included in these amounts is $9.1 million at both December 31, 2011 and 2010, in standby letters of credit which support Products Corporation's self-insurance programs. The estimated liability under such programs is accrued by Products Corporation.

Derivative Financial Instruments

The Company uses derivative financial instruments, primarily (1) FX Contracts, intended for the purpose of managing foreign currency exchange risk by reducing the effects of fluctuations in foreign currency exchange rates on the Company's net cash flows and (2) interest rate hedging transactions intended for the purpose of managing interest rate risk associated with Products Corporation's variable rate indebtedness.

(all tabular amounts in millions, except share and per share amounts)

Foreign Currency Forward Exchange Contracts

The FX Contracts are entered into primarily to hedge the anticipated net cash flows resulting from inventory purchases and intercompany payments denominated in currencies other than the local currencies of the Company's foreign and domestic operations and generally have maturities of less than one year.

The U.S. dollar notional amount of the FX Contracts outstanding at December 31, 2011 and 2010 was $58.4 million and $46.0 million, respectively.

While the Company may be exposed to credit loss in the event of the counterparty's non-performance, the Company's exposure is limited to the net amount that Products Corporation would have received, if any, from the counterparty over the remaining balance of the terms of the FX Contracts. The Company does not anticipate any non-performance and, furthermore, even in the case of any non-performance by the counterparty, the Company expects that any such loss would not be material.

Interest Rate Swap

Prior to its expiration in April 2010, the Company's floating-to-fixed interest rate swap had a notional amount of $150.0 million initially relating to indebtedness under Products Corporation's former 2006 Term Loan Facility (prior to its complete refinancing in March 2010) and which also related, through such swap's expiration in April 2010, to a notional amount of $150.0 million relating to indebtedness under Products Corporation's 2010 Term Loan Facility (the "2008 Interest Rate Swap"). Under the terms of the 2008 Interest Rate Swap, Products Corporation was required to pay to the counterparty a quarterly fixed interest rate of 2.66% on the $150.0 million notional amount under the 2008 Interest Rate Swap (which, based upon the 4.0% applicable margin, effectively fixed the interest rate on such notional amounts at 6.66% for the 2-year term of such swap), commencing in July 2008, while receiving a variable interest rate payment from the counterparty equal to three-month U.S. dollar LIBOR.

The 2008 Interest Rate Swap was initially designated as a cash flow hedge of the variable interest rate payments on Products Corporation's former 2006 Term Loan Facility (prior to its complete refinancing in March 2010). However, as a result of the 2010 Refinancing, effective March 11, 2010 (the closing date of such refinancing), the 2008 Interest Rate Swap no longer met the criteria to allow for the deferral of the effective portion of unrecognized hedging gains or losses in other comprehensive income, as the scheduled variable interest payment specified on the date originally documented at the inception of the hedge were not to occur. As a result, as of March 11, 2010, the Company reclassified an unrecognized loss of $0.8 million from Accumulated Other Comprehensive Loss into earnings.

Quantitative Information – Derivative Financial Instruments

The effects of the Company's derivative instruments on its consolidated financial statements were as follows:

(a) Fair Value of Derivative Financial Instruments in the Consolidated Balance Sheet at December 31, 2011 and 2010:

	Fair Values of Derivative Instruments as of December 31,					
	Assets			**Liabilities**		
Derivatives:	**Balance Sheet Classification**	**2011 Fair Value**	**2010 Fair Value**	**Balance Sheet Classification**	**2011 Fair Value**	**2010 Fair Value**
Derivatives not designated as hedging instruments:						
FX contracts [(a)]	Prepaid expenses	$ 0.2	$ 0.2	Accrued expenses	$ 0.8	$ 2.1

(all tabular amounts in millions, except share and per share amounts)

(a) The fair values of the FX Contracts at December 31, 2011 and 2010 were determined by using observable market transactions of spot and forward rates at December 31, 2011 and 2010.

(b) Effects of Derivative Financial Instruments on Income and Other Comprehensive Income (Loss) ("OCI") for 2011, 2010 and 2009:

	Derivative Instruments Gain (Loss) Effect on Consolidated Statements of Income and OCI for the year ended December 31,						
	Amount of Gain (Loss) Recognized OCI (Effective Portion)			Income Statement Classification of Gain (Loss) Reclassified from OCI to Income	Amount of Gain (Loss) Reclassified from OCI to Income (Effective Portion)		
	2011	2010	2009		2011	2010	2009
Derivatives designated as hedging instruments:							
2008 Interest Rate Swap[(a)] ...	$ -	$ -	$ (1.7)	Interest Expense	$ -	$ (0.9)	$ (5.0)
	Amount of Gain (Loss) Recognized in Foreign Currency (Gains) Losses, Net			Income Statement Classification of Gain (Loss) Reclassified from OCI to Income	Amount of Gain (Loss) Recognized in Interest Expense (Ineffective Portion)		
	2011	2010	2009		2011	2010	2009
Derivatives not designated as hedging instruments:							
FX Contracts	$ (1.1)	$ (3.1)	$ (5.9)				
2008 Interest Rate Swap[(a)] ...	-	-	-	Interest Expense	$ -	$ (0.8)	$ -
	$ (1.1)	$ (3.1)	$ (5.9)		$ -	$ (0.8)	$ -

(a) Effective March 11, 2010 (the closing date of the 2010 Refinancing), the 2008 Interest Rate Swap, which expired in April 2010, was no longer designated as a cash flow hedge. (See "Interest Rate Swap" in this Note 11).

(all tabular amounts in millions, except share and per share amounts)

12. INCOME TAXES

The Company's income before income taxes and the applicable provision for (benefit from) income taxes are as follows:

	Year Ended December 31,		
	2011	2010	2009
Income from continuing operations before income taxes:			
United States	$ 48.9	$ 31.3	$ 24.6
Foreign	40.7	48.5	32.2
	$ 89.6	$ 79.8	$ 56.8
Provision for (benefit from) income taxes:			
United States federal	$ 34.4	$ (219.4)	$ 0.3
State and local	(3.6)	(44.5)	(2.1)
Foreign	6.0	16.7	10.1
	$ 36.8	$ (247.2)	$ 8.3
Current:			
United States federal	$ 0.9	$ 0.9	$ 0.3
State and local	0.8	(4.3)	(2.1)
Foreign	21.7	15.5	11.3
	23.4	12.1	9.5
Deferred:			
United States federal	60.1	(211.1)	13.2
State and local	(1.3)	(38.4)	2.1
Foreign	(14.4)	4.4	0.8
	44.4	(245.1)	16.1
Benefits of operating loss carryforwards:			
United States federal	(26.6)	(9.2)	(13.2)
State and local	(3.1)	(1.8)	(2.1)
Foreign	(1.3)	(3.2)	(2.0)
	(31.0)	(14.2)	(17.3)
	$ 36.8	$ (247.2)	$ 8.3

The actual tax on income before income taxes is reconciled to the applicable statutory federal income tax rate as follows:

	Year Ended December 31,		
	2011	2010	2009
Computed expected tax expense	$ 31.4	$ 27.9	$ 19.9
State and local taxes, net of U.S. federal income tax benefit	(2.4)	(0.1)	(1.4)
Foreign and U.S. tax effects attributable to operations outside the U.S.	3.8	(5.1)	(2.1)
Reduction in valuation allowance	(16.9)	(292.2)	(26.5)
Foreign dividends and earnings taxable in the U.S.	15.2	14.5	14.4
Other	5.7	7.8	4.0
Tax expense	$ 36.8	$ (247.2)	$ 8.3

(all tabular amounts in millions, except share and per share amounts)

Deferred taxes are the result of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities at December 31, 2011 and 2010 were comprised of the following:

	December 31,	
	2011	2010
Deferred tax assets:		
Inventories	$ 3.6	$ 3.5
Net operating loss carryforwards - U.S.	185.8	186.4
Net operating loss carryforwards – foreign	82.8	83.1
Employee benefits	101.1	76.0
State and local taxes	2.2	2.2
Sales related reserves	32.9	29.1
Foreign currency translation adjustment	(1.8)	-
Other	32.9	29.0
Total gross deferred tax assets	439.5	409.3
Less valuation allowance	(120.0)	(113.0)
Total deferred tax assets, net of valuation allowance	319.5	296.3
Deferred tax liabilities:		
Plant, equipment and other assets	(17.6)	(15.4)
Other	(20.4)	(12.3)
Total gross deferred tax liabilities	(38.0)	(27.7)
Net deferred tax assets	$ 281.5	$ 268.6

As previously disclosed, in assessing the recoverability of its deferred tax assets, management regularly considers whether some portion or all of the deferred tax assets will not be realized based on the recognition threshold and measurement of a tax position. The ultimate realization of deferred tax assets is generally dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Based upon the level of historical taxable losses for certain jurisdictions outside the U.S., the Company had maintained a deferred tax valuation allowance against its deferred tax assets. As of December 31, 2011, the Company experienced improved earnings trends and had cumulative taxable income in such jurisdictions. As a result of such earnings trends and the Company's tax position, and based upon the Company's projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at December 31, 2011 in such jurisdictions. Therefore, at December 31, 2011, the Company realized a non-cash benefit of $16.9 million related to a reduction of the Company's deferred tax valuation allowance on its net deferred tax assets for certain jurisdictions outside the U.S. The Company reflected this benefit in the tax provision and this non-cash benefit increased net income at December 31, 2011.

Based upon the level of historical taxable losses for the U.S., the Company maintained a deferred tax valuation allowance against its deferred tax assets in the U.S. As of December 31, 2010, the Company experienced improved earnings trends and had cumulative taxable income. As a result of such earnings trends and the Company's tax position, and based upon the Company's projections for future taxable income over the periods in which the deferred tax assets were recoverable, management believed that it was more likely than not that the Company would realize the benefits of the net deferred tax assets existing at December 31, 2010. Therefore, at December 31, 2010, the Company realized a non-cash benefit of $260.6 million related to a

(all tabular amounts in millions, except share and per share amounts)

reduction of the Company's deferred tax valuation allowance on its net U.S. deferred tax assets at December 31, 2010. The Company reflected this benefit in the tax provision and this non-cash benefit increased net income at December 31, 2010.

A valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more-likely-than-not that the deferred tax assets will not be realized. At December 31, 2011, the deferred tax valuation allowance primarily represents amounts for foreign tax loss carryforwards and certain U.S. state and local tax loss carryforwards. The deferred tax valuation allowance increased by $7.0 million during 2011 and decreased by $301.3 million during 2010. The increase in the deferred tax valuation allowance during 2011 was primarily driven by certain state and local tax loss carryforwards in the U.S., partially offset by the reduction of the valuation allowance with respect to the deferred tax assets for certain jurisdictions outside the U.S., as noted above. The primary driver of the decrease in the deferred tax valuation allowance during 2010 was the reduction of the valuation allowance with respect to the deferred tax assets in the U.S., as noted above.

After December 31, 2011, the Company has tax loss carryforwards of approximately $667.2 million, of which $287.2 million are foreign and $380.0 million are domestic. The losses expire in future years as follows: 2012-$7.7 million; 2013-$11.5 million; 2014-$27.6 million; 2015 and beyond-$436.6 million; and unlimited-$183.8 million. The Company could receive the benefit of such tax loss carryforwards only to the extent it has taxable income during the carryforward periods in the applicable tax jurisdictions. As of December 31, 2011, there were no consolidated federal net operating losses available from the MacAndrews & Forbes Group (as hereinafter defined) from periods prior to the March 25, 2004 deconsolidation (as described below).

The Company remains subject to examination of its income tax returns in various jurisdictions including, without limitation, the U.S. (federal), for tax years ended December 31, 2008 through December 31, 2010, and Australia and South Africa, for tax years ended December 31, 2007 through December 31, 2010. The Company classifies interest and penalties as a component of the provision for income taxes in the consolidated statements of income. During the years ended December 31, 2011 and 2010, the Company recognized in the Consolidated Statements of Income an increase of $1.0 million and a reduction of $5.6 million, respectively, in accrued interest and penalties.

At December 31, 2011 and 2010, the Company had unrecognized tax benefits of $46.0 million and $44.1 million, respectively, including $12.7 million and $12.3 million, respectively, of accrued interest and penalties. All of the unrecognized tax benefits, to the extent reduced and unutilized in future periods, would affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance at January 1, 2010	$ 49.3
Increase based on tax positions taken in a prior year	9.9
Decrease based on tax positions taken in a prior year	(16.1)
Increase based on tax positions taken in the current year	7.4
Decrease resulting from the lapse of statutes of limitations	(6.4)
Balance at December 31, 2010	$ 44.1
Increase based on tax positions taken in a prior year	5.1
Decrease based on tax positions taken in a prior year	(3.7)
Increase based on tax positions taken in the current year	6.3
Decrease related to settlements with taxing authorities and changes in law	(1.0)
Decrease resulting from the lapse of statutes of limitations	(4.8)
Balance at December 31, 2011	$ 46.0

(all tabular amounts in millions, except share and per share amounts)

In addition, the Company believes that it is reasonably possible that its unrecognized tax benefits during 2012 will increase by approximately $4 million as a result of changes in various tax positions, each of which is individually insignificant.

The Company has not provided for U.S. federal income taxes and foreign withholding taxes on $74.4 million of foreign subsidiaries' cumulative undistributed earnings as of December 31, 2011 because such earnings are intended to be indefinitely reinvested overseas. If these future earnings are repatriated to the United States, or if the Company determines that such earnings will be remitted in the foreseeable future, additional tax provisions may be required. Due to the complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income tax provisions that may be required.

As a result of the closing of the 2004 Revlon Exchange Transactions (as hereinafter defined in Note 18, "Related Party Transactions – Tax Sharing Agreements"), as of March 25, 2004, Revlon, Inc., Products Corporation and their U.S. subsidiaries were no longer included in the affiliated group of which MacAndrews & Forbes was the common parent (the "MacAndrews & Forbes Group") for federal income tax purposes. Revlon Holdings (as hereinafter defined in Note 18, "Related Party Transactions – Transfer Agreements"), Revlon, Inc., Products Corporation and certain of its subsidiaries, and MacAndrews & Forbes Holdings entered into a tax sharing agreement (as subsequently amended and restated, the "MacAndrews & Forbes Tax Sharing Agreement"), for taxable periods beginning on or after January 1, 1992 through and including March 25, 2004, during which Revlon, Inc. and Products Corporation or a subsidiary of Products Corporation was a member of the MacAndrews & Forbes Group. In these taxable periods, Revlon, Inc.'s and Products Corporation's federal taxable income and loss were included in such group's consolidated tax return filed by MacAndrews & Forbes Holdings. Revlon, Inc. and Products Corporation were also included in certain state and local tax returns of MacAndrews & Forbes Holdings or its subsidiaries. Revlon, Inc. and Products Corporation remain liable under the MacAndrews & Forbes Tax Sharing Agreement for all such taxable periods through and including March 25, 2004 for amounts determined to be due as a result of a redetermination arising from an audit or otherwise, equal to the taxes that Revlon, Inc. or Products Corporation would otherwise have had to pay if it were to have filed separate federal, state or local income tax returns for such periods.

Following the closing of the 2004 Revlon Exchange Transactions, Revlon, Inc. became the parent of a new consolidated group for federal income tax purposes and Products Corporation's federal taxable income and loss are included in such group's consolidated tax returns. Accordingly, Revlon, Inc. and Products Corporation entered into a tax sharing agreement (the "Revlon Tax Sharing Agreement") pursuant to which Products Corporation is required to pay to Revlon, Inc. amounts equal to the taxes that Products Corporation would otherwise have had to pay if Products Corporation were to file separate federal, state or local income tax returns, limited to the amount, and payable only at such times, as Revlon, Inc. will be required to make payments to the applicable taxing authorities.

There were no federal tax payments or payments in lieu of taxes from Revlon, Inc. to Revlon Holdings pursuant to the MacAndrews & Forbes Tax Sharing Agreement in 2011 with respect to periods covered by the MacAndrews & Forbes Tax Sharing Agreement, and the Company expects that there will not be any such payments in 2012. During 2011, there were no federal tax payments from Products Corporation to Revlon, Inc. pursuant to the Revlon Tax Sharing Agreement with respect to 2010 and $0.6 million with respect to 2011. The Company expects that there will be $0.3 million in federal tax payments from Products Corporation to Revlon, Inc. pursuant to the Revlon Tax Sharing Agreement during 2012 with respect to 2011.

Pursuant to the asset transfer agreement referred to in Note 18, "Related Party Transactions – Transfer Agreements," Products Corporation assumed all tax liabilities of Revlon Holdings other than (i) certain income tax liabilities arising prior to January 1, 1992 to the extent such liabilities exceeded the reserves on Revlon Holdings' books as of January 1, 1992 or were not of the nature reserved for and (ii) other tax liabilities to the extent such liabilities are related to the business and assets retained by Revlon Holdings.

13. BASIC AND DILUTED EARNINGS PER COMMON SHARE

For each of the years ended December 31, 2011, 2010 and 2009, all outstanding options to purchase shares of Revlon, Inc. Class A common stock, par value of $0.01 per share (the "Class A Common Stock"), that could potentially dilute basic earnings per share in the future were excluded from the calculation of diluted earnings per common share as their effect would be anti-dilutive, as in each case their exercise price was in excess of the NYSE closing price of the Class A Common Stock at all times during these periods.

For each of the years ended December 31, 2011, 2010 and 2009, 99,471; 280,877; and 968,156 shares, respectively, of unvested restricted stock that could potentially dilute basic earnings per share in the future were excluded from the calculation of diluted earnings per common share as their effect would be anti-dilutive.

The components of basic and diluted earnings per share for each of the years ended December 31, 2011, 2010 and 2009 are as follows:

	Years Ended December 31,		
	2011 [(a)]	2010 [(b)]	2009
	(shares in millions)		
Numerator:			
Income from continuing operations	$ 52.8	$ 327.0	$ 48.5
Income from discontinued operations	0.6	0.3	0.3
Net income	$ 53.4	$ 327.3	$ 48.8
Denominator:			
Weighted average common shares outstanding – Basic	52.17	51.89	51.55
Effect of dilutive restricted stock	0.16	0.41	0.18
Weighted average common shares outstanding – Diluted	52.33	52.30	51.73
Basic earnings per share:			
Continuing operations	$ 1.01	$ 6.30	$ 0.94
Discontinued operations	0.01	0.01	0.01
Net income	$ 1.02	$ 6.31	$ 0.95
Diluted earnings per share:			
Continuing operations	$ 1.01	$ 6.25	$ 0.94
Discontinued operations	0.01	0.01	0.01
Net income	$ 1.02	$ 6.26	$ 0.94

(a) Basic and diluted earnings per share for the year ended December 31, 2011 were favorably impacted by an increase in net income driven by a non-cash benefit of $16.9 million related to the reduction of the Company's deferred tax valuation allowance on its net deferred tax assets for certain jurisdictions outside the U.S. at December 31, 2011 as a result of the Company's improved earnings trends and cumulative taxable income in those jurisdictions (See Note 12, "Income Taxes").

(b) Basic and diluted earnings per share for the year ended December 31, 2010 were favorably impacted by an increase in net income driven by a non-cash benefit of $260.6 million related to the Company's net U.S. deferred tax assets at December 31, 2010, recognized through a reduction in the Company's deferred tax valuation allowances as a result of the Company achieving three cumulative years, as well as three consecutive years, of positive U.S. GAAP pre-tax income and taxable income in the U.S., and based upon the Company's then-current expectations for realization of such deferred tax benefits in the U.S. (See Note 12, "Income Taxes").

(all tabular amounts in millions, except share and per share amounts)

14. SAVINGS PLAN, PENSION AND POST-RETIREMENT BENEFITS

Savings Plan:

The Company offers a qualified defined contribution plan for its U.S.-based employees, the Revlon Employees' Savings, Investment and Profit Sharing Plan (as amended, the "Savings Plan"), which allows eligible participants to contribute up to 25%, and highly compensated participants to contribute up to 6%, of eligible compensation through payroll deductions, subject to certain annual dollar limitations imposed by the Internal Revenue Service. The Company matches employee contributions at fifty cents for each dollar contributed up to the first 6% of eligible compensation (i.e., for a total match of 3% of employee contributions). In 2011, 2010 and 2009, the Company made cash matching contributions to the Savings Plan of $2.4 million, $2.3 million and $2.4 million, respectively.

In May 2009, Products Corporation amended, effective December 31, 2009, its qualified and non-qualified defined contribution savings plans for its U.S.-based employees, creating a new discretionary profit sharing component under such plans that will enable the Company, should it elect to do so, to make discretionary profit sharing contributions. The Company determines in the fourth quarter of each year whether and, if so, to what extent, discretionary profit sharing contributions would be made for the following year. For 2011, the Company made discretionary profit sharing contributions to the Savings Plan of $3.9 million (of which $3.0 million was paid in 2011 and $0.9 million was paid in January 2012), or 3% of eligible compensation, which was credited on a quarterly basis. For 2010, the Company made discretionary profit sharing contributions to the Savings Plan of $6.0 million (of which $4.5 million was paid in 2010 and $1.5 million was paid in January 2011), or 5% of eligible compensation, which was credited on a quarterly basis. In December 2011, the Company determined that the discretionary profit sharing contribution during 2012 would be 3% of eligible compensation, to be credited on a quarterly basis. (The savings plan amendments described above in this Note 14 are hereinafter referred to as the "May 2009 Savings Plan Amendments").

Pension Benefits:

The Company sponsors three qualified defined benefit pension plans covering a substantial portion of the Company's employees in the U.S. The Company also has non-qualified pension plans which provide benefits for certain U.S. and non-U.S. employees, and for U.S. employees in excess of IRS limitations in the U.S. and in certain limited cases contractual benefits for designated officers of the Company. These non-qualified plans are funded from the general assets of the Company.

In May 2009, and effective December 31, 2009, Products Corporation amended its U.S. qualified defined benefit pension plan (the Revlon Employees' Retirement Plan), covering a substantial portion of the Company's employees in the U.S., to cease future benefit accruals under such plan after December 31, 2009. Products Corporation also amended its non-qualified pension plan (the Revlon Pension Equalization Plan) to similarly cease future benefit accruals under such plan after December 31, 2009. In connection with such amendments, no additional benefits have accrued since December 31, 2009, other than interest credits on participant account balances under the cash balance program of the Company's U.S. pension plans. Also, service credits for vesting and early retirement eligibility will continue to accrue in accordance with the terms of the respective plans. (The plan amendments described above in this Note 14 are hereinafter referred to as the "May 2009 Pension Plan Amendments" and, together with the May 2009 Savings Plan Amendments, as the "May 2009 Plan Amendments").

In 2009, the Company recorded an $8.6 million decrease in its pension liabilities which was offset against Accumulated Other Comprehensive Loss as a result of the pension curtailment and the re-measurement of the pension liabilities performed in connection with the May 2009 Pension Plan Amendments and the May 2009 Program (as defined in Note 3, "Restructuring Costs and Other, Net"). The net decrease in pension liabilities was comprised of a non-cash curtailment gain of $9.2 million which was recorded as an offset against the net actuarial losses previously reported within Accumulated Other Comprehensive Loss, partially offset by a net increase in pension liabilities of $0.6 million as a result of the re-measurements noted above.

(all tabular amounts in millions, except share and per share amounts)

Effective December 31, 2010, Products Corporation amended its Canadian defined benefit pension plan (the Affiliated Revlon Companies Employment Plan) to cease future benefit accruals under such plan after December 31, 2010. In connection with such amendment, in 2010, the Company recorded a $1.1 million decrease in its pension liabilities, which was comprised of a non-cash curtailment gain of $1.1 million recorded as an offset against the net actuarial losses previously reported within Accumulated Other Comprehensive Loss.

Other Post-retirement Benefits:

The Company previously sponsored an unfunded retiree benefit plan, which provides death benefits payable to beneficiaries of a very limited number of former employees. Participation in this plan was limited to participants enrolled as of December 31, 1993. The Company also administers an unfunded medical insurance plan on behalf of Revlon Holdings LLC, certain costs of which have been apportioned to Revlon Holdings under the transfer agreements among Revlon, Inc., Products Corporation and MacAndrews & Forbes. (See Note 18, "Related Party Transactions – Transfer Agreements").

The following table provides an aggregate reconciliation of the projected benefit obligations, plan assets, funded status and amounts recognized in the Company's Consolidated Financial Statements related to the Company's significant pension and other post-retirement plans.

	Pension Plans		Other Post-retirement Benefit Plans	
	2011	2010	2011	2010
Change in Benefit Obligation:				
Benefit obligation – beginning of year	$ (642.3)	$ (614.5)	$ (16.1)	$ (14.8)
Service cost	(1.2)	(1.5)	-	-
Interest cost	(32.4)	(33.8)	(0.9)	(0.9)
Actuarial loss	(62.0)	(31.3)	(0.6)	(1.1)
Curtailment gain	-	1.5	-	-
Settlement gain	0.3	-	-	-
Benefits paid	36.8	36.4	0.9	0.9
Currency translation adjustments	0.3	1.1	0.6	(0.2)
Plan participant contributions	-	(0.2)	-	-
Benefit obligation – end of year	$ (700.5)	$ (642.3)	$ (16.1)	$ (16.1)
Change in Plan Assets:				
Fair value of plan assets – beginning of year	$ 449.5	$ 405.6	$ -	$ -
Actual return on plan assets	21.3	56.0	-	-
Employer contributions	30.6	24.9	0.9	0.9
Plan participant contributions	-	0.2	-	-
Benefits paid	(36.8)	(36.4)	(0.9)	(0.9)
Settlement gain	(0.3)	-	-	-
Currency translation adjustments	(0.5)	(0.8)	-	-
Fair value of plan assets – end of year	$ 463.8	$ 449.5	$ -	$ -
Unfunded status of plans at December 31,	$ (236.7)	$ (192.8)	$ (16.1)	$ (16.1)

(all tabular amounts in millions, except share and per share amounts)

In respect of the Company's pension plans and other post-retirement benefit plans, amounts recognized in the Company's Consolidated Balance Sheets at December 31, 2011 and 2010 consist of the following:

	Pension Plans		Other Post-retirement Benefit Plans	
	December 31,			
	2011	2010	2011	2010
Accrued expenses and other	$ (6.5)	$ (6.4)	$ (0.8)	$ (1.0)
Pension and other post-retirement benefit liabilities	(230.2)	(186.4)	(15.3)	(15.1)
	(236.7)	(192.8)	(16.1)	(16.1)
Accumulated other comprehensive loss	250.4	180.1	4.4	4.1
Income tax benefit	(28.0)	-	(0.2)	-
Portion allocated to Revlon Holdings LLC	(0.7)	(0.7)	(0.2)	(0.1)
	$ 221.7	$ 179.4	$ 4.0	$ 4.0

With respect to the above accrued expenses and other, the Company has recorded receivables from affiliates of $3.0 million and $2.9 million at December 31, 2011 and 2010, respectively, relating to pension plan liabilities retained by such affiliates.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Company's pension plans are as follows:

	December 31,	
	2011	2010
Projected benefit obligation	$ 700.5	$ 642.3
Accumulated benefit obligation	698.8	640.6
Fair value of plan assets	463.8	449.5

Net Periodic Benefit Cost:

During 2011, the Company recognized $4.3 million of lower net periodic benefit cost driven primarily by the increase in the fair value of pension plan assets at December 31, 2010.

During 2010, the Company recognized $18.0 million of lower net periodic benefit cost driven primarily by the impact of the May 2009 Plan Amendments which ceased future benefit accruals under the Revlon Employees' Retirement Plan and the Revlon Pension Equalization Plan after December 31, 2009 and which resulted in a change in the amortization period of actuarial gains (losses) from the remaining service period to the remaining life expectancy of plan participants.

(all tabular amounts in millions, except share and per share amounts)

The components of net periodic benefit cost for the pension plans and other post-retirement benefit plans are as follows:

	Pension Plans			Other Post-retirement Benefit Plans		
	Years Ended December 31,					
	2011	2010	2009	2011	2010	2009
Net periodic benefit cost:						
Service cost	$ 1.2	$ 1.5	$ 7.6	$ -	$ -	$ -
Interest cost	32.4	33.8	34.8	0.9	0.9	0.9
Expected return on plan assets	(35.0)	(32.1)	(27.8)	-	-	-
Amortization of prior service cost (credit)	0.1	0.1	(0.1)	-	-	-
Amortization of actuarial loss	5.3	5.1	12.8	0.3	0.2	0.1
Curtailment gain	-	-	(0.8)	-	-	-
	4.0	8.4	26.5	1.2	1.1	1.0
Portion allocated to Revlon Holdings LLC	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
	$ 3.9	$ 8.3	$ 26.4	$ 1.1	$ 1.0	$ 0.9

Amounts recognized in accumulated other comprehensive loss at December 31, 2011 in respect of the Company's pension plans and other post-retirement plans, which have not yet been recognized as a component of net periodic benefit cost, are as follows:

	Pension Benefits	Post-retirement Benefits	Total
Net actuarial loss	$ 250.3	$ 4.4	$ 254.7
Prior service cost	0.1	-	0.1
	250.4	4.4	254.8
Income tax benefit	(28.0)	(0.2)	(28.2)
Portion allocated to Revlon Holdings LLC	(0.7)	(0.2)	(0.9)
	$ 221.7	$ 4.0	$ 225.7

The total actuarial losses and prior service costs in respect of the Company's pension plans and other post-retirement plans included in accumulated other comprehensive loss at December 31, 2011 and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2012, is $7.9 million and $0.3 million, respectively.

Pension Plan Assumptions:

The following weighted-average assumptions were used to determine the Company's projected benefit obligation of the Company's U.S. and International pension plans at the end of the respective years:

	U.S. Plans		International Plans	
	2011	2010	2011	2010
Discount rate	4.38%	5.17%	4.77%	5.32%
Rate of future compensation increases	3.50	3.50	3.05	3.53

(all tabular amounts in millions, except share and per share amounts)

The following weighted-average assumptions were used to determine the Company's net periodic benefit cost of the Company's U.S. and International pension plans during the respective years:

	U.S. Plans			International Plans		
	2011	2010	2009	2011	2010	2009
Discount rate	5.17%	5.68%	6.35%	5.32%	5.63%	6.40%
Expected long-term return on plan assets	8.00	8.25	8.25	6.25	6.50	6.50
Rate of future compensation increases	3.50	3.50	4.00	3.53	4.39	4.00

The 4.38% weighted-average discount rate used to determine the Company's projected benefit obligation of the Company's U.S. plans at the end of 2011 was derived by reference to appropriate benchmark yields on high quality corporate bonds, with terms which approximate the duration of the benefit payments and the relevant benchmark bond indices considering the individual plan's characteristics. The rate selected approximates the rate at which the Company believes the U.S. pension benefits could have been effectively settled. The discount rates used to determine the Company's projected benefit obligation of the Company's primary international plans at the end of 2011 were derived from similar local studies, in conjunction with local actuarial consultants and asset managers.

During the first quarter of each year, the Company selects an expected long-term rate of return on its pension plan assets. The Company considers a number of factors to determine its expected long-term rate of return on plan assets assumption, including, without limitation, recent and historical performance of plan assets, asset allocation and other third-party studies and surveys. The Company considered the pension plan portfolios' asset allocations over a variety of time periods and compared them with third-party studies and reviewed the performance of the capital markets in recent years and other factors and advice from various third parties, such as the pension plans' advisors, investment managers and actuaries. While the Company considered both the recent performance and the historical performance of pension plan assets, the Company's assumptions are based primarily on its estimates of long-term, prospective rates of return. Using the aforementioned methodologies, the Company selected an 8.00% and 6.25% long-term rate of return on plan assets assumption during 2011 for the U.S and International pension plans, respectively. Differences between actual and expected asset returns are recognized in the net periodic benefit cost over the remaining service period of the active participating employees.

The rate of future compensation increases is an assumption used by the actuarial consultants for pension accounting and is determined based on the Company's current expectation for such increases.

Investment Policy:

The Investment Committee for the Company's U.S. pension plans (the "Investment Committee") has adopted (and revises from time to time) an investment policy for the U.S. pension plans with the objective of meeting or exceeding, over time, the expected long-term rate of return on plan assets assumption, weighed against a reasonable risk level. In connection with this objective, the Investment Committee retains professional investment managers that invest plan assets in the following asset classes: common and preferred stock, mutual funds, fixed income securities, common and collective funds, hedge funds, group annuity contracts and cash and other investments. The Company's international plans follow a similar methodology in conjunction with local actuarial consultants and asset managers.

The investment policy adopted by the Investment Committee provides for investments in a broad range of publicly-traded securities, among other things. The investments are in domestic and international stocks, ranging from small to large capitalization stocks, debt securities ranging from domestic and international treasury issues, corporate debt securities, mortgages and asset-backed issues. Other investments may include cash and cash equivalents and hedge funds. The investment policy also allows for private equity, not covered in investments described above, provided that such investment is approved by the Investment Committee prior to their selection.

(all tabular amounts in millions, except share and per share amounts)

Also, global balanced strategies are utilized to provide for investments in a broad range of publicly traded stocks and bonds in both domestic and international markets as described above. In addition, the global balanced strategies can include commodities, provided that such investments are approved by the Investment Committee prior to their selection.

The Investment Committee's investment policy does not allow the use of derivatives for speculative purposes, but such policy does allow its investment managers to use derivatives for the purpose of reducing risk exposures or to replicate exposures of a particular asset class.

The Company's U.S. and international pension plans have target ranges which are intended to be flexible guidelines for allocating the plans' assets among various classes of assets. These target ranges are reviewed periodically and considered for readjustment when an asset class weighting is outside of its target range (recognizing that these are flexible target ranges that may vary from time to time) with the objective of achieving the expected long-term rate of return on plan assets assumption, weighed against a reasonable risk level. The target ranges per asset class are as follows:

	Target Ranges	
	U.S. Plans	International Plans
Asset Class:		
Common and preferred stock	0% - 10%	-
Mutual funds	20% - 30%	-
Fixed income securities	20% - 30%	-
Common and collective funds	25% - 35%	100%
Hedge funds	0% - 15%	-
Group annuity contract	0% - 5%	-
Cash and other investments	0% - 10%	-

Fair Value of Pension Plan Assets:

The following table presents information on the fair value of the U.S. and international pension plan assets at December 31, 2011 and 2010:

	U.S. Plans		International Plans	
	2011	2010	2011	2010
Fair value of plan assets	$ 413.7	$ 403.2	$ 50.1	$ 46.3

The Company determines the fair values of the Company's U.S. and international pension plan assets as follows:

- Common and preferred stock: The fair values of the investments included in the common and preferred stock asset class generally reflect the closing price reported on the major market where the individual securities are traded. The Company classifies common and preferred stock investments within Level 1 of the fair value hierarchy.
- Mutual funds: The fair values of the investments included in the mutual funds asset class are determined using net asset value ("NAV") provided by the administrator of the funds. The NAV is based on the closing price reported on the major market where the individual securities within the mutual fund are traded. The Company classifies mutual fund investments within Level 1 of the fair value hierarchy.
- Fixed income securities: The fair values of the investments included in the fixed income securities asset class are based on a compilation of primarily observable market information and/or broker quotes. The Company classifies fixed income securities investments primarily within Level 2 of the fair value hierarchy.

- Common and collective funds: The fair values of the investments included in the common and collective funds asset class are determined using NAV provided by the administrator of the funds. The NAV is based on the value of the underlying assets owned by the common and collective funds, minus its liabilities, and then divided by the number of shares outstanding. The Company classifies common and collective fund investments within Level 2 of the fair value hierarchy.
- Hedge funds: The hedge fund asset class includes hedge funds that primarily invest in a grouping of equities, fixed income instruments, currencies, derivatives and/or commodities. The fair value of investments included in the hedge funds class are determined using NAV provided by the administrator of the funds. The NAV is based on securities listed or quoted on a national securities exchange or market, or traded in the over-the-counter market, and is valued at the closing quotation posted by that exchange or trading system. Securities not listed or quoted on a national securities exchange or market are valued primarily through observable market information or broker quotes. The hedge fund investments generally can be sold on a quarterly or monthly basis and may employ leverage. The Company classifies hedge fund investments within Level 2 and Level 3 of the fair value hierarchy.
- Group annuity contract: The group annuity contract asset class primarily invests in equities, corporate bonds and government bonds. The fair value of securities listed or quoted on a national securities exchange or market, or traded in the over-the-counter market, are valued at the closing quotation posted by that exchange or trading system. Securities not listed or quoted on a national securities exchange or market are valued primarily through observable market information or broker quotes. The Company classifies group annuity contract investments within Level 2 of the fair value hierarchy.
- Cash and cash equivalents: Cash and cash equivalents are measured at cost, which approximates fair value. The Company classifies cash and cash equivalents within Level 1 of the fair value hierarchy.

(all tabular amounts in millions, except share and per share amounts)

The fair values of the U.S. and International pension plan assets at December 31, 2011, by asset categories were as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and Preferred Stock:				
U.S. small/mid cap equity	$ 15.7	$ 15.7	$ -	$ -
Mutual Funds[(a)]:				
Corporate bonds	23.1	23.1	-	-
Government bonds	10.1	10.1	-	-
U.S. large cap equity	53.9	53.9	-	-
International equities	1.6	1.6	-	-
Emerging markets international equity	3.8	3.8	-	-
Other	3.7	3.7	-	-
Fixed Income Securities:				
Corporate bonds	86.1	-	86.1	-
Government bonds	30.4	-	30.4	-
Common and Collective Funds[(a)] :				
Corporate bonds	31.7	-	31.7	-
Government bonds	28.5	-	28.5	-
U.S. large cap equity	18.7	-	18.7	-
U.S. small/mid cap equity	14.5	-	14.5	-
International equities	64.3	-	64.3	-
Emerging markets international equity	15.2	-	15.2	-
Cash and cash equivalents	0.8	-	0.8	-
Other	4.5	-	4.5	-
Hedge Funds[(a)]:				
Government bonds	23.9	-	23.9	-
U.S. large cap equity	1.9	-	1.9	-
International equities	3.5	-	3.5	-
Foreign exchange contracts	5.0	-	5.0	-
Cash and cash equivalents	0.7	0.7	-	-
Other	4.3	-	4.3	-
Group Annuity Contract	2.1	-	2.1	-
Cash and Cash Equivalents	15.8	15.8	-	-
Fair value of plan assets at December 31, 2011	$ 463.8	$ 128.4	$ 335.4	$ -

[(a)] The investments in mutual funds, common and collective funds and hedge funds are disclosed above within the respective underlying investments' class (i.e., various equities, corporate bonds, government bonds, etc.), while the fair value hierarchy levels of the investments are based on the Company's direct ownership unit of account.

(all tabular amounts in millions, except share and per share amounts)

The fair values of the U.S. and International pension plan assets at December 31, 2010, by asset categories were as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and Preferred Stock:				
U.S. small/mid cap equity	$ 20.4	$ 20.4	$ -	$ -
Mutual Funds[(a)]:				
Corporate bonds	23.1	23.1	-	-
Government bonds	2.8	2.8	-	-
U.S. large cap equity	64.9	64.9	-	-
International equities	0.8	0.8	-	-
Emerging markets international equity	2.8	2.8	-	-
Cash and cash equivalents	4.9	4.9	-	-
Other	2.8	2.8	-	-
Fixed Income Securities:				
Corporate bonds	84.3	-	84.2	0.1
Government bonds	12.7	-	12.7	-
Common and Collective Funds[(a)]:				
Corporate bonds	32.8	-	32.8	-
Government bonds	19.6	-	19.6	-
U.S. large cap equity	16.9	-	16.9	-
U.S. small/mid cap equity	17.4	-	17.4	-
International equities	65.1	-	65.1	-
Emerging markets international equity	18.8	-	18.8	-
Other	1.8	-	1.8	-
Hedge Funds[(a)]:				
Government bonds	(2.8)	-	(2.8)	-
U.S. large cap equity	6.9	-	2.5	4.4
U.S. small/mid cap equity	5.4	-	-	5.4
International equities	5.0	-	1.9	3.1
Foreign exchange contracts	23.7	-	23.7	-
Other	6.8	-	6.3	0.5
Group Annuity Contract	2.1	-	2.1	-
Cash and Cash Equivalents	10.5	10.5	-	-
Fair value of plan assets at December 31, 2010	$449.5	$ 133.0	$ 303.0	$ 13.5

(a) The investments in mutual funds, common and collective funds and hedge funds are disclosed above within the respective underlying investments' class (i.e., various equities, corporate bonds, government bonds, etc.), while the fair value hierarchy levels of the investments are based on the Company's direct ownership unit of account.

(all tabular amounts in millions, except share and per share amounts)

The following table sets forth a summary of changes in the fair values of the U.S. and International pension plans' Level 3 assets at December 31, 2011:

	Total	Fixed Income Securities	Hedge Funds
Balance, January 1, 2010	$ 13.5	$ -	$ 13.5
Actual return on plan assets still held at end of year	(0.1)	-	(0.1)
Purchases, sales, and settlements	0.1	0.1	-
Balance, December 31, 2010	$ 13.5	$ 0.1	$ 13.4
Actual return on plan assets sold during the year	(0.1)	-	(0.1)
Transfer to Level 1	(0.7)	-	(0.7)
Purchases, sales, and settlements	(12.7)	(0.1)	(12.6)
Balance, December 31, 2011	$ -	$ -	$ -

Contributions:

The Company's intent is to fund at least the minimum contributions required to meet applicable federal employee benefit and local laws, or to directly pay benefit payments where appropriate. During 2011, the Company contributed $30.6 million to its pension plans and $0.9 million to its other post-retirement benefit plans. During 2012, the Company expects to contribute approximately $35 million to its pension and other post-retirement benefit plans.

Estimated Future Benefit Payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid out of the Company's pension and other post-retirement benefit plans:

	Total Pension Benefits	Total Other Benefits
2012	$ 40.0	$ 1.3
2013	41.0	1.3
2014	42.0	1.3
2015	42.9	1.3
2016	43.5	1.3
Years 2017 to 2020	228.0	6.2

(all tabular amounts in millions, except share and per share amounts)

15. STOCKHOLDERS' EQUITY

Information about the Company's common and treasury stock issued and/or outstanding is as follows:

	Common Stock		Treasury Stock
	Class A	Class B	
Balance, January 1, 2009	50,150,355	3,125,000	256,453
Restricted stock grants	33,500	-	-
Cancellation of restricted stock	(162,792)	-	-
Withholding of restricted stock to satisfy taxes	-	-	129,224
Balance, December 31, 2009	50,021,063	3,125,000	385,677
Cancellation of restricted stock	(20,566)	-	-
Withholding of restricted stock to satisfy taxes	-	-	147,161
Balance, December 31, 2010	50,000,497	3,125,000	532,838
Cancellation of restricted stock	(13,846)	-	-
Withholding of restricted stock to satisfy taxes	-	-	138,433
Balance, December 31, 2011	49,986,651	3,125,000	671,271

Common Stock

As of December 31, 2011, the Company's authorized common stock consisted of 900 million shares of Class A Common Stock and 200 million shares of Class B common stock, par value $0.01 per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"). In October 2009, Revlon, Inc, amended its certificate of incorporation to (1) clarify that the provision requiring that holders of its Class A Common Stock and holders of its Class B Common Stock receive the same consideration in certain business combinations shall only apply in connection with transactions involving third parties and (2) increase the number of Revlon, Inc.'s authorized shares of preferred stock from 20 million to 50 million and, accordingly, to increase the number of Revlon, Inc.'s authorized shares of capital stock from 1,120 million to 1,150 million. The holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of the Class B Common Stock entitling its holder to ten votes. All of the shares of Class B Common Stock are owned by REV Holdings LLC, a wholly-owned subsidiary of MacAndrews & Forbes. The holders of the Company's two classes of Common Stock are entitled to share equally in the earnings of the Company from dividends, when and if declared by Revlon, Inc.'s Board of Directors. Each outstanding share of Class B Common Stock is convertible into one share of Class A Common Stock.

On October 8, 2009, Revlon, Inc. consummated the 2009 Exchange Offer in which each issued and outstanding share of Revlon, Inc.'s Class A Common Stock was exchangeable on a one-for-one basis for the Preferred Stock. Revlon, Inc. issued to stockholders (other than MacAndrews & Forbes and its affiliates) 9,336,905 shares of Preferred Stock in exchange for the same number of shares of Class A Common Stock tendered for exchange in the 2009 Exchange Offer. The Class A Common Stock tendered in the 2009 Exchange Offer represented approximately 46% of the shares of Class A Common Stock held by stockholders other than MacAndrews & Forbes and its affiliates. Each share of Preferred Stock has the same voting rights as a share of Class A Common Stock, except with respect to certain mergers. In connection with consummating the 2009 Exchange Offer, Revlon, Inc. issued to MacAndrews & Forbes 9,336,905 shares of Class A Common Stock at a ratio of one share of Class A Common Stock for each $5.21 of outstanding principal amount of the Senior Subordinated Term Loan contributed by MacAndrews & Forbes to Revlon, Inc. (See Note 9, "Long-Term Debt and Redeemable Preferred Stock").

(all tabular amounts in millions, except share and per share amounts)

As of December 31, 2011, MacAndrews & Forbes beneficially owned approximately 77% of Revlon, Inc.'s Class A Common Stock, 100% of Revlon, Inc.'s Class B Common Stock, together representing approximately 78% of Revlon, Inc.'s outstanding shares of Common Stock, and beneficially owned approximately 66% of the combined Revlon, Inc. Class A Common Stock, Class B Common Stock and Preferred Stock (representing approximately 77% of the combined voting power of Revlon, Inc.'s Class A Common Stock, Class B Common Stock and Preferred Stock).

Treasury Stock

Pursuant to the share withholding provisions of the Stock Plan, during 2011, certain employees, in lieu of paying withholding taxes on the vesting of certain shares of restricted stock, authorized the withholding of 52,138, 82,174 and 4,121 shares of Revlon, Inc. Class A Common Stock to satisfy their minimum statutory tax withholding requirements related to such vesting events on January 2, January 10 and July 2, 2011 respectively. These shares were recorded as treasury stock using the cost method, at $9.84, $9.85, and $17.27 based on the NYSE closing price per share on the applicable vesting dates, for a total of $1.4 million.

Pursuant to the share withholding provisions of the Stock Plan, during 2010, certain employees, in lieu of paying withholding taxes on the vesting of certain shares of restricted stock, authorized the withholding of 55,159, 87,881 and 4,121 shares of Revlon, Inc. Class A Common Stock to satisfy their minimum statutory tax withholding requirements related to such vesting events on January 2, January 10, and July 2, 2010 respectively. These shares were recorded as treasury stock using the cost method, at $17.01, $17.02 and $10.79 per share, respectively, the NYSE closing price per share on the applicable vesting dates, for a total of $2.5 million.

Pursuant to the share withholding provisions of the Stock Plan, during 2009, certain employees, in lieu of paying withholding taxes on the vesting of certain shares of restricted stock, authorized the withholding of 84,623, 313, 21,260 and 23,028 shares of Revlon, Inc. Class A Common Stock to satisfy their minimum statutory tax withholding requirements related to such vesting events on January 2, May 5, July 2 and November 16, 2009, respectively. These shares were recorded as treasury stock using the cost method, at $7.14, $5.21, $5.22 and $16.90 per share, respectively, the NYSE closing price per share on the applicable vesting dates, for a total of $1.1 million.

16. STOCK COMPENSATION PLAN

Revlon, Inc. maintains the the Stock Plan, which provides for awards of stock options, stock appreciation rights, restricted or unrestricted stock and restricted stock units to eligible employees and directors of Revlon, Inc. and its affiliates, including Products Corporation.

Stock options:

Non-qualified stock options granted under the Stock Plan are granted at prices that equal or exceed the fair market value of Class A Common Stock on the grant date and have a term of 7 years (option grants under the Stock Plan prior to June 4, 2004 have a term of 10 years). Option grants generally vest over service periods that range from 1 year to 4 years.

Total net stock option compensation expense includes amounts attributable to the granting of, and the remaining requisite service period of, stock options issued under the Stock Plan, which awards were unvested at January 1, 2006 or granted on or after such date. Net stock option compensation expense was nil for both the years ended December 31, 2011 and 2010 and was $0.2 million, or $0.01 per share for both basic and diluted earnings per share, for the year ended December 31, 2009. As of December 31, 2011, there was no remaining unrecognized stock option compensation expense as all stock options were fully vested as of December 31, 2009.

At December 31, 2011, 2010 and 2009 there were 264,509; 987,886; and 1,231,337 stock options exercisable under the Stock Plan, respectively.

(all tabular amounts in millions, except share and per share amounts)

A summary of stock option activity for the years ended December 31, 2011, 2010 and 2009 is presented below:

	Stock Options (000's)	Weighted Average Exercise Price
Outstanding at January 1, 2009	1,405.5	$ 36.76
Forfeited and expired	(174.2)	62.14
Outstanding at December 31, 2009	1,231.3	33.17
Forfeited and expired	(243.4)	39.22
Outstanding at December 31, 2010	987.9	31.68
Forfeited and expired	(723.4)	31.92
Outstanding at December 31, 2011	264.5	31.02

The following table summarizes significant ranges of the Stock Plan's stock options outstanding and exercisable at December 31, 2011:

	Outstanding and Exercisable			
Range of Exercise Prices	Number of Options (000's)	Weighted Average Years Remaining	Weighted Average Exercise Price	Aggregate Intrinsic Value
$25.50 to $30.00	160,512	0.28	$ 25.61	-
30.01 to 62.50	103,997	0.73	39.37	-
25.50 to 62.50	264,509	0.46	31.02	-

Restricted stock awards and restricted stock units:

The Stock Plan allows for awards of restricted stock and restricted stock units to employees and directors of Revlon, Inc. and its affiliates, including Products Corporation. The restricted stock awards granted under the Stock Plan vest over service periods that generally range from 1.5 years to 3 years. There were no restricted stock awards granted in 2011 or 2010. In 2009, Revlon, Inc. granted 33,500 shares of restricted stock and restricted stock units under the Stock Plan with a weighted average fair value per unit of $4.39, based on the market price of Class A Common Stock on each grant date. At December 31, 2011, 2010 and 2009 there were 257,372, 690,689 and 1,141,428 shares, respectively, of restricted stock and restricted stock units outstanding and unvested under the Stock Plan.

(all tabular amounts in millions, except share and per share amounts)

A summary of the restricted stock and restricted stock units activity for the years ended December 31, 2011, 2010 and 2009 is presented below:

	Restricted Stock (000's)	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2009	1,643.7	$ 9.65
Granted	33.5	4.39
Vested [(a)]	(373.0)	13.13
Forfeited	(162.8)	8.83
Outstanding at December 31, 2009	1,141.4	8.48
Vested [(a)]	(430.2)	8.94
Forfeited	(20.5)	8.13
Outstanding at December 31, 2010	690.7	8.20
Vested [(a)]	(419.5)	8.95
Forfeited	(13.8)	7.15
Outstanding at December 31, 2011	257.4	7.04

(a) Of the amounts vested during 2011, 2010 and 2009, 138,433; 147,161; and 129,224 shares, respectively, were withheld by the Company to satisfy certain grantees' minimum withholding tax requirements, which withheld shares became Revlon, Inc. treasury stock and are not sold on the open market. (See discussion under "Treasury Stock" in Note 15, "Stockholders' Equity").

The Company recognizes non-cash compensation expense related to restricted stock awards and restricted stock units under the Stock Plan using the straight-line method over the remaining service period. The Company recorded compensation expense related to restricted stock awards under the Stock Plan of $1.9 million, $3.6 million and $5.4 million during 2011, 2010 and 2009, respectively. The deferred stock-based compensation related to restricted stock awards is $0.3 million and $2.2 million at December 31, 2011 and 2010, respectively. The deferred stock-based compensation related to restricted stock awards is expected to be recognized over a weighted-average period of 0.07 years. The total fair value of restricted stock and restricted stock units that vested during the years ended December 31, 2011 and 2010 was $4.2 million and $7.2 million, respectively.

(all tabular amounts in millions, except share and per share amounts)

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss during 2011, 2010 and 2009, respectively, are as follows:

	Foreign Currency Translation	Actuarial (Loss) Gain on Post-retirement Benefits	Prior Service Cost on Post-retirement Benefits	Deferred Loss - Hedging	Accumulated Other Comprehensive Loss
Balance January 1, 2009	$ 15.9	$ (194.4)	$ 0.8	$ (5.4)	$ (183.1)
Unrealized gains (losses) [(a)]	9.8	-	-	(1.3)	8.5
Reclassifications into net income [(a)]		-	-	5.0	5.0
Amortization of pension related costs [(b)] [(c)]	-	12.9	(0.9)	-	12.0
Pension re-measurement [(d)]	-	(9.3)	(0.2)	-	(9.5)
Pension curtailment gain [(d)]	-	9.2	-	-	9.2
Balance December 31, 2009	25.7	(181.6)	(0.3)	(1.7)	(157.9)
Unrealized gains (losses)	7.4	-	-	-	7.4
Reclassifications into net income [(e)]	-	-	-	1.7	1.7
Amortization of pension related costs [(b)]	-	5.3	0.1	-	5.4
Pension re-measurement	-	(8.4)	-	-	(8.4)
Pension curtailment gain [(f)]	-	1.5	-	-	1.5
Balance December 31, 2010	33.1	(183.2)	(0.2)	-	(150.3)
Unrealized gains (losses), net of tax of $1.8 million	(8.3)	-	-	-	(8.3)
Amortization of pension related costs, net of tax of $2 million[(b)]	-	3.5	0.1	-	3.6
Pension re-measurement, net of tax of $30.1 million	-	(45.9)	-	-	(45.9)
Balance December 31, 2011	$ 24.8	$ (225.6)	$ (0.1)	$ -	$ (200.9)

(a) Amounts related to "Deferred Loss – Hedging" in 2009 represent (1) the change in net unrealized losses of $1.3 million primarily on the 2008 Interest Rate Swap (see Note 11, "Financial Instruments") and (2) the reversal of $5.0 million recorded in Accumulated Other Comprehensive Loss, which consists of net settlement receipts of $0.8 million related to a 2007 interest rate swap which expired in September 2009 and net settlement payments of $5.8 million on the 2008 Interest Rate Swap.

(b) Amounts represent the change in Accumulated Other Comprehensive Loss as a result of the amortization of unrecognized prior service costs and actuarial losses (gains) arising during each year related to the Company's pension and other post-retirement plans. (See Note 14, "Savings Plan, Pension and Post-retirement Benefits").

(c) The amortization of pension related costs of $12.0 million recorded in Accumulated Other Comprehensive Loss in 2009 includes a non-cash curtailment gain of $0.8 million recognized in earnings related to the recognition of previously unrecognized prior service costs resulting from the May 2009 Pension Plan Amendments.

(d) The $9.5 million increase in pension liabilities recorded within Accumulated Other Comprehensive Loss in 2009 is the result of the re-measurement of the pension liabilities, primarily in connection with the May 2009 Pension Plan Amendments and the May 2009 Program. In connection with the May 2009 Pension Plan Amendments, the Company also recognized a curtailment gain of $9.2 million, which reduced its pension liability and was recorded as an offset against the net actuarial losses previously reported within Accumulated Other Comprehensive Loss. (See Note 14, "Savings Plan, Pension and Post-retirement Benefits").

(all tabular amounts in millions, except share and per share amounts)

(e) Amounts related to "Deferred Loss – Hedging" in 2010 represent (1) the reclassification of an unrecognized loss of $0.8 million on the 2008 Interest Rate Swap prior to its expiration in April 2010 from Accumulated Other Comprehensive Loss into earnings due to the discontinuance of hedge accounting as a result of the 2010 Refinancing (see Note 9, "Long-Term Debt and Redeemable Preferred Stock") and (2) the reversal of amounts recorded in Accumulated Other Comprehensive Loss pertaining to the net settlement payment of $0.9 million on the 2008 Interest Rate Swap.

(f) The Company recognized a $1.5 million curtailment gain in 2010, primarily in connection with the amendments to its Canadian defined benefit pension plan in 2010, which reduced pension liability and was recorded as an offset against the net actuarial losses previously reported within Accumulated Other Comprehensive Loss. (See Note 14, "Savings Plan, Pension and Post-retirement Benefits").

18. RELATED PARTY TRANSACTIONS

As of December 31, 2011, MacAndrews & Forbes beneficially owned shares of Revlon, Inc.'s Class A Common Stock and Class B Common Stock having approximately 77% of the combined voting power of all of Revlon, Inc.'s outstanding shares of Common Stock and Preferred Stock. As a result, MacAndrews & Forbes is able to elect Revlon, Inc.'s entire Board of Directors and control the vote on all matters submitted to a vote of Revlon, Inc.'s stockholders. MacAndrews & Forbes is wholly-owned by Ronald O. Perelman, Chairman of Revlon, Inc.'s Board of Directors.

Transfer Agreements

In June 1992, Revlon, Inc. and Products Corporation entered into an asset transfer agreement with Revlon Holdings LLC, a Delaware limited liability company and formerly a Delaware corporation known as Revlon Holdings Inc. ("Revlon Holdings"), and which is an affiliate and an indirect wholly-owned subsidiary of MacAndrews & Forbes, and certain of Revlon Holdings' wholly-owned subsidiaries. Revlon, Inc. and Products Corporation also entered into a real property asset transfer agreement with Revlon Holdings. Pursuant to such agreements, on June 24, 1992, Revlon Holdings transferred certain assets to Products Corporation and Products Corporation assumed all of the liabilities of Revlon Holdings, other than certain specifically excluded assets and liabilities (the liabilities excluded are referred to as the "Excluded Liabilities"). Certain consumer products lines sold in demonstrator-assisted distribution channels considered not integral to the Company's business and that historically had not been profitable and certain other assets and liabilities were retained by Revlon Holdings. Revlon Holdings agreed to indemnify Revlon, Inc. and Products Corporation against losses arising from the Excluded Liabilities, and Revlon, Inc. and Products Corporation agreed to indemnify Revlon Holdings against losses arising from the liabilities assumed by Products Corporation. The amounts reimbursed by Revlon Holdings to Products Corporation for the Excluded Liabilities was $0.3 million for each of 2011, 2010 and 2009.

Reimbursement Agreements

Revlon, Inc., Products Corporation and MacAndrews & Forbes Inc. (a wholly-owned subsidiary of MacAndrews & Forbes Holdings) have entered into reimbursement agreements (the "Reimbursement Agreements") pursuant to which (i) MacAndrews & Forbes Inc. is obligated to provide (directly or through its affiliates) certain professional and administrative services, including, without limitation, employees, to Revlon, Inc. and its subsidiaries, including, without limitation, Products Corporation, and to purchase services from third party providers, such as insurance, legal, accounting and air transportation services, on behalf of Revlon, Inc. and its subsidiaries, including Products Corporation, to the extent requested by Products Corporation, and (ii) Products Corporation is obligated to provide certain professional and administrative services, including, without limitation, employees, to MacAndrews & Forbes and purchase services from third party providers, such as insurance, legal and accounting services, on behalf of MacAndrews & Forbes to the extent requested by MacAndrews & Forbes, provided that in each case the performance of such services does not cause an unreasonable burden to MacAndrews & Forbes or Products Corporation, as the case may be.

(all tabular amounts in millions, except share and per share amounts)

Products Corporation reimburses MacAndrews & Forbes for the allocable costs of the services purchased for or provided by MacAndrews & Forbes to Products Corporation and its subsidiaries and for the reasonable out-of-pocket expenses incurred by MacAndrews & Forbes in connection with the provision of such services. MacAndrews & Forbes reimburses Products Corporation for the allocable costs of the services purchased for or provided by Products Corporation to MacAndrews & Forbes and for the reasonable out-of-pocket expenses incurred in connection with the purchase or provision of such services. Each of Revlon, Inc. and Products Corporation, on the one hand, and MacAndrews & Forbes Inc., on the other, has agreed to indemnify the other party for losses arising out of the services provided by it under the Reimbursement Agreements, other than losses resulting from its willful misconduct or gross negligence.

The Reimbursement Agreements may be terminated by either party on 90 days' notice. Products Corporation does not intend to request services under the Reimbursement Agreements unless their costs would be at least as favorable to Products Corporation as could be obtained from unaffiliated third parties.

Revlon, Inc. and Products Corporation participate in MacAndrews & Forbes' directors and officers liability insurance program, as well as its other insurance coverages, such as property damage, business interruption, liability and other coverages, which cover Revlon, Inc. and Products Corporation, as well as MacAndrews & Forbes. The limits of coverage for certain of the policies are available on an aggregate basis for losses to any or all of the participating companies and their respective directors and officers. Revlon, Inc. and Products Corporation reimburse MacAndrews & Forbes from time to time for their allocable portion of the premiums for such coverage or Revlon, Inc. and/or Products Corporation pay the insurers directly, which premiums the Company believes are more favorable than the premiums the Company would pay were it to secure stand-alone coverage. Any amounts paid by Revlon, Inc. and Products Corporation directly to MacAndrews & Forbes in respect of premiums are included in the amounts paid under the Reimbursement Agreements. The net amounts reimbursable from (payable to) MacAndrews & Forbes to (from) Products Corporation for the services provided under the Reimbursement Agreements for 2011, 2010 and 2009 were $(0.5) million, $0.1 million and nil, respectively.

Tax Sharing Agreements

As a result of a debt-for-equity exchange transaction completed in March 2004 (the "2004 Revlon Exchange Transactions"), as of March 25, 2004, Revlon, Inc., Products Corporation and their U.S. subsidiaries were no longer included in the MacAndrews & Forbes Group for U.S. federal income tax purposes. See Note 12, "Income Taxes," for further discussion on these agreements and related transactions in 2011, 2010 and 2009.

Registration Rights Agreement

Prior to the consummation of Revlon, Inc.'s initial public equity offering in February 1996, Revlon, Inc. and Revlon Worldwide Corporation (which subsequently merged into REV Holdings), the then direct parent of Revlon, Inc., entered into a registration rights agreement (the "Registration Rights Agreement"), and in February 2003, MacAndrews & Forbes executed a joinder agreement to the Registration Rights Agreement, pursuant to which REV Holdings, MacAndrews & Forbes and certain transferees of Revlon, Inc.'s Common Stock held by REV Holdings (the "Holders") had the right to require Revlon, Inc. to register under the Securities Act all or part of the Class A Common Stock owned by such Holders, including, without limitation, shares of Class A Common Stock purchased by MacAndrews & Forbes in connection with the $50.0 million equity rights offering consummated by Revlon, Inc. in 2003 and shares of Class A Common Stock issuable upon conversion of Revlon, Inc.'s Class B Common Stock owned by such Holders (a "Demand Registration"). In connection with the closing of the 2004 Revlon Exchange Transactions and pursuant to the 2004 Investment Agreement, MacAndrews & Forbes executed a joinder agreement that provided that MacAndrews & Forbes would also be a Holder under the Registration Rights Agreement and that all shares acquired by MacAndrews & Forbes pursuant to the 2004 Investment Agreement are deemed to be registrable securities under the Registration Rights Agreement. This

(all tabular amounts in millions, except share and per share amounts)

included all of the shares of Class A Common Stock acquired by MacAndrews & Forbes in connection with Revlon, Inc.'s $110 million rights offering of shares of its Class A Common Stock and related private placement to MacAndrews & Forbes, which was consummated in March 2006, and Revlon, Inc.'s $100 million rights offering of shares of its Class A Common Stock and related private placement to MacAndrews & Forbes, which was consummated in January 2007.

Revlon, Inc. may postpone giving effect to a Demand Registration for a period of up to 30 days if Revlon, Inc. believes such registration might have a material adverse effect on any plan or proposal by Revlon, Inc. with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, or if Revlon, Inc. is in possession of material non-public information that, if publicly disclosed, could result in a material disruption of a major corporate development or transaction then pending or in progress or could result in other material adverse consequences to Revlon, Inc. In addition, the Holders have the right to participate in registrations by Revlon, Inc. of its Class A Common Stock (a "Piggyback Registration"). The Holders will pay all out-of-pocket expenses incurred in connection with any Demand Registration. Revlon, Inc. will pay any expenses incurred in connection with a Piggyback Registration, except for underwriting discounts, commissions and expenses attributable to the shares of Class A Common Stock sold by such Holders.

Senior Subordinated Term Loan

For a description of transactions with MacAndrews & Forbes in 2009 in connection with the Senior Subordinated Term Loan, including, without limitation, the extension of the maturity date and the change in the annual interest rate on the Contributed Loan and the Non-Contributed Loan portions of the Senior Subordinated Term Loan and other related transactions in connection with the closing of the 2009 Exchange Offer, see Note 9, "Long-Term Debt and Redeemable Preferred Stock – Senior Subordinated Term Loan Agreement and – Redeemable Preferred Stock."

Contribution and Stockholders Agreement

In connection with consummating the 2009 Exchange Offer, Revlon, Inc. and MacAndrews & Forbes entered into a Contribution and Stockholder Agreement (as amended, the "Contribution and Stockholder Agreement"), pursuant to which through October 8, 2013:

- During any period in which Revlon, Inc. may not be subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, Revlon, Inc. will file or furnish, as appropriate, with the SEC on a voluntary basis all periodic and other reports that are required of a company that is subject to such reporting requirements;
- Revlon, Inc. will maintain a majority of independent directors on its Board of Directors, each of whom meets the "independence" criteria as set forth in Section 303A.02 of the NYSE Listed Company Manual, as it currently does; and
- Revlon, Inc. will not engage in any transaction with any affiliate, other than Revlon, Inc.'s subsidiaries, or with any legal or beneficial owner of 10% or more of the voting power of Revlon, Inc.'s voting stock, unless (i) any such transaction or series of related transactions involving aggregate payments or other consideration in excess of $5 million has been approved by all of Revlon, Inc.'s independent directors and (ii) any such transaction or series of related transactions involving aggregate payments or other consideration in excess of $20 million has been determined, in the written opinion of a nationally recognized investment banking firm, to be fair, from a financial point of view, to Revlon, Inc., and in each case subject to certain exceptions.

MacAndrews & Forbes agreed that it will not complete certain short-form mergers under Section 253 of the DGCL unless either (i) such transaction has been approved in advance by a majority of the independent directors of Revlon, Inc.'s Board of Directors, as well as satisfying certain other conditions; or (ii) the short-form merger is preceded by a "qualifying tender offer" (as defined in the Contribution and Stockholder Agreement) for the

(all tabular amounts in millions, except share and per share amounts)

shares of Class A Common Stock held by persons other than MacAndrews & Forbes, subject to certain other conditions. In any such merger, the holders of Preferred Stock would retain their shares of Preferred Stock, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Preferred Stock).

Fidelity Stockholders Agreement

In connection with the 2004 Revlon Exchange Transactions, Revlon, Inc. and Fidelity Management & Research Co. ("Fidelity"), a wholly-owned subsidiary of FMR LLC ("FMR"), entered into a stockholders agreement (the "Fidelity Stockholders Agreement") pursuant to which, among other things, Revlon, Inc. (i) agreed to continue to maintain a majority of independent directors (as defined by NYSE listing standards) on its Board of Directors, as it currently does; (ii) established and maintains its Nominating and Corporate Governance Committee of the Board of Directors; and (iii) agreed to certain restrictions with respect to its conducting any business or entering into any transactions or series of related transactions with any of its affiliates, any holders of 10% or more of the outstanding voting stock or any affiliates of such holders (in each case, other than its subsidiaries). The Fidelity Stockholders Agreement terminates, by its terms, when Fidelity ceases to be the beneficial holder of at least 5% of Revlon, Inc.'s outstanding voting stock.

In November 2009, affiliates of Fidelity filed a Schedule 13G/A with the SEC disclosing that they ceased to own any shares of Class A Common Stock. In 2010, Fidelity advised the Company that, as of the April 8, 2010 record date for Revlon, Inc.'s 2010 Annual Stockholders' Meeting, FMR (singly or together with other affiliates of Fidelity) owned 8,233,526 shares of Revlon, Inc.'s outstanding Class A common stock and Revlon, Inc.'s Series A preferred stock, in the aggregate, representing approximately 9.2% of Revlon, Inc.'s issued and outstanding shares of voting capital stock at such date. Subsequently, however, Fidelity filed a Schedule 13F with the SEC on February 14, 2012, indicating that it owned 1,013,000 shares of Class A Common Stock as of December 31, 2011. The Company does not know how many shares of Class A Preferred Stock Fidelity may own, and there is no public record of such ownership.

Other

Pursuant to a lease dated April 2, 1993 (the "Edison Lease"), Revlon Holdings leased to Products Corporation the Edison, N.J. research and development facility for a term of up to 10 years with an annual rent of $1.4 million and certain shared operating expenses payable by Products Corporation which, together with the annual rent, were not to exceed $2.0 million per year. In August 1998, Revlon Holdings sold the Edison facility to an unrelated third party, which assumed substantially all liability for environmental claims and compliance costs relating to the Edison facility, and in connection with such sale Products Corporation terminated the Edison Lease and entered into a new lease with the new owner. Revlon Holdings agreed to indemnify Products Corporation through September 1, 2013 (the original term of the new lease) to the extent that rent under the new lease exceeds the rent that would have been payable under the terminated Edison Lease had it not been terminated. Effective October 2010, Products Corporation entered into a renewal of the lease with the owner through September 2025. The Revlon Holdings indemnification obligation will terminate on September 1, 2013. The net amounts reimbursed by Revlon Holdings to Products Corporation with respect to the Edison facility for 2011, 2010 and 2009 were $0.1 million, $0.3 million and $0.4 million, respectively.

Certain of Products Corporation's debt obligations, including the 2011 Credit Agreements and Products Corporation's 9¾% Senior Secured Notes, have been, and may in the future be, supported by, among other things, guarantees from Revlon, Inc. and, subject to certain limited exceptions, all of the domestic subsidiaries of Products Corporation. The obligations under such guarantees are secured by, among other things, the capital stock of Products Corporation and, subject to certain limited exceptions, the capital stock of all of Products Corporation's domestic subsidiaries and 66% of the capital stock of Products Corporation's and its domestic subsidiaries' first-tier foreign subsidiaries.

(all tabular amounts in millions, except share and per share amounts)

19. COMMITMENTS AND CONTINGENCIES

Products Corporation currently leases manufacturing, executive, research and development, and sales facilities and various types of equipment under operating and capital lease agreements. Rental expense was $17.7 million, $16.9 million and $16.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Minimum rental commitments under all noncancelable leases, including those pertaining to idled facilities, with remaining lease terms in excess of one year from December 31, 2011 aggregated $72.8 million. Such commitments for each of the five years and thereafter subsequent to December 31, 2011 are $18.6 million, $16.1 million, $12.2 million, $5.3 million, $4.6 million and $16.0 million, respectively.

The Company is involved in various routine legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the Company's business, financial condition and/or its results of operations. However, in light of the uncertainties involved in legal proceedings generally, the ultimate outcome of a particular matter could be material to the Company's operating results for a particular period depending on, among other things, the size of the loss or the nature of the liability imposed and the level of the Company's income for that particular period.

As previously announced, on October 8, 2009, the Company consummated its voluntary exchange offer in which, among other things, Revlon, Inc. issued to stockholders who elected to exchange shares (other than MacAndrews & Forbes) 9,336,905 shares of its Preferred Stock in exchange for the same number of shares of Revlon, Inc. Class A Common Stock tendered in the Exchange Offer (the "Exchange Offer"). On April 24, 2009, May 1, 2009, May 5, 2009 and May 12, 2009, respectively, four purported class actions were filed by each of Vern Mercier, Arthur Jurkowitz, Suri Lefkowitz and T. Walter Heiser in the Court of Chancery of the State of Delaware (the "Chancery Court"). On May 4, 2009, a purported class action was filed by Stanley E. Sullivan in the Supreme Court of New York, New York County. Each such lawsuit was brought against Revlon, Inc., Revlon, Inc.'s then directors and MacAndrews & Forbes, and challenged a merger proposal made by MacAndrews & Forbes on April 13, 2009, which would have resulted in MacAndrews & Forbes and certain of its affiliates owning 100% of Revlon, Inc.'s outstanding Common Stock (in lieu of consummating such merger proposal, the Company consummated the aforementioned Exchange Offer). Each action sought, among other things, to enjoin the proposed merger transaction. On June 24, 2009, the Chancery Court consolidated the four Delaware actions (the "Initial Consolidated Action"), and appointed lead counsel for plaintiffs. As announced on August 10, 2009, an agreement in principle was reached to settle the Initial Consolidated Action, as set forth in a Memorandum of Understanding (as amended in September 2009, the "Settlement Agreement").

On December 24, 2009, an amended complaint was filed in the Sullivan action alleging, among other things, that defendants should have disclosed in the Company's Offer to Exchange for the Exchange Offer information regarding the Company's financial results for the fiscal quarter ended September 30, 2009. On January 6, 2010, an amended complaint was filed by plaintiffs in the Initial Consolidated Action making allegations similar to those in the amended Sullivan complaint. Revlon initially believed that by filing the amended complaint, plaintiffs in the Initial Consolidated Action had formally repudiated the Settlement Agreement, and on January 8, 2010, defendants filed a motion to enforce the Settlement Agreement.

In addition to the amended complaints in the Initial Consolidated Action and the Sullivan action, on December 21, 2009, Revlon, Inc.'s current directors, a former director and MacAndrews & Forbes were named as defendants in a purported class action filed in the Chancery Court by Edward Gutman. Also on December 21, 2009, a second purported class action was filed in the Chancery Court against Revlon, Inc.'s current directors and a former director by Lawrence Corneck. The Gutman and Corneck actions make allegations similar to those in the amended complaints in the Sullivan action and the Initial Consolidated Action. On January 15, 2010, the Chancery Court consolidated the Gutman and Corneck actions with the Initial Consolidated Action (the Initial Consolidated Action, as consolidated with the Gutman and Corneck actions, is hereafter referred to as the

(all tabular amounts in millions, except share and per share amounts)

"Consolidated Action"). A briefing schedule was then set to determine the leadership structure for plaintiffs in the Consolidated Action.

On March 16, 2010, after hearing oral argument on the leadership issue, the Chancery Court changed the leadership structure for plaintiffs in the Consolidated Action. Thereafter, newly appointed counsel for the plaintiffs in the Consolidated Action and the defendants agreed that the defendants would withdraw their motion to enforce the Settlement Agreement and that merits discovery would proceed. Defendants agreed not to withdraw any of the concessions that had been provided to the plaintiffs as part of the Settlement Agreement.

On May 25, 2010, plaintiffs' counsel in the Consolidated Action filed an amended complaint alleging breaches of fiduciary duties arising out of the Exchange Offer and that defendants should have disclosed in the Company's Offer to Exchange information regarding the Company's financial results for the fiscal quarter ended September 30, 2009. On January 10, 2012, plaintiffs' counsel filed a motion for class certification. That motion is not yet fully briefed. Merits discovery is proceeding in the Consolidated Action.

On December 31, 2009, a purported class action was filed in the U.S. District Court for the District of Delaware by John Garofalo against Revlon, Inc., Revlon, Inc.'s current directors, a former director and MacAndrews & Forbes alleging federal and state law claims stemming from the alleged failure to disclose in the Offer to Exchange certain information relating to the Company's financial results for the fiscal quarter ended September 30, 2009. On July 29, 2011, the plaintiff in this action filed an amended complaint. On January 31, 2012, defendants filed a motion to dismiss the amended complaint in the Garofalo action. That motion is not yet fully briefed. Defendants previously reached an agreement with the plaintiff in the Garofalo action to permit the plaintiff to participate in merits discovery in the Consolidated Action, and have agreed to permit plaintiff to continue to participate in the merits discovery while the motion to dismiss is pending. An agreement has also been reached with the plaintiff in the Sullivan action to stay proceedings in that action, including any response to the amended complaint, until June 29, 2012, so that the plaintiff can participate in the merits discovery in the Consolidated Action.

On May 11, 2010, a purported derivative action was filed in the U.S. District Court for the District of Delaware by Richard Smutek, derivatively and on behalf of Revlon, Inc. against Revlon, Inc.'s current directors and MacAndrews & Forbes alleging breach of fiduciary duty in allowing the Exchange Offer to proceed and failing to disclose in the Offer to Exchange certain information related to the Company's financial results for the fiscal quarter ended September 30, 2009. On August 16, 2010, defendants moved to dismiss the complaint. Briefing on defendants' motions to dismiss was completed on December 10, 2010. Thereafter, the parties requested oral argument on the motions to dismiss. The motions to dismiss are currently pending. On September 27, 2010, plaintiff filed a motion to compel discovery. In response, defendants moved to strike plaintiff's motion to compel discovery or, in the alternative, for an extension of time for defendants to respond to plaintiff's motion. On October 17, 2011, the U.S. District Court for the District of Delaware denied plaintiff's motion to compel and granted defendants' motion to strike.

Plaintiffs in each of these actions are seeking, among other things, an award of damages and the costs and disbursements of such actions, including a reasonable allowance for the fees and expenses of each such plaintiff's attorneys and experts. Because the Smutek action is styled as a derivative action on behalf of the Company, any award of damages, costs and disbursements would be made to and for the benefit of the Company.

The Company believes the allegations contained in the amended Sullivan complaint, the amended complaint in the Consolidated Action, the amended Garofalo complaint and the Smutek complaint are without merit and intends to vigorously defend against them. The Company believes it has substantial factual and legal defenses to the claims at issue and believes that it would prevail at trial. However, in an effort to mitigate the utilization of time and resources on these matters, the Company has had discussions regarding settlement of these matters. Based on the current state of discussions, it appears that the likelihood of a settlement is remote at this time.

(all tabular amounts in millions, except share and per share amounts)

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations:

	Year Ended December 31, 2011			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 333.2	$ 351.2	$ 337.2	$ 359.8
Gross profit	219.9	229.3	214.1	225.5
Income from continuing operations, net of taxes [(a)]	10.4	5.9	0.1	36.4
Income from discontinued operations, net of taxes	-	0.6	-	-
Net income [(a)]	10.4	6.5	0.1	36.4
Basic income per common share [(a)]:				
Continuing operations	0.20	0.11	-	0.70
Discontinued operations	-	0.01	-	-
Net income per common share	$ 0.20	$ 0.12	$ -	$ 0.70
Diluted income per common share [(a)]:				
Continuing operations	0.20	0.11	-	0.70
Discontinued operations	-	0.01	-	-
Net income per common share	$ 0.20	$ 0.12	$ -	$ 0.70

	Year Ended December 31, 2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 305.5	$ 327.7	$ 319.0	$ 369.2
Gross profit	196.8	220.7	208.6	240.0
Income from continuing operations, net of taxes[(b)]	2.2	16.0	12.6	296.2
Income (loss) from discontinued operations, net of taxes	-	0.4	(0.1)	-
Net income[(b)]	2.2	16.4	12.5	296.2
Basic income per common share [(b)]:				
Continuing operations	0.04	0.31	0.24	5.71
Discontinued operations	-	0.01	-	-
Net income per common share	$ 0.04	$ 0.32	$ 0.24	$ 5.71
Diluted income per common share [(b)]:				
Continuing operations	0.04	0.31	0.24	5.66
Discontinued operations	-	0.01	-	-
Net income per common share	$ 0.04	$ 0.31	$ 0.24	$ 5.66

(a) Income from continuing operations, net income and basic and diluted earnings per share for the fourth quarter of 2011 were favorably impacted by an increase in net income driven by a non-cash benefit of

(all tabular amounts in millions, except share and per share amounts)

$16.9 million related to the reduction of the Company's deferred tax valuation allowance on its net deferred tax assets for certain jurisdictions outside the U.S. at December 31, 2011 as a result of the Company's improved earnings trends and cumulative taxable income in those jurisdictions. (See Note 12, "Income Taxes").

(b) Income from continuing operations, net income and basic and diluted earnings per share for the fourth quarter of 2010 were favorably impacted by an increase in net income driven by a non-cash benefit of $260.6 million related to the reduction of the Company's deferred tax valuation allowance on its U.S. net deferred tax assets at December 31, 2010 as a result of the Company achieving three cumulative years, as well as three consecutive years, of positive U.S. GAAP pre-tax income and taxable income in the U.S., and based upon the Company's then-current expectations for realization of such deferred tax benefits in the U.S. The Company reflected this benefit in the provision for income taxes. (See Note 12, "Income Taxes").

21. GEOGRAPHIC, FINANCIAL AND OTHER INFORMATION

The Company manages its business on the basis of one reportable operating segment. (See Note 1, "Summary of Significant Accounting Policies", for a brief description of the Company's business). As of December 31, 2011, the Company had operations established in 14 countries outside of the U.S. and its products are sold throughout the world. Generally, net sales by geographic area are presented by attributing revenues from external customers on the basis of where the products are sold. During 2011, 2010 and 2009, Walmart and its affiliates worldwide accounted for approximately 22%, 22% and 23%, respectively, of the Company's net sales. The Company expects that Walmart and a small number of other customers will, in the aggregate, continue to account for a large portion of the Company's net sales. As is customary in the consumer products industry, none of the Company's customers is under an obligation to continue purchasing products from the Company in the future.

In the tables below, certain prior year amounts have been reclassified to conform to the current period's presentation.

	Year Ended December 31,					
	2011		2010		2009	
Geographic area:						
Net sales:						
United States	$ 757.4	*55%*	$ 729.1	*55%*	$ 747.9	*58%*
Outside of the United States	624.0	*45%*	592.3	*45%*	548.0	*42%*
	$1,381.4		$1,321.4		$1,295.9	

	December 31,			
	2011		2010	
Long-lived assets - net:				
United States	$ 357.8	*88%*	$ 331.5	*87%*
Outside of the United States	48.5	*12%*	49.7	*13%*
	$ 406.3		$ 381.2	

(all tabular amounts in millions, except share and per share amounts)

	Year Ended December 31,					
	2011		2010		2009	
Classes of similar products:						
Net sales:						
Color cosmetics	$ 858.7	*62%*	$ 816.1	*62%*	$ 785.5	*61%*
Beauty care and fragrance	522.7	*38%*	505.3	*38%*	510.4	*39%*
	$ 1,381.4		$ 1,321.4		$ 1,295.9	

22. GUARANTOR FINANCIAL INFORMATION

Products Corporation's 9¾% Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by Revlon, Inc. and Products Corporation's domestic subsidiaries (other than certain immaterial subsidiaries) that guarantee Products Corporation's obligations under its 2011 Credit Agreements (the "Guarantor Subsidiaries").

The following Condensed Consolidating Financial Statements present the financial information as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009 for (i) Products Corporation on a stand-alone basis; (ii) the Guarantor Subsidiaries on a stand-alone basis; (iii) the subsidiaries of Products Corporation that do not guarantee Products Corporation's 9¾% Senior Secured Notes (the "Non-Guarantor Subsidiaries") on a stand-alone basis; and (iv) Products Corporation, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis. The Condensed Consolidating Financial Statements are presented on the equity method, under which the investments in subsidiaries are recorded at cost and adjusted for the applicable share of the subsidiary's cumulative results of operations, capital contributions, distributions and other equity changes. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Balance Sheets
As of December 31, 2011

	Products Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Cash and cash equivalents	$ 57.7	$ 0.1	$ 43.9	$ -	$ 101.7
Trade receivables, less allowances for doubtful accounts	107.1	18.2	86.7	-	212.0
Inventories	68.3	8.4	34.3	-	111.0
Deferred income taxes—current	40.0	-	9.6	-	49.6
Prepaid expenses and other	78.3	4.2	25.1	-	107.6
Intercompany receivables	907.6	445.5	362.4	(1,715.5)	-
Investment in subsidiaries	(164.2)	(193.0)	-	357.2	-
Property, plant and equipment, net	85.2	0.9	12.8	-	98.9
Deferred income taxes—noncurrent	206.9	-	14.5	-	221.4
Goodwill, net	150.6	42.2	1.9	-	194.7
Other assets	53.6	24.5	31.1	-	109.2
Total assets	$ 1,591.1	$ 351.0	$ 622.3	$ (1,358.3)	$ 1,206.1
LIABILITIES AND STOCKHOLDER'S DEFICIENCY					
Short-term borrowings	$ -	$ 3.6	$ 2.3	$ -	$ 5.9
Current portion of long-term debt	8.0	-	-	-	8.0
Accounts payable	56.0	3.9	29.1	-	89.0
Accrued expenses and other	150.8	10.8	68.4	-	230.0
Intercompany payables	559.0	609.9	546.6	(1,715.5)	-
Long-term debt	1,107.0	-	-	-	1,107.0
Long-term debt – affiliates	107.0	-	-	-	107.0
Other long-term liabilities	244.9	5.3	50.6	-	300.8
Total liabilities	2,232.7	633.5	697.0	(1,715.5)	1,847.7
Stockholder's deficiency	(641.6)	(282.5)	(74.7)	357.2	(641.6)
Total liabilities and stockholder's deficiency	$ 1,591.1	$ 351.0	$ 622.3	$ (1,358.3)	$ 1,206.1

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Balance Sheets
As of December 31, 2010

	Products Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Cash and cash equivalents	$ 20.5	$ 0.1	$ 56.1	$ -	$ 76.7
Trade receivables, less allowances for doubtful accounts	91.0	14.9	91.6	-	197.5
Inventories	76.6	2.4	36.0	-	115.0
Deferred income taxes - current	34.4	-	5.9	-	40.3
Prepaid expenses and other	72.5	3.2	22.4	-	98.1
Intercompany receivables	895.1	432.0	331.1	(1,658.2)	-
Investment in subsidiaries	(229.8)	(184.7)	-	414.5	-
Property, plant and equipment, net	89.4	0.6	16.2	-	106.2
Deferred income taxes - noncurrent	214.0	-	2.6	-	216.6
Goodwill, net	150.6	30.0	2.1	-	182.7
Other assets	55.8	4.2	27.3	-	87.3
Total assets	$ 1,470.1	$ 302.7	$ 591.3	$ (1,243.7)	$ 1,120.4
LIABILITIES AND STOCKHOLDER'S DEFICIENCY					
Short-term borrowings	$ -	$ 1.8	$ 1.9	$ -	$ 3.7
Current portion of long-term debt	8.0	-	-	-	8.0
Accounts payable	54.3	4.4	25.8	-	84.5
Accrued expenses and other	140.1	9.0	67.1	-	216.2
Intercompany payables	516.4	613.4	528.4	(1,658.2)	-
Long-term debt	1,100.9	-	-	-	1,100.9
Long-term debt – affiliates	107.0	-	-	-	107.0
Other long-term liabilities	200.5	9.1	47.6	-	257.2
Total liabilities	2,127.2	637.7	670.8	(1,658.2)	1,777.5
Stockholder's deficiency	(657.1)	(335.0)	(79.5)	414.5	(657.1)
Total liabilities and stockholder's deficiency	$ 1,470.1	$ 302.7	$ 591.3	$ (1,243.7)	$ 1,120.4

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Statement of Income
For the Year Ended December 31, 2011

	Products Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 883.7	$ 95.2	$ 574.9	$ (172.4)	$ 1,381.4
Cost of sales	399.8	45.0	220.2	(172.4)	492.6
Gross profit	483.9	50.2	354.7	-	888.8
Selling, general and administrative expenses	391.9	40.6	245.6	-	678.1
Restructuring costs and other, net	-	-	-	-	-
Operating income	92.0	9.6	109.1	-	210.7
Other expenses (income):					
Intercompany interest, net	0.1	(1.0)	7.1	-	6.2
Interest expense	84.2	0.3	0.4	-	84.9
Amortization of debt issuance costs	3.7	-	-	-	3.7
Loss on early extinguishment of debt, net	11.2	-	-	-	11.2
Foreign currency (gains) losses, net	(1.5)	0.5	5.4	-	4.4
Miscellaneous, net	(47.9)	(1.9)	51.3	-	1.5
Other expenses, net	49.8	(2.1)	64.2	-	111.9
Income from continuing operations before income taxes	42.2	11.7	44.9	-	98.8
Provision for income taxes	26.8	3.2	5.4	-	35.4
Income from continuing operations	15.4	8.5	39.5	-	63.4
Income from discontinued operations, net of taxes	0.6	-	-	-	0.6
Equity in income of subsidiaries	48.0	10.8	-	(58.8)	-
Net income	$ 64.0	$ 19.3	$ 39.5	$ (58.8)	$ 64.0

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Statement of Income
For the Year Ended December 31, 2010

	Products Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 854.2	$ 69.4	$ 546.1	$ (148.3)	$ 1,321.4
Cost of sales	367.8	32.0	203.8	(148.3)	455.3
Gross profit	486.4	37.4	342.3	-	866.1
Selling, general and administrative expenses	399.6	32.5	227.2	-	659.3
Restructuring costs and other, net	(0.2)	-	(0.1)	-	(0.3)
Operating income	87.0	4.9	115.2	-	207.1
Other expenses (income):					
Intercompany interest, net	(0.1)	(1.1)	7.4	-	6.2
Interest expense	89.9	0.3	0.3	-	90.5
Amortization of debt issuance costs	4.5	-	-	-	4.5
Loss on early extinguishment of debt, net	9.7	-	-	-	9.7
Foreign currency (gains) losses, net	(4.6)	(0.3)	11.2	-	6.3
Miscellaneous, net	(46.9)	2.9	45.2	-	1.2
Other expenses, net	52.5	1.8	64.1	-	118.4
Income from continuing operations before income taxes	34.5	3.1	51.1	-	88.7
(Benefit from) provision for income taxes	(255.8)	4.1	16.4	-	(235.3)
Income (loss) from continuing operations	290.3	(1.0)	34.7	-	324.0
Income from discontinued operations, net of taxes	0.3	-	-	-	0.3
Equity in income of subsidiaries	33.7	18.5	-	(52.2)	-
Net income	$ 324.3	$ 17.5	$ 34.7	$ (52.2)	$ 324.3

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Statement of Income
For the Year Ended December 31, 2009

	Products Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 852.6	$ 71.0	$ 500.9	$ (128.6)	$ 1,295.9
Cost of sales	373.0	31.2	199.1	(128.6)	474.7
Gross profit	479.6	39.8	301.8	-	821.2
Selling, general and administrative expenses	375.7	33.7	210.2	-	619.6
Restructuring costs and other, net	16.7	1.2	3.4	-	21.3
Operating income	87.2	4.9	88.2	-	180.3
Other expenses (income):					
Intercompany interest, net	(2.0)	(1.5)	4.9	-	1.4
Interest expense	91.2	0.1	0.3	-	91.6
Amortization of debt issuance costs	5.5	-	-	-	5.5
Loss on early extinguishment of debt, net	5.8	-	-	-	5.8
Foreign currency (gains) losses, net	(0.8)	0.4	9.3	-	8.9
Miscellaneous, net	(36.6)	(4.8)	41.9	-	0.5
Other expenses (income), net	63.1	(5.8)	56.4	-	113.7
Income from continuing operations before income taxes	24.1	10.7	31.8	-	66.6
(Benefit from) provision for income taxes	(25.6)	23.1	10.6	-	8.1
Income (loss) from continuing operations	49.7	(12.4)	21.2	-	58.5
Income from discontinued operations, net of taxes	0.3	-	-	-	0.3
Equity in earnings of subsidiaries	8.8	12.5	-	(21.3)	-
Net income	$ 58.8	$ 0.1	$ 21.2	$ (21.3)	$ 58.8

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Statement of Cash Flow
For the Year Ended December 31, 2011

	Products Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 58.2	$ 37.4	$ (7.6)	$ -	$ 88.0
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	(11.7)	(0.4)	(1.8)	-	(13.9)
Acquisition	-	(39.0)	-	-	(39.0)
Proceeds from sales of certain assets	0.1	-	0.2	-	0.3
Net cash used in investing activities	(11.6)	(39.4)	(1.6)	-	(52.6)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net increase in short-term borrowings and overdraft	(2.5)	2.0	0.7	-	0.2
Repayments under the 2010 Term Loan Facility	(794.0)	-	-	-	(794.0)
Borrowings under the 2011 Term Loan Facility	796.0	-	-	-	796.0
Repayments under the 2011 Term Loan Facility	(4.0)	-	-	-	(4.0)
Payment of financing costs	(4.3)	-	-	-	(4.3)
Other financing activities	(0.6)	-	(0.8)	-	(1.4)
Net cash (used in) provided by financing activities	(9.4)	2.0	(0.1)	-	(7.5)
Effect of exchange rate changes on cash and cash equivalents	-	-	(2.9)	-	(2.9)
Net increase (decrease) in cash and cash equivalents	37.2	-	(12.2)	-	25.0
Cash and cash equivalents at beginning of period	20.5	0.1	56.1	-	76.7
Cash and cash equivalents at end of period	$ 57.7	$ 0.1	$ 43.9	$ -	$ 101.7

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Statement of Cash Flow
For the Year Ended December 31, 2010

	Products Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 70.8	$ (0.9)	$ 26.8	$ -	$ 96.7
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	(13.7)	(0.1)	(1.4)	-	(15.2)
Proceeds from sales of certain assets	-	-	0.3	-	0.3
Net cash used in investing activities	(13.7)	(0.1)	(1.1)	-	(14.9)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (decrease) increase in short-term borrowings and overdraft	(12.8)	0.7	1.5	-	(10.6)
Repayments under the 2006 Term Loan Facility	(815.0)	-	-	-	(815.0)
Borrowings under the 2010 Term Loan Facility	786.0	-	-	-	786.0
Repayments under the 2010 Term Loan Facility	(6.0)	-	-	-	(6.0)
Payment of financing costs	(17.0)	-	-	-	(17.0)
Other financing activities	0.8	-	(0.5)	-	0.3
Net cash (used in) provided by financing activities	(64.0)	0.7	1.0	-	(62.3)
Effect of exchange rate changes on cash and cash equivalents	-	-	2.7	-	2.7
Net (decrease) increase in cash and cash equivalents	(6.9)	(0.3)	29.4	-	22.2
Cash and cash equivalents at beginning of period	27.4	0.4	26.7	-	54.5
Cash and cash equivalents at end of period	$ 20.5	$ 0.1	$ 56.1	$ -	$ 76.7

(all tabular amounts in millions, except share and per share amounts)

Consolidating Condensed Statement of Cash Flow
For the Year Ended December 31, 2009

	Products Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 112.1	$ (1.5)	$ (7.3)	$ -	$ 103.3
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	(11.1)	(0.2)	(3.0)	-	(14.3)
Proceeds from the sale of certain assets	-	-	2.5	-	2.5
Net cash used in investing activities	(11.1)	(0.2)	(0.5)	-	(11.8)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net increase (decrease) in short-term borrowings and overdraft	5.2	1.0	(0.2)	-	6.0
Repayments under the 2006 Term Loan Facility	(18.7)	-	-	-	(18.7)
Proceeds from the issuance of long-term debt, net	326.4	-	-	-	326.4
Repayment of long-term debt	(381.4)	-	(0.3)	-	(381.7)
Payment of financing costs	(23.4)	-	-	-	(23.4)
Other financing activities	(0.6)	-	(0.3)	-	(0.9)
Net cash (used in) provided by financing activities	(92.5)	1.0	(0.8)	-	(92.3)
Net cash provided by discontinued operations	0.2	-	-	-	0.2
Effect of exchange rate changes on cash and cash equivalents	-	0.1	2.2	-	2.3
Net increase (decrease) in cash and cash equivalents	8.7	(0.6)	(6.4)	-	1.7
Cash and cash equivalents at beginning of period	18.7	1.0	33.1	-	52.8
Cash and cash equivalents at end of period	$ 27.4	$ 0.4	$ 26.7	$ -	$ 54.5

Schedule II

REVLON, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2011, 2010 and 2009
(dollars in millions)

	Balance at Beginning of Year	Charged to Cost and Expenses	Other Deductions	Balance at End of Year
Allowance for Doubtful Accounts[(a)]:				
2011	$ 3.1	$ (0.1)	$ 0.2	$ 3.2
2010	3.8	(0.6)	(0.1)	3.1
2009	3.3	0.9	(0.4)	3.8
Allowance for Volume and Early Payment Discounts[(b)]:				
2011	$ 15.2	$ 54.4	$ (53.9)	$ 15.7
2010	14.4	60.9	(60.1)	15.2
2009	13.5	56.2	(55.3)	14.4
Allowance for Sales Returns[(c)]:				
2011	$ 59.9	$ 77.0	$ (79.1)	$ 57.8
2010	65.5	75.4	(81.0)	59.9
2009	70.2	86.0	(90.7)	65.5

(a) Includes doubtful accounts written off, less recoveries, as well as reclassifications and foreign currency translation adjustments.

(b) Includes discounts taken, reclassifications and foreign currency translation adjustments.

(c) Includes sales returns as a reduction to sales and cost of sales, and an increase to accrued liabilities and inventories.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Revlon, Inc.
(Registrant)

By: /s/ Alan T. Ennis	By: /s/ Steven Berns	By: /s/ Gina M. Mastantuono
Alan T. Ennis President, Chief Executive Officer and Director	Steven Berns Executive Vice President and Chief Financial Officer	Gina M. Mastantuono Senior Vice President, Corporate Controller and Chief Accounting Officer

Dated: February 16, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant on February 16, 2012 and in the capacities indicated.

Signature	Title
* (Ronald O. Perelman)	Chairman of the Board and Director
* (Barry F. Schwartz)	Director
* (David L. Kennedy)	Vice Chairman and Director
* (Alan S. Bernikow)	Director
* (Paul J. Bohan)	Director
* (Meyer Feldberg)	Director
* (Debra L. Lee)	Director
* (Tamara Mellon)	Director
* (Richard J. Santagati)	Director
* (Kathi P. Seifert)	Director

* Lauren Goldberg, by signing her name hereto, does hereby sign this report on behalf of the directors of the registrant above whose typed names asterisks appear, pursuant to powers of attorney duly executed by such directors and filed with the Securities and Exchange Commission.

By: /s/ Lauren Goldberg
Lauren Goldberg
Attorney-in-fact

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on shares of the Company's Class A Common Stock with that of the S&P 500 Index – Total Returns, the S&P 500 Household Products Index and the S&P 500 Personal Products Index through December 31, 2011. The comparison for each of the periods presented below assumes that $100 was invested on December 31, 2006 in shares of the Company's Class A Common Stock and the stocks included in the relevant indices, and that all dividends, if any, were reinvested. These indices, which reflect formulas for dividend reinvestment and weighting of individual stocks, do not necessarily reflect returns that could be achieved by individual investors.

FIVE-YEAR TOTAL STOCKHOLDER RETURN
REVLON, INC. VS. S&P INDICES

Comparison of 5-Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011



$140
$120
$100
$80
$60
$40
$20
$0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Revlon, Inc. Class A Common Stock
S&P 500 Household Products Index
S&P 500 Personal Products Index
S&P 500 Index - Total Returns

Source: Zacks Investment Research, Inc.

Notes: The dollar amounts listed below have been rounded down to the whole dollar.
Year-end dates give effect to the last trading day for each respective year.

Summary	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Revlon, Inc. Class A Common Stock	$100	$92	$52	$133	$77	$116
S&P 500 Index — Total Returns	$100	$105	$66	$84	$97	$99
S&P 500 Personal Products Index	$100	$119	$77	$110	$130	$124
S&P 500 Household Products Index	$100	$116	$100	$106	$114	$126

SHAREHOLDER INFORMATION
REVLON, INC.

COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Class A Common Stock, par value $0.01 per share, is listed on the New York Stock Exchange (the "NYSE") under the symbol "REV." The following table sets forth the range of high and low closing prices as reported by the NYSE for the Company's Class A Common Stock for each quarter in 2011 and 2010.

	2011		2010	
QUARTER	HIGH	LOW	HIGH	LOW
First	$15.87	$ 9.67	$18.13	$14.18
Second	17.62	14.68	18.04	11.01
Third	19.25	11.72	13.69	10.67
Fourth	16.18	11.32	14.50	9.36

As of the close of business on December 31, 2011, there were 517 holders of record of the Company's Class A Common Stock (which does not include the number of beneficial owners holding indirectly through a broker, bank or other nominee). The closing price as reported by the NYSE for the Company's Class A Common Stock on December 30, 2011 (the last NYSE trading day during 2011) was $14.87 per share.

The Company has not declared a cash dividend on its Class A Common Stock subsequent to the Company's initial public offering in 1996 and does not anticipate that any cash dividends will be declared on its Class A Common Stock in the foreseeable future. The timing, amount and form of dividends, if any, will depend on, among other things, the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors. The declaration and payment of dividends are subject to the discretion of the Company's Board of Directors and are subject to certain limitations under Delaware law, and are also limited by the terms of the Company's credit agreements, indenture and certain other debt instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 9 ("Long-Term Debt and Redeemable Preferred Stock") of the "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 16, 2012, for a discussion of certain matters affecting the declaration and payment of dividends.

Transfer Agent & Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Independent Registered Public Accounting Firm

KPMG LLP
New York, NY

Notice of Annual Meeting

The 2012 Annual Meeting of Stockholders will be held on June 7, 2012 at 10:00 a.m. (EDT) at
Revlon's Research Center
2121 Route 27
Edison, NJ 08818

Corporate Address

Revlon, Inc.
237 Park Avenue
New York, NY 10017
212-527-4000

CORPORATE AND INVESTOR INFORMATION

The Company's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 16, 2012, is available without charge upon written request to:

Revlon, Inc.
237 Park Avenue
New York, NY 10017
Attention: Investor Relations

A printable copy of such report is also available on the Company's corporate website, www.revloninc.com, as well as the SEC's website at www.sec.gov.

INVESTOR RELATIONS AND MEDIA CONTACT

Elise A. Garofalo, *Senior Vice President, Treasurer and Investor Relations*
212-527-5264

CONSUMER INFORMATION CENTER

1-800-4-Revlon (1-800-473-8566)

VISIT OUR WEBSITES AT

For investors:

www.revloninc.com

For consumers:

www.revlon.com

The product and brand names used throughout this report are registered or unregistered trademarks of Revlon Consumer Products Corporation.

This annual report contains forward-looking statements under the caption "Dear Shareholders" which represent the Company's expectations, beliefs and estimates as to future events and financial performance, including our strategic goal to profitably grow our business, including by (1) building our strong brands, with an emphasis on the following key drivers of profitable growth: innovative, high-quality, consumer-preferred brand offering; effective brand communication; appropriate levels of advertising and promotion; and superb execution with our retail partners; (2) developing our organizational capability, including our continuously strengthening our capabilities by developing our people and by recruiting talented and experienced individuals across all functions in the organization; (3) driving our company to act globally, including our belief that we are leveraging brand positioning, portfolio planning, and brand communications plans globally, and that we are focused on improving our operating efficiency through many activities, including global supply chain management; (4) increasing our operating profit and cash flow; and (5) improving our capital structure, including our belief that our current capital structure provides us with the flexibility to continue to execute our business strategy. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in any forward-looking statements. Please see Part I, Item 1A. "Risk Factors" and Part II, "Forward-Looking Statements" in our Annual Report on Form 10-K included in this annual report for a full description of these risks, uncertainties and other factors, as well as other important information with respect to our forward-looking statements. Revlon, Inc. filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 16, 2012. On June 28, 2011, Revlon, Inc. filed the Annual CEO Certification, without qualification, pursuant to Section 303A.12(a) of the NYSE Listed Company Manual.

Board of Directors

Ronald O. Perelman
Chairman of the Board,
Revlon, Inc.;
Chairman and Chief Executive Officer,
MacAndrews & Forbes Holdings Inc.

David L. Kennedy
Vice Chairman of the Board,
Revlon, Inc.;
Senior Executive Vice President,
MacAndrews & Forbes Holdings Inc.;
Vice Chairman,
Scientific Games Corporation

Alan T. Ennis
President and Chief Executive Officer,
Revlon, Inc.

Alan S. Bernikow (1, 2)*
Retired Deputy Chief Executive Officer,
Deloitte & Touche LLP

Paul J. Bohan (1, 3)
Retired Managing Director,
Salomon Smith Barney

Meyer Feldberg (1, 3)**
Dean Emeritus,
Columbia Business School

Debra L. Lee (3)
Chairman and Chief Executive Officer,
BET Networks

Tamara Mellon
President,
TMellon Enterprises LLC

Richard J. Santagati (2, 3)
Retired President of Merrimack College

Barry F. Schwartz (2)
Executive Vice Chairman and Chief
Administrative Officer,
MacAndrews & Forbes Holdings Inc.

Kathi P. Seifert (1, 2)
Chairperson,
Katapult, LLC

Officers

Ronald O. Perelman
Chairman of the Board

David L. Kennedy***
Vice Chairman of the Board

Alan T. Ennis***
President and Chief Executive Officer

Steven Berns***
Executive Vice President and Chief
Financial Officer

Chris Elshaw***
Executive Vice President and Chief
Operating Officer

Robert K. Kretzman***
Executive Vice President and Chief
Administrative Officer

Xavier Garijo
Executive Vice President and Chief
Supply Chain Officer

Lauren Goldberg
Executive Vice President and General
Counsel

Julia Goldin
Executive Vice President and Global
Chief Marketing Officer

Alan Meyers
Executive Vice President and Chief
Science Officer

Elise A. Garofalo
Senior Vice President,
Treasurer and Investor Relations

Gina Mastantuono
Senior Vice President,
Corporate Controller and
Chief Accounting Officer

Mark M. Sexton
Senior Vice President, Taxes

Michael T. Sheehan
Senior Vice President,
Deputy General Counsel and
Secretary

Investor Relations

Elise A. Garofalo
Senior Vice President,
Treasurer and Investor Relations

1. Audit Committee member
2. Compensation Committee member
3. Nominating and Corporate Governance Committee member

* Audit Committee Chairman; Compensation Committee Chairman
** Nominating and Corporate Governance Committee Chairman
*** Executive Officer


OLIVIA WILDE


ATE HUDSON

